FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2016

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

CNPJ/MF: 47.508.411/0001-56

COMPANY REGISTRY (NIRE): 35.300.089.901

São Paulo, 28 March 2016.

MANAGEMENT PROPOSALS FOR THE EXTRAORDINARY AND ANNUAL SHAREHOLDERS’ MEETING TO BE HELD ON 27 APRIL 2016

Contents

AT THE ANNUAL SHAREHOLDERS’ MEETING:

PROPOSAL FOR ALLOCATION OF NET PROFIT FOR THE YEAR	04
CAPITAL BUDGET	09
COMMENTS FROM THE MANAGERS ABOUT THE COMPANY’S FINANCIAL STANDING	10
MANAGEMENT PROPOSAL - ELECTION OF THE MEMBERS OF THE BOARD OF DIRECTORS	64
EXHIBIT I – ARTICLE 11 OF THE ICVM 481/2009 – INFORMATION OF APPOINTED PERSONS TO HOLD
THE POSITION OF MEMBERS OF THE BOARD OF DIRECTORS AND THE BOARD OF EXECUTIVE
OFFICERS – ITEMS 12.5 TO 12.10 DO COMPANY’S REFERENCE FORM	65
MANAGEMENT’S PROPOSAL FOR GLOBAL COMPENSATION	77
EXHIBIT TO THE MANAGEMENT’S PROPOSAL GLOBAL COMPENSATION	78

AT THE EXTRAORDINARY SHAREHOLDERS’ MEETING:

INVESTMENT PLAN FOR THE YEAR OF 2016	114
MERGER OF SENDAS DISTRIBUIDORA S.A.	115
PROPOSAL FOR AMENDMENT OF THE BYLAWS	275
EXHIBIT I – ARTICLE 11 OF THE ICVM 481/2009 – COPY OF THE BYLAWS	276
EXHIBIT II – ARTICLE 11 OF THE ICVM 481/2009 (DETAILED REPORT OF ORIGIN AND JUSTIFICATION
OF THE PROPOSED AMENDMENT)	300
EXHIBIT III – ARTICLE 11 OF THE ICVM 481/2009 (COMPARATIVE CHART)	301

AT THE ANNUAL SHAREHOLDERS’ MEETING

Proposal for Allocation of Net Profit for the Year

 (Art. 9 Of ICVM 481/2009)

Dear Shareholders: the Board of Executive Officers of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (“Company”) proposes hereby to the Extraordinary and Annual Shareholders’ Meeting of 2016, in conformity with EXHIBIT 9-1-II of the Instruction CVM 481, of December 7, 2009 (“ICVM 481/2009”), the following:

1.            Net profit for the year

The Company’s Net Profit on December 31, 2015 was R$ 250,637,121.91. Of this total, R$ 12,531,856.10 will be allocated to the Legal Reserve.

2.            Overall amount and amount per share of dividends, including interim dividends and interest on net equity already declared

	Interim Dividends	Dividend Distribution Proposal	TOTAL
Total Gross Value	R$ 115,371,548.34	R$ 3,865,003.30	R$ 119,236,551.64
Value per Common Share	R$ 0.409037480112	R$ 0.013703	R$ 0.4227404801
Value per Preferred Share[1]	R$ 0.449941228123	R$ 0.015073	R$ 0.4650142281

3.            Percentage of distributed net profit for the year

Management proposes the distribution of 50% (fifty percent) of the Company’s net profit.

4.            Overall amount and amount per share of dividends distributed based on prior-year net profit

There is no dividend distribution proposal based on prior-year net profit.

5.            Inform, less interim dividends and interest on net equity already declared

a.            Gross profit of dividends and interest on net equity, on individual basis, per share of each type and class

The amount of proposed dividends is R$ 0.013703 per common share and R$ 0.015073 per preferred share, less the amount of interim dividends already distributed. There was no declaration of interest on net equity.

b.            The form and term of payment of the dividends and interest on net equity

1For such calculation, the number of outstanding preferred shares on the date hereof was taken into consideration.

Management, as prescribed by the Bylaws, proposes the payment of dividends within up to 60 (sixty) days after approved at the meeting.

c.            Possible application of adjustment and interest on dividends and interest on net equity

Dividends will be paid within the term stipulated above, without any interest between the declaration date and the effective payment date.

d.            Date of declaration of payment of dividends and interest on net equity considered for purposes of identification of shareholders that will be entitled to receive them

	Anticipated Distribution ref. 1st quarter	Anticipated Distribution ref. 2nd quarter	Anticipated Distribution ref. 3rd quarter	Dividend Distribution Proposal
Distribution Ownership	265,429,579	265,464,060	265,467,193	265,476,512
Commencement Date of Negotiations Ex-Right	05/19/2015	07/29/2015	11/30/2015	04/28/2016

6.            Declaration of dividends or interest on net equity based on profits assessed in half-yearly balance sheets or in shorter periods

There was no declaration of dividends or interest on net equity based on profits assessed in half-yearly balance sheets or in shorter periods.

7.            Comparative table indicating the following amounts per share of each type and class:

	2013	2014	2015
Net profit for the year	R$ 1,052,495,220.41	R$ 1,269,384,047.65	R$ 250,637,121.91
Total Distributed Dividend	R$ 249,967,614.85	R$ 301,478,711.32	R$ 119,236,551.64
Dividend regarding Preferred Shares	R$ 0.977852995	R$ 1.177555957	R$ 0.4650142281
Dividend regarding Common Shares	R$ 0.888957268	R$ 1.070505415	R$ 0.4227404801

8.            Allocation of profits to the legal reserve

a.            Identify the amount allocated to the legal reserve

Under Law nº 6.404/76, management will allocate R$ 12,531,856.10 to the legal reserve.

b.            Describe the method of calculation of the legal reserve

Net Profit	R$ 250,637,121.91
Legal Reserve (5% of Net Profit)	R$ 12,531,856.10

9.            If the company has preferred shares with the right to fixed or minimum dividends

a.         Describe the method of calculation of fixed or minimum dividends

The holders of the Company’s preferred shares have priority in the receipt of a non-cumulative annual minimum dividend in the amount of R$ 0.08 per 1 (one) share, pursuant to Article 5, paragraph 1 (b) of the Company’s By-laws. Moreover, each preferred share is entitled to receive dividend 10% (ten percent) higher than the dividend attributed to each common share, in conformity with the provisions set forth in art. 17, § 1, of Law nº 6.404/76, as amended, including, for purposes of this calculation, in the sum of the total dividend paid to the preferred shares, the amount paid as annual minimum dividend.

b. Inform if the profit of the fiscal year is enough to pay in full the fixed or minimum dividends

Yes, it is enough.

c.         Inform whether a potential unpaid portion is cumulative

There is no unpaid portion of fixed or minimum dividends.

d.         Identify the global amount of fixed or minimum dividends to be paid to each class of preferred shares

Preferred Shares
Global dividend amount paid in advance to the holders of preferred shares	R$ 74,598,753.27
Global dividend amount to be paid to the holders of preferred shares	R$ 2,499,094.72
Global dividend amount to the holders of preferred shares	R$ 77,097,847.99

e. Identify the fixed or minimum dividends to be paid per preferred share of each class

Preferred Shares
Dividend amount paid in advance to each preferred share	R$ 0.449941228123
Dividend amount to be paid to each preferred share	R$ 0.01507325120006
Dividend amount to each preferred share	R$ 0.4650144793231

10.          In relation to the mandatory dividend

a.            Describe the method of calculation set forth in the Bylaws

Under Article 36, §1 of the Company’s Bylaws, shareholders will be entitle to receive, in each fiscal year, as dividends, a mandatory percentage rate of 25% (twenty-five percent) on the net profit for the year, including the following adjustments: (a) the decrease of the sums allocated, in the year, to the recognition of the legal reserve and contingency reserve; and (b) the increase of the sums resulting from reversal, in the year, of the contingency reserves, previously recognized.

The payment of the dividend determined as set forth in the preceding paragraph can be limited to the amount of the net profit for the year that is realized as prescribed in the law, provided that the difference is recorded as unrealized profit reserve.

Profits recorded under the unrealized profit reserve, if realized and not absorbed by losses in subsequent years, must be added to the next mandatory dividend distributed after the realization.

b.            Inform if it is being paid in full

The mandatory dividend will be paid in full.

c.            Inform the amount possibly withheld

Not applicable.

11.          Withholding of the mandatory dividend due to the Company's financial standing

Not applicable.

12.          b. Allocation of income to contingency reserve

There is no allocation of income to the contingency reserve.

13.          Allocation of income to the profit reserve to be realized

Not applicable.

14.          Allocation of income to the statutory reserve

a.         Describe the statutory clauses that establish the reserve

The expansion reserve is set forth in article 36, §2 of the Company’s Bylaws, as follows:

 “Article 36 – (...) Paragraph 2 – The Expansion Reserve is hereby created to raise funds to finance additional fixed and current capital investments and will be comprised of up to 100% (one hundred percent) of the net profit remaining after the allocations set forth in items "a" [legal reserve], "b" [contingency reserve], and "c" [mandatory dividend] of item IV, the total of such reserve cannot exceed the amount of the Company’s capital stock.”

b. Identify the amount allocated to the reserve

Management proposes the retention of profit for the Expansion Reserve in the amount of R$ 107,312,896.47, that is, 90% of the balance of the net profit after dividends.

c. Describe how the amount was calculated

The amount allocated to the Expansion Reserve corresponds to 90% of the Net Adjusted Profit for the year ended 12.31.2015. The Adjusted Profit is calculated as follows:

Net profit for the year	R$ 250,637,121.91
Legal Reserve (5%)	(R$ 12,531,856.10)
Dividend Calculation Basis	R$ 238,473,103.27
Dividends	(R$ 119,236,551.64)
Adjusted Net Profit	R$ 119,236,551.63
Expansion Reserve (90%)	R$ 107,312,896.47

15.          Profit Retention set forth in capital budget

a. Inform the withholding amount

Management proposes the retention of profit of R$ 119,236,551.63, of which R$ 107,312,896.47 to the Expansion Reserve (as set forth in article 36, §2 of the Company’s Bylaws) and R$ 11,923,655.16 based on capital budget (as set forth in article 196, paragraph 2 of Law n. 6.404/76).

b. Provide a copy of the capital budget

See proposal of Capital Budget on page 9.

16.          Allocation of profit to the tax incentive reserve

Not applicable.

São Paulo, 28 March 2016.

BOARD OF EXECUTIVE OFFICERS

Capital budget

Dear Shareholders: As set forth in article 196 of Law n.º 6.404/76, the Board of Executive Officers of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO hereby:

1.         Informs the allocation of the Profit Retention for 2015 (Expansion Reserve and Capital budget) approved at the Extraordinary and Annual Shareholders’ Meeting for 2015, as follows:

(i)      The Investment Plan for 2015 of Multivarejo, GPA Malls and Assaí was up to R$ 1,350,000,000.00. However, the investment made by the Company was R$ 1,383,359,800.13, of which R$ 497,303,175.34 for the opening of new stores and acquisition of land, R$ 521,758,278.47 for renovation of stores and R$ 364,298,346.32 for infrastructure (IT, Logistics and others); and

(ii)     To support the amount invested, the total amount of the Expansion Reserve, in the amount of R$ 813,992,520.55, and of the Capital budget, in the amount of
R$ 90,443,613.40, established at the Extraordinary and Annual Shareholders’ Meeting for 2015, was used. The additional amount was supported using own funds arising from the operating activities of the Company, as well as the obtaining of financial resources raised from third parties.

2.         Propose to the Board of Directors and the Extraordinary and Annual Shareholders’ Meeting the Investment Plan for Multivarejo, GPA Malls, and Assaí for 2016, in the amount of up to R$ 927,378,997.45, with scope of (i) opening of stores, acquisition of land and conversion of stores; (ii) renovation of stores; and (iii) IT, logistics and other infrastructure.

This is the proposal to be presented.

São Paulo, 28 March 2016.

BOARD OF EXECUTIVE OFFICERS

COMMENTS FROM THE MANAGEMENT ABOUT THE COMPANY’S FINANCIAL STANDING

Item 10 of the Reference Form, CVM Instruction No. 480, of December 7, 2009 (“ICVM 480”)

10.1 - General Financial and Equity Conditions

Introduction

The comments below must be read together with our individual and consolidated financial statements for the year ended December 31, 2015, filed with the CVM on February 24, 2016, including the Explanatory Notes related thereto, and other financial information contained in other parts hereof.

(a)           general financial and equity conditions

2015 was a year of considerable challenges for Brazil and a period in which focus and self-control were even more determining to achieve results and overcome obstacles. In this manner, GPA, through its multi-format, multi-channel and multi-region operations, has ensured the implementation of its strategy and, coupled with important adjustments to the Company’s processes for adjustment to the economic environment, has attained its goals.

In 2015, GPA has invested in the integration of business and a solid synergy plan, in particular in the back office areas, so that each business unit could focus even more on its business objectives, growing its operations and strengthening its competitive differences.

It was also a year in which, in spite of a challenging scenario, GPA continued with its organic growth plan and opened 118 stores, specially focused on higher-return, such as self-service retail, through Assaí, and proximity models, in particular Minuto Pão de Açúcar and it has also progressed with governance practices in all business.

GPA is much more prepared for 2016 and will continue to be fully focused on the customer, while maintaining the severity and discipline in terms of investments and actions that will ensure the Company’s sustainable growth, generating value for shareholders.

The international operations of Cnova started to be consolidated in GPA beginning August 2014 and, therefore, the result for 2014 reflect 5 months of such operations only. For purposes of better comparability between periods, the comments below relating to the gross profit, operating costs and profit before interest, taxes, depreciation and amortization (EBITDA) do not take into consideration Cnova’s results (Cnova Brasil and international operations) in 2015 and 2014.

In 2015:

  gross revenue reached R$ 76,933 billion and net revenue totaled R$ 69,115 billion, which represented growth by 5.7% and 5.5%, respectively, when compared to 2014, boosted by the expansion of the higher return formats upon the inauguration of 118 new stores, of which 91 stores in the food segment and 27 Casas Bahia. 2015 was marked by the slowdown of consumption from families arising from the deterioration of the economic scenario and has mainly affected sales in the non-food segment. The food category has posted a solid performance over the year, without any significant changes, even with the changes in the consumer behavior, which seeks even more first-price or promotion products. Therefore, the growth in the food segment was 7.1%;
    Multi-retail: net revenue grew by 1.2%, upon the inauguration of 80 stores in the year (46 Minimercado Extra, 27 Minuto Pão de Açúcar, 5 Pão de Açúcar, 1 Extra Super and 1 gas station). It must be highlighted the continuing market share gain of the Pão de Açúcar brand as a result of the focus on the monitoring and improvement of the service level, differentiated services and variety of products, as well as in Proximity stores (Minimercado Extra and Minuto Pão de Açúcar), as a result of the growth in “clusterization” and adequacy of the varied products in stores. With respect to the Extra brand, it is important to point out the best trend of the customer flow compared to 2014 as a result of the competitiveness, renovation of stores and development of labor specialized in perishable products.
    Assaí: solid growth by 25.5% of the net revenue of Assaí compared to 2014, reaching R$ 10,453 million. The brand has increased its share in the Food GPA portfolio to 28% (compared to 24% in 2014) and consolidated its second position in the cash & carry segment in the country;
    Via Varejo: the net revenue dropped by 15.1%, to R$ 19,196 million. The year was marked by the slowdown in the consumption of furniture and electric and electronic products as from the second quarter. The smartphone category was the highlight in the year and the Sale for January 2015 and the Black Friday were the major seasonal highlights. 27 new stores were opened and 50 were closed, of which 11 are related to the compliance with CADE’s decision.
  gross profit totaled R$ 15,219 billion and margin of 27.0% (compared to 28.1% in 2014). The lowest level of gross profit and gross margin compared to 2014 reflects mainly the lowest contribution of Via Varejo to the Company’s gross profit;
    Multi-retail: gross profit reached R$ 7,508 billion, a drop by 0.5% compared to 2014, as a result of the price competitive strategy during the year, mainly at Extra brand, which was partially offset by the increase in the market share of the formats with higher margin (Pão de Açúcar, Minimercado Extra and Minuto Pão de Açúcar), in addition to the growth in the revenue from the lease of store walkways;
    Assaí: gross profit grew by 27.2% compared to 2014, mainly as a result of the growth of the brand (11 new stores), besides the maturation of new stores;
    Via Varejo: drop by 16.0% in gross profit mainly arising from investments in competitiveness, in particular in the fourth quarter. Such strategy was enabled and partially offset by the increase in profitability from financial services and products, and decrease in logistics expenses, that enabled recovering the sales volume.

  total operating expenses accounted for 21.2% of the net revenue and  totaled in absolute terms R$ 11,965 billion, which accounts for a growth by 4.8% compared to 2014, substantially below the inflation in the period. The efforts to optimize expenses and improve efficiency implemented during the year in all business resulted in a nominal growth of selling, general and administrative expenses by only 4.4% in 2015, even in view of the higher electric power expenses and costs related to the inauguration of 118 stores in the year. Selling, general and administrative expenses grew from R$11,137 billion in 2014 to R$11,628 billion in 2015.
    Multi-retail: since the beginning of the year, the Company has implemented initiatives to adjust the level of expenses, both in the operational and administrative areas, in order to mitigate the effects from the inflation and higher expenses on electric power during the year. Consequently, selling, general and administrative expenses posted a growth by 7.4% in 2015 compared to 2014, below the inflation in the period;
    Assaí: selling, general and administrative expenses posted a growth by 27.4% in 2015 as a result of the pressure over the inflation-related expenses and mainly electric power-related expenses, in addition to the higher expenses related to the strong organic growth;
    Via Varejo: decrease of selling, general and administrative expenses by 2.6% compared to 2014 as a result of the efficiency measures implemented, in particular the closing of deficit stores, optimization of the logistics network and spaces in distribution centers, adequacy of headcount and renegotiation of lease and other service agreements and expenses.

  EBITDA Adjusted by line item “Other expenses and operational revenues" totaled R$ 3,818 billion, with a margin of 6.8%, compared to R$ 5,168 billion in 2014 and margin of 9.0%. the lowest level in 2015 reflects mainly the lowest contribution of Via Varejo to the Company’s EBITDA.
    Multi-retail: Adjusted EBITDA reached R$ 2,055 billion, with a margin of 7.7% in the year, which shows a solid margin level for the segment. The difference in the EBITDA margin compared to 2014 reflects mainly the growth in inflation-related expenses, the higher expenses on electric power and expenses related to the expansion of stores (80 new stores in the year).
    Assaí: EBITDA grew by 40.2% and it reached R$ 441 million in the adjusted concept, a growth by 27.5%, above the sales growth. Despite the relevant expansion of stores in the year and pressure on inflation-related expenses and mainly electric power, the EBITDA margin remained stable at 4.2%, as a result of the gain of operating efficiency.
    Via Varejo: Adjusted EBITDA totaled R$ 1,321 billion, with a margin of 6.9%. The lowest level compared to 2014 reflects mainly the slowdown of the sales environment for the durable goods sector.

  The net financial income was negative by R$ 1,648 billion, a growth by 9.3%, significantly below the growth of the interest rate by 26.8% in the period. The ratio between the net financial income and the net revenue grew from 2.3% in 2014 to 2.4% in 2015, a growth by only 0.1 percentage point, which is virtually stable compared to the prior year, even in a more challenging macroeconomic environment. Such performance was possible as a result of the cash management strategy adopted by the Company during the year, which resulted in an important cash optimization. The man impacts on the financial result were: (i) decrease of the cost of sale of receivables from card and discount of receivables from booklet primarily as a result of the lowest level of sales of the non-food categories in the quarter; and (ii) increase in the cost of debt and others, with variation close to the growth of the interest rate in the period.

		Consolidated

(R$ million)	2015	2014	Δ

Financial Revenue	778	687	13.2
Financial Expenses	(2,426)	(2,195)	10.5
Cost of Sale of Receivables of Credit Card	(721)	(764)	-5.7%
Cost of Discount of Receivables of Payment Book	(325)	(341)	-4.6%
Cost of Debt and Others	(1,380)	(1,090)	26.7
Net Financial Revenue (Expenses)	(1,648)	(1,508)	9.3%
% of Net Revenue	2.4	2.3	0.1 p.p.

  the net profit of the Company’s controlling shareholders, as adjusted by Other expenses and Operational Revenues, totaled R$ 595 million in 2015. It must be pointed out the strength of the Food segment, which totaled Adjusted Net Profit of R$ 731 million. In view of the challenges of the macroeconomic scenario mentioned above, the Company’s results were primarily affected by the result of Via Varejo and Cnova. It must be mentioned that the international operations of Cnova started to be consolidated in GPA beginning August 2014, and, therefore, they were not fully reflected in 2014, which influences the comparison basis. The highlights per business were:
    Multi-retail: Adjusted Net Profit of R$ 559 million. The lowest level compared to 2014 results from the lower gross margin arising from the investments in price competitiveness; sales scenario impacted by the deterioration of the economic environment; pressure of expenses arising from the inflation and increase in expenses on electric power;
    Assaí: Adjusted Net Profit of R$ 172 million as a result of the strength of the format and discipline in terms of control of expenses, coupled with store maturation;
    Via Varejo: Adjusted Net Profit of R$ 149 million. The lowest profit level compared to 2014 is due to the drop in sales in light of the adverse economic scenario for the durable goods sector, coupled with the growth in inflation on fixed costs.

    The Company has been posting over the past years a continuous drop in the leverage level to strengthen even further its financial capacity. Even in a year with unfavorable and challenging macroeconomic environment, the Company has reduced the gross debt by R$ 1,348 billion and ended the year with a high level of cash reserves of approximately R$ 11,0 billion, resulting in a net cash position of R$ 5,511 billion, higher by R$ 1,214 billion compared to the prior year. Consequently, net cash / EBITDA ratio grew from 0.87x on December 31, 2014 to 2.06x on December 31, 2015. Including the booklets operation (consumer financing) of Via Varejo, the net cash position reached R$ 3,036 billion on December 31, 2015, an amount 2.1x higher than the prior year. The extension of the debt term, including the booklets operation, was higher by 181 days when compared to December 31, 2014.

    net equity totaled R$ 13,655 billion, a drop by R$ 827 million as a result mainly of the result from the non-food segment (Via Varejo and Cnova).

For more information, see item 10.1.h.

(b)           capital structure and possibility to redeem shares

Below is the breakdown of GPA’s capital structure for the periods indicated, considering as a percentage rate of own capital the amount resulting from the total shareholders’ equity divided by total liabilities (current and non-current) and shareholders’ equity, and as a percentage rate of third-party capital the amount resulting from the sum of current and non-current liabilities divided by total liabilities (current and non-current) and shareholders’ equity:

	CONSOLIDATED GPA
(R$ million)	12.31.2015	AV	12.31.2014	AV	12.31.2013	AV
Liabilities (Current and Non-Current)	33,847	71.3%	31,018	68.2%	25,296	66.6%
Total Net Equity	13,655	28.7%	14,482	31.8%	12,712	33.4%
Total Liabilities and Net Equity	47,502	100.0%	45,500	100.0%	38,008	100.0%

GPA understands that the current capital structure, primarily measured by the Net cash/EBITDA ratio, which was positive in 2015, posted an important decrease in the unleveraged level when compared to the amounts posted in 2014 and 2013, in order to strengthen even further its financial capacity. Even in a year with unfavorable and challenging macroeconomic environment, the Company has ended the year with a decrease in the gross debt by R$ 1,348 billion and high level of cash reserves of approximately R$ 11,0 billion.

Including the booklets operation of Via Varejo, the net cash position reached R$ 3,036 billion on December 31, 2015, an amount 2.1x higher than the prior year. It is important to stress the strong contribution of Via Varejo to the net cash, representing approximately 77% of the Company’s net cash with R$ 2,3 billion. Therefore, the Net cash/EBITDA ratio of the Company posted an important growth in terms of unleveraged, being 3.9x higher when compared to 2014.

The extension of the debt term, including the booklets(1) operation, was higher by 181 days when compared to December 31, 2014.

(1)   Booklets operation of Via Varejo – CDCI

The direct consumer credit transactions correspond to the customer installment sales financing activities, through one financial institution under the CDCI category. In CDCI transactions, the Company assumes the ultimate responsibility for the settlement of the financing and the credit risk of the transaction.

	Consolidated GPA
(R$ Million)	12.31.2015	12.31.2014	12.31.2013

Short-Term Debt	(1.506)	(3.854)	(2.446)
Loans and Financings	(1.469)	(1.182)	(1.201)
Debentures	(38)	(2.672)	(1.245)
Long-Term Debt	(3.997)	(2.998)	(4.182)
Loans and Financings	(3.100)	(2.102)	(1.583)
Debentures	(897)	(896)	(2.599)
Total Gross Debt	(5.504)	(6.852)	(6.628)
Cash and Financial Investments	11.015	11.149	8.391
Net Cash (Debt)	5.511	4.297	1.763
EBITDA (1)	2.680	4.930	3.814
Net Cash / EBITDA (1)	2,06x	0,87x	0,46x
Booklets - Consumer Financing short term	(2.308)	(2.740)	(2.726)
Booklets Consumer Financing long term	(167)	(136)	(141)
Net Cash with Booklets Consumer Financing	3.036	1.421	(1.104)
Net Cash / EBITDA (1)	1,13	0,29	(0,29)

(1) EBITDA Adjusted by line item "Other expenses and Operational Revenues", thus eliminating extraordinary income and expenses.

There are no events of redemption of shares issued by us.

(c)           ability to make payment in relation to the financial commitments

GPA’s Officers believe that the cash flow, as well as the currently available funds, ensure to GPA full ability to pay all short and long term financial commitments.

It is important to stress that, due to the Group’s solid cash position, GPA has been showing a trend of decrease, both of the gross and net debt level.

These results show GPA’s capacity to continue to maintain its financial commitments in the short and long term.

(d)           sources of financing for working capital and for investments in noncurrent assets used by GPA

The raising of funds in 2015, 2014 and 2013 was made through: (A) financial agreements that represent: (i) financing denominated in Brazilian reais with obligation to pay the principal and interest rate pegged to the DI rate; (ii) financing denominated in foreign currency, which are immediately “swapped” in full for payment obligations denominated in Brazilian reais and interest rate pegged to the DI rate, through swap transactions; and (iii) financing obtained from the National Bank for Economic and Social Development (“BNDES”), denominated in Brazilian and increased by annual interest; (B) funds raised in the capital market, through issuances of debentures; (C) generation of cash through its operation; and (D) prepayment of receivables;

There are also suppliers that become parties to agreements with financial institutions, through transfer of the cost incurred with the extension of maturities, still within acceptable business parameters. Due to specific characteristics of this transaction, the balance of R$1,055 was reclassified to an agreement suppliers account.

In 2015, 2014 and 2013 there were no problems to obtain financing or refinance the existing debt. For more information on the agreements entered into between GPA and BNDES, see “Significant borrowings and financing agreements”, in letter “f” below.

(e)           sources of financing for working capital and for investments in noncurrent assets that GPA intends to use to cover deficiencies in liquidity:

In the opinion of the Group’s Officers, the sources of financing used in the fiscal years ended on December 31, 2015, 2014 and 2013 are appropriate and will continue to be used by GPA as sources of financing, if necessary.

(f)            indebtedness levels and characteristics of such debts as well as whether the issuer has been compliant with these restrictions

i.          material loan and financing agreements

The tables below show GPA’s debt with financial institutions and the funds raised in the capital market on December 31, 2015, 2014 and 2013.

Debt breakdown (including Loans and Financing, Debentures and Booklets – Consumer financing - CDCI).

In R$ million

		Consolidated
	Average Rate	12.31.2015	12.31.2014	12.31.2013
Debentures
Debentures		935	3.568	3.844
		935	3.568	3.844

Borrowings and Financings
In local currency
a. BNDES	TJLP + 3.60 p.a	82	89	82
b. BNDES	3.61% p.a.	16	14	29
c. BNDES	TJLP + 3.60% p.a.	-	82	191
d. BNDES	2.87% p.a.	51	57	10
IBM	CDI 0.71% p.a.	95	108	120
Working capital	106.69% of CDI	1.131	1.006	1.105
Working capital	TR+9.98% p.a.	131	21	-
Working capital	103.75% of CDI	111	753	631
Working capital (i)	15.57% p.a.	-	213	191
Advancement of receivables	109% of CDI	4	-	-
Finance leases		264	263	255
Swap agreements	102.00% of CDI	2	(12)	(24)
Cost of funding		(9)	(9)	(11)
		1.878	2.585	2.579
Foreign currency
Working capital	USD + 1.88% p.a.	1.756	669	-
Working capital	USD + 1.22% p.a.	1.656	56	294
Swap agreements	103.88% of CDI	(247)	(30)	-
Swap agreements	101.34% of CDI	(475)	4	(89)
		2.690	699	205
Total of debt		5.503	6.852	6.628

CDCI	15,57% p.a.	2.475	2.876	2.867
Total of debt with CDCI		7.978	9.728	9.495

Maturity schedule of loans and financing recognized in non-current liabilities.

Year	Consolidated
2017	2,444
2018	957
2019	523
After 2020	250
Subtotal	4,174

Borrowing costs	(10)
Total	4,164

Direct consumer credit through intervenience – CDCI

Corresponds to the financing through direct consumer credit through intervenience (CDCI) that can be paid in installments in up to 24 months. However, the most used term is below 12 months.

Working capital financing, swap and consumer financing through intervenience

Working capital financing

GPA and its subsidiaries obtain borrowings and financings from the main financial institutions to cover cash requirements for investments.

For these transactions, GPA is required to maintain financial ratios. Such ratios are calculated based on the Company’s consolidated financial statements prepared in accordance with the accounting practices adopted in Brazil, in the respective issuance Company, being: (i) the net debt (debt less cash and cash equivalents and accounts receivable) not exceeding the shareholders’ equity; and (ii) consolidated net debt/EBITDA ratio below or equal to 3.25. On December 31, 2015, GPA had met such ratios

Swaps

In relation to foreign currency-denominated transactions, GPA carries out swap transactions to swap obligations denominated in US dollars and fixed interest rates for the Brazilian real pegged to the CDI interest rate (floating rate). The annual average CDI rate in 2015 was 13.23% (10.81 in 2014 and 8.06% in 2013).

BNDES

The credit facility raised by GPA from BNDES is indexed based on the TJLP (long term interest rate), plus spread, resulting in the final interest rate or fixed interest rate.

Financing is paid in monthly installments after a Lock-up Period, as mentioned below.

GPA cannot offer any asset as collateral for loans to other parties without the prior authorization of BNDES.

Debentures

GPA is required to maintain financial ratios in connection with the issuances made. Such ratios are calculated based on the Company’s consolidated financial statements prepared in accordance with the accounting practices adopted in Brazil, in the respective issuance Company, being: (i) the net debt (debt less cash and cash equivalents and accounts receivable) not exceeding the shareholders’ equity; and (ii) consolidated net debt/EBITDA ratio below or equal to 3.25. On December 31, 2015, GPA had met such ratios.

In R$ million

			Date					Consolidated
	Type	Issuance Value	Outstanding Debentures	Issuance	Maturity	Annual Financial Charges	Unit Price	12.31.2015	12.31.2014	12.31.2013
Parent
6th issuance 1st series - GPA	No preference	540,000	-	03/01/2007	03/01/2013	CDI + 0.5%	-		-	-
6th issuance 2nd series - GPA	No preference	239,650	-	03/01/2007	03/01/2013	CDI + 0.5%	-		-	-
8th issuance 1st series - GPA	No preference	500,000	-	12/15/2009	12/15/2014	109.50% of CDI	-		-	201
9th issuance - 1st series - GPA	No preference	610,000	-	01/05/2011	01/05/2014	107.75% of CDI	-		-	813
10th issuance - 1st series - GPA	No preference	800,000	80,000	12/29/2011	06/29/2015	108.50% of CDI	11	-	801	800
11th issuance of Debentures - GPA	No preference	1,200,000	120,000	05/02/2012	11/02/2015	CDI + 1.00%	10	-	1,223	1,219
12th issuance of Debentures - GPA	No preference	900,000	900,000	09/12/2014	09/12/2019	107.00% of CDI	1	939	930	-
Subsidiaries
3rd issuance - 1st series - Via Varejo	No preference	400,000	40,000	01/30/2012	07/30/2015	CDI + 1.00%	10		420	417
1st issuance - 1st series - Via Varejo	No preference	200,000	-	06/29/2012	12/29/2014	CDI + 0.72%	-		-	200
1st issuance - 2nd series - Via Varejo	No preference	200,000	20,000	06/29/2012	01/29/2015	CDI + 0.72%	10		200	200
1st issuance - 1st series - Nova Ponto.com No preference		100,104	-	04/25/2012	04/25/2013	105.35% do CDI	-		-	-

Funding Cost								-4	-6	-6
Parent/Consolidated Short and long term								935	3,568	3,844
Current Liabilities								38	2,672	1,245
Non-Current Liabilities								897	896	2,599

Financial lease obligations

The financial and capital lease agreements, which transfer to the Group substantially all risks and benefits arising from the ownership of the leased asset, are capitalized at the inception of the capital lease at the fair value of the leased asset or at the present value of minimum capital lease payments, whichever the lower. Capital lease payments are allocated between financial charges and reduction of capital lease liabilities, so as to obtain a constant interest rate in the balance of liabilities. Financial charges are recognized in the income statement for the year. Leased assets are depreciated during their estimated useful or the capital lease term, whichever the shorter.

The total amount recorded relating to capital lease agreements that are classified as financial are shown in the table below:

	Consolidated
	12.31.2015	12.31.2014	12.31.2013

Liabilities from financial and capital lease -
minimum rent payments
Up to 1 year	44	34	56
From 1 to 5 years	157	133	143
Over 5 years	63	96	56
Present value of financial leasing agreements
	264	263	255

Future financing charges	238	60	48
Net value of financial leasing agreements
	502	323	303

ii          Other long term relationships with financial institutions

We currently do not maintain any significant long term relationships with financial institutions, for the fiscal years ended on December 31, 2015, 2014 and 2013, in addition to those described in item 10.1 (f) of this Reference Form.

iii.         Level of subordination between our debts

The Officers inform that the level of subordination between GPA’s debts is determined in accordance with the provisions of the prevailing legislation.

iv.        Any restrictions imposed on us, especially with respect to the limits of indebtedness and contracting of new debts, dividend payouts, disposal of assets, issuance of new securities and disposal of corporate control.

BNDES

The agreements entered into with BNDES are subject to the “Provisions Applicable to BNDES Agreements”, whose borrowers from BNDES, including GPA, cannot, without the prior authorization of BNDES: (i) give preference to other credits; (ii) amortize shares; (iii) issue debentures above the limit established; (iv) issue founder’s shares; (v) assume new debts; and (vi) dispose of or encumber permanent asset items, subject to the exceptions expressly set forth in the “Provisions Applicable to BNDES Agreements”.

Debentures

The debentures issued are not convertible into shares and not collateralized.

The amortization method of these debentures varies according to the issuance. The following types of amortization provide for annual installments (12th issuance of the CBD) beginning the 4th anniversary of the issuance and semiannual interest payments. For more information on the issuance of debentures conducted by GPA, please see item 18 of this Reference Form.

The 12th issuance is entitled to early redemption on any time based on the conditions set out in the issuance instrument. GPA is required to maintain financial ratios in connection with the issuances conducted. Such ratios are calculated based on GPA’s consolidated financial statements prepared in accordance with the accounting practices adopted in Brazil, being: (i) the net debt (debt less cash and cash equivalents and accounts receivable) not exceeding the shareholders’ equity; and (ii) consolidated net debt/EBITDA ratio below or equal to 3.25. On December 31, 2015, GPA had met such ratios.

Other restrictive covenants

There are loan and financing agreements of CBD and its subsidiaries that provide for the accelerated maturity of the debt in case of transfer of the corporate control, including:

  The loan and financing agreements in national and foreign currency;
  The issuance of CBD’s debentures
  The financing agreements for machinery and equipment (FINAME);
  The Agreement for Adhesion to the Hedge System Against Financial Risks – Derivatives (swap, forward and options).

Moreover, the “Provisions Applicable to BNDES Agreements” also prohibit any change in the effective control, direct or indirect, after contracting of the transaction, without prior and express authorization of BNDES.

(g)           limits of use of financing already contracted, percentage already used

Although it has no fixed financing already contracted, the Company has entered into, on December 31, 2015, credit facility agreements in the amount of R$ 1,350 billion.

As set out in the financial statement disclosed by the Company in 2015, the agreements were entered into based on the terms and conditions adopted by the market and are effective through 2016 and 2017.

(h)           significant changes in each item of the financial statements

There are no items that significantly changed the financial statements for 2013, 2014 and 2015.

Income Statement

Fiscal Years Ended on December 31, 2015, 2014 and 2013

	GPA Consolidated

Income Statement - Consolidated		HA 2015		HA 2014		HA 2013
	12M15	x 2014	12M14	x 2013	12M13	x 2012
R$ - Million

Sales Gross Revenue	76.933	5,7%	72.804	12,8%	64.542	12,5%
Sales Net Revenue	69.115	5,5%	65.525	13,3%	57.854	13,4%
Cost of Goods Sold	(52.861)	9,0%	(48.474)	13,6%	(42.672)	14,9%
Depreciation and Amortization - Custo	(141)	33,6%	(105)	35,1%	(78)	-5,5%
Gross Profit	16.113	-4,9%	16.945	12,2%	15.104	9,4%
Selling expenses	(11.291)	9,6%	(10.303)	11,3%	(9.257)	10,1%
General and Administrative Expenses	(1.711)	15,3%	(1.484)	-0,1%	(1.485)	-15,3%
Result of Equity Adjustment	112	4,4%	108	127,4%	47	337,3%
Other Operational Expenses and Revenues	(684)	54,9%	(441)	-34,4%	(673)	1938,9%
Total of Operational Expenses	(13.573)	12,0%	(12.121)	6,6%	(11.368)	11,6%
Operational Profit Before depr. and Financial revenues (expenses) - Ebitda	2.680	-45,6%	4.930	29,3%	3.814	3,0%
Depreciation and Amortization	(963)	17,4%	(821)	4,2%	(787)	4,8%
Operational Profit before taxes and Financial Revenues (Expenses) -ebit	1.576	-60,6%	4.004	35,8%	2.949	2,8%
Financial revenues	778	13,2%	687	7,0%	643	8,3%
Financial expenses	(2.426)	10,5%	(2.195)	19,6%	(1.836)	2,8%
Net financial income	(1.648)	9,3%	(1.508)	26,3%	(1.193)	0,0%
Operational Profit Before Income Tax	(72)	-102,9%	2.496	42,1%	1.756	4,8%
Income Tax	(242)	-67,1%	(736)	104,5%	(360)	-30,8%
Company Net Profit	(314)	-117,8%	1.760	26,0%	1.396	20,7%
Non-Controlling Interest	(565)	-215,4%	490	42,5%	344	226,6%
Profit/Loss of Controlling Shareholders	251	-80,2%	1.270	20,7%	1.052	0,1%

ADJUSTED EBITDA	3.364	-37,4%	5.371	19,7%	4.487	20,1%

% of Sales Net Revenue

Gross Profit	23,3%	-2,6 p.p.	25,9%	-0,2 p.p.	26,1%	-1,0 p.p.
Expenses with Sales	16,3%	0,6 p.p.	15,7%	-0,3 p.p.	16,0%	-0,5 p.p.
General and Administrative Expenses	2,5%	0,2 p.p.	2,3%	-0,3 p.p.	2,6%	-0,8 p.p.
Result of Equity Adjustment	0,2%	0,0 p.p.	0,2%	0,1 p.p.	0,1%	0,1 p.p.
Other Operational Expenses and Revenues	1,0%	0,3 p.p.	0,7%	-0,5 p.p.	1,2%	1,1 p.p.
Total Operational Expenses	19,6%	1,1 p.p.	18,5%	-1,1 p.p.	19,6%	-0,4 p.p.
Depreciation	1,4%	0,1 p.p.	1,3%	-0,1 p.p.	1,4%	-0,1 p.p.
EBIT	2,3%	-3,8 p.p.	6,1%	1,0 p.p.	5,1%	-0,5 p.p.
Net Financial Revenues (Expenses)	2,4%	0,1 p.p.	2,3%	0,2 p.p.	2,1%	-0,2 p.p.
Profit before Income Tax	-0,1%	-3,9 p.p.	3,8%	0,8 p.p.	3,0%	-0,3 p.p.
Income Tax	0,4%	-0,7 p.p.	1,1%	0,5 p.p.	0,6%	-0,4 p.p.
Company s Net Profit	-0,5%	-3,2 p.p.	2,7%	0,3 p.p.	2,4%	0,1 p.p.
Non-Controlling Interest	-0,8%	-1,5 p.p.	0,7%	0,1 p.p.	0,6%	0,4 p.p.
Net profit	0,4%	-1,5 p.p.	1,9%	0,1 p.p.	1,8%	-0,3 p.p.
EBITDA	3,9%	-3,6 p.p.	7,5%	0,9 p.p.	6,6%	-0,7 p.p.
Adjusted EBITDA	4,9%	-3,3 p.p.	8,2%	0,4 p.p.	7,8%	0,5 p.p.
HA = Horizontal Analysis
(1) The sums and percentages may not confer due to leases

ADJUSTED EBITDA
Operational profit before depreciation and financial income and expenses - Ebitda2.680		-45,6%	4.930	29,3%	3.814	3,0%
Other operating income and expenses	684	54,9%	441	-34,4%	673	1938,9%
Adjusted Ebitda	3.364	-37,4%	5.371	19,7%	4.487	20,1%

Cnova Investigation

As disclosed by the Company and subsidiary Cnova NV on December 18, 2015, the Board of Directors of CNova has hired legal advisors and independent accountants to conduct a review of matters related to irregularities in the conduct of employees related to the management of inventories. The matters identified involve mainly the treatment of products returned and damaged in the distribution centers of its Brazilian subsidiary Cnova Comércio Eletrônico S.A. (Cnova Brazil). The investigation will also assess potential accounting impacts on the financial statements related to the conduct under analysis.

Concurrently, the Company’s Board of Directors authorized on the same date its Audit Committee to monitor and advise the Board of Directors and the Audit Committee of Cnova, whenever appropriate, in connection with the investigation in progress with respect to such matter.

As reported by CNova and reproduced in the Notice to the market disclosed by the Company on January 12, 2016:

a)         The investigations up to the date of the notice to the market indicated a potential overestimation of Cnova in net sales of approximately R$ 110 million accumulated on December 31, 2015 (preliminarily adjusted in the amounts for the 4Q15).

b)         A comprehensive inventory on December 31, 2015 in all seven distribution centers in Brazil was completed with the support of external advisors. The results indicate that no significant adjustment is necessary based on the inventory counting. However, they indicate that a write-off related to the measurement of the amount of damaged/returned items, that account for approximately 10% of total inventories, will be necessary. Moreover, a material discrepancy in the accounts receivable related to the damaged/returned items was also identified. The combined impact, based on preliminary estimates, would result in provisions without cash effects between R$ 110 million and R$ 130 million that would reduce the EBIT of Cnova.

c)         Accounts payable in Cnova Brazil. CNova identified additional balances of accounts payable from suppliers and providers in the approximate amount of R$ 70 million. The accounting for a corresponding provision is also expected, which would reduce the EBIT of Cnova.

d)         Benchmark of the inventory valuation method. As a result of a benchmark work of methods to measure the inventory amount of e-commerce companies, the costs for the receipt and storage in the distribution centers will cease to be incorporated to the amount of inventories as a retail sector practice, being directly charged against results as fully adopted in the e-commerce sector. The non-recurring cumulative impact is € 10 million. *** CNova stresses the analysis of the impact of the abovementioned adjustments in 2015 and potentially preceding periods (annual consolidated financial statements and quarterly financial communications) is in progress.

Net revenue

2015 x 2014

GPA’s consolidated net revenue grew by 5.5% in 2015, from R$ 65,525 billion in 2014 to R$ 69,115 billion in 2015.

The Group’s main revenues derive from GPA Food operations, comprised of Multi-retail and Assaí; electric and electronic operations (physical stores of Via Varejo) and e-commerce (CNova). The net revenues are shown in the table below in relation to the fiscal years ended on December 31, 2015, 2014 and 2013:

Net Revenue
(R$ millions)	2015	2014	2013
Consolidated(1)	69,115	65,525	57,854
Food	37,198	34,741	31,811
Multivarejo(2)	26,744	26,415	25,538
Assaí	10,453	8,326	6,273
Non-Food	31,988	30,846	26,053
Cnova(3)	12,721	8,172	4,297
Via Varejo(4)	19,267	22,674	21,756

 (1) Not including the revenue arising from intercompany transactions; (2) Extra and Pão de Açúcar brands. Including the revenue arising from store walkways; (3) Cnova: Cnova Brazil + Cdiscount Group. Includes only the revenue from marketplace commissions, without considering the total revenue from goods; (4) Includes the revenue arising from intercompany transactions

The growth in 2015 was boosted by the expansion of the higher return formats upon the inauguration of 118 new stores, of which 91 stores in the food segment (46 Minimercado Extra, 27 Minuto Pão de Açúcar, 11 Assaí, 5 Pão de Açúcar, 1 Extra Super and 1 gas station) and 27 Casas Bahia. 2015 was marked by the slowdown of consumption from families arising from the deterioration of the economic scenario and has mainly affected sales in the non-food segment.

Highlights of GPA Food

It must be highlighted the solid performance of the food category in 2015, without any significant changes, even with the changes in the consumer behavior, which seeks even more first-price or promotion products. Therefore, the growth in the food segment was 7.1%, due to the following factors:

 (i) Solid growth by 25.5% of the net revenue of Assaí, reaching R$ 10,453 billion. The brand has increased its share in the Food GPA portfolio to 28% (compared to 24% in 2014) and consolidated its second position in the cash & carry segment in the country;

 (ii) Continuing market share gain of the Pão de Açúcar brand as a result of the focus on the monitoring and improvement of the service level, differentiated services and variety of products, as well as in Proximity stores (Minimercado Extra and Minuto Pão de Açúcar), as a result of the growth in “clusterization” and adequacy of the varied products in stores. With respect to the Extra brand, it is important to point out the best trend of the customer flow compared to 2014 as a result of the competitiveness, renovation of stores and development of labor specialized in perishable products.

Highlights of CNova

In 2015, the participation of the marketplace in total GMV grew 916 base points in 2015 reaching 20.5% compared to 11.3% in 2014. The participation of the marketplace in the GMV of Cnova Brazil reached 10.8% (+725 pb). The number of active sellers in the marketplace grew by 43.6%, reaching almost 10,200, while the number of offers of products in the marketplace grew from 12 million to 28 million (+137%). The net sales of Cnova Brazil grew by 5.1% (at constant exchange rate) and the marketplace commission grew by +252%.

Highlights of Via Varejo

2015 was very challenging for the durable goods sector, and in view of such scenario, Via Varejo has worked with focus and discipline to make the necessary adjustments and continue to implement its strategic plan, ensuring its leading position in the market and strengthening the competitive differences. Via Varejo has accelerated operating efficiency initiatives, such as optimization of the logistics network and backoffice synergies with companies of the Group, and adopted process optimization and expense rationalization measures. Among the measures are the review of the store portfolio, upon the closing of 39 low-performance stores, review of the logistics network and spaces in the distribution centers, adequacy of the number of employees with reduction of about 13 thousand positions and renegotiation of lease agreements.

2014 x 2013

The consolidated net revenue of GPA grew by 13.3% in 2014, from R$ 57,854 billion in 2013 to R$ 65,525 billion in 2014.

The highlight in 2014 was the substantial organic growth upon the opening of 212 new stores, of which 124 were inaugurated by GPA Food (Multi-retail and Assaí) and 88 by Via Varejo. The consolidation of Cdiscount which was made as from August 1, 2014 has also boosted the growth in sales, as disclosed below in item “Highlights of CNova”.

Highlights of GPA Food

The organic growth was significantly reflected on GPA Food. There were 97 new stores in the proximity format, including units of Minimercado Extra and Minuto Pão de Açúcar. In the premium supermarket sector with the Pão de Açúcar brand, the growth in revenues was boosted by the differences in the format, with an even more innovative assortment, besides the opening and conversion of units, totaling 17 new sales points of the chain.

In the Extra brand, a series of measures were adopted to recover the sales of the hiper format, mainly after the second semester, which includes the improvement in the store operation, adequacy of variety of products, communication and continuing strengthening of the competitiveness strategy. Consequently, there was a better trend in the flow of customers at the stores and recovery of market share.

In the Assaí brand, nine new stores were inaugurated, besides the expansion of operation in the Northeast region, strengthening the growth strategy of the Cash and Carry operation. Such growth in operation has been strongly contributing to the expansion of sales of Assaí, which posted a growth by 32.7% in the year.

Highlights of CNova

In 2014, CNova was created, as a result of the combination of business between Nova Pontocom, already operated by GPA, and Cdiscount, operating in France and ten more countries. In November 2014, CNova has listed its shares at Nasdaq and, in January 2015, it has listed its shares at Euronext Paris.

In 2014, the net revenue of CNova grew by 90.2%, since it included, as from August 1, 2014, the results of CDiscount. On comparable basis, the growth was 28.1%, a level above the market rate. The strategy adopted in the year was the search for the balance between competitiveness and growth, with efficiency gains and market share.

Highlights of Via Varejo

In 2014, the company was focused on the expansion, with the opening of 88 stores and launching of pioneering initiatives, such as the opening of 20 mobile stores¹, including the Casas Bahia and Pontofrio brands and expansion of the furniture segment with the opening of units focused on the sale of planned environments, a growing segment.

Gross Profit

The international operations of Cnova started to be consolidated in the GPA as from August 2014, therefore, the results of 2014 reflect only 5 months of these operations. For better comparability between periods, the comments relating to the gross profit and operating expenses did not consider the results of Cnova (Cnova Brasil and international operations) in 2015 and 2014.

		Consolidated			Consolidated (Ex Cnova) (2)

	(R$ million)	2015	2014	Δ	2015	2014	Δ
	Gross Revenue	76,933	72,804	5.7%	61,978	63,343	-2.2%
	Net Revenue	69,115	65,525	5.5%	56,394	57,353	-1.7%
	Gross Profit	16,113	16,945	-4.9%	15,219	16,103	-5.5%
	Gross Margin	23.3%	25.9%	-2.6 p.p.	27.0%	28.1%	-1.1 p.p.
	Selling expenses	(11,291)	(10,303)	9.6%	(10,361)	(9,858)	5.1%
	General and Administrative Expenses	(1,711)	(1,484)	15.3	(1,267)	(1,280)	-1.0%
	Result of Equity Adjustment	112	108	4.4%	112	110	2.0%
	Other Operational Expenses and Revenues	(684)	(441)	54.9%	(449)	(386)	16.2%
	Total Operational Expenses	(13,573)	(12,121)	12.0%	(11,965)	(11,413)	4.8%
	% of Net Revenue	19.6	18.5	1,1 p.p.	21.2%	19.9%	1.3 p.p.
	Depreciation (Logistics)	141	105	33.6%	115	92	25.1%
	EBITDA	2,680	4,929	-45,6%	3,369	4,782	-29.5%
	EBITDA Margin	3.9%	7.5%	-3.6 p.p.	6.0%	8.3%	-2.3 p.p.
	Adjusted EBITDA(1)	3,364	5,371	-37,4%	3,818	5,168	-26.1%
	Adjusted EBITDA Margin	4.9%	8.2%	-3.3 p.p.	6.8%	9.0%	-2.2 p.p.

(1)	EBITDA adjusted by total of line item Other expenses and Operational Revenues , thus eliminating extraordinary income and expenses
(2)	For better comparability between periods, the results of Cnova for 2014 and 2015 were excluded, considering that the international operations started to be consolidated in GPA as from August 2014.

In 2015, the Company conducted a work of adequacy to the consumer needs through the strengthening of competitiveness of prices, strengthening of offers and assortment adjustments. The gross profit totaled R$ 15,219 billion and margin of 23.3%, the lowest level when compared to 2014, mainly reflecting the lower contribution of Via Varejo and Cnova to the Company’s gross profit. The highlights by business were:

✓ Multi-retail: The gross margin reached 28.1% in the year, a level slightly below 2014, as a result of the price competitiveness strategy during the year, mainly at Extra brand, which was partially offset by the growth in the market share of the formats with higher margin (Pão de Açúcar, Minimercado Extra and Minuto Pão de Açúcar), besides the growth in the revenue from lease of store walkways;

✓ Assaí: The gross margin grew by 0.2 percentage point, from 14.5% to 14.7%, mainly as a result of the growth in brand (11 new stores) and maturation of new stores;

✓ Via Varejo: The gross margin reached 32.2% due to the higher participation of services in total sales and operating efficiency gains. Accordingly, the Company was able to strengthen the pricing policy and strengthen offers, which contributed to increase the company’s competitiveness and accelerate the market share gains.

In 2014, the gross profit grew from R$ 15,104 billion in 2013 to R$ 16,945 billion in 2014, a growth by 12.2%. The gross margin totaled 25.9% in 2014, while it was 26.1% in 2013, as a result of the continuing price competitiveness strategy, in addition to the higher participation of the formats that operate with lower margin. The highlights by business were:

✓ Multi-retail: growth in the margin by 0.8 p.p. in the year, primarily as a result of the growth in revenues from lease of store walkways; higher participation in the mix of sales of Pão de Açúcar and Minimercado Extra formats, that operate with higher margin; and lower participation of the electronic products sales in the mix, impacted by the macroeconomic scenario in the year;

✓ Assaí: maintenance of the gross margin in 2014 when compared to 2013 (14.5% and 14.6%, respectively);

✓ Via Varejo: improvement of margin by 9.8%, primarily as a result of the logistics and assembling efficiency improvement initiatives, growth of services and also of financial services  and synergies with the group.

In 2013, the gross profit reached R$ 15,104 billion compared to R$ 13,807 billion in 2012, a growth by 9.4%. Such growth in gross profit was in line with the growth in sales in the same period. The gross margin was 26.1% in 2013, a drop by 1.0 percentage point compared to 2012.

Operating Income (Expenses)

The comments below did not consider the result of Cnova (Cnova Brazil and international operations in 2015 and 2014, as mentioned in item “Gross profit”.

In 2015, the efforts to optimize expenses and improve efficiency implemented during the year in all business resulted in a nominal growth of selling, general and administrative expenses of only 4.4%, below the inflation, even in view of the higher expenses on electric power and costs related to the inauguration of 118 stores in the year. The selling, general and administrative expenses grew from R$11,137 billion in 2014 to R$11,628 billion in 2015.

✓  Multivarejo: In terms of operating efficiency, the highlight was the growth in operating expenses (selling, general and administrative expenses) of only 3.6%, significantly below the inflation for the period. Such result reflects the initiatives focused on the reduction of expenses implemented since the beginning of the year, primarily related to the optimization of expenses on advertising, renegotiation of leases and operating improvement in stores (review of logistics processes and efficiencies), which permitted adjusting the staff without impacting the quality of the service offered at the stores;

✓  Assaí: Even in view of the opening of 11 stores during the year, selling, general and administrative expenses on net revenue (10.5% in 2015 compared to 10.4% in 2014) posted a slight growth by 0.1 p.p, as a result of the expenses related to inflation and mainly electric power

✓  Via Varejo: Via Varejo has accelerated operating efficiency initiatives, such as optimization of the logistics network and backoffice synergies with companies of the Group, and adopted process optimization and expense rationalization measures. Among the measures are the review of the store portfolio, upon the closing of 39 low-performance stores, review of the logistics network and spaces in the distribution centers, adequacy of the number of employees with reduction of about 13 thousand positions and renegotiation of lease agreements. Such measures adopted during the year contributed to reduce SG&A by 2.6%, even in view of the inflation rate (IPCA) of 10.67% in the year.

In 2014, total operating expenses reached R$ 12,121 billion in 2014, a growth by 6.6% when compared to operating expenses in 2013, in the amount of R$ 11,368 billion. Selling, general and administrative expenses totaled R$ 11,787 billion, a growth by 9.7% compared to 2013. As a percentage rate of net sales, selling, general and administrative expenses dropped from 18.6% in 2013 to 18.0% in 2014. The main effects were:

✓ Multivarejo: growth by 0.7 p.p. of selling, general and administrative expenses on net revenue (19.7% in 2014 compared to 19.0% in 2013), mainly as a result of the impact of the bargaining agreement in 2014; higher expenses with healthcare benefits, that were subject to adjustments higher than inflation rate; higher marketing expenses, so as to expand the disclosure of sales initiatives; and expenses related to the opening an renovation of stores;

✓ Assaí: drop by 0.2 p.p. in selling, general and administrative expenses on net revenue (10.4% in 2014 compared to 10.6% in 2013) arising from operating efficiency gains, even with the aggressive store opening plan;

✓ Via Varejo: drop by 0.3 p.p. in selling, general and administrative expenses on net revenue (22.4% in 2014 compared to 22.7% in 2013) mainly related to the efficiency gain of store processes, optimization of the hiring of third-party services, higher logistics efficiency and rationalization of administrative, IT and marketing expenses.

In 2013, total operating expenses reached R$ 11,368 billion, a growth by 11.6% when compared to 2012, which totaled R$ 10,186 billion, a growth below the growth of the net revenue.  Selling, general and administrative expenses totaled R$ 10,742 billion. As percentage of net revenue, selling, administrative and general expenses reduced from 19.9% in 2012 to 18.6% in 2013.

Other Expenses and Operational Revenues

In 2015, other expenses and operational revenues totaled an expense of R$ 684 million, a growth by 54.9% when compared to 2014. The growth was mainly due to the expenses with severance amounts paid to the Group executives and employees as a result of the restructuring and write-off of fixed assets.

In 2014 other expenses and operational revenues totaled an expense of R$ 441 million, a drop by 34.4% when compared to 2013, in the amount of R$ 673 million. The drop was due to lower expenses with lawsuits in 2014 when compared to 2013.

Depreciation and Amortization

In 2015, depreciations and amortizations totaled R$ 963 million, representing a growth by 17.3% compared to depreciations and amortizations of R$ 821 million in 2014. Such growth was mainly due to the depreciation and amortization of new investments made during 2015.

In 2014, depreciations and amortizations totaled R$ 821 million, representing a growth by 4.2% compared to depreciations and amortizations of R$ 787 million in 2013. Such growth was mainly due to the depreciation and amortization of new investments made during 2014.

In 2013, depreciations and amortizations totaled R$ 787 million, representing a growth by 4.8% compared to depreciations and amortizations of R$ 752 million in 2012. Such growth was mainly due to the depreciation and amortization of new investments made during 2013.

Net Financial Income

In 2015, the net financial income totaled an expense of R$1,648 billion, a growth by 9.3% compared to 2014, significantly lower than the growth in interest rate of 26.8% in the period. The ratio between net financial income and net revenue grew from 2.3% in 2014 to 2.4% in 2015, a growth by only 0.1 percentage point, which remained practically stable compared to the prior year, even in a more challenging macroeconomic environment. Such result is due to the cash management strategy conducted by the Company during the year, which generated important cash optimization.

The Company has been posting in the past years a continuing drop in the leverage level, in order to strengthen even further its financial capacity. Even in a year with unfavorable and challenging macroeconomic environment, the Company ended the year with high level of cash reserves of approximately R$ 11.0 billion. The extension of the debt term, including the booklets operations was higher by 181 days when comp ared to December 31, 2014.

In 2014, the net financial income in 2014 totaled an expense of R$1,508 billion compared to R$1,193 billion in 2013, a growth by 26.3% compared to 2013, below the growth in the CDI rate in the period (33.9%). The man impacts on the financial result were: (i) growth by 12.0% of charges on the net bank debt, below the growth in the CDI rate, reflecting the improvement of working capital in the period; (ii) growth in the cost of prepayment of receivables from booklet and sale of receivables from credit card by R$ 220 million, in line with the growth in the net revenue, besides the growth in interest rate; and (iii) growth in the adjustment of other assets and liabilities of R$ 68 million, primarily related to the variation in cash profitability, offset by the higher adjustment of provisions for contingencies.

GPA ended 2014 with a net cash position of R$1,421 billion, compared to a net debt position of R$1,104 billion in 2013, arising mainly from the higher cash generation in the period, improvement of working capital. GPA has posted cash reserves of approximately R$11,1 billion at the end of December 2014 compared to R$8,4 billion in 2013, which demonstrates an important strengthening of the capital structure of GPA, mainly during higher volatility period of the economic scenario.

In 2013, the net financial income totaled R$1,193 billion, the same amount as 2012 (R$1,193 billion). As a percentage of net sales, the net financial income dropped from 2.3% to 2.1%, due to the following reasons: (i) drop of the effect of interest on net debt of R$ 14 million, mainly related to the slow reduction of the debt during 2013; (ii) increase in the cost of prepayment of receivables from booklet and sale of receivables from credit card by R$106 million, in line with the growth in net revenue, besides the growth in interest rate; and (iii) gain in the adjustment of other assets and liabilities of R$92 million, mainly caused by the prepayment of REFIS during the year, besides the higher prepayment of suppliers, generating a higher financial income in 2013 when compared to 2012.

The net debt totaled R$1,104 billion in 2013, a drop by R$2,302 billion compared to 2012, mainly due to the higher cash generation in the period, which was specifically boosted by the efforts to improve working capital. Moreover, the public offer of distribution of Units comprised of one (1) common share and two (2) preferred shares issued by Via Varejo, which represented a cash inflow in the gross amount of R$896 million, has also contributed to the reduction of the debt position.

Net Profit

In 2015, as a result of the challenges of the macroeconomic scenario, the Company’s result was mainly affected by the result of Via Varejo and Cnova. It must be mentioned that the international operations of Cnova started to be consolidated in the GPA as from August 2014, therefore, they were not fully reflected in 2014, which influences the comparison basis.

	Consolidated

(R$ million)	2015	2014	Δ

EBITDA	2,680	4,929	-45.6%
Depreciation (Logistics)	(141)	(105)	33.6%
Depreciation and Amortization	(963)	(821)	17.4%
Financial Income	(1,648)	(1,508)	9.3%
Operational Profit (Loss) before Income Tax	(72)	2,496	n.a.
Income Tax	(242)	(736)	-67.1%
Company’s Net Profit (Loss)	(314)	1,760	n.a.
Net Margin	-0.5%	2.7%	-3.2 p.p.
Net Profit of the Controlling Shareholders	251	1,270	-80.2%
Net Margin - Controlling Shareholders	0.4%	1.9%	-1.5 p.p.
Other Operational Expenses and Revenues	(684)	(441)	54.9%
Income Tax on Other Operational Expenses and Revenues and Non-Recurring Income Tax	134	117	14.6%
Company’s Net Adjusted Profit (Loss) (1)	236	2,085	-88.7%
Adjusted Net Margin - Company	0.3%	3.2%	-2.9 p.p.
Controlling Shareholders’ Adjusted Net Profit (1)	595	1,546	-61.5%
Adjusted Net Margin – Controlling Shareholders	0.9%	2.4%	-1.5 p.p.
(1) Adjusted Net Profit by the line item "Other expenses and Operational Revenues", thus eliminating extraordinary income and expenses

The Company has ended 2015 with net profit of controlling shareholders, adjusted by Other expenses and Operational Revenues, of R$ 595 million. It must be highlighted the strength of the Food segment, which totaled Adjusted Net Profit of R$ 731 million. The highlights by business were:

✓ Multivarejo: The lower level compared to 2014 results from the lower gross margin arising from the investments in price competitiveness, sales scenario impacted by the deterioration of the economic environment and pressure of expenses arising from the inflation rate and growth in the expenses with electric power. Hence, the Adjusted Net Profit totaled R$ $ 559 million in 2015.

✓ Assaí: the assertivity of the format and discipline in the control of expenses, coupled with the store maturation resulted in an Adjusted Net Profit of R$ 172 million.

✓ Via Varejo: The lower level of profit compared to 2014 is due to the drop in sales in view of the adverse economic scenario for the durable goods sector which, coupled with the increase in inflation rates on fixed costs, resulted in an Adjusted Net Profit of R$ 149 million.

Balance Sheet

Fiscal Years Ended on December 31, 2015, 2014 and 2013

Consolidated Balance Sheet - Assets

BALANCE SHEET
ASSETS

	CONSOLIDATED GPA

	AH 2015 x					AH 2014 x			AH 2013 x
(R$ million)	31.12.2015	AV	2014	31.12.2014	AV	2013	31.12.2013	AV	2012

Current Assets	24,998	52.6%	3.6%	24,133	53.0%	29.7%	18.609	49,0%	11.6%
Cash and Cash Equivalents	11,015	23.2%	-1.2%	11,149	24.5%	33.2%	8,367	22.0%	18.1%
Financial Investment	-	0.0%	na	-	0.0%	na	24	0.00	-
Accounts Receivable	3,218	6.8%	0.2%	3,210	7.1%	27.6%	2,516	6.6%	-4.9%
Receivable funds (FIDC)		-	-	-	-	-	-	-	-
Inventories	8,989	18.9%	7.0%	8,405	18.5%	31.7%	6,382	16.8%	10.8%
Recoverable taxes	1,102	2.3%	36.4%	808	1.8%	-11.0%	908	2.4%	4.2%
Assets available for sale	15	0.0%	-31.3%	22	0.0%	-43.8%	39.13	-	na
Prepaid expenses and other accounts receivable	659	1.4%	22.2%	539	1.2%	44.5%	373	1.0%	17.6%

Non-Current Assets	22,504	47.4%	5.3%	21,367	47.0%	10.1%	19,398	51.0%	6.9%
Accounts Receivable	98	0.2%	-6.7%	105	0.2%	-8.6%	115	0.3%	5.9%
Inventories	-	0.0%	na	172	0.4%	-0.2%	172	0.5%	0.%
Recoverable taxes	2,445	5.1%	14.5%	2,136	4.7%	49.5%	1,429	3.8%	16.0%
Deferred income tax and social contribution	564	1.2%	14.8%	491	1.1%	-48.4%	951	2.5%	-11.9%
Related parties	309	0.7%	-1.3%	313	0.7%	82.0%	172	0.5%	-3.6%
Deposits for judicial appeals	999	2.1%	16.6%	857	1.9%	5.1%	815	2.1%	-14.4%
Prepaid expenses and others	676	1.4%	0.5%	673	1.5%	-1.2%	681	1.8%	10.1%
Investments	407	0.9%	-4.5%	426	0.9%	37.6%	310	0.8%	-14.6%
Fixed Assets	10,398	21.9%	7.2%	9,699	21.3%	7.1%	9,053	23.8%	11.6%
Intangible Assets	6,609	13.9%	1.8%	6,495	14.3%	13.9%	5,701	15.0%	14.6%

TOTAL ASSETS	47,502	100.0%	4.4%	45,500	100.0%	19.7%	38,007	100.0%	9.1%

Consolidated Balance Sheet - Liabilities

LIABILITY

	GPA CONSOLIDATED

	HA 2015 x						HA 2014 x		HA 2013 x
(R$ million)	12.31.2015	AV	2014	12.31.2014	AV	2013 12.31.	2013	AV	2012

Current liabilities	25,231	53.1%	5.8%	23,848	52.4%	40.2%	17,010	44.8%	27.0%
Suppliers	15,484	32.6%	16.2%	13,322	29.3%	55.8%	8,548	22.5%	37.0%
Suppliers Agreement	1,055	2.2%	0.0%	-	0.0%	0.0%	-	0.0%	0.0%
Borrowings and financing	3,777	8.0%	-3.7%	3,922	8.6%	-0.1%	3,927	10.3%	10.8%
Debentures	38	0.1%	-98.6%	2,672	5.9%	114.6%	1,245	3.3%	86.3%
Salaries and social charges	1,023	2.2%	18.4%	864	1.9%	8.5%	796	2.1%	9.2%
Taxes and contributions payable	829	1.7%	-4.3%	867	1.9%	5.1%	825	2.2%	26.8%
Proposed dividends	2	0.0%	-99.4%	321	0.7%	111.2%	152	0.4%	-10.0%
Financing by purchase of assets	113	0.2%	15.3%	98	0.2%	172.2%	36	0.1%	-59.2%
Payable rents	151	0.3%	31.3%	115	0.3%	2.7%	112	0.3%	34.4%
Acquisition of interest from non-controlling shareholders	76	0.2%	4.3%	73	0.2%	5.8%	69	0.2%	9.5%
Related parties	563	1.2%	115.6%	261	0.6%	690.9%	33	0.1%	-59.0%
Advertisement	121	0.3%	28.9%	94	0.2%	5.6%	89	0.2%	-21.2%
Provision for restructuring	6	0.0%	483.5%	1	0.0%	-95.2%	21	0.1%	-14.5%
Tax installments	-	0.0%	na	-	0.0%	na	144	0.4%	-7.3%
Prepaid revenues	420	0.9%	96.4%	214	0.5%	86.1%	115	0.3%	24.8%
Other	1,573	3.3%	53.6%	1,024	2.3%	14.0%	898	2.4%	29.9%

Non-current liabilities	8,616	18.1%	20.2%	7,170	15.8%	-13.5%	8,285	21.8%	-20.1%
Borrowings and financings	3,267	6.9%	46.0%	2,238	4.9%	29.8%	1,724	4.5%	-32.1%
Debentures	897	1.9%	0.1%	896	2.0%	-65.5%	2,599	6.8%	-30.5%
Financing by purchase of assets	4	0.0%	-50.0%	8	0.0%	-33.3%	12	0.00	na
Acquisition of interest from non-controlling shareholders	28	0.%	-50.8%	57	0.1%	-47.2%	108	0.3%	-31.7%
Deferred income tax and social contribution	1,184	2.5%	4.5%	1,133	2.5%	6.8%	1,061	2.8%	-6.7%
Tax installments	572	1.2%	-7.3%	617	1.4%	-42.5%	1,073	2.8%	-10.9%
Provision for judicial demands	1,396	2.9%	3.9%	1,344	3.0%	17.2%	1,147	3.0%	48.1%
Prepaid revenues	1,223	2.6%	46.7%	834	1.8%	82.9%	456	1.2%	-3.3%
Other	45	0.1%	4.1%	43	0.1%	-59.0%	105	0.3%	-69.6%

Net Worth	13,655	28.7%	-5.7%	14,482	31.8%	13.9%	12,712	33.4%	14.9%
Subscribed capital	6,806	14.3%	0.2%	6,792	14.9%	0.4%	6,764	17.8%	0.8%
Capital reserves	302	0.6%	7.0%	282	0.6%	21.0%	233	0.6%	2.1%
Profit reserves	3,356	7.1%	-4.3%	3,506	7.7%	41.0%	2,486	6.5%	59.7%
Interest of non-controlling shareholders	3,191	6.7%	-18.2%	3,902	8.6%	20.9%	3,229	8.5%	25.5%

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	47,502	100.0%	4.4%	45,00	100.0%	19.7%	38,007	100.0%	9.1%

Assets

Current

Cash and cash equivalents

In 2015, cash and cash equivalents remained similar to 2014, from R$ 11,149 billion in 2014 to R$ 11,015 billion. The main variations were: cash flow from operating activities lower by R$ 369 million, besides the growth by R$ 217 million in investment activities and R$ 2,370 billion in financing activities compared to 2014. Cash and cash equivalents represented 23.2% of total assets compared to 24.5% on December 31, 2014.

In 2014, cash and cash equivalents grew by 33.2%, from R$ 8,367 billion in 2013 to R$ 11,149 billion, whose variation is explained by the cash flow from operating activities higher by R$ 124 million, besides the reduction by R$ 377 million in investment activities and R$ 948 million in financing activities when compared to 2013. Cash and cash equivalents represented 24.5% of total assets compared to 22.0% on December 31, 2013.

In 2013, cash and cash equivalents grew by 18.1%, from R$ 7,086 billion in 2012 to R$ 8,367 billion. Cash and cash equivalents represented 22.0% of total assets compared to 20.3% on December 31, 2012.

Accounts receivable

On December 31, 2015, accounts receivable remained virtually stable, from R$ 3,210 billion in 2014 to R$ 3,218 billion. The main variations were: i) growth by R$ 444 million in accounts receivable from credit card, as a result of the lower frequency of prepayment of receivables; and ii) drop by R$ 598 million in the balance of receivables from CDCI, as a result of the lower level of sales of non-food categories.

On December 31, 2014, accounts receivable grew by 7.1%, from R$ 2,516 billion in 2013 to R$ 3,210 billion, whose variation of R$ 694 million is mainly related to: i) R$ 300 million of accounts receivable related to consolidated balances of CDiscount; ii) growth in the balance of receivables from CDCI by R$ 226 million, partially reduced by the increase in the allowance for doubtful accounts, reducing the balance by R$ 111 million, besides other effects of R$ 42 million.

On December 31, 2013, accounts receivable dropped by 4.9%, from R$ 2,646 billion in 2012 to R$ 2,516 billion, arising mainly from: i) decrease in the balance of accounts receivable from credit cards and tickets of about R$ 180 million, related mainly to the higher sale of receivables form credit cards in the last 5 days of 2013 (in 2012 such effect was impaired, because the last three days of the year were a weekend); ii) growth in the balance of booklets of around R$ 170 million, or 8%, related to the growth in sales of Via Varejo; iii) growth in the allowance for doubtful accounts, mainly related to the growth in the balance of booklets of about R$ 40 million; iv) decrease in the balance of debit card customers receivable by approximately R$ 70 million relating to the calendar effect.

Recoverable taxes

As at December 31, 2015, short-term recoverable taxes increased by 36.4%, from R$ 808 million in 2014 to R$ 1.102 billion, mainly due to the merger of Nova Holding in CBD and Via Varejo, which resulted in the reclassification of approximately R$280 million from long term to short term.

As at December 31, 2014, short-term recoverable taxes decreased by 11.0%, from R$ 908 million in 2013 to R$ 808 million, mainly due to the review of GPA monetization study.

As at December 31, 2013, the taxes increased by 4.2%, from R$ 871 million in 2012 to R$ 908 million. This variation is mainly related to: i) increase in the ICMS balance of R$ 80 million; ii) PIS/COFINS reduction of R$ 14 million; iii) IRRF reduction of R$ 20 million; and iv) reduction of R$ 16 million income tax and social contribution.

Prepaid expenses and other accounts receivable

As at December 31, 2015, prepaid expenses and other accounts receivable increased by 22.2%, from R$ 539 million in 2014 to R$ 659 million, relating to rentals receivable and other amounts.

As at December 31, 2014, prepaid expenses and other accounts receivable increased by 44.5%, from R$ 373 million in 2013 to R$ 539 million, whose increase was mainly related to reimbursements in the total amount of R$ 37 million; increase of R$ 38 million in prepaid expenses relating to R$ 7 million in advanced rentals, R$ 9 million from new advisory agreements and R$24 million from the consolidation of CDiscount.; R$ 15 million from dividends receivable from FIC; R$ 30 million from rentals receivable; and R$ 46 million from changes in other accounts receivable.

As at December 31, 2013, prepaid expenses increased by 17.6%, from R$ 317 million in 2012 to R$ 373 million, whose increase mainly resulted from the advanced marketing expenses in Via Varejo, in the amount of R$ 20 million, and the transfer of the purchase option of three gas stations of Rede Duque from financial instruments to line item “Other accounts receivable”, in the total of R$ 49 million, as such option was exercised by the counterparty.

Inventories

In 2015, inventories increased by 7.0%, from R$ 8.405 billion in 2014 to R$ 8.989 billion, mainly due to the strategic purchases and accelerated organic expansion in the fourth quarter. As at December 31, 2015, inventories accounted for 18.9% of total assets and 18.5% as at December 31, 2014. The GPA inventory days decreased from 62 to 61 days between 2015 and 2014, whose inventory increase resulted from the inflation for the period.

In 2014, inventories increased by 31.7%, from R$ 6.382 billion in 2013 to R$ 8.405 billion, which is higher than the sales increase due to the consolidation of CDiscount and increase of the coverage of the inventory days in 8 days through the Group several businesses, as a result of the strategic purchases and accelerated organic expansion in the fourth quarter.

As at December 31, 2014, inventories accounted for 18.5% of total assets and 16.8% as at December 31, 2013.

In 2013, inventories increased by 10.8%, from R$ 5.760 billion in 2012 to R$ 6.382 billion, an increase lower than the sales increase, due to the reduction of two days of the average balance of inventories between 2013 and 2012. This variation mainly resulted from the reduction of 4 days of inventories in the Retail Food segment and 5 days in the Eletro segment. Nova Pontocom remained stable, and Assaí increased the inventory days mainly by virtue of the strong expansion to the states in which Assaí did not operate previously.

As at December 31, 2013, inventories accounted for 16.8% of total assets and 16.5% as at December 31, 2012.

Non-current

In 2015, non-current assets, excluding fixed assets, intangible assets and investments, increased from R$ 4.747 billion in 2014 to R$ 5.091 billion. The increase of R$ 344 million resulted mainly from the increase in recoverable taxes of R$309 million relating to the increased generation of ICMS credits.

As at December 31, 2015, these line items accounted for 10.7% of total assets and 10.4% as at December 31, 2014.

In 2014, non-current assets, excluding fixed assets, intangible assets and investments, increased from R$ 4.335 billion in 2013 to R$ 4.747 billion. The increase of R$ 412 million is explained by the following: i) increase of R$ 707 million in recoverable taxes mainly represented by ICMS credits; ii) reduction of R$ 460 million in deferred income tax relating to the tax losses used in the payment of installments and offset against tax profits in the operations; iii) increase of R$ 141 million in balance receivable from related parties, mainly related to CDiscount; and vi) other effects in the amount of R$ 24 million.

As at December 31, 2014, these line items accounted for 10.4% of total assets and 11.4% as at December 31, 2013.

In 2013, non-current assets, excluding fixed assets, intangible assets and investments, decreased by 7.7%, from R$ 4.699 billion in 2012 to R$ 4.335 billion. The decrease of R$ 364 million resulted from the following: i) conversion of the financial instruments totaling R$ 359 million relating to Rede Duque and Bartira, in other accounts receivable and intangible assets; ii) increase in recoverable taxes in the amount of R$ 197 million basically related to the increased generation of ICMS and PIS/COFINS credits; iii) reduction of deferred income tax and social contribution liabilities in the amount of R$ 128 million, mainly related to the effects from the differences between accounting and tax depreciation; iv) reduction of escrow deposits in the amount of R$ 137 million relating to labor risks; and v) increase in other costs in the amount of R$ 62 million.

As at December 31, 2013, these line items accounted for 11.4% in total assets and 13.5% as at December 31, 2012.

Investments

In 2015, investments decreased by 4.5%, from R$ 426 million in 2014 to R$ 407 million. This reduction resulted mainly from the offset of investments in Cdiscount operations, of R$(7) million, and increase in FIC dividends of R$(8) million.

As at December 31, 2015, investments accounted for 0.9% of total assets.

In 2014, investments increased by 37.6%, from R$ 310 million in 2013 to R$ 426 million. This increase resulted mainly from the equity in subsidiaries recorded by FIC, net of distributed dividends of R$ 83 million, and classifications of certain properties as investment properties as from this year, in the amount of R$ 25 million. As at December 31, 2014, investments accounted for 0.9% of total assets and 0.8% as at December 31, 2013.

In 2013, investments decreased by 14.6%, from R$ 362 million in 2012 to R$ 310 million in 2013. As at December 31, 2013, investments accounted for 0.8% of total assets and 1.0% as at December 31, 2012.

Fixed assets

In 2015, fixed assets increased by 7.2%, from R$ 9.699 billion in 2014 to R$ 10.398 billion. This increase resulted from: i) R$ 1.613 billion of additions due to the opening and conversion of stores; ii) R$ 781 million from depreciation for the year; and iii) R$ 148 million from offsets.

As at December 31, 2015, fixed assets accounted for 21.9% of total assets compared to 21.3% as at December 31, 2014.

In 2014, fixed assets increased by 7.1%, from R$ 9.053 billion in 2013 to R$ 9.699 billion. This increase mainly resulted from: i) R$ 1.489 billion from additions due to the opening and conversion of stores; ii) R$ 714 million from depreciation in the year; iii) R$ 102 million from offsets; and iv) R$ 27 million from transfers and other.

As at December 31, 2014, fixed assets accounted for 21.3% of total assets compared to 23.8% as at December 31, 2013.

In 2013, fixed assets increased by 11.6%, from R$ 8.114 billion in 2012 to R$ 9.053 billion. This increase is mainly related to: i) R$ 1.746 billion from additions due to the opening and conversion of stores; ii) R$ 642 million from depreciation in the year; iii) R$ 133 million from offsets; and iv) R$ 31 million from transfers and other.

As at December 31, 2013, fixed assets accounted for 23.8% of total assets compared to 23.3% as at December 31, 2012.

Intangible assets

In 2015, intangible assets increased by 1.8%, from R$ 6.495 billion in 2014 to R$ 6.609 billion. This increase is mainly related to: i) R$ 426 million from additions; ii) R$ 297 million from amortization in the year; iii) R$ 62 million from offsets; iv) R$ 103 million from reorganization offsets; and v) R$150 million from changes in exchange rates.

As at December 31, 2015, intangible assets accounted for 13.9% of total assets compared to 14.3% as at December 31, 2014.

In 2014, intangible assets increased by 14.3%, from R$ 5.701 billion in 2013 to R$ 6.495 billion. This increase is mainly related to: i) R$ 537 million from additions, mainly composed of R$ 311 million from software, R$ 187 million from contractual rights and R$ 39 million from others; ii) R$ 217 million from amortization in the year; iii) R$ 452 million from intangible assets merged as a result of the consolidation of subsidiary CDiscount; and iv) R$ 22 million from transfers and other.

As at December 31, 2014, intangible assets accounted for 14.3% of total assets compared to 15.0% as at December 31, 2013.

In 2013, intangible assets increased by 14.6%, from R$ 4.976 billion in 2012 to R$ 5.701 billion. This increase is mainly related to: i) R$ 978 million from additions, mainly composed of R$ 603 million from Bartira goodwill, R$ 265 million from software and R$ 82 million from intangible assets allocated to the Bartira business combination; ii) R$ 223 million from amortization in the year; and iii) R$ 30 million from transfers and other.

As at December 31, 2013, intangible assets accounted for 15.0% of total assets compared to 14.3% as at December 31, 2012.

Liabilities

Current

Trade payables

In 2015, trade payables increased by 16.2%, from R$ 13.322 billion in 2014 to R$ 15.484 billion. This variation resulted from the increase of approximately 10 days in trade payables in 2015.

As at December 31, 2015, trade payables accounted for 32.6% of total liabilities, including shareholders’ equity, compared to 29.3% as at December 31, 2014.

In 2014, trade payables increased by 55.8%, from R$ 8.548 billion in 2013 to R$ 13.322 billion. This variation resulted from the increase in GPA sales and debt postponement with suppliers, due to the increase in term above 15 days. In addition, the consolidation of the Cdiscount balance contributed to the increase in trade payables.

As at December 31, 2014, trade payables accounted for 29.3% of total liabilities, including shareholders’ equity, compared to 22.5% as at December 31, 2013.

In 2013, trade payables increased by 37.0%, from R$ 6.240 billion in 2012 to R$ 8.548 billion. This variation resulted from the increase in GPA sales and debt postponement with suppliers, with the increase in term above 15 days, with efforts in all sectors. As at December 31, 2013, trade payables accounted for 22.5% of total liabilities, including shareholders’ equity, compared to 17.9% as at December 31, 2012.

Loans and financing – short term

In 2015, short-term loans and financing, excluding debentures, decreased by 3.7%, from R$ 3.922 billion in 2014 to R$ 3.777 billion. This variation resulted from the reduction in CDCI liabilities, in the amount of R$645 million, relating to the reduction of Via Varejo’s operations, and the remaining amount from the change in working capital.

As at December 31, 2015, short-term loans and financing, excluding debentures, accounted for 8.0% of total liabilities, including shareholders’ equity, compared to 8.6% as at December 31, 2014.

In 2014, short-term loans and financing, excluding debentures, decreased by 0.1%, from R$ 3.927 billion in 2013 to R$ 3.922 billion. These line items remained basically stable and are mainly represented by CDCI liabilities.

As at December 31, 2014, short-term loans and financing, excluding debentures, accounted for 8.6% of total liabilities, including shareholders’ equity, compared to 10.3% as at December 31, 2013.

In 2013, short-term loans and financing, excluding debentures, increased by 10.8%, from R$ 3.543 billion in 2012 to R$ 3.927 billion. This variation resulted from the CDCI increase of 9%, or R$ 228 million, of Via Varejo, aligned with the increase in related receivables, as well as the working capital, mainly in the transfer of long term to short term. As at December 31, 2013, short-term loans and financing accounted for 10.3% of total liabilities, including shareholders’ equity, compared to 10.2% as at December 31, 2012.

Debentures – short term

In 2015, short-term debt represented by debentures issued by the Company decreased by 98.6%, from R$ 2.672 billion in 2014 to R$ 38 million. The variation mainly resulted from the settlement of the following debentures: i) 10th and 11th issue of CBD; ii) 1st and 3rd issue of Via Varejo.

As at December 31, 2015, short-term debentures accounted for 0.1% of total liabilities, including shareholders’ equity, compared to 5.9% as at December 31, 2014.

In 2014, short-term debt represented by debentures issued by the Company increased by 114.6%, from R$ 1.245 billion in 2013 to R$ 2.672 billion. The variation mainly resulted from the settlement of debentures of the 8th and 9th issue of CBD and 1st issue of Via Varejo, as well as transfer to short term of the debentures of the 10th and 11th issue of CBD, and 1st (2nd series) and 3rd issue of Via Varejo falling due in 2015.

As at December 31, 2014, the short-term debentures accounted for 5.9% of total liabilities, including net equity, compared to 3.3% as at December 31, 2013.

In 2013, short-term debt represented by debentures issued by the Company increased by 86.2%, from R$ 668 million in 2012 to R$ 1.245 billion. The variation resulted mainly from the transfer of the balances of debentures of the 8th and 9th issue to short term. As at December 31, 2013, short-term debentures accounted for 3.3% of total liabilities, including shareholders’ equity, compared to 1.9% as at December 31, 2012.

Payroll and social security contribuition

In 2015, payroll and social security contribution increased by 18.4%, from R$ 864 million in 2014 to R$ 1.023 billion, mainly by virtue of the collective agreement and related effects on charges and labor provisions.

As at December 31, 2015, payroll and social security contribution accounted for 2.2% of total liabilities, including net equity, compared to 1.9% as at December 31, 2014.

In 2014, payroll and social security contribution increased by 8,5%, from R$ 796 million in 2013 to R$ 864 million, mainly due to the collective agreement and related effects on charges and labor provisions.

As at December 31, 2014, payroll and social security contribution accounted for 1.9% of total liabilities, including net equity, compared to 2.1% as at December 31, 2013.

In 2013, payroll and social security contribution increased by 9.2%, from R$ 729 million in 2012 to R$ 796 million. The variation is mainly due to the collective agreement and related effects on charges and labor provisions. As at December 31, 2013, payroll and social security contribution accounted for 2.1% of total liabilities, including net equity, at the level as at December 31, 2012.

Taxes and contributions payable

In 2015, taxes and contributions payable decreased by 4.3%, from R$ 867 million in 2014 to R$ 830 million. The variation resulted from the decrease in taxes payable, offset by taxes on sales.

As at December 31, 2015, taxes and contributions payable accounted for 1.7% of total liabilities, including shareholders’ equity, compared to 1.9% as at December 31, 2014.

In 2014, taxes and contributions payable decreased by 4.0%, from R$ 825 million in 2013 to R$ 792 million. The variation mainly resulted from income tax on GPA capital gains in 2013, relating to the public offer for distribution of Units of Via Varejo in the amount of R$ 134 million, and increase in taxes due to the increase in operations in 2014, mainly in Via Varejo.

As at December 31, 2014, taxes and contributions payable accounted for 1.7% of total liabilities, including shareholders’ equity, compared to 2.2% as at December 31, 2013.

In 2013, taxes and contributions payable increased by 26.8%, from R$ 651 million in 2012 to R$ 825 million. The variation mainly resulted from income tax on GPA capital gains, relating to the public offer for distribution of Units of Via Varejo in the amount of R$ 134 million, and increase in taxes due to the increase in operations. As at December 31, 2013, taxes and contributions payable accounted for 2.2% of total liabilities, including shareholders’ equity, compared to 1.9% as at December 31, 2012.

Non-current

Loans and financing – long term

In 2015, long-term loans and financing, excluding debentures, increased by 46.0%, from R$ 2.238 billion in 2014 to R$ 3.267 billion. This increase mainly resulted from working capital loans in foreign currencies with swap at local rate.

As at December 31, 2015, long-term loans and financing, excluding debentures, accounted for 6.9% of total liabilities, including shareholders’ equity, compared to 4.9% as at December 31, 2014.

In 2014, long-term loans and financing, excluding debentures, increased by 29.8%, from R$ 1.724 billion in 2013 to R$ 2.238 billion. This increase mainly resulted from working capital loans in foreign currencies with swap at local rate.

As at December 31, 2014, long-term loans and financing, excluding debentures, accounted for 4.9% of total liabilities, including shareholders’ equity, compared to 4.5% as at December 31, 2013.

In 2013, long-term loans and financing, excluding debentures, decreased by 32.1%, from R$ 2.539 billion in 2012 to R$ 1.724 billion. The variation resulted mainly from the maturities of the working capital loans, as well as the increase in IBM finance leasing agreement with Via Varejo. As at December 31, 2013, long-term borrowings and financing accounted for 4.5% of total liabilities, including shareholders’ equity, compared to 7.3% as at December 31, 2012.

Debentures – long term

In 2015, long-term debt represented by debentures issued by the Company remained basically stable, from R$ 896 million in 2014 to R$ 897 million.

As at December 31, 2015, long-term debentures accounted for 2.0% of total liabilities, including shareholders’ equity, compared to 6.8% as at December 31, 2013.

In 2014, long-term debt represented by debentures issued by the Company decreased by 65.5%, from R$ 2.599 billion in 2013 to R$ 896 million. The decrease resulted mainly from the transfer from long term to short term and maturity of the debentures issued, in addition to the 12th debentures of CBD.

As at December 31, 2014, long-term debentures accounted for 2.0% of total liabilities, including net equity, compared to 6.8% as at December 31, 2013.

In 2013, long-term debt represented by debentures issued by the Company decreased by 30.5%, from R$ 3.741 billion in 2012 to R$ 2.599 billion, whose reduction resulted mainly from the transfer of long term to short term and maturity of debentures issued. As at December 31, 2013, long-term debentures accounted for 6.8% of total liabilities, including shareholders’ equity, compared to 10.7% as at December 31, 2012.

Deferred income tax and social contribution

In 2015, deferred income tax and social contribution increased by 4.5%, from R$ 1.133 billion in 2014 to R$ 1.184 billion, due to the decrease in deferred income tax and social contribution on fixed assets in the amount of R$104 million, offset by other effects.

As at December 31, 2015, deferred income tax and social contribution accounted for 2.5% of total liabilities, including shareholders’ equity.

In 2014, deferred income tax and social contribution increased by 6.8%, from R$ 1.061 billion in 2013 to R$ 1.133 billion, due to the recognition of deferred income tax and social contribution on goodwill amortization and fixed assets in 2014.

As at December 31, 2014, deferred income tax and social contribution accounted for 2.5% of total liabilities, including shareholders’ equity, compared to 2.8% as at December 31, 2013.

In 2013, deferred income tax and social contribution decreased by 6.7%, from R$ 1.137 billion in 2012 to R$ 1.061 billion, mainly due to the reversal of deferred taxes in the amount of R$ 106 million on stock purchase option exercised in the last quarter of 2013. As at December 31, 2013, deferred income tax and social contribution accounted for 2.8% of total liabilities, including shareholders’ equity, compared to 3.3% as at December 31, 2012.

Tax installments

In 2015, tax installments, including REFIS, decreased by 7.3%, from R$ 617 million in 2014 to R$ 572 million, due to the tax installments paid in the year.

As at December 31, 2015, tax installments accounted for 1.2% of total liabilities, including shareholders’ equity, compared to 1.4% as at December 31, 2014.

In 2014, tax installments, including REFIS, decreased by 42.5%, from R$ 1.073 billion in 2013 to R$ 617 million, mainly by virtue of the payments in the year using the benefits of Law 12996/14.

As at December 31, 2014, tax installments accounted for 1.4% of total liabilities, including shareholders’ equity, compared to 2.8% as at December 31, 2013.

In 2013, tax installments, including REFIS, decreased by 10.9%, from R$ 1.205 billion in 2012 to R$ 1.073 billion. The decrease mainly resulted from the transfer from long term to short term. As at December 31, 2013, tax installments accounted for 2.8% of total liabilities, including shareholders’ equity, compared to 3.5% as at December 31, 2012.

Provision for lawsuits

In 2015, provision for lawsuits increased by 3.9%, from R$ 1.344 billion in 2014 to R$ 1.396 billion. This variation mainly resulted from the additions of R$768 million, reversals and payments of R$(896) and inflation adjustment and exchange rate changes of R$180.

As at December 31, 2015, provision for lawsuits accounted for 2.9% of total liabilities, including shareholders’ equity, compared to 3.0% as at December 31, 2014.

In 2014, the provision for lawsuits increased by 17.2%, from R$ 1.147 billion in 2013 to R$ 1.344 billion. This variation mainly resulted from: i) additions of R$ 718 million; ii) reversals and payments of R$ 372 million; iii) inflation adjustment of R$ 133 million; iv) provision for risks recorded in Cdiscount of R$ 11 million; v) payment in installments of R$ 296 million; and v) R$ 3 million relating to other costs.

As at December 31, 2014, provision for lawsuits accounted for 3.0% of total liabilities, including shareholders’ equity, at the same level of 2013.

In 2013, provision for lawsuits increased by 48.1%, from R$ 774 million in 2012 to R$ 1.147 billion. The variation resulted mainly from: i) additions of R$ 452 million; ii) reversals and payments of R$ 285 million; iii) inflation adjustments of R$ 87 million; and iv) provision for contingencies assumed in the acquisition of Bartira in the amount of R$ 119 million. As at December 31, 2013, provision for lawsuits accounted for 3.0% of total liabilities, including shareholders’ equity, compared to 2.2% as at December 31, 2012.

Net equity

In 2015, net equity decreased by 5.7%, from R$ 14.482 billion in 2014 to R$ 13.656 billion, mainly due to the following: i) additions of R$ 14 million of the capital from the exercise of the stock options; ii) recognition of reserve for options granted of R$ 25 million; iii) net loss of R$ 314 million; iv) exchange rate changes on investments of (R$ 211) million; v) dividends of R$ 115 million.

As at December 31, 2015, net equity accounted for 28.7% of total liabilities, including shareholders’ equity, compared to 31.8% as at December 31, 2014.

In 2014, shareholders’ equity increased by 13.9%, from R$ 12.712 billion in 2013 to R$ 14.482 billion, mainly due to the following: i) additions of R$ 28 million of the capital from the exercise of the stock options; ii) recognition of reserve for options granted of R$ 66 million; iii) net profit of R$ 1.760 billion; iv) dividends of R$ 428 million; v) non-controlling cash transactions of (R$ 71) million; vi) R$ 411 million from the offer of CNova’s shares; and vii) R$ 4 million from valuation adjustments to equity.

As at December 31, 2014, the shareholders’ equity accounted for 31.8% of total liabilities, including shareholders’ equity, compared to 33.4% as at December 31, 2013.

In 2013, shareholders’ equity increased by 14.9%, from R$ 11.068 billion in 2012 to R$ 12.712 billion. The variation resulted mainly due to the following: i) additions of R$ 16 million of the capital from the exercise of the stock options; ii) recognition of reserve for options granted of R$ 43 million; iii) net profit of R$ 1.396 billion; iv) dividends of R$ 436 million; and v) non-controlling cash transactions of R$ 625 million. As at December 31, 2013, shareholders’ equity accounted for 33.4% of total liabilities compared to 31.8% as at December 31, 2012.

Interest of non-controlling shareholders

In 2015, interest of non-controlling shareholders decreased by 18.2%, from R$ 3.902 billion in 2014 to R$ 3.191 billion. This reduction resulted from the loss of R$(565) million and exchange rate changes of R$(128) million, among other irrelevant effects.

In 2014, the interest of non-controlling shareholders grew by 20.9%, from R$ 3,229 billion in 2013 to R$ 3,902 billion. Such growth occurred as a result of the participation in profit for the period, net of proposed dividends, of R$ 367 million, and R$ 289 million of corporate reorganizations with CDiscount and offering of shares of CNova.

In 2013, the interest of non-controlling shareholders grew by 25.5%, from R$ 2,573 billion in 2012 to R$ 3,229 billion. Such growth was caused by the public offer for distribution of Units comprised of one (1) common share and two (2) preferred shares issued by subsidiary Via Varejo.

Other equity accounts

Equity accounts not discussed above do not show any significant variation when comparing the balances on December 31, 2015, December 31, 2014 and December 31, 2013.

10.2 - Operational and financial results

(a)         Results of our operations, in particular:

 (i) description of any important components of the revenue.

The main revenues of GPA arise from the operations of GPA Food, comprised of retail and self-service wholesale, electric and electronic product operations (physical stores of Via Varejo) and e-commerce (Nova Pontocom). The net revenues of GPA are shown in the table below in relation to fiscal years ended on December 31, 2015, 2014, 2013:

 (1) Not including the revenue from intercompany transactions; (2) Extra and Pão de Açúcar brands. Including the revenue from the lease of business walkways; (3) Cnova: Cnova Brazil + Cdiscount Group. Including only the revenue from marketplace commissions, without considering the total revenue from goods; (4) Including the revenue from intercompany transactions

 (ii)  factors which have materially affected our results of operations

For information on the factors that materially affected our results of operations, see item 10.1 (h) of this Reference Form.

(b)   changes in revenues due to prices modification, exchange rates, inflation, volume variations and introduction of new products and services

For information on the variation of revenues, see item 10.1 (h) of this Reference Form.

(c)   inflation impact, variation in the main inputs and products prices, exchange and interest rate impact over the Company’s operating and financial results

The Officers believe that the depreciation or appreciation of the Brazilian real against the US dollar has exercised and may continue to have effects on the results of operations of GPA, due to a small portion of imported items that are sold by it and the trend of costs linked to foreign currencies in IT components.

10.3 – Events with material effects, occurred and expected, in the financial statements

(a)         inclusion or disposal of the operational segment

Beginning December 31, 2014, as a result of the consolidation of Cdiscount, a French e-commerce company, the Group started to disclose information according to the geographic region (Revenue, assets and liabilities).

	Brazil								International
Description	Retail		Self-service wholesale		Electronic		E-commerce		E-commerce		Total		Exclusion (*)		Total
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014

Net revenue from sales	26,744	26,415	10,453	8,326	19,268	22,674	6,123	5,747	6,599	2,428	69,187	65,590	(72)	(65)	69,115	65,525

Current assets	7,394	8,062	2,187	1,709	10,491	10,366	2,330	1,742	2,596	2,350	24,998	24,229	-	(96)	24,998	24,133
Non-current assets	13,934	13,691	1,868	1,492	5,806	5,283	502	851	766	655	22,876	21,972	(372)	(605)	22,504	21,367
Current liabilities	6,910	8,026	2,409	1,832	9,463	9,716	3,480	2,475	3,340	2,498	25,602	24,547	(372)	(699)	25,230	23,848
Non-current liabilities	5,766	5,314	372	235	2,350	1,571	25	17	103	35	8,616	7,172	-	(2)	8,616	7,170
Net equity	8,652	8,413	1,274	1,134	4,484	4,362	(673)	101	(81)	472	13,656	14,482	-	-	13,656	14,482

(*) The exclusions are composed by the balances between the companies

(b)         constitution, acquisition or disposal of equity interest

(i)             Public offer of shares – Via Varejo

On December 27, 2013, the Secondary Public Offer of Share Deposit Certificates, Units (each Unit is comprised of on common share and two preferred shares), of Via Varejo was closed. Considering the overallotment, a total of 123,697 (one hundred, twenty-three million, six hundred and ninety-six thousand, nine hundred and eighty-four) Units were distributed, totaling R$2,845 million.

The Company sold a total of 38,991,441 (thirty-eight million, nine hundred and ninety-one thousand, four hundred and forty-one) Units, in the amount of R$ 897 million, so that its interest in Via Varejo was reduced to 62.25% of the common shares and 43.35% of total capital. The proceeds from the sale of interest were accounted for as a credit in shareholders’ equity, since it refers to a transaction with non-controlling interests, it being sold part of the Company’s interest and maintained the control of Via Varejo.  The effect of the income tax on capital gain, transaction costs and write-off of related investments, was also recorded in shareholders’ equity. The amount initially estimated by the Company to cover such requirement is R$ 200 million recorded in current liabilities under one item “Other accounts payable”, resulting in an income tax effect of R$50 million, and a net effect in “Earnings reserve” of R$150 million. See more information in Note 25.7 to the financial statements for the fiscal year of 2015. Also, in conformity with Clauses 4.1.3 and 10.1.4.2 of the Shareholders’ Agreement, the Sufficient Minimum Widespread was verified, cumulatively considered as the satisfaction of the following conditions: (i) the CB Group (represented by Messrs. Samuel Klein, Michael Klein, Eva Lea Klein, and vehicle companies) sold more than 23.64% of the shares held by them representing the share capital of Via Varejo; and (ii) the total outstanding shares of Via Varejo reached more than % of total capital. In 2013, the CB Group holds 27.31% of the shares representing the share capital of Via Varejo and the free float of Via Varejo reached 29.34% of total capital.

Consequently, the CB Group was no longer entitled to a few rights, such as: (i) the permanence of Michael Klein as Chairman of the Board of Directors of Via Varejo; (ii) the consent of CB Group in a prior meeting for vote of Via Varejo in General Meetings of its associate Nova Pontocom or by the members of the Board of Directors of Nova Pontocom, appointed by Via Varejo, in relation to certain matters; (iii) the Migration Right; (iv) the Call Option of GPA; and (v) the Call Option of the CB Group. Moreover, under Clause 4.1.2 of the Shareholders’ Agreement, upon reduction of its interest, the CB Group appoints only 2 members of the Board of Directors of Via Varejo.

The transaction costs, in the total amount of R$89 million, net of income tax, were fully assumed by Via Varejo, pursuant to the terms of the Shareholders’ Agreement and directly recorded in Shareholders’ equity.

Additionally, on October 17, 2013, CBD, Via Varejo and certain shareholders of Nova Pontocom contracted the purchase and sale of shares issued by Nova Pontocom, whereby CBD acquired shares (i) held by Via Varejo representing 6.20% of the share capital for R$80,000,000.00; and (ii) held by noncontrolling shareholders representing 1.96% of the share capital for R$25,293,909.48. As a result of such transactions, the share capital of Nova Pontocom was comprised as follows: CBD held 52.06%, Via Varejo held 43,90%, the balance of 4.04% being held by noncontrolling shareholders.

It is important to stress that, as informed in the Material Notice disclosed by the Company on February 18, the Company received an official letter challenging certain accounting entries related to corporate transactions carried out by its subsidiary Via Varejo S.A. in the fiscal year of 2013.

One of CVM’s challenges was related to the gain on the revaluation of the investment held in Nova Pontocom, arising from the sale by Via Varejo S.A. of equity interest to the Company, as mentioned above.

The Company, together with Via Varejo S.A., continues to analyze the terms of the decision from the CVM’s technical area and analyze the measures to be possibly adopted.

Additionally, pursuant to the Material Notice disclosed on March 7, the Company has informed that the request for stay effect in its appeal against the decision in the abovementioned official letter was approved

(ii)  E-commerce operation – accounting for corporate interests at cost

On June 4, 2014, the Company’s and Via Varejo’s Board of Directors approved the e-commerce business combination project developed by Nova Pontocom, to be combined with the e-commerce business of the controlling shareholder Casino, through Cdiscount S.A. and its affiliates (Cdiscount).

The Special Committees created for such purpose presented a recommendation favorable to the implementation of the transaction considering the following elements: (a) the business interests of the companies in the e-commerce activity will be preserved; and (b) the potential for creation of value for the companies and their shareholders through the integration of the e-commerce activities currently performed by Nova Pontocom and Cdiscount in a new company called Cnova N.V. (“Cnova”), created according to the laws of the Netherlands.

Based on the opinions issued by financial advisors, the exchange ratio proposed for the contribution of the e-commerce business of Nova Pontocom and Cdiscount in Cnova was 53.5% (Company and Via Varejo) and 46.5% (Cdiscount).

Hence, July 24, 2014, the corporate reorganization was concluded at the level of Cnova in the Netherlands, whereby subsidiary Nova Pontocom delivered 46.5% of the shareholders’ equity of the operating assets of Cnova Comércio Eletrônico, in exchange for 53.5% interest in Cdiscount Group companies.

The operating entities with important transactions that the Company started to consolidate as a result of such transaction were:

•         Cdiscount S.A.S;

•         Financiere MSR;

•         E-trend;

•         Cdiscount Colombia;

•         Cdiscount Thailand;

•         Cdiscount Afrique;

•         Cdiscount Voyages;

The exchange of interests continued to be recorded based on historical cost, since Management understands that such transaction is not included in the scope of CPC15/IFRS 3 (R) – Business Combination, because it involves entities under common control. The date of the first consolidation of the entities whose control was obtained by the Company is July 31, 2014.

The effects recorded in net equity of the controlling shareholder on July 31, 2014 as a result of the transaction are as follows (in millions of Brazilian reais):

07.31.2014

Delivered investment amount in Cnova	(23)
Received investment amount	16
Amount of effect on Nova Pontocom’s shareholders’ equity	(7)
Amount of effect on Parent’s shareholders’ equity	(5)

(iii)  Public offer of e-commerce shares

In November and December 2014, Cnova N.V., headquartered in the Netherlands, concluded the initial offer of shares (IPO) and supplementary offer of shares, so that the Company’s interest in Cnova N.V. was directly and indirectly reduced from 38.22% to 35.73%. The proceeds from the sale of interest were accounted for as shareholders’ equity, since it refers to a transaction with noncontrolling shareholders, les the effects of income tax, transaction costs and other effects. The net effect on shareholders’ equity arising from such transaction was R$ 411 million, of which R$ 132 million in the controlling shareholder and R$ 279 million in noncontrolling shareholders, the Company having issued 29,182,894 new shares. Despite the Company holding direct and indirect interest of 35.73% in Cnova N.V., the control over such subsidiary is exercised through subsidiary Nova Pontocom which holds 49.96% interest plus 50% of the voting capital of Cnova N.V.

(iv)  Corporate reorganization and Nova Pontocom debt

Subsidiary Nova Pontocom, a holding that held 100% of the shares of Marneylectro S.A.R.L., an indirect controlling shareholder of Cnova N.V., paid part of its debt against CBD and Via Varejo upon delivery of shares of its investee Marneylectro S.A.R.L. at market value. Since this transaction was conducted among entities under common control, all related effects were directly recorded in shareholders’ equity on December 31, 2014, of which R$ 53 million in the controlling shareholder and R$ 14 million in noncontrolling shareholders.

(v)  Corporate reorganization of C-Asia

On November 17, 2014, Casino transferred 30% of its indirect interest in C-Distribution Asia Pte. Ltd (“C-Asia”), which controls subsidiaries of Cnova operating in Thailand and Vietnam, for R$ 52 million. Such transaction resulted in the fact that Cnova N.V obtained indirect control upon 60% interest in C-Asia.

Since this transaction was conducted among entities under common control, Cnova applied the accounting for equity interest at cost. Therefore, no gain was recognized in relation to the 30% previously held and the difference between the consideration paid and the net accounting assets of the 30% transferred was recorded in shareholders’ equity of the controlling and noncontrolling shareholders, in the amounts of R$ 43 million and R$ 6 million, respectively.

Cash and cash equivalents on the acquisition date totaled R$ 18.

(vi)       Sale of subsidiary– Casas Bahia Contact Center Ltda.- “CBCC”

On December 30, 2014, subsidiary Via Varejo sold all interest in the share capital of CBCC to Atento Brasil S.A.. After satisfaction of all conditions precedent contained in the purchase and sale agreement, Via Varejo received the amount of R$ 20 million and obtained a gain of R$ 16 million which was recognized in the income statement for the year in line item other operating income and expenses. Therefore, the asset and liability balances of CBCC were eliminated in the preparation of the statement of cash flows.

(vii)      Acquisition of Bartira

On October 31, 2013, Via Varejo and Casa Bahia Comercial Ltda. (“CB”) were partners in Bartira, holding an ownership interest of 25% and 75%, respectively. Since the association between the Company and CB (November 1, 2010), the Company had a put option of the remaining 75%, exercisable between three and six years from the association.

This put option was calculated based on the Black & Scholes model, using the volatility of 28% and free risk rate of 5.8% p.a., resulting in a fair value on the exercise date of R$314 million (R$307 million as at December 31, 2012). Through the exercise date, this option was recorded as a financial instrument in the consolidated financial statements.

On October 31, 2013, the Company’s Shareholders’ Meeting approved the exercise of the put option of the remaining ownership interest in Bartira (“Put Option”) by Via Varejo, followed by the submission of the exercise notice to CB on November 1, 2013. The Bartira’s capital shares were transferred on December 2, 2013. The exercise price of the put option, on November 1, 2013, was R$212 million. After the transaction, Via Varejo is the holder of Bartira’s total capital.

As from the exercise notice submitted to CB, Via Varejo was the holder of the rights in relation to Bartira, and the business combination date is November 1, 2013.

Immediately before this date, Via Varejo held an ownership interest of 25% in Bartira. The fair value of the ownership interest was measured at its fair value on the acquisition date; according to IFRS 3 (R), CPC 15 (R1), the fair value of the ownership interest was measured based on the discounted cash flow method, totaling R$176 million. The fair value of the remeasurement of the previously held investment compared to the carrying amount of the investment resulted in a gain of R$71 million, recorded, in 2013, in line item “Other expenses and operational revenues”.

Accordingly, the portion transferred to the business combination is determined by the (i) the exercise price of the put option in the amount of R$ 212 million; (ii) the fair value of the put option held by the Company immediately before the business combination in the amount of R$ 314 million; and (iii) the remeasurement at fair value of the previously held investment in the amount of R$ 176 million.

The main intangible assets identified in Bartira’s business combination refer to:

                         i.     Brands - R$ 46 million – Refers to the “BARTIRA” brand, which was calculated based on the royalties method, whose useful life period is undetermined.

                        ii.     Contractual relationship (rental under favorable conditions) - R$ 36 million – refers to the favorable conditions compared to the market in the rental of the property used as the Bartira’s plant. This asset will be amortized over the remaining period of the agreement of seven years.

The goodwill calculated in the acquisition of Bartira’s shareholding control is supported by the strategy of ensuring the continued supply of an important supplier. In addition, the acquisition also qualified Via Varejo to (i) vertically participate in the retail furniture operation; (ii) benefit from Bartira’s low cost structure considered as one of the largest plants in Latin America in terms of production volume; and (iii) maintain the operating efficiencies and synergies (including logistics, sales and administrative costs) developed through the historical development between the Company and Bartira. The combined effects of this transaction increase the Company’s margin in the products sold at Via Varejo’s stores.

Finally, it would be difficult to find in the local market another supplier to replace Bartira, which would adversely impact the furniture line currently operated by Via Varejo.

For purposes of the consolidated statement of cash flows, the amount paid must be discounted from the net acquired cash. Accordingly, the amount will amount to R$ 212 million, less 75% of Bartira’s cash equivalents, totaling R$ 211 million. The total generated in the acquisition was fully allocated to the electronic sector.

Subsequent measurement – final allocation of the purchase price

The acquisition of Bartira’s shareholding control was recorded according to the acquisition method, according to CPC 15 (IFRS 3R). As set forth in such pronouncement, the Company concluded the data collection and evaluation of the fair value of the net assets in 2014, and the adjustments performed in the final allocation amounted to R$ 23 million and, therefore, impacted the goodwill generated in the acquisition. The adjustments refer mainly to the evaluation of the income tax and inventories on the acquisition date.

Bartira’s sales results will be eliminated against the cost of products sold, as the sales are 100% performed with Via Varejo. The consolidated remaining effects are immaterial.

As stated in the Material Fact disclosed by the Company in February 18, the Company received an assessment challenging certain accounting records relating to the corporate operations carried out by its subsidiary Via Varejo S.A. in 2013.

CVM challenged, among other issues, the accounting method adopted in the acquisition by Via Varejo S.A. of 75% of Bartira’s capital.

The Company, together with Via Varejo S.A., is analyzing the terms of the decision issued by CVM technical area and evaluating the measures to be eventually adopted.

In addition, according to the Material Fact disclosed in March 7, the Company informed that the suspensive effect request in its appeal to the decision was accepted.

(viii)     Merger of subsidiary Sé

The Extraordinary Shareholders’ Meeting (“AGE”), held on December 22, 2015, approved the merger of subsidiary Sé Supermercados Ltda. (“Sé”) into the Company, in order to unify the activities and management. This unification will result in the obtaining of administrative, economic and financial benefits.

The effects in the parent’s balance sheet as at December 31, 2015 as a result of the merger of subsidiary Sé are summarized below. As it refers to the merger of a wholly-owned subsidiary, the consolidated financial statements and the income statement of the individual financial statements have not been impacted (in million of reais):

Assets	12.31.2015

Cash and cash equivalents	100
Other accounts receivable	56
Inventories	59
Recoverable taxes	14
Total do current assets	229

Other accounts receivable	4
Recoverable taxes	3
Related parties	2,707
Fixed assets	228
Intangible assets	2
Total non-current assets	2,944

Total assets	3,173

Liabilities

Loans and financing	1
Related parties	390
Other accounts payable	45
Total current liabilities	436

Loans and financing	21
Other accounts payable	6
Total non-current liabilities	27

Total liabilities	463

Net assets merged	2,710

(ix)       Merger of subsidiary Nova Holding

The AGE, held on December 22, 2015, approved the merger of subsidiary Nova Holding into the Company, in order to unify the activities and management. The purpose of Nova Holding was to act as the holding of the Group’s e-commerce business. This unification will result in the obtaining of equity and financial benefits and optimization of the Group’s corporate structure.

The effects in the parent’s balance sheet as at December 31, 2015 as a result of the merger are summarized below. The consolidated financial statements and the income statement of the individual financial statements have not been impacted (in million of reais):

Assets	12.31.2015

Other accounts receivable	3
Recoverable taxes	29
Total current assets	32

Other accounts receivable
Recoverable taxes	262
Related parties	2
Investment	(65)
Total non-current assets	199

Total assets	231

Liabilities

Related parties	226
Other accounts payable	5
Total current liabilities	231

Total liabilities	231

Net assets merged	-

(x)        Merger of other subsidiaries

The AGE held on December 29, 2014 approved the merger of the wholly-owned subsidiaries Vedra Empreendimento e Participações S.A., ECQD Participações Ltda., APE SPE 06 – Planejamento e Desenvolvimento de Empreendimentos Imobiliários Ltda., GPA 5 Empreendimentos e Participações S.A., GPA 4 Empreendimentos e Participações S.A., Monte Tardeli Empreendimentos e Participações S.A., P.A. Publicidade Ltda., Vancouver Empreendimentos e Participações Ltda. and Duque Conveniências Ltda. into the Company, in order to unify the activities and management. This unification will result in the obtaining of administrative, economic and financial benefits.

The effects in the parent’s balance sheet as at December 31, 2014 as a result of the merger of the abovementioned subsidiaries are summarized below. As it refers to the merger of a wholly-owned subsidiary, the consolidated financial statements and the income statement of the individual financial statements have not been impacted (in million of reais):

Assets	12.31.2014

Cash and cash equivalents	1
Other accounts receivable	2
Recoverable taxes	1
Total current assets	4

Other accounts receivable	54
Deferred income tax and social contribution	3
Related parties	38
Investment	12
Intangible assets	39
Total non-current assets	146

Total assets	150

Liabilities

Related parties	24
Other accounts payable	3
Total current liabilities	27

Other accounts payable	1
Total non-current liabilities	1

Total liabilities	28

Net assets merged	122

(c)         unusual events or operations

The Company uses untimely tax credits whenever these credits can be recognized, based on legal evidences, documents and facts, including the estimated performance, recorded as a reduction to line item “Cost of products and services” in the profit or loss for the year.

In 2014, the ICMS credits, in the amount of R$ 302, were not used by the associated companies, whose elements that support the respective accounting and use were obtained in the fourth quarter of 2014.

As disclosed by the Company and Cnova NV on December 18, 2015, CNova’s Board of Directors engaged outside legal advisors and accountants to review the matters associated with the improper actions undertaken by the associates in the management of inventories. The matters identified refer mainly to the treatment of products returned and damaged in the distribution centers of its Brazilian subsidiary, Cnova Comércio Eletrônico S.A. (Cnova Brazil). The investigation will also analyze the potential accounting impacts and the effects in the financial statements relating to the actions being analyzed.

Concurrently, the Company’s Board of Directors authorized on the same date its Audit Committee to oversight and support the Cnova’s Board of Directors and Audit Committee, if applicable, in the investigation under discussion.

As informed by CNova and disclosed in the Notice to the Market by the Company on January 12, 2016:

a)     The investigations carried out through the date of the notice to the market indicated the Cnova’s potential overstatement of the net sales in the accumulated amount of approximately R$ 110 million (approximately € 30 million) as at December 31, 2015 (preliminary adjustment in the 4Q15).

b)    The conclusion of the comprehensive inventory as at December 31, 2015 in the seven distribution centers in Brazil was supported by outside advisors. The findings indicate that no significant adjustment is necessary based on the inventory count. However, these findings indicate the necessary derecognition of the value of damaged/returned items, accounting for approximately 10% of the total inventories. In addition, a material difference in the accounts receivable relating to the damaged/returned items was identified. The combined effects, based on preliminary estimates, would result in non-cash provisions between R$ 110 million and R$ 130 million (approximately € 30 million and € 35 million), reflecting the reduction of Cnova’s EBIT.

c)     Accounts payable in Cnova Brasil. CNova identified additional balances of accounts payable from suppliers and service providers in the amount of approximately R$ 70 million (approximately € 20 million). The accounting of the respective provision is also estimated, which would reduce Cnova’s EBIT.

d)    Benchmark of the evaluation method of Inventories. As a result of the benchmark of the evaluation method of inventories of e-commerce companies, the costs incurred with the receipt and storage in the distribution centers will no longer be included in the value of inventories as a retail sector practice and will be directly discounted from profit or loss, according to the e-commerce practices. The cumulative non-recurring effect is € 10 million. *** CNova emphasizes that the adjustment effects referred to above in 2015 and in eventually previous periods (annual consolidated financial statements and quarterly financial information) are being analyzed.

10.4 – Significant changes in accounting practices – reservations and emphasis of the Auditor´s report

(a)         significant changes in accounting practices

The Company prepared its financial statements according to the pronouncements issued by the Accounting Pronouncements Committee (CPC) and IFRS (International Financial Reporting Standards), and the first financial statements that complied with such rules were those for the year ended December 31, 2010.

There were no significant changes in the accounting practices adopted by the Company in the year ended on December 31, 2015. In 2014, the changes in accounting practices are described below.

(b)         significant effects of changes in the accounting practices

In 2014, revenues and costs incurred with rental of commercial galleries, which were previously recorded as recovery of the selling expenses, were reclassified to “net operating revenue” and “cost of products”, respectively, due to the increase of its market share in the retail (Multivarejo) sector, taking into consideration the expected launching of new “Conviva” projects and increase in future operations, which activities are better described in the Company’s financial statements. According to the management’s opinion, the best option is to proceed with current classification for comparison purposes and in order to obtain a final classification of these revenues and costs.

(c)         caveats and emphases present in the auditor's report:

There were no exceptions in the opinion issued by the Company’s independent auditors with respect to the Company’s financial statements for the years ended December 31, 2015, 2014 and 2013.

10.5 – Critical accounting policies

Judgements, estimates and assumptions

The preparation of the Company’s individual and consolidated financial statements requires management to make judgements and estimates and adopt assumptions that would impact the revenues, expenses, assets and liabilities, and the recording of contingent liabilities in the end of the year; however, the uncertainties relating to these assumptions and estimates may generate results that would require significant adjustments to the carrying amount of assets or liabilities in future years. In the process of application of the Company’s accounting policies, management adopted the following judgements, which had more significant effects in the individual and consolidated financial statements:

a)      Financial lease commitments – the Company as lessor

The Company and its subsidiaries entered into rental agreements involving commercial properties in its leased property portfolio and based on the evaluation of the terms and conditions set forth in the agreements, which provide for all significant risks and rewards in connection with the ownership of these properties, which agreements were recorded as financial lease.

b)      Impairment

According to the method disclosed in Note 4.9 of the financial statements for the year ended 2015, the Company tested the assets for impairment and, in the year ended December 31, 2015, based on the tests performed, no provision was recorded.

The procedure for verification of non-performance comprised the grouping of operating assets and intangible assets (such as goodwill) directly attributable to the Cash Generating Unit - UGC (stores). The test steps were as follows:

•         Step 1: the carrying value of the UGCs was compared to the sales multiple (30% to 35%), representing the transactions carried out by the retail companies. In relation to the UGCs with multiple value lower than the carrying amount, a more detailed method is described in Step 3;

•         Step 2: for purposes of selection of the UGCs located in own properties (own stores), the Company obtained an appraisal report prepared by independent specialists and, in the event of impairment, the Company carried out the same procedures adopted for the third-party UGCs, as described in Step 3; and

•         Step 3: preparation of the UGC's discounted cash flow, based on the increase in sales between 6.7% and 8% (5.9% and 7.5% as at December 31, 2014) for the next five years. The discount rate used was 12.5% (11.37% as at December 31, 2014).

For purposes of impairment test, the preminum from business combinations and licenses with undetermined lives was allocated to the cash generating units, which are also the operating segments that disclose information, such as Retail, Electric, Self-service Wholesale and e-Commerce.

The recoverable value of the segments is determined by the calculation based on the use according to the cash projections arising from the financial budgets approved by the senior management for the next three years. The discount rate before income taxes levied on the cash flow projections is 12.5% (11.37% as at December 31, 2014), and the cash flows exceeding the three-year period are extrapolated using the growth rate of 6.2% for retail and electronic sector, and 8% for retail sector (6.7% as at December 31, 2014). As a result of such analysis, no provision for impairment of these assets has been recorded.

The retail self-service brand refers to “ASSAÍ”, and the electronic brands refer to “PONTO FRIO” and “CASAS BAHIA”. These brands were recorded by virtue of the business combinations carried out with companies owning such brands.

The value was tested for impairment of assets based on the Income Approach – Relief from Royalty, which comprises the determination of the value of the asset stated at present value of future benefits. Due to the undetermined useful life of the brand, the Company considered in the preparation of the discounted cash flow an increase of 6.6% (6.7% as at December 31, 2014). The royalty rate used was 0.4% for the “ASSAÍ” brand, 0.7% for the “PONTO FRIO” brand and 0.9% for the “CASAS BAHIA” brand.

c)      Income tax

       By virtue of the nature and complexity of the Group’s businesses, the differences between the effective results and the adopted assumptions or future changes in these assumptions could result in future adjustments to tax revenues and expenses already recorded. The Company and its subsidiaries record the provisions based on the reasonable estimates in relation to the taxes payable. The value of these provisions is based on several factors, such as the previous inspections and different interpretations of tax regulation by the taxpayer and proper tax authority. These interpretation differences may refer to several matters, depending on the conditions in effect in the domicile location of the respective entity.

Deferred income tax and social contribution assets on unused tax losses and temporary differences are recognized to the extent that it is probable that the taxable income will be recorded, against to which the tax credits are offset. The definition of the value of deferred income tax and social contribution assets that may be recorded depends on a significant judgment level by management, based on the estimates of net profit and future taxable income, according to the strategic planning approved by the Board of Directors.

The tax losses of the Company and its subsidiaries recorded tax benefits in the amount of R$328 (R$354 as at December 31, 2014) as at December 31, 2015. In relation to those cases in which the performance cannot be explained, the potential deferred income tax and social contribution credits are offset or recorded and, as at December 31, 2015, the provision for non-performance was recorded in the amount of R$261. These losses are not subject to prescription, however the respective use, as set forth in applicable law, is limited to 30% of taxable income for each year for the Brazilian legal entities, and refer to the subsidiaries that offer the tax planning opportunities for using these balances. Note 20 to the financial statements for the year ended 2015 provides further tax information.

d)      Derivatives fair value and other financial instruments

       If not obtained in the active markets, the fair value of financial assets and financial liabilities recorded in the financial statements is obtained based on the hierarchy set forth in technical pronouncement CPC 38 (IAS 39), which established certain evaluation techniques, including the discounted cash flow model. The information about these models is obtained, whenever possible, from observable markets, or according to comparable information, operations and transactions available in the market. The judgments include an evaluation of the information, such as liquidity risk, credit risk and volatility. Eventual changes in the assumptions relating to these factors may impact the fair value of the financial instruments.

The fair value of the financial instruments actively traded in the organized markets is determined based on the market quotations and balance sheet dates. In relation to the financial instruments not traded actively, the fair value is based on evaluation techniques established by the Company and compatible with usual market practices. These techniques include the use of recent market operations between independent parties, benchmarking of fair value of similar financial instruments, analysis of discounted cash flow and other evaluation models.

e)      Share-based payments

The Company measures the transaction costs of the employees eligible to the share-based compensation based on the fair value of the equity instruments on the Granting Date. The estimated fair value of the share-based payment operations requires the definition of the most adequate evaluation model, according to the terms and conditions of the grant. This estimate also requires a definition of the most adequate information for the evaluation method, including the expected useful life of the stock option, volatility and return of dividends, as well as preparation of corresponding assumptions. The assumptions and models adopted in the estimative of fair value relating to the share-payment payment operations are described in Note 25.5 to the financial statements for the year ended 2015.

f)       Provision for lawsuits

The Company and its subsidiaries are parties to several administrative proceedings and lawsuits (Note 22 to the financial statements for the year ended 2015), and the provisions for lawsuits are recorded for all lawsuits whose likelihood of loss is probable, as reasonably estimated. The likelihood of loss includes the evaluation of the available evidences, hierarchy of laws, available case rulings, most recent decisions issued by the courts and legal relevance, historical events and amounts involved, and opinion of outside legal counsel.

g)      Estimated losses from allowance for doubtful accounts

Subsidiary Via Varejo has balances receivables from sales through booklets, whose portfolio loss is estimated based on the expected percentage, which is obtained according to the portfolio performance over the last months and adjusted at each balance sheet date.

h)      Recoverable Taxes

The Company and its subsidiaries have recoverable taxes mainly related to ICMS, ICMS of Tax Replacement – ST, PIS and Cofins. The performance of these taxes is carried out based on the growth projections, operating issues and debt generation for consumption of these credits by the companies of the Group. See Note 11 to the financial statements for the year ended 2015 for further information about the credits and respective offset.

i)        Inventories

The inventories are stated at the lower of acquisition cost and realization value, stated at weighted average cost. The net realization value is calculated at the average sales price, less: (i) taxes levied on sales; (ii) personnel expenses directly related to sales; (iii) cost of products; and (iv) other necessary costs to put the products in sales condition, except for the e-commerce business, which does not allocate the costs to inventories, whose application is different. The inventories are tested for impairment based on the estimated loss from robbery, theft, slow moving of inventories and estimated loss for products to be sold with negative gross margin, including showcase products.

10.6 - Significant items not evidenced in the financial statements

(a)        the assets and liabilities held by the Company, directly or indirectly, which were not disclosed on its Balance Sheet (off-balance sheet items)

(i)            operating lease, assets and liabilities;

             Operating lease

 (A) Non-cancelable minimum payments

	Consolidated
	12.31.2015	12.31.2014

Less than 1 year	51	18
From 1 to 5 years	203	69
Over 5 years	345	49
Total	599	136

Refers to non-cancelable real estate property lease agreements until their respective expiration dates. The operating lease agreements range from 3 to 20 years and the non-cancelable agreements are shown in the table above. There are other operating lease agreements that in the Management’s evaluation are considered as cancelable, whose expense is recorded by the time limit. The annual amount of the expense under the heading "non-contingent payments" with operating lease agreements is shown under item (iii) below.

 (B)   Minimum payments on termination of lease agreements

The Company evaluated and concluded that the real estate property lease agreements are cancelable throughout their effectiveness, and upon cancellation of the agreement, minimum termination payments owed and payable, which can range from 1 to 12 months of the monthly rent or a fixed percentage over the contractual balance.

	Parent		Consolidated
	12.31.2015	12.31.2014	12.31.2015	12.31.2014
Minimum rent payments:
Minimum payments on termination	245	235	746	769

Total	245	235	746	769

 (C) Contingent payments

The Management considers the payment of additional rents as contingent payments, which range from 0.1% and 4.5% of the sales.

	Parent		Consolidated
	12.31.2015	12.31.2014	12.31.2015	12.31.2014
Expenses (revenues) for the year
Contingent payments	352	348	608	628
Non-contingent payments	137	148	997	916
Sub-leases (*)	(147)	(131)	(215)	(168)

 (*)   Refers mainly to rent agreements to receive from commercial galleries.

Financial lease

The financial lease agreements totaled R$264 on December 31, 2015 (R$263 on December 31, 2014), according to the table below:

	Parent		Consolidated
	12.31.2015	12.31.2014	12.31.2015	12.31.2014

Liabilities from financial lease - minimum rent payments:
Up to 1 year	30	25	44	34
From 1 to 5 years	91	87	157	133
Over 5 years	26	44	63	96
Present value of financial and capital lease agreements	147	156	264	263

Future financing charges	179	15	238	60
Gross value of financial and capital lease agreements	326	171	502	323

 (ii) written-off receivables portfolio over which the entity maintains risks and responsibilities, indicating respective liabilities

The Company’s Officers explain that there are not any receivables portfolio written-off over which the entity maintains risks and responsibilities that were not disclosed on the balance sheets of the Company of December 31, 2015 or of December 31, 2014.

 (iii) future purchase and sale agreements for products or services

The Company’s Officers Company explain that there are not any contracts for future purchase and sale of goods and services, which have not been disclosed on the balance sheets of the Company of December 31, 2015 or December 31, 2014.

 (iv) uncompleted construction agreement

The Company’s Officers explain that there is not any uncompleted construction that were not disclosed on the balance sheets of the Company of December 31, 2015 or of December 31, 2014.

 (v) future financing agreements.

The Company’s Officers explain that there are no agreements for future receipt from financings that were not disclosed on the balance sheets of the Company of December 31, 2015 or December 31, 2014.

(b)        Other non-disclosed items on the financial statements:

No items have been disclosed on the financial statements, other than those already mentioned in item 10.8(a) above.

10.7 - Comments on items not evidenced in the financial statements

(a)         how such items change or may change the revenues, expenses, operational results, financial expenses or other items of the Company’s financial statements

According to the prevailing accounting rules, the Company discloses in its financial statements all the relevant transactions to which it is a party, or retains any risk because of equity interest or contract. There are not any transactions or operations, which have not been disclosed in the financial statements that could significantly affect the Company.

(b)         nature and the purpose of the transaction

Not applicable

(c)         Nature and amount of the obligations assumed and of the rights generated on behalf of the Company as a result of the transaction

Not applicable

10.8 - Business Plan

(a)         investments

 (i) quantitative and qualitative description of the investments in progress and expected investments

On March 28, 2016, our management submitted our shareholders a proposal for Investment Plan for Multivarejo, GPA Malls and Assaí for the year of 2016, in the amount of up to R$ 927,378,997.45, with the scope to (i) open stores, purchase plots of land, and conversion of stores; (ii) remodeling of stores; and (iii) infrastructure in IT, logistics and others. Such proposal will be submitted to the shareholders at the Extraordinary and Annual Shareholders’ Meeting to be held on April 27, 2016. Such amount does not cover the Investment Plan for Via Varejo and Cnova.

 (ii) source of financing of the investments

We raised funds for our operations and investments, especially through our operating cash flow, Expansion Reserve, capital budget, bank loans, securitization of receivables, financing from BNDES, in addition to raising funds in the capital Market through the issuance of debentures

 (iii) relevant divestments in progress and provided divestments

There are no events to disclose.

(b)   provided it has already been disclosed, indicate the acquisition of plant, equipment, patents or other assets that should substantially influence the issuer's productive capacity

There are no events to disclose.

(c)   new products and services, indicating: (i) description of the researches in progress already disclosed; (ii) total amounts disbursed in researches for development of new products or services; (iii) projects under development already disclosed; (iv) total amounts disbursed in the development of new products or services

Not applicable.

10.9 - Other factors with significant influence

The company is not aware about other factors that materially affected the operating performance and have not been identified or commented in the other items of this Section 10.

Management Proposal - Election of the members of the Board of Directors

(ARTICLE 10 OF ICVM 481/2009)

The management of Companhia Brasileira de Distribuição (“Company”) hereby submits to the analysis of the shareholders at the Extraordinary and Annual Shareholders’ Meeting to be held on April 27, 2016, at 10:00 a.m., at the Company’s head office, at Avenida Brigadeiro Luís Antonio, 3142, in the city of São Paulo, State of São Paulo, the proposal for election of the members of the Board of Directors, for a two-year term.

The proposal provides for the election of two new members, Mr. Ronaldo Iabrudi dos Santos Pereira and Mr. Carlos Mario Diez Gómez, to replace two members of previous mandate.

As set forth in article 10 of CVM Instruction 481/2009, the management attaches to this proposal the information referred to in items 12.5 to 12.10 of the Company’s Reference Form to ocupy the position as Members of the Board of Directors (Exhibit I).

Finally, the management informs that, according to the public information, it is not possible for the shareholders to request the adoption of multiple vote process as the Company’s majority shareholder holds 99.94% of the common shares issued by the Company.

São Paulo, March 28, 2016.

THE MANAGEMENT

Exhibit I – Article 10 of the ICVM 481/2009

Information on persons appointed to take the position of members of the Board of Directors

Items 12.5 to 12.10 of the Company’s Reference Form

12.5 – Information of the managers and members of the fiscal council

(a) Name	Jean-Charles Henri Naouri
(b) Birth date	03/08/1949
(c) Occupation	Business administrator
(d) CPF or Passport Number	French Passport No. 06AZ68039
(e) Elective Position Taken	Chairman of the Board of Directors
(f) Election Date	04/27/2016
(g) Investiture Date	04/27/2016
(h) Mandate Term	2 years
(i) Other Positions or Duties Exercised in the Company	Only the Board of Directors
(j) Appointment if he/she was elected by controlling shareholder or not	Yes
(j) Independent member	No
(l) Number of consecutive mandates	6
(m) Information on main professional background for the past 5 years

He is a member of the Company’s Board of Directors since 2005. He is also Chief Executive Officer and Chairman of Casino Group, chief executive officer of its controller, Euris S.A.S., and chairman of Cnova’s Board of Directors. He also holds the following positions: chairman of Rallye S.A.’s Board of Directors, member of F. Marc de Lacharrière FIMALAC S.A.’s Board of Directors, vice-chief executive officer of Casino Group Corporate Foundation and chief executive officer of Euris Foundation. In June, 2013, Mr. Naouri was appointed by the French Ministry of Foreign Relations to be a special representative for the economic relations with Brazil. In the last 5 years, he was chairman and chief executive officer (until 2013) and member of the Fiscal Council (until 2013) of Monoprix S.A., chief executive officer of Rallye S.A. (until 2013), chief executive officer of Finatis S.A. (until 2010), and member of the Board of Directors and the Audit Committee of Natixis S.A. (until 2010). From 1982 until 1986, Mr. Naouri was chief of staff of the Social and Solidarity Ministry of France and the Revenue, Finance and Economic Ministry of France. Mr. Naouri is a Finance Inspector for the French Government. Mr. Naouri graduated from Ecole Normale Supérieur and Ecole Nationale d’Administration and has a Ph.D. in Mathematics and attended the University of Harvard.

(n) Description of any of the following events that may have occurred in the last 5 years: (i) criminal conviction; (ii) penalty under an administrative proceeding of CVM; and (iii) judgment final and unappealable that has suspended or disqualified for the exercise of any commercial or professional activity

Not applicable

(a) Name	Arnaud Daniel Charles Walter Joachim Strasser
(b) Birth date	07/06/1969
(c) Occupation	Business administrator
(d) CPF or Passport Number	234.109.258-64
(e) Elective Position Taken	Vice-chairman of the Company’s Board of Directors since 2012 and as member of the Board of Directors since 2010
(f) Election Date	04/27/2016
(g) Investiture Date	04/27/2016
(h) Mandate Term	2 years
(i) Other Positions or Duties Exercised in the Company

Member of the Board of Directors; Member of the Financial Committee; Member of the Corporate Governance Committee; Member of the Compensation and Human Resources Committee and Member of the Stock Option Plan Management Committee.

(j) Appointment if he/she was elected by controlling shareholder or not	Yes
(j) Independent member	No
(l) Number of consecutive mandates	4
(m) Information on main professional background for the past 5 years

Mr. Strasser is the Chairman of the Company’s Compensation and Human Resources Committee. He is also a member of the Board of Directors of the following companies of Casino Group: (i) Cnova since 2014; (ii) Éxito since 2010; and (iii) Via Varejo since 2012 (in which he is vice-chairman since 2013). Until 2014, Mr. Strasser also worked as a member of the Board of Directors of Big C Supercenter plc., also a subsidiary of Casino Group. He has been working for Casino Group since 2007, where he currently Works as officer for corporate development and interest in shareholding equity.

(n) Description of any of the following events that may have occurred in the last 5 years: (i) criminal conviction; (ii) penalty under an administrative proceeding of CVM; and (iii) judgment final and unappealable that has suspended or disqualified for the exercise of any commercial or professional activity

Not applicable

(a) Name	Yves Desjacques
(b) Birth date	12/23/1967
(c) Occupation	Human Resources Officer
(d) CPF or Passport Number	09AH700733
(e) Elective Position Taken	Member of the Board of Directors
(f) Election Date	04/27/2016
(g) Investiture Date	04/27/2016
(h) Mandate Term	2 years
(i) Other Positions or Duties Exercised in the Company	Member of the Compensation and Human Resources Committee
(j) Appointment if he/she was elected by controlling shareholder or not	Yes
(j) Independent member	No
(l) Number of consecutive mandates	6
(m) Information on main professional background for the past 5 years

Mr. Desjacques is a member of the Company’s Board of Directors since 2014. He is also a member of the Board of Directors of Êxito, CNova N.V. and Mercialys S.A., a French real estate affiliated company of Casino Group since 2007. From 2001 to 2007, he worked as Co-head of human resources and as a member of the executive committee of Védior France. From 1994 to 1997, Mr. Desjacques held several positions at Generali Assurances, including human resources manager from 1997 to 1997, co-head of human resources for shared corporate functions from 1998 to 2001. From 1992 to 1994, he was the officer for human resources of Commercial Union Assurances. Since 2007, Mr. Dejacques is the chief executive officer of the French Association for Equality of Opportunities in Education.

(n) Description of any of the following events that may have occurred in the last 5 years: (i) criminal conviction; (ii) penalty under an administrative proceeding of CVM; and (iii) judgment final and unappealable that has suspended or disqualified for the exercise of any commercial or professional activity

Not applicable

(a) Name	Eleazar de Carvalho Filho
(b) Birth date	07/26/1957
(c) Occupation	Economist
(d) CPF or Passport Number	382.478.107-78
(e) Elective Position Taken	Member of the Board of Directors
(f) Election Date	04/27/2016
(g) Investiture Date	04/27/2016
(h) Mandate Term	2 years
(i) Other Positions or Duties Exercised in the Company	Chairman of the Finance Committee; and member of the Audit Committee
(j) Appointment if he/she was elected by controlling shareholder or not	Yes
(j) Independent member

Yes, given that he is not bound by (i) the Company, its direct or indirect controller, subsidiaries or company under direct or indirect common control; (ii) manager of the Company, its direct or indirect controller or subsidiary; (iii) person authorized to operate in its market; and (iv) shareholder holding 10% or more of the Company’s voting capital.

(l) Number of consecutive mandates	3
(m) Information on main professional background for the past 5 years

Mr. Eleazar de Carvalho Filho is an independent member of the Company’s Board of Directors since 2012 and member of Cnova’s Board of Directors since October, 2014. Founding partner of Virtus BR Partners – independent financial consultancy company – and of Sinfonia Capital. Currently, Mr. Carvalho Filho is also a member of the Board of Directors of FMC Technologies, Inc. and Brookfield Renewable Energy Partners. Previously, he was Chief Executive Officer of Unibanco Banco de Investimentos, chief executive officer of BNDES and superintendent officer of Banco UBS – Brasil. Mr. Eleazar de Carvalho Filho was the Chairman of BHP Billiton Brasil and member of the Board of Directors of Petrobras, Centrais Elétricas Brasileiras, Vale, Tele Norte Leste Participações, Alpargatas, among others. He is also the chairman of the board of curators of Fundação Orquestra Sinfônica Brasileira.

(n) Description of any of the following events that may have occurred in the last 5 years: (i) criminal conviction; (ii) penalty under an administrative proceeding of CVM; and (iii) judgment final and unappealable that has suspended or disqualified for the exercise of any commercial or professional activity

Not applicable

(a) Name	Luiz Aranha Corrêa do Lago
(b) Birth date	11/27/1950
(c) Occupation	Economist
(d) CPF or Passport Number	375.703.317-53
(e) Elective Position Taken	Member of the Board of Directors
(f) Election Date	04/27/2016
(g) Investiture Date	04/27/2016
(h) Mandate Term	2 years
(i) Other Positions or Duties Exercised in the Company	Not applicable
(j) Appointment if he/she was elected by controlling shareholder or not	Yes
(j) Independent member

Yes, given that he is not bound by (i) the Company, its direct or indirect controller, subsidiaries or company under direct or indirect common control; (ii) manager of the Company, its direct or indirect controller or subsidiary; (iii) person authorized to operate in its market; and (iv) shareholder holding 10% or more of the Company’s voting capital.

(l) Number of consecutive mandates	2
(m) Information on main professional background for the past 5 years

Mr. Luiz Aranha Corrêa do Lago is an independent member of our board of directors since 2014. He is a professor of economic studies at Pontifical Catholic University of Rio de Janeiro since 1979, as an assistant professor from 1979 to 1995 and full professor since 1995. Mr. Lago is a consultant of Lorentzen Group and a member of the board of directors of Lorentzen Empreendimentos S.A., for which he was the chairman from 1988 to 2006. He was also the Capital Markets Officer of Brazil Central Bank from 1987 to 1988, technical officer of Primus Corretora de Valores e Câmbios S.A. from 1986 to 1987, economical consultant of National Association of Investment Banks (ANBID), head of International Economy and Monetary Studies Center from 1981 to 1986 and senior economist of Brazilian Economic Institute of Fundação Getúlio Vargas, from 1978 to 1986. Mr. Lago was a member of the board of directors of Aracruz Celulose S.A. from 1988 to 2008, of Veracel S.A. from 2006 to 2008, of Arapar S.A. from 1988 to 2009 and of Companhia de Navegação Norsul from 1988 to 2010. Mr. Lago has a degree in economic studies from Rio de Janeiro’s Federal University, with a Masters’ degree in economic studies from Duke University and Doctorate’s degree from Harvard University.

(n) Description of any of the following events that may have occurred in the last 5 years: (i) criminal conviction; (ii) penalty under an administrative proceeding of CVM; and (iii) judgment final and unappealable that has suspended or disqualified for the exercise of any commercial or professional activity

Not applicable

(a) Name	Luiz Augusto de Castro Neves
(b) Birth date	10/29/1943
(c) Occupation	Retired diplomat
(d) CPF or Passport Number	046.432.327-49
(e) Elective Position Taken	Member of the Board of Directors
(f) Election Date	04/27/2016
(g) Investiture Date	04/27/2016
(h) Mandate Term	2 years
(i) Other Positions or Duties Exercised in the Company	Chairman of the Committee for Sustainable Development and Member of the Corporate Governance Committee
(j) Appointment if he/she was elected by controlling shareholder or not	Yes
(j) Independent member

Yes, given that he is not bound by (i) the Company, its direct or indirect controller, subsidiaries or company under direct or indirect common control; (ii) manager of the Company, its direct or indirect controller or subsidiary; (iii) person authorized to operate in its market; and (iv) shareholder holding 10% or more of the Company’s voting capital.

(l) Number of consecutive mandates	3
(m) Information on main professional background for the past 5 years

Mr. Luiz Augusto de Castro Neves is an independent member of the Company’s Board of Directors since 2012. Currently, Mr. Castro Neves is a founding partner of CN Estudos e Projetos Ltda., Chairman of the Corporate Brazil-China Board, Vice-Chief Executive Officer of the International Relations Brazilian Center and member of the Technical Board of the National Trade Confederation.

(n) Description of any of the following events that may have occurred in the last 5 years: (i) criminal conviction; (ii) penalty under an administrative proceeding of CVM; and (iii) judgment final and unappealable that has suspended or disqualified for the exercise of any commercial or professional activity

Not applicable

(a) Name	Maria Helena dos Santos Fernandes Santana
(b) Birth date	06/23/1959
(c) Occupation	Economist
(d) CPF or Passport Number	036.221.618-50
(e) Elective Position Taken	Member of the Board of Directors
(f) Election Date	04/27/2016
(g) Investiture Date	04/27/2016
(h) Mandate Term	2 years
(i) Other Positions or Duties Exercised in the Company	Chairman of the Corporate Governance Committee.
(j) Appointment if he/she was elected by controlling shareholder or not	Yes
(j) Independent member

Yes, given that he is not bound by (i) the Company, its direct or indirect controller, subsidiaries or company under direct or indirect common control; (ii) manager of the Company, its direct or indirect controller or subsidiary; (iii) person authorized to operate in its market; and (iv) shareholder holding 10% or more of the Company’s voting capital.

(l) Number of consecutive mandates	3
(m) Information on main professional background for the past 5 years

Mrs. Santana is an independent member of the Company’s Board of Directors since 2013. She is also an independent director and coordinator of the audit committee of Itaú Unibanco Holding S.A. and curator of Fundação IFRS. She was an independent director of CPFL Energia S.A. Mrs. Santana was previously Chairman of the Brazilian Securities and Exchange Commission, or CVM, from July, 2007 to July 2012 and officer of CVM from July, 2006 to July, 2007. Mrs. Santana was chairman of the executive committee of the International Organization of Securities Commissions (IOSCO) from 2011 to 2012.

(n) Description of any of the following events that may have occurred in the last 5 years: (i) criminal conviction; (ii) penalty under an administrative proceeding of CVM; and (iii) judgment final and unappealable that has suspended or disqualified for the exercise of any commercial or professional activity

Not applicable

(a) Name	Carlos Mario Giraldo Moreno
(b) Birth date	04/25/1960
(c) Occupation	Lawyer
(d) CPF or Passport Number	PE079041
(e) Elective Position Taken	Member of the Board of Directors
(f) Election Date	04/27/2016
(g) Investiture Date	04/27/2016
(h) Mandate Term	2 years
(i) Other Positions or Duties Exercised in the Company	Member of the Compensation and Human Resources Committee and the Corporate Governance Committee
(j) Appointment if he/she was elected by controlling shareholder or not	Yes
(j) Independent member	No
(l) Number of consecutive mandates	1
(m) Information on main professional background for the past 5 years

Mr. Carlos is the Chief Executive Officer of Éxito Group since March, 2013, after holding the position of Chief Operational Officer for five years. Currently, he is member of Casino’s Executive Committee. In 2003, he was appointed as Chairman of the Board of the National Trade Association ANDI, main association of the private sector in Colombia. Currently, he is member of the board of the following entities: Solla, ISA and Copa Airlines Colombia.

(n) Description of any of the following events that may have occurred in the last 5 years: (i) criminal conviction; (ii) penalty under an administrative proceeding of CVM; and (iii) judgment final and unappealable that has suspended or disqualified for the exercise of any commercial or professional activity

Not applicable

(a) Name	Jose Gabriel Loaiza Herrera
(b) Birth date	19/03/1975
(c) Occupation	Business administrator
(d) CPF or Passport Number	PE079042
(e) Elective Position Taken	Member of the Board of Directors
(f) Election Date	04/27/2016
(g) Investiture Date	04/27/2016
(h) Mandate Term	2 years
(i) Other Positions or Duties Exercised in the Company	Member of the Compensation and Human Resources Committee
(j) Appointment if he/she was elected by controlling shareholder or not	Yes
(j) Independent member	No
(l) Number of consecutive mandates	1
(m) Information on main professional background for the past 5 years

Mr. José Gabriel is Co-Head of International Business. Mr. José Gabriel Works as Commercial Co-Head of Êxito Group since 2011, he started to work for the Company in 1996. Before taking his current position as Commercial Co-Head, he had worked as Financial Planning Officer from 2008 to 2009, and in 2010 he took the position of Entertainment Officer.

(n) Description of any of the following events that may have occurred in the last 5 years: (i) criminal conviction; (ii) penalty under an administrative proceeding of CVM; and (iii) judgment final and unappealable that has suspended or disqualified for the exercise of any commercial or professional activity

Not applicable

(a) Name	Ronaldo Iabrudi dos Santos Pereira
(b) Birth date	05/14/1955
(c) Occupation	Psychologist
(d) CPF or Passport Number	223.184.456-72
(e) Elective Position Taken	Member of the Board of Directors
(f) Election Date	04/27/2016
(g) Investiture Date	04/27/2016
(h) Mandate Term	2 years
(i) Other Positions or Duties Exercised in the Company	Chief Executive Officer and Member of the Stock Option Plan Management Committee
(j) Appointment if he/she was elected by controlling shareholder or not	Yes
(j) Independent member	No
(l) Number of consecutive mandates	0
(m) Information on main professional background for the past 5 years

Company’s Chief Executive Officer and Chairman of the Board of Directors of Via Varejo since 2014, where he was elected as member of the Board of Directors in 2013. Previously, he was the Chairman of Lupatech’s and Contax’s Board of Directors. He also worked as member of the board of officers of Oi / Telemar and Cemar. Iabrudi also worked as Magnesita’s CEO between 2007 and 2001. Between 1999 and 2006, he worked for Telemar Group, where he held various positions, including chairman and CEO of Telemar Operadora and chairman of Contax. From 1997 to 1999, he had worked as CEO of FCA "Ferrovia Centro-Atlântica". From 1984 to 1997, he had held the positions of Financial and Administrative Officer and General Manager of Human Resources of Group Gerdau. He holds a bachelor degree in psychology from PUC-MG, with masters’ degree in adult education and in change management by Paris’ Dauphine University.

(n) Description of any of the following events that may have occurred in the last 5 years: (i) criminal conviction; (ii) penalty under an administrative proceeding of CVM; and (iii) judgment final and unappealable that has suspended or disqualified for the exercise of any commercial or professional activity

Not applicable

(a) Name	Carlos Mario Diez Gómez
(b) Birth date	04/25/1960
(c) Occupation	Business administrator
(d) CPF or Passport Number	PE079041
(e) Elective Position Taken	Member of the Board of Directors
(f) Election Date	04/27/2016
(g) Investiture Date	04/27/2016
(h) Mandate Term	2 years
(i) Other Positions or Duties Exercised in the Company	No
(j) Appointment if he/she was elected by controlling shareholder or not	Yes
(j) Independent member	No
(l) Number of consecutive mandates	0
(m) Information on main professional background for the past 5 years

Mr. Carlos Mario Diez Gómez has been worked for Almacenes Éxito S.A. since 1992, holding positions such as store officer, food trade officer, integration manager Medellín-Bogotá-Êxito, supermarket management manager, commercial co-head, operations co-head and currently as retail business co-head. He is experienced in areas of management of distribution channels, productivity and strategy, leadership, mergers and acquisitions and marketing and mass consumption. Mr. Gómez holds a bachelor’s degree in business management from EAFIT University.

(n) Description of any of the following events that may have occurred in the last 5 years: (i) criminal conviction; (ii) penalty under an administrative proceeding of CVM; and (iii) judgment final and unappealable that has suspended or disqualified for the exercise of any commercial or professional activity

Not applicable

12.6 – Regarding all the persons that worked as a member of the Board of Directors or Fiscal Council in the last year, inform the percentage of attendance in the meetings held by the relevant body during the same period, which happened after the investiture

Members of the Board of Directors	Total of the meetings held by the relevant body since the member’s investiture	% of attendance of the member in the meetings held after the investiture
JEAN-CHARLES HENRI NAOURI	32	100%
ARNAUD STRASSER	32	100%
CARLOS MARIO GIRALDO MORENO	3	100%
ELEAZAR DE CARVALHO FILHO	32	100%
FILIPE DA SILVA NOGUEIRA	3	100%
JOSÉ GABRIEL LOAIZA HERRERA	3	100%
LUIZ ARANHA CORRÊA DO LAGO	29	100%
LUIZ AUGUSTO DE CASTRO NEVES	32	100%
MARIA HELENA DOS SANTOS FERNANDES SANTANA	32	100%
ROBERTO OLIVEIRA DE LIMA	32	94%
YVES DESJACQUES	29	91%

12.7 – Information regarding the members of committees

Not applicable due to the fact that there is no election of members for the committees of the Company at the moment. The current composition of the Company's committees, as described in the Reference Form, will remain the same until the next meeting of the Board of Directors in which any changes may be resolved.

12.8 - For each person who acted as a member of the committees during the last year, report the percentage of attendance at the meetings held by the respective bodies during the last year, which occurred after such members took office

Financial Committee

Members of the Financial Committee	Total meetings held by the respective body the member took office	% of attendance of the member in the meetings after taking office
ARNAUD STRASSER	15	73%
ELEAZAR DE CARVALHO FILHO	15	100%

HR and Compensation Committee

Members of the HR and Compensation Committee	Total meetings held by the respective body the member took office	% of attendance of the member in the meetings after taking office
ARNAUD STRASSER	19	100%
CARLOS MARIO GIRALDO MORENO	01	100%
JOSÉ GABRIEL LOAIZA HERRERA	01	100%
ROBERTO OLIVEIRA DE LIMA	19	84%
YVES DESJACQUES	19	88%

Audit Committee

Members of the Audit Committee	Total meetings held by the respective body the member took office	% of attendance of the member in the meetings after taking office
ELEAZAR DE CARVALHO FILHO	42	98%

Corporate Governance Committee

Members of the Corporate Governance Committee	Total meetings held by the respective body the member took office	% of attendance of the member in the meetings after taking office
ARNAUD STRASSER	14	93%
CARLOS MARIO GIRALDO MORENO	01	100%
LUIZ AUGUSTO DE CASTRO NEVES	14	100%
MARIA HELENA DOS SANTOS FERNANDES SANTANA	14	100%
ROBERTO OLIVEIRA DE LIMA	14	43%

Sustainable Development Committee

Members of the Sustainable Development Committee	Total meetings held by the respective body the member took office	% of attendance of the member in the meetings after taking office
LUIZ AUGUSTO DE CASTRO NEVES	11	100%
ROBERTO OLIVEIRA DE LIMA	11	55%

12.9 – Inform the existence of marital relationship, steady union, or relationship up to the second degree regarding administrators of the issuer, subsidiaries and controlling shareholders

There is no marital relationship, steady union, or relationship up to the second degree regarding managers of the issuer, subsidiaries and controlling shareholders.

12.10 - Relationships of subordination, provision of service or control between members of management and subsidiaries, controlling shareholders and others

Mr. Jean-Charles Henri Naouri is the Chairman of the Company’s Board of Directors and member of the Board of Directors of Wilkes Participações S.A., Company’s direct parent company. He is also Chairman of the Board of Directors and Chief Executive Officer of Casino Guichard Perrachon, Company’s indirect parent company.

Mr. Arnaud Strasser is the Vice-Chairman of the Company’s Board of Directors. He is also a member of the Board of Directors of Wilkes Participações S.A., Company’s direct parent company; he holds the position of Equity and Development Officer of Casino Guichard Perrachon and member of the Board of Directors of Almacenes Éxito S.A, both indirect parent companies of the Company; and he exercises the position of Vice-Chairman of the Board of Directors of Via Varejo S.A. and member of the Board of Directors of Cnova NV, both are Company’s subsidiaries.

Mr. Yves Desjacques is a member of the Company’s Board of Directors. He also holds the position of Human Resources Officer of Casino Guichard Perrachon and he is a member of the Board of Directors of Almacenes Éxito S.A., both are Company’s indirect parent companies.

Mr. Carlos Mario Giraldo Moreno is a member of the Company’s Board of Directors and a member of the Board of Directors of Wilkes Participações S.A., Company’s direct parent company. He also holds the position as Chief Executive Officer of Almacenes Éxito S.A., Company’s indirect parent company.

Mr. José Gabriel Loaiza Herrera is a member of the Company’s Board of Directors. He also holds the position of Commercial Vice-Chief Executive Officer of Almacenes Éxito S.A., Company’s indirect parent company.

Mr. Eleazar de Carvalho Filho is a member of the Board of Directors of the Company and CNova N.V., Company’s subsidiary.

Mr. Carlos Mario Diez Gómez, holds the position of Vice-Chief Executive Officer for Business of Varejo do Almacenes Éxito S.A., Company’s indirect parent company.

Mr. Ronaldo Iabrudi dos Santos Pereira is the Chairman of the Board of Directors of Via Varejo and member of the Board of Directors of Cnova N.V., both are Company’s controlled companies.

Global compensation Proposal for the

Managers and the Fiscal Council

Dear Shareholders: The Management of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO respectfully submits to offer the Extraordinary and Annual Shareholders’ Meeting a Proposal for Managers’ Global Compensation, for the fiscal year of 2016, in the total amount of R$ 77,474,473, distributed as follows:

(a)           Board of Executive Officers: up to R$ 71,419,486, observing that such value encompasses the expense arising from the Stock Option Plans, which has a non-compensation nature for labor purposes;

(b)           Board of Directors: up to R$ 5,370,987;

(c)           Fiscal Council, if setup: up to R$ 684,000.

Furthermore, in compliance with article 12, item II, of ICVM 481/2009, item 13 of the Reference Form is enclosed.

This is the proposal we have to present.

São Paulo, March 28, 2016.

MANAGEMENT

Exhibit to the Global Compensation Proposal for the

Managers and the Fiscal Council

(Item 13 of the Reference Form, ICVM 480/2009)

13.1.     Describe the compensation policy or practice of the Board of Directors, statutory and non-statutory Board of Executive Officers, Fiscal Council, Audit, Risk, Financial and Compensation Committees approaching the following aspects:

(a)         purposes of the compensation policy or practice

The purpose of our compensation policies and practice is to remunerate our managers and members of the committees of our Company, as the case may be, according to the market practices, allowing the attraction and retention of skilled professionals and the engagement in our Company.

(b)         Composition of the compensation, indicating:

i.          description of the compensation elements and purposes of each of them

The members of our Board of Directors and committees, including the external members, as well as the members of the Fiscal Council receive the monthly fixed compensation, disconnected to the actual attendance in meetings. This method of compensation is in line in relation to the market practice in general and to the Company’s interests.

The compensation of our Officers is comprised of the following elements: (i) fixed compensation reflected in a base salary, with the purpose of maintaining the balance in relation to the general market practice; (ii) profit sharing, with the purpose of stimulating our professionals to pursue the success of our Company and share our profits with them; and (iii) a stock option plan, which is an incentive offered to our executives to assure a long-term sustainable business.

The Officers also receive a package of benefits in line with market practices, contemplating a health care plan, a dental expense reimbursement plan, biennial medical checkup, pension plan, meal vouchers, fuel vouchers and parking in the workplace.

ii.          proportion of each element in the total compensation

The table below presents the proportion of each element in the composition of the total compensation in the previous fiscal years:

For the fiscal year ended on December 31, 2015:

	% in relation to total compensation
	Base Salary	Variable Compensation	Stock Option Plans	Total
Board of Directors	100%	0%	0%	100%
Board of Executive Officers	64.7%	25.7%	9.6%	100%
Fiscal Council	100%	0%	0%	100%

For the fiscal year ended on December 31, 2014:

	% in relation to total compensation
	Base Salary	Variable Compensation	Stock Option Plans	Total
Board of Directors	100%	0%	0%	100%
Board of Executive Officers	67.68%	25,07%	7.25%	100%
Fiscal Council	100%	0%	0%	100%

For the fiscal year ended on December 31, 2013:

	% in relation to total compensation
	Base Salary	Variable Compensation	Stock Option Plans	Total
Board of Directors	100%	0%	0%	100%
Board of Executive Officers	38.49%	38%	23.51%	100%
Fiscal Council	100%	0%	0%	100%

iii.         methodology of calculation and adjustment of each element of the compensation

To set the compensation of our managers, we conduct market surveys on a regular basis, in order to evaluate whether the criteria and conditions that we adopt to determine the compensation are satisfactory and allow us to retain our professionals, and analyze the need for proposing adjustments to any component of the compensation that may be not in line. Such surveys are conducted annually, by a specialized and reputable consultation recognized in the market hired by us, and use as parameters of comparison large business groups that operate in the country, including particularly the groups that operate in the retail business.

The calculation of the sharing of our Officers in our results, in its turn, is based on indicators aligned with the strategic plan of our Company, whose definition is based on our business plan an on the results to be accomplished.

For further information on our stock option plans and on compensation based on stock options, see item 13.4 below.

iv.         reasons that justify the composition of the compensation

Our focus on the results is what justifies the composition of our compensation policy, which depends on the ongoing search for skilled, qualified, devoted and valuable professionals for our Company.

v.         the existence of members who are not remunerated by the issuer and the reason for such fact

The Chairman of the Board of Director does not receive any kind of compensation given that he waived his right to receive it.

(c)         main performance indicators that are taken into consideration in determining each element of the compensation

To fix the variable portion of the compensation, we observe performance indicators that we consider strategic, such as gross sale, net profit, total expense, working capital, personnel turnover, in addition to the level of excellence of our managers in the performance of their functions, considering the degree of individual responsibility and attributions. The performance indicators are not taken into consideration for the determination of the fixed portion of the compensation.

(d)         how the compensation is structured to reflect the performance indicators evolution

We structure our compensation by means of programs that monitor the accomplishment of goals previously defined by our Company and the results actually achieved.

(e)         how the compensation policy or practice is aligned to the short, medium and long term interests of the Company

In order to align the Board of Executive Officers with the Company´s goals in short and medium term perspective, we offer our Officers a fixed compensation (base salary) and, additionally a portion of variable compensation to be paid as sharing in the results. Furthermore, we offer our Officers a stock option plan and a compensation plan based on stock option plan that, because they have certain characteristics such as grace period to exercise the options and lock up of the acquired shares, maintain the Board of Executive Officers aligned with the Company´s goals in a long-term perspective. It is relevant to further clarify that the stock option plan, the compensation plan based on stock option plan and on result sharing comprise the variable compensation of the Board of Executive Officers.

The compensation of the members of our Board of Directors, Fiscal Council and committees is readjusted based on the amount usually paid by the market, stimulating such professionals to keep the excellence in the exercise of their functions and the ongoing search for improving our results. In this regard, we understand that our policy and practice of compensation are adequate to our short-, medium- and long-term interests.

(f)          existence of compensation borne by subsidiaries, direct or indirect controlling or controlled companies

The compensation of our managers and members of the committees is supported exclusively by our Company.

(g)         existence of any compensation or benefit related to the occurrence of a specific corporate event, such as the sale of the Company’s controlling interest.

There is no compensation or benefit to our managers or members of our committees related to the occurrence of a specific corporate event to our managers or members of our committees linked to the occurrence of corporate events.

13.2 - Total compensation of the Board of Directors, Statutory Board of Executive Officers and Fiscal Council

Estimated amounts for the year of 2016

(Amounts in R$, when applicable)	Board of Directors	Board of Executive Officers	Fiscal Council[2]	Total
Number of members	14	7	3	21
Annual Fixed Compensation
Pro-labore salary	5,310,987	21,311,617	684,000	27,306,,604
Direct and indirect benefits	-	4,760,751	-	4,760,751
Participation in committees
Other	60,000	5,374,336	0	5,434,336
Variable compensation
Bonus
Profit Sharing		30,025,356		30,025,356
Attendance in Meetings
Commissions
Other	0	-
Post-Employment
Cessation of position
Based on shares		9,947,426		9,947,426
Total Compensation	5,370,987	71,419,486	684,000	77,474,473

Amounts paid in the year of 2015

(Amounts in R$, when applicable)	Board of Directors	Board of Executive Officers	Fiscal Council	Total
Number of members	12.5	6.75	0	19.25
Annual Fixed Compensation
Salary or pro-labore	4,023,312	30,041,266	0	34,067,578
Direct and indirect benefits		3,662,836		3,662,836
Participation in committees
Other
Variable compensation
Bonus
Profit Sharing		13,377,018		13,377,018
Attendance in Meetings
Commissions
Other
Post-Employment
Cessation of position
Based on shares		5,000,000		5,000,000
Total Compensation	4,023,312	52,081,121	0	56,107,433

 2 Non-permanent Fiscal Council according to the Company´s bylaws. Compensation estimated in case the Fiscal Council is established at an Annual Shareholders’ Meeting.

Amounts paid in the year of 2014

(Amounts in R$, when applicable)	Board of Directors	Board of Executive Officers	Fiscal Council	Total
Number of members	9	7.08	3	20
Annual Fixed Compensation
Salary or pro-labore	4,149,322	52,019,172	168,000	56,336,494
Direct and indirect benefits		4,022,234		4,022,234
Participation in committees
Other
Variable compensation
Bonus
Profit Sharing		20,759,354		20,759,354
Attendance in Meetings
Commissions
Other
Post-Employment
Cessation of position
Based on shares		6,000,000		6,000,000
Total Compensation	4,149,322	82,800,760	168,000	87,118,082

Amounts paid in the year of 2013

(Amounts in R$, when applicable)	Board of Directors	Board of Executive Officers	Fiscal Council	Total
Number of members	13.75	8	3	24.75
Annual Fixed Compensation
Salary or pro-labore	6,568,660	15,899,617	504,000	22,972,277
Direct and indirect benefits		2,715,698		2,715,698
Participation in committees
Other
Variable compensation
Bonus
Profit Sharing		18,383,676		18,383,676
Attendance in Meetings
Commissions
Other
Post-Employment
Cessation of position
Based on shares		11,373,000		11,373,000
Total Compensation	6,568,660	48,371,991	504,000	55,444,651

13.3      Variable compensation of the Board of Directors, Statutory Executive Board and Fiscal Council

The members of our Board of Directors and of our Fiscal Council do not receive variable compensation in the exercise of their positions. Below we present the estimated variable compensation of the members of our Board of Executive Officers for payment in 2016, 2015, and 2014.

Estimated amount for the year of 2016

(Amounts in R$, when applicable)	Board of Executive Officers
Number of members	7
Bonus
Minimum estimated amount	0
Maximum estimated amount	0
Estimated amount – achieved targets	0
Profit sharing
Minimum estimated amount	0
Maximum estimated amount	60,050,712
Estimated amount – achieved goals	30,025,356

Amounts related to the year of 2015

(Amounts in R$, when applicable)	Board of Executive Officers
Number of members	6.75
Bonus
Minimum estimated amount	0
Maximum estimated amount	0
Estimated amount – achieved targets	0
Amount effectively recognized	0
Profit sharing
Minimum estimated amount	0
Maximum estimated amount	R$ 23,951,847
Estimated amount – achieved goals	R$ 13,377,018
Amount effectively recognized	R$ 11,373,789

Estimated amount for the year of 2015

(Amounts in R$, when applicable)	Board of Executive Officers
Number of members	6.75
Bonus
Minimum estimated amount	0
Maximum estimated amount	0
Estimated amount – achieved goals	0
Profit sharing
Minimum estimated amount	0
Maximum estimated amount	23,951,847
Estimated amount – achieved goals	13,377,018

Amounts regarding the year of 2014

(Amounts in R$, when applicable)	Board of Executive Officers
Number of members	7.08
Bonus
Minimum estimated amount	0
Maximum estimated amount	0
Estimated amount – achieved goals	0
Amount effectively recognized	0
Profit sharing
Minimum estimated amount	0
Maximum estimated amount	R$ 43,594,645
Estimated amount – achieved goals	R$ 21,797,322
Amount effectively recognized	R$ 20,759,354

Amounts regarding the year of 2013

(Amounts in R$, when applicable)	Board of Executive Officers
Number of members	8
Bonus
Minimum estimated amount
Maximum estimated amount
Estimated amount – achieved goals
Amount effectively recognized
Profit sharing
Minimum estimated amount
Maximum estimated amount	R$ 40,080,802
Estimated amount – achieved goals	R$ 18,383,676
Amount effectively recognized	R$ 18,383,676

13.4 – Compensation Plan based on shares of the Board of Directors and Statutory Board of Executive Officers

On May 9, 2014, our shareholders approved at an extraordinary shareholders’ meeting (i) the discontinuance of Stock Option Plan named “Ações com Açúcar” (“Old Option Plan”), approved at the extraordinary shareholders’ meeting held on December 20, 2006 for new ranting of options, without prejudice to the options that have already been granted and which shall remain in effect under the same terms and conditions; (ii) the creation of the Stock Option Plan and its respective standard granting agreement (“Option Plan”); and (iii) the creation of the Compensation Plan at the Stock Option Plan and its respective standard granting agreement (“Compensation Plan” and, jointly with the Old Option Plan and the Option Plan, the “Plans”).

We describe below the Plans that had options in effect on December 31, 2015:

OLD OPTION PLAN

a.         general terms and conditions

Our Old Option Plan is managed by a committee elected by our Board of Directors named Stock Option Plan Management Committee (“Stock Option Committee”). This committee wouldo determine which employees would be periodically benefited with stock options, based on their duties, responsibilities and performance, as well as the applicable conditions.

Our Stock Option Committee would develop annual stock option concession cycles. Each cycle has received a series number which started at letter A. On December 31, 2015, the options granted for Series A6 and A7 of the Old Option Plan were in force.

The options granted under the Old Option Plan may be whether “Gold” or “Silver,” which means change in the price to exercise the options, as provided for in item (i) below.

The Stock Option Committee approved, during 2013, new criteria to ascertain the decrease and/or increase index of the quantity of options granted classified as “Gold” in each series of the Old Option Plan, pursuant to the analysis of compliance with the concept of return on invested capital (ROIC). According to item 3.3 of the Old Option Plan, the Committee decided that, as from Series A6, including, the decrease or increase of quantity of “Gold” options would be ascertained based on compliance with the Return on Capital Employed (ROCE) of CBD.

There is no limit for decrease or increase in such new criteria approved. At option vesting, the average ROIC/ROCE for the last three 3 fiscal years will be ascertained, against ROIC/ROCE established at the concession of each series.

b          main purposes of the plan

The purpose of the Old Option Plan was to: (i) attract and retain in our Company highly qualified executives and professionals; (ii) enable our managers and employees to hold interests in our capital stock and in the capital increases arising out from results to which such managers, employees and service providers contributed; and (iii) align the interests of our managers and employees to the interests of our shareholders, stimulating their performance and ensuring continuity in the management of our Company.

c.         how the plan contributes to these purposes

The beneficiaries of the Old Option Plan are stimulated in generating more results to our Company, firstly by reaching their goals as managers and employees of our Company, and, secondly, so that their shares, received as compensation, are valued.

d.         how the plan is inserted in the Company’s compensation policy

The Old Option Plan would constitute an element of compensation of our managers and was aligned to our compensation policy which aims at retention of our managers and employees and encourages better results.

e.         how the plan aligns the interests of the management and the Company in the short, medium and long term

Since the options were granted annually and based on our results, we understand that the Old Option Plan was aligned to our short term interests by stimulating its beneficiaries to reach their individual goals and the Company’s goals. In addition, the Old Option Plan would promote retention of our Officers and employees who were beneficiaries of the Old Option Plan, as well as would attract new professionals, in alignment with our mid-term interests. Finally, as provided for in item (j) below, the beneficiaries of the Old Option Plan would only be qualified to exercise their options as from certain term of employment by our Company, which would stimulate them to generate better results in the long-term so that their shares would be valued, in addition retain them for a longer period, in alignment with our long-term interests.

f.          maximum number of shares

The maximum number of shares included in the Old Option Plan was of 15,500,000 preferred shares (as resolved by our Board of Directors at the Meeting held on February 19, 2013).

The amounts indicated above should always be subject to the limit of authorized capital of our Company, and could be changed at any time by means of resolution by our Board of Directors. Upon exercise of the stock options, we would issue new shares to the beneficiaries, subject to our right to use shares held in our treasury.

g.         maximum number of options to be granted

There was no maximum number of options to be granted under the Old Option Plan, provided that the total number of shares arising out of the exercise thereof would not exceed the limit indicated in item (f) above and the limit of 2% of our capital stock per Series.

h.         conditions for the acquisition of shares

The Stock Option Committee has provided for, in each Series, and, if necessary, in each case, the terms and conditions for the acquisition of the right to exercise the options granted, based on a provision expressly set forth in the adhesion agreement entered into with the beneficiary.

In order to acquire the shares subject to the Old Option Plan, the beneficiaries had to remain related to our Company for a specific term, as provided for in item (j) below, except for the dismissal cases described in item (n) below.

The options could be exercised in whole or in part until the expiration of the respective option. For further information on the expiration term of the options currently in force, see item 13.6 below.

i.          criteria to establish the price of acquisition or exercise

At options classified as “Silver,” the Exercise Price per preferred share corresponds to the average closing price at transactions involving preferred shares issued by our Company undertaken over the last 20 sessions of BM&FBOVESPA, prior to the date in which the Stock Option Committee resolves on granting the option. After ascertainment of the average price, a discount of 20% was applied.

At options classified as “Gold,” the Exercise Price per preferred share corresponds to R$0.01.

j.          criteria to establish the exercise term

As a general rule of the Old Option Plan, which could be amended by the Stock Option Committee at each series, the right to exercise option “Silver” would be obtained as from the 36th month and up to the 48th month, counted as from the date of execution of the respective adhesion agreement, and the beneficiary would have the right to exercise 100% of the options. The exercise of options classified as “Gold” shall occur at the same period, but the percentage for these options subject to exercised will be established by the Stock Option Committee in the 35th month, counted as from the date of execution of the respective adhesion agreement.

The options granted under the Old Option Plan may be exercised in whole or in part. It is important to point out that “Gold” options are additional to “Silver” options, and, accordingly, “Gold” option may only be exercised jointly with “Silver” options.

k.         settlement method

Price related to the exercise of the options granted under the Old Option Plan must be fully paid in national currency by the beneficiary, provided that the exercise price must be paid in one installment which will fall due 30 days after the date of subscription of the respective shares, except for cases of dismissal of the beneficiary described in item (n) below, event in which the exercise price must be paid at sight upon subscription.

l.          share transfer restrictions

The Stock Option Committee may establish restriction on transfer or outstanding of shares obtained upon the exercise of the options.

m.        criteria and events which, when verified, will cause the suspension, change of extinction of the plan:

The number of shares to be acquired under “Gold” Series, as described in item (j) above, may be limited by the Stock Option Committee.

The Old Option Plan and the options granted will be automatically terminated in the event of dissolution or liquidation of our Company.

Finally, the Stock Option Committee may determine the suspension, change or termination of the Old Option Plan without the previous consent from the beneficiaries, provided that their rights and obligations are not affected.

n.         effects of the withdrawal management members from the Company’s bodies pursuant to his/her/its rights set forth in the share-based compensation plan

In the event of involuntary dismissal of any beneficiary of the Old Option Plan until the last business day of the 35th months counted as from the date of execution of his/her respective adhesion agreement, he/she will have the right to exercise 100% of the options classified as “Silver” and “Gold.” In this event, the variation of the number of shares resulting from the exercise of options classified as “Gold” established by the Stock Option Committee, described in item (j) above, shall not apply, provided that the total number of shares initially attributed by the Committee will be subject to exercise.

In the event of involuntary dismissal of any beneficiary of the Old Option Plan between the last business day of the 35th month and the last business day of the 48th month counted as from the date of execution of the respective adhesion agreement, he/she will also have the right to exercise 100% of the options classified as “Silver” and “Gold.” However, in this event, variation of the number of shares resulting from the exercise of options classified as “Gold,” described in item (j) above, will continue to be applicable.

In both events, the beneficiaries must inform their intention to exercise the options granted to them within up to 15 days, counted as from the date of their dismissal.

In the event of voluntary resignation of any beneficiary of the Old Option Plan and/or with cause, pursuant to labor laws, he/she will not be entitled to exercise the options classified as “Silver” or “Gold.”

In the event of death, disability or incapability of any beneficiary, the involuntary dismissal rules described above shall apply, provided that the options may be exercised by a person duly permitted to do so by the competent authority.

COMPENSATION PLAN

a          General terms and conditions

The Compensation Plan will be managed by the Board of Directors of the Company, which instituted the Compensation and Human Resources Committee of the Company in order to assist it in the management of the Compensation Plan (“Committee”).

The members of the Committee shall meet for granting the options of series of the Compensation Plan and, whenever necessary, to resolve on matters related to the Compensation Plan.

Each series of options granted will receive the letter “B” followed by a number. IN the fiscal year ended on December 31, 2015, options granted for Series B1 and B2 of the Compensation Plan will be in force.

The employees and managers of the company may be eligible to participate in the Compensation Plan, provided that the employees and managers from companies comprising GPA who are deemed key executives (“Eligible Person”) may also participate, all of whom shall be subject to the approval by the Board of Directors of the Company or the Committee, as applicable.

Participation of the Eligible Person in the Compensation Plan does not affect compensation which such person is entitled to receive as an employee and/or manager of the Company, such as salary, fees, pro-labore, benefits, profit sharing and/or any other advantage or compensation.

b.         Main purposes of the plan

The Compensation Plan sets forth the conditions for the Company to grant stock options to its managers and employees, the purpose of which is to: (i) attract and retain in our Company (or, as the case may be, in the companies comprising GPA) highly qualified executives and professionals; (ii) enable our managers and employees, or, as the case may be, the managers and employees from companies comprising GPA, to hold interests in our capital stock and in the capital increases arising out from results which such managers and employees contributed to; and (iii) stimulate the consummation of the corporate purposes of the Company; and (iv) align the interests of our managers and employees and of the managers and employees from the companies comprising GPA to the interests of our shareholders, stimulating their performance and ensuring continuity of the management of our Company.

c.         how the plan contributes to these purposes

The Compensation Plan contributes to the purposes of the Company by stimulating the alignment of its interest to the its long-term interests and the interests of senior managers in order to reach high performance and the valuation of the Company.

d.         how the plan is inserted in the compensation policy of the issuer

The Company believes that, by attributing to the Eligible Persons the possibility of taking an investor position, it stimulates their performance in the Company’s management aiming at the creation of value to the Company and its shareholders.

e.         how the plan aligns managers’ interest to issuers’ interest in the short, mid and long term.

Through the Compensation Plan, the Company aims to stimulate the improvement of its management, aiming at gains due to commitment to long-term results. Better results and the valuation of shares issued by the Company, by their turn, maximize the gains of the Eligible Persons as investors jointly with the other shareholders of the Company.

f.          maximum number of shares covered

The stock options granted under the Compensation Plan may grant rights to purchase over a number of shares which do not exceed two percent (2%) of the total preferred shares issued by the Company. The total number of shares issued or likely to be issued, under the Compensation Plan, shall, at all times, comply with the limit of the authorized of the Company, as applicable, and shall be subject to adjustments thereto, due to splitting, grouping and bonuses.

g.         maximum number of options to be granted

The maximum number of options to be granted shall be limited to the maximum number of shares covered by the Compensation Plan, as described in letter (f) above.

Each stock option plan shall entitle the Participating Person to the right to subscribe for one (1) preferred share issued by the Company.

h.         conditions for the acquisition of shares

The granting of the stock options shall be formalized by the signature between the Company and the Participating Person of the option agreement, which shall specify the total number of shares subject matter of the respective option, the term and conditions for the actual entitlement to exercise the option, the conditions for such exercise, the purchase price and the conditions for its payment, subject to the provisions set forth in the Compensation Plan (“Option Agreement”).

For purposes of Compensation Plan, the date of resolution by the Committee of the series of the granting of purchase options shall be the date on which the options shall be deemed as granted to such Participating Persons, provided that Participating Person, even if on a date following the date of resolution by the Committee, accepts to adhere to the Compensation Plan with the formalization of the Option Agreement (“Granting Date”).

The Participating Person who wishes to exercise his/her options shall communicate the Company in writing, during the Exercise Period (as defined in item (i) below), his/her intention to do it so, stating the quantity of options he/she wishes to exercise. Such communication shall follow the exercise form template attached to such Option Agreement (“Option Exercise Form”).

The Participating Person may exercise his/her purchase options totally or partially, in one or more times, provided that for each exercise he/she sends the corresponding Option Exercise Form during the Exercise Period.

i           Criteria for the fixing of the price of acquisition or exercise

The Exercise Price of each stock option plan granted under the Compensation plan shall correspond to one cent (R$0.01) (“Exercise Price”).

j           criteria to set the exercise term

The options granted to a Participating Person shall not be exercisable for a period of thirty six (36) months as from the Granting Date (“Lock-up Period”), and may only be exercised in the period starting on the first day of the thirty seventh (37th) month, as from the Granting Date, and ends on the last day of the forty second (42nd) month, as from the Granting Date (“Exercise Period”), except for the events of anticipation according to letter (n) and applicable sub items, below.

k.         way of liquidation

Until day 30 of the month in which it receives the Option Exercise Form, the Company shall communicate in writing to such Participating Person: (i) the total exercise price to be paid, resulting by multiplying the Exercise Price by the quantity of options provided by the Participating Person in the Option Exercise Form; (ii) the date of delivery to the Participating Person of the shares, subject matter of the exercise of the options, which shall occur within (sixty) 60 days as from the date of receipt of the Option Exercise Form (“Share Acquisition Date”); (iii) the quantity of shares to be delivered to the Participating Person; and (iv) the period in which the Participating Person shall make the payment of the total exercise price, in legal currency, through check or wire transfer available to the bank account held by the da Company, observing that the deadline for payment thereof shall, at all times be the tenth (10th) day preceding the Share Acquisition Date.

l.          restrictions on transfer of shares

The Compensation plan does not provide for restriction on the transfer or circulation of shares purchased with the exercise of the options, and it shall be preserved the powers of the Board of Directors to establish such restriction on the granting agreements it deems necessary.

m.        criteria and events which, when verified, will cause the suspension, change of extinction of the plan

The options granted under the Compensation Plan shall be automatically terminated, ceasing all the effects, by operation of law, in the following cases: (i) upon their full exercise, as provided for in 6 of the Compensation Plan; (ii) after the lapse of the period of effectiveness of the purchase option; (iii) upon termination, upon mutual agreement between the Company and the Participating Person, of the Option Agreement; (iv) of the Company is terminated, liquidated or has its bankruptcy adjudicated; or (v) in the events provided for in letter (n) below: subject to any specific conditions that the Compensation and Human Resources Committee can establish to certain Participating Persons.

In case the number, type and class of the shares existing on the date of the approval of the Compensation Plan are changed as a result of bonuses, splitting, grouping, conversion of shares from one type or class into other securities issued by the Company, it shall be for the  Committee to carry out the adjustment corresponding to the number and class of the shares subject matter of the options granted and its respective Exercise Price, to avoid distortions in the application of the Compensation Plan.

n.         effects of the manager’s leaving the bodies of the issuer on his/her/its rights under the share-based compensation plan

In the event a termination of an employment relationship of the Participating Person due to dismissal, with or without just cause, resignation or removal from the position, retirement, permanent disability or death, the rights conferred to him/her, under the Compensation Plan, can be terminated or modified, subject to the provisions set forth below:

If, at any time during the effectiveness of the Compensation Plan, the Participating Person:

(i)         is dismissed from the Company (or from any company of the GPA, as the case may be), involuntarily, upon dismissal without cause, or removal from his/her position without breach of the duties and attributions of manager, the Participating Person may exercise, within ten (10) days as from the date of the dismissal, the number of options calculated on a pro rata temporis basis in relation to the Lock-up Period. Upon no exercise by the Participating Person within the period referred to above, all the purchase options, which are not exercised shall be automatically terminated, by operation of law, regardless of prior notice or communication, and without any right to any compensation whatsoever;

(ii)        is dismissed from the Company (or from any company of the GPA, as the case may be), involuntarily, upon dismissal without just cause, or removal from his/her position by breaching the duties and attributions of manager, all the purchase options already exercisable or not yet exercisable according to such Option Agreement, on the date of his/her dismissal shall be automatically terminated, by operation of law, irrespective of prior notice or communication and without any right to any compensation whatsoever;

(iii)        leaves the job at the Company (or at any company of the GPA, as the case may be), voluntarily, upon resignation of his/her employment, or resigning his/her position of manager, all the purchase options already exercisable or not yet exercisable according to such Option Agreement, on the date of his/her leaving, shall be automatically terminated, by operation of law, irrespective of prior notice or communication, and without any right to any compensation whatsoever;

(iv)       leaves the job at the Company (or at any company of the GPA, as the case may be), due to retirement, within fifteen (15) days as from the retirement, the Participating Person may exercise all the purchase options according to the Option Agreement, including the purchase options in Lock-up Period, subject to the provisions set forth in item 6 of the Plan Compensation. Upon no exercise by the Participating Person within the period referred to above, all the purchase options, which have not been exercised will be automatically terminated, by operation of law, irrespective of any prior notice or communication, and without any compensation whatsoever; and

(v)        leaves the job at the Company (or at any company of the GPA, as the case may be), due to death or permanent disability, within a thirty-(30)-day period from the date of death or declaration of permanent disability, as applicable, the legal heirs and successors of the Participating Person, as applicable, can exercise all the purchase options according to the Option Agreement, including the purchase options in Lock-up Period, subject to the other provisions set forth in 6 of the Compensation Plan. Upon no exercise by the legal heirs or successors of the Participating Person within the period referred to above, all the purchase options, which have not been exercised shall be automatically terminated, by operation of law, irrespective of prior notice or communication, and without any compensation whatsoever.

OPTION PLAN.

a.         general terms and conditions

The Option Plan shall be managed by the Board of Directors of the Company, which established the Compensation and Human Resources Committee to assist it in the management of the Option Plan (“Committee”).

The members of the Committee shall meet for the granting of the options of the series of the Option Plan and, whenever needed, to decide on the matters raised with respect of the Option Plan. Each series of granting of purchase options will be given a letter “C” followed by a number. In the fiscal year ended on December 31, 2015, options granted of the Series C1 and C2 of the Option Plan, were in force and effect.

The employees and managers of the Company are eligible to participate in the Option Plan, it being hereby understood that the employees and managers of the companies members of the GPA may also participate in such Option Plan, who are considered to be key executive (“Participating Person”), and all of them shall be subject to the approval by the Committee.

The participation of the Participating Person in the Option Plan shall not interfere in the compensation he/she is entitled to as employee and/or manager of the Company, such as salaries, fees, remuneration, benefits, profit sharing and/or any other advantage or compensation.

b.         main purposes of the plan

The Option Plan establishes the conditions for the Company to grant the stock options to its managers and employees, having as purpose: (i) to enable the participation of the managers and employees of the Company or of the company of the GPA in the capital of the Company and in the equity additions deriving from the results to which such managers and employees have contributed; (ii) stimulate the accomplishment of the corporate purposes of the Company; and (iii) align the interests of the managers and employees of the Company or of the companies of the GPA with those of the Company’s shareholders.

c.         how the plan contributes to these purposes

The Plan contributes to the purposes of the Company by stimulating the alignment of its long-term interests and those of high executives to accomplish high performance and appreciation of the Company.

d.         how the plan is inserted in the compensation policy of the issuer

The Company believes that, by giving the Participating Persons the possibility to assume a position of investors, it stimulates the activity of such Participating Persons in the management of the Company is carried out, with a view to create value for it and its shareholders.

e.         how the plan aligns the interests of the managers and issuer in the short, medium and long term

Through the Option Plan, the Company seeks to stimulate the improvement in its management, aiming at gains by the commitment to the long-term results. The improvement in the results and appreciation of the shares issued by the Company, in their turn, maximize the earnings by the Participating Persons in the position of investors jointly with other shareholders of the Company.

f.          maximum number of covered shares

The stock options granted under the Option Plan may grant rights to purchase over a number of shares, which do not exceed two percent (2%) of the total preferred shares issued by the Company. The total number of shares issued or likely to be issued under the Option Plan shall, at all times, comply with the limit of the authorized capital of the Company, as the case may be, and shall be subject to adjustments due to splitting, grouping and bonuses.

g.         maximum number of options to be granted

The maximum number of options to be granted is limited to the maximum number of shares covered by the Option Plan, as described in letter (f) above.

Each stock option plan shall entitle the Participating Person to the right to subscribe for or purchase one (01) preferred share issued by the Company.

h.         conditions for the acquisition of shares

The granting of the stock options shall be formalized by the signature between the Company and the Participating Person of the Option Agreement, which shall specify the total number of shares subject matter of the respective option, the term and conditions for the actual entitlement to exercise the option, the conditions for such exercise, the purchase price and the conditions for its payment, subject to the provisions set forth in the Plan (“Option Agreement”).

For purposes of Option Plan, the date of resolution by the Committee of the series of the granting of purchase options shall be the date on which the options shall be deemed as granted to such Participating Persons, provided that Participating Person, even if on a date following the date of resolution by the Committee, accepts to adhere to the Option Plan with the formalization of the Option Agreement (“Granting Date”).

The Participating Person, who wishes to exercise his/her purchase options shall communicate the Company in writing, during the Exercise Period (as defined in item (i) below), his/her intention to do it so, providing the quantity of options he/she/it wishes to exercise. Such communication shall follow the exercise form template attached to such Option Agreement (“Option Exercise Form”).

The Participating Person may exercise his/her/its purchase options totally or partially, at one or more times, provided that for each exercise he/she/it sends the corresponding Option Exercise Form during the Exercise Period.

i.          criteria for the fixing of the price of acquisition or exercise

For each series of granting of options under the Option Plan, the Exercise Price of each stock option plan shall be that corresponding to 80% of the average of the closing price of the transactions of the preferred shares issued by the Company carried out in the last twenty (20) trading sessions at BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros preceding the date of call of the meeting of the Committee resolving about the granting of the options of that series (“Exercise Price”).

j.          criteria to set the exercise term

The options granted to a Participating Person shall not be exercisable for a thirty six (36)-month period as from the Granting Date (“Lock-up Period”), and can only be exercised in the period starting on the first day of the thirty seventh (37th) month, as from the Granting Date, and ends on the last day of the forty second (42nd) month, as from the Granting Date (“Exercise Period”), except for the events of anticipation, according to letter (n) and applicable sub items below.

k.         method of liquidation

Until day 30 of the month it receives the Option Exercise Form, the Company shall communicate in writing such Participating Person: (i) the total price of the exercise to be paid, resulting from multiplying the Exercise Price by the quantity of options provided by the Participating Person in the Option Exercise Form; (ii) the date of delivery to the Participating Person of the shares subject matter of the exercise of the options, which shall take place within sixty (60) days as from the date of receipt of the Option Exercise Form (“Share Acquisition Date”); and (iii) the period in which the Participating Person shall make the payment of the total exercise price, in legal currency, by check or wire transfer to the bank account held by the Company, observing that the deadline for payment shall be at all times the tenth (10th) days preceding the Share Acquisition Date.

l.          restrictions on transfer of shares

The Participating Person will be prevented, during the period of one hundred and eighty (180) days as from the Share Acquisition Date from, directly or indirectly, selling, assigning, exchanging, disposing of, transferring, contributing to the capital of another company, granting option, or further, executing any act or agreement that results or may result, in disposal of directly or indirectly, burdensome or free of charge of any and all shares purchased by exercising the purchase option within the scope of the Option Plan.

m.        criteria and events which, when verified, will cause the suspension, change of extinction of the plan

Without any prejudice to any provision set forth otherwise in the Option Plan, the options granted according to the Option Plan will be automatically terminated, ceasing all of his/her effects, by operation of law, in the following cases: (i) upon its full exercise, as provided for in item 6 of the Option Plan; (ii) after lapse of the period of effectiveness of the purchase option; (iii) upon termination, by mutual agreement between the Company and the Participating Person, of the Option Agreement; (iv) if the Company is dissolved, liquidated or has its bankruptcy adjudicated; or (v) in the events provided for in letter (n) below.

In case the number, type and class of the existing shares on the date of approval of the Option Plan may be changed as a result bonuses, grouping, conversion of shares from one type or class into other or conversion into shares from other securities issued by the Company, it shall be for the Committee to carry out the adjustment to the corresponding number and class of shares subject matter of the options granted and their respective Exercise Price, in order to avoid distortions in the application of the Option Plan.

n.         effects of the leaving by the manager from the bodies of the issuer on his/her rights provided for on the share-based compensation plan

In the events of employment termination of the Participating Person due to dismissal with or without just cause, resignation or removal from the position, retirement, permanent disability or death, the rights granted to him/her according the Option Plan can be terminated or changed, subject to the provisions set forth below:

If, at any time during the effectiveness of the Option Plan, the Participating Person:

(i)         is dismissed from the Company (or from any company of the GPA, as the case may be), involuntarily, upon dismissal without cause, or removal from his/her position without breach of the duties and attributions of manager, the Participating Person may exercise, within ten (10) days as from the date of the dismissal, the number of options calculated on a pro rata temporis basis in relation to the Lock-up Period. Upon no exercise by the Participating Person within the period referred to above, all the purchase options, which are not exercised shall be automatically terminated, by operation of law, regardless of prior notice or communication, and without any right to any compensation whatsoever;

(ii)        is dismissed from the Company (or from any company of the GPA, as the case may be), involuntarily, upon dismissal without just cause, or removal from his/her position by breaching the duties and attributions of manager, all the purchase options already exercisable or not yet exercisable according to such Option Agreement, on the date of his/her dismissal shall be automatically terminated, by operation of law, irrespective of prior notice or communication and without any right to any compensation whatsoever;

(iii)        leaves the job at the Company (or at any company of the GPA, as the case may be), voluntarily, upon resignation of his/her employment, or resigning his/her position of manager, all the purchase options already exercisable or not yet exercisable according to such Option Agreement, on the date of his/her leaving, shall be automatically terminated, by operation of law, irrespective of prior notice or communication, and without any right to any compensation whatsoever;

(iv)       leaves the job at the Company (or at any company of the GPA, as the case may be, due to retirement, within fifteen (15) days as from the retirement, the Participating Person may exercise all the purchase options according to the Option Agreement, including the purchase options in Lock-up Period, subject to the provisions set forth in item 6 of the Option Plan. Upon no exercise by the Participating Person within the period referred to above, all the purchase options, which have not been exercised will be automatically terminated, by operation of law, irrespective of any prior notice or communication, and without any compensation whatsoever; and

(v)        leaves the job at the Company (or at any company of the GPA, as the case may be, due to death or permanent disability, within a thirty-(30)-day period from the date of death or declaration of permanent disability, as applicable, the legal heirs and successors of the Participating Person, as applicable, can exercise all the purchase options according to the Option Agreement, including the purchase options in Lock-up Period, subject to the other provisions set forth in 6 of the Option Plan. Upon no exercise by the legal heirs or successors of the Participating Person within the period referred to above, all the purchase options, which have not been exercised shall be automatically terminated, by operation of law, irrespective of prior notice or communication, and without any compensation whatsoever.

13.5      Interests in shares, units of ownership and other convertible securities held by fiscal managers and directors – per body

The tables below state the share-based compensation recognized in our result in the last tree (3) fiscal years and that estimated for the current fiscal year, of the Board of Directors and of the Board of Executive Officers.

Share-based compensation estimated for the current fiscal year (2016)

Companhia Brasileira de Distribuição
	Board of Directors	Board of Executive Officers
Total number of members	14	8
Number of compensated members	0	4
Weighted average exercise price (in R$):
(a) Outstanding options at the beginning of the fiscal year	n/a	0.01 (A6 Gold) 64.13 (A6 Silver) 0.01 (A7 Gold) 80.00 (A7 Gold) 0.01 (B1) 83.22 (C1) 0.01 (B2) 77.27 (C2)
(b) Lost options during the fiscal year	n/a	n/a
(c) Exercised options during the fiscal year	n/a	0
(d) Expired options during the fiscal year	n/a	0
Potential dilution in the event of exercising all options granted	n/a	0.01%

Share-based compensation - fiscal year ended on 12/31/2015

Companhia Brasileira de Distribuição
	Board of Directors	Board of Executive Officers
Total number of members	11	6
Number of compensated members	0	4
Weighted average exercise price (in R$):
(a) Outstanding options at the beginning of the fiscal year	n/a	0.01 (A6 Gold) 64.13 (A6 Silver) 0.01 (A7 Gold) 80.00 (A7 Gold) 0.01 (B1) 83.22 (C1) 0.01 (B2) 77.27 (C2)
(b) Lost options during the fiscal year	n/a	0
(c) Exercised options during the fiscal year	n/a	0.01 (A5 gold) 54.69 (A5 Silver) 0.01 (A6 Gold) 64.13 (A6 Silver)
(d) Expired options during the fiscal year	n/a	0
Potential dilution in the event of exercising all options granted	n/a	0,01%

Share-based compensation - fiscal year ended on 12/31/2014

Companhia Brasileira de Distribuição
	Board of Directors	Board of Executive Officers
Total number of members	9	7.08
Number of compensated members	0	3
Weighted average exercise price (in R$):
(a) Outstanding options at the beginning of the fiscal year	n/a	R$ 0.01 (A5 Gold) R$ 54.69 (A5 Silver) R$ 0.01 (A6 Gold) R$ 64.13 (A6 Silver) R$ 0.01 (A7 Gold) R$ 80.00 (A7 Silver) R$ 0.01 (B1) R$ 83.22 (C1)
(b) Lost options during the fiscal year	n/a	0
(c) Exercised options during the fiscal year	n/a	0
(d) Expired options during the fiscal year	n/a	0
Potential dilution in the event of exercising all options granted	n/a	0,01%

Share-based compensation - fiscal year ended on 12/31/2013

Companhia Brasileira de Distribuição
	Board of Directors	Board of Executive Officers
Total number of members	13.75	9
Number of compensated members	0	8
Weighted average exercise price (in R$):
(a) Outstanding options at the beginning of the fiscal year	n/a	R$ 0.01 (A4 Gold) R$ 46.49 (A4 Silver) R$ 0.01 (A5 Gold) R$ 54.69 (A5 Silver) R$ 0.01 (A6 Gold) R$ 64.13 (A6 Silver) R$ 0.01 (A7 Gold) R$ 80.00 (A7 Silver)
(b) Lost options during the fiscal year	n/a	0
(c) Exercised options during the fiscal year	n/a	R$ 0.01 (A4 Gold) R$ 46.49 (A4 Silver)
(d) Expired options during the fiscal year	n/a	0
Potential dilution in the event of exercising all options granted	n/a	n/a

For each grant that is recognized in the result of the last three-(3) fiscal years and of the current fiscal year:

Series A4:

Companhia Brasileira de Distribuição
	Board of Directors	Board of Executive Officers
Stock option grant	No	Yes
Granting Date	n/a	05/24/2010
Number of options granted	n/a	1,193 (Silver) 4,782 (Gold)
Term for the options to become exercisable	n/a	05/31/2011
Maximum term to exercise of the options	n/a	05/31/2014
Restriction period for transfer of shares	n/a	n/a
Fair value of the options on the Granting Date	n/a	n/a

Series A5:

Companhia Brasileira de Distribuição
	Board of Directors	Board of Executive Officers
Stock option grant	No	Yes
Granting Date	n/a	05/31/2011
Number of options granted	n/a	2,563 (Silver) 2,562 (Gold)
Term for the options to become exercisable	n/a	05/31/2014
Maximum term to exercise of the options	n/a	05/31/2015
Restriction period for transfer of shares	n/a	n/a
Fair value of the options on the Granting Date	n/a	R$ 21,836.76 (Silver) R$ 161,918.4 (Gold)

Series A6:

Companhia Brasileira de Distribuição
	Board of Directors	Board of Executive Officers
Stock option grant	No	Yes
Granting Date	n/a	03/15/2012
Number of options granted	n/a	8,320 (Silver) 8,442 (Gold)
Term for the options to become exercisable	n/a	03/31/2015
Maximum term to exercise of the options	n/a	03/31/2016
Restriction period for transfer of shares	n/a	n/a
Fair value of the options on the Granting Date	n/a	R$ 168,646.4 (Silver) R$ 712,420.38 (Gold)

Series A7:

Companhia Brasileira de Distribuição
	Board of Directors	Board of Executive Officers
Stock option grant	No	Yes
Granting Date	n/a	03/15/2013
Number of options granted	n/a	12,969 (Silver) 12,961 (Gold)
Term for the options to become exercisable	n/a	03/31/2015
Maximum term to exercise of the options	n/a	03/31/2016
Restriction period for transfer of shares	n/a	n/a
Fair value of the options on the Granting Date	n/a	R$ 331,876.71 (Silver) R$ 1,368,422.38 (Gold)

Series B1:

Companhia Brasileira de Distribuição
	Board of Directors	Board of Executive Officers
Stock option grant	No	Yes
Granting Date	n/a	05/30/2014
Number of options granted	n/a	23,752
Term for the options to become exercisable	n/a	06/01/2017
Maximum term to exercise of the options	n/a	11/30/2017
Restriction period for transfer of shares	n/a	n/a
Fair value of the options on the Granting Date	n/a	R$ 2,418,666.16

Series C1:

Companhia Brasileira de Distribuição
	Board of Directors	Board of Executive Officers
Stock option grant	No	Yes
Granting Date	n/a	05/30/2014
Number of options granted	n/a	23,750
Term for the options to become exercisable	n/a	06/01/2017
Maximum term to exercise of the options	n/a	11/30/2017
Restriction period for transfer of shares	n/a	180 days
Fair value of the options on the Granting Date	n/a	R$ 442,225.00

Series B2:

Companhia Brasileira de Distribuição
	Board of Directors	Board of Executive Officers
Stock option grant	No	Yes
Granting Date	n/a	05/29/2015
Number of options granted	n/a	107,674
Term for the options to become exercisable	n/a	06/01/2018
Maximum term to exercise of the options	n/a	11/30/2018
Restriction period for transfer of shares	n/a	n/a
Fair value of the options on the Granting Date	n/a	R$ 34.60

Series C2:

Companhia Brasileira de Distribuição
	Board of Directors	Board of Executive Officers
Stock option grant	No	Yes
Granting Date	n/a	05/29/2015
Number of options granted	n/a	107,662
Term for the options to become exercisable	n/a	06/01/2018
Maximum term to exercise the options	n/a	11/30/2018
Restriction period for transfer of shares	n/a	180 days
Fair value of the options on the Granting Date	n/a	R$ 85.64

13.6 Share-based compensation of the Board of Directors and of the statutory Board of Executive Officers.

The members of our Board of Directors are not eligible to our stock option plans in force and effect. Below we present the share-based compensation paid to our Board of Executive Officers in 2015.

Amounts regarding the year of 2015

		Board of Executive Officers
Number of members Number of paid members		4
Regarding each option grant:*		Series A5 – Silver	Series A6 – Gold	Series A6 – Silver	Series A7 – Gold	Series A7 – Silver	Series B1	Series C1	Series B2	Series C2
Granting Date	05/31/2011	05/31/2011	03/15/2012	03/15/2012	03/15/2013	03/15/2013	05/30/2014	05/30/2014	05/29/2015	05/29/2015
Number of options granted (in No. of shares)	0	0	0	0	12,961	12,969	23,752	23,750	107,674	107,662
Term for the options to become exercisable	05/31/2014	05/31/2014	03/31/2015	03/31/2015	03/31/2016	03/31/2016	06/01/2017	06/01/2017	06/01/2018	06/01/2018
Maximum term to exercise the options	05/31/2015	05/31/2015	03/31/2016	03/31/2016	03/31/2017	03/31/2017	11/30/2017	11/30/2017	11/30/2018	11/30/2018
Restriction term for transfer of shares	N/A	N/A	N/A	N/A	N/A	N/A	N/A	180 DAYS	n/a	180 days
Weighted average exercise price of each of the following stock groups:
Outstanding at the beginning of the fiscal year (in R$, per share)	0	0	0	0	0.01	80.00	0.01	83.22	0.01	77.27
Lost during the fiscal year (in R$, per share)	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Exercised during the fiscal year (in R$, per share)	0.01	54.69	0.01	64.13	N/A	N/A	N/A	N/A	N/A	N/A
Expired during the fiscal year (in R$, per share)	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Fair value of the options on the Granting Date (in R$, per share)	59.75	25.27	79.78	37.94	105.17	46.11	101.83	18.58	85.64	8.38
Potential dilution in case of exercise of the options	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%

13.7      Options exercised and shares delivered related to the share-based compensation of the Board of Directors and of the statutory Board of Executive Officers.

The members of our Board of Directors are not eligible to our stock option plans. Below we present the options exercised and the shares delivered to the members of our Board of Executive Officers in 2013, 2014 and 2015.

The shares related to the exercise of the stock options are delivered on the date of the respective exercise. Therefore, there is no difference between the options exercised and the shares delivered in the years of 2013, 2014 and 2015.

Amounts regarding the year of 2015

	Board of Executive Officers
Total number of members	2
Regarding the exercised options and delivered shares:	Series A5 – Gold	Series A5 – Silver	Series A6 – Gold	Series A6 – Silver
Number of shares	2,563	2,562	8,442	8,320
Weighted average exercise price (In R$ per share)	0.01	46.49	0.01	64.13
Total amount of difference between the exercise value and the market value of the shares regarding exercised options (in R$, per share)	56.91	10.43	56.91	-7.21

* The statutory officers did not exercise the stock option plan in the year of 2015.

Amounts regarding the year of 2014

Board of Executive Officers
Number of members who are beneficiaries of the option granting plan	0
Regarding the exercised options and delivered shares:
Number of shares
Weighted average exercise price (in R$ per share)
Total amount of difference between the exercise value and the market value of the shares regarding exercised options (in R$, per share)

* The statutory officers did not exercise the stock option plan in the year of 2014.

Amounts regarding the year of 2013

	Board of Executive Officers
Number of members who are beneficiaries of the option granting plan	8
Regarding the exercised options and delivered shares:	Series A4 – Gold	Series A4 – Silver
Number of shares	65,954	16,450
Weighted average exercise price (in R$ per share)	0.01	46.49
Total amount of difference between the exercise value and the market value of the shares regarding exercised options (in R$, per share)	96.88	50.41

13.8 Necessary information to understand the information disclosed in items 13.6 to 13.7 - Pricing method of the value of shares and options

a          pricing model

The fair value of each option granted is estimated on the granting date using the Black-Scholes-Merton model for pricing of options.

b.         information and assumptions used in the pricing model, including the weighted average price of the shares, exercise price, estimated volatility, option useful life, estimated dividends and risk-free interest rate

The market value of each option granted is estimated on the granting date by using the Black-Scholes-Merton model for pricing of options, considering the following assumptions with respect to the options in force and effect in 2015:

On the Granting Date
Weighted average price of shares (per share), as per average value in the previous 20 auctions in connection with the Granting Date	Series A5: R$ 68.36 Series A6: R$ 80.16 Series A7: R$ 100.00 Series B1: R$ 99.86 Series C1: R$ 99.86 Series B2: R$ 93.37 Series C2: R$ 93.37
Exercise Price

Series A5 “Gold”: R$ 0.01

Series A5 “Silver”: R$ 54.69

Series A6 “Gold”: R$ 0.01

Series A6 “Silver”: R$ 64.13

Series A7 “Gold”: R$ 0.01

Series A7 “Silver”: R$ 80.00

Series B1: R$ 0.01

Series C1: R$ 83.22

Series B2: R$ 0.01

Series C2: R$ 77.27

Expected restated volatility	22.09% to 24.34%
Option useful life	3 years
Estimated dividends	0.96% to 1.37%
Risk-free interest rate	11.70% to 12.72%
Option’s fair value on the Granting Date (per option)	See item 13.6 above.

c.         method used and the underlying assumptions to incorporate the expected effects of early exercise

We have not considered for effect of options pricing the early exercises deriving from involuntary termination, death or disability of the beneficiary and deriving from corporate events.

We adopt the assumption that the options will be exercised from the moment the shares become exercisable. Therefore, the term of life of the options adopted in the calculations is 3 years, according to the series of grant and corresponding to grace periods of the options.

d.         way of determining the expected volatility

For the calculation of the expected volatility, the standard deviation of natural logarithms of the daily historic variations of the price of the shares issued by our Company was used, according to the effective period of the shares.

e.         other characteristics included in the measurement of the fair value of the options

There are no additional characteristics to report in this item.

13.9      Equity interests held by members of the board of directors, the statutory Board of Executive Officers and fiscal council

a.            Shares or quotas direct or indirectly held, in or outside Brazil, issued by the issuer, its direct or indirect controlling shareholders, controlled companies or under the same control.

Direct + Indirect Stake

(% of CBD’s total corporate capital)

Board of Directors                               7.81%

Board of Officers                                 0.11%

Fiscal Council                                     N/A*

*The Fiscal Council was not established during the fiscal year of 2015.

b.            Other securities convertible in shares or quotas issued by the issuer, its direct or indirect controlling shareholders, controlled companies or under the same control.

Board of Directors                               0

Board of Officers                                 0

Fiscal Council                                     N/A**

** The Fiscal Council was not established during the fiscal year of 2015.

109

13.10    Information on pension plans to the members of the Board of Directors and to the statutory officers

Board of Executive Officers
Number of compensated members Number of members:	5.08
Name of the plan	Private Pension Plan of Grupo Pão de Açúcar, with Brasilprev Seguros e Previdência S.A
Number of managers who fulfill the requirements to retire	None
Conditions to retire early condition for accelerated retirement

- To be, at least, 60 years old;

- To be bound for, at least, 10 years with Grupo Pão de Açúcar;

- To have contributed for, at least, 5 years to the Pension Plan; and

- To terminate the bond with Grupo Pão de Açúcar.

Updated amount of the contributions accrued in the pension plan until the end of the past fiscal year less the portion of contributions made directly by the managers (in R$)	R$ 2,288,029.70
Total accumulated amount of contributions made during the past fiscal year less the portion of contributions made directly by the managers (in R$)	R$ 818,034.27
Possibility and conditions for early redemption

The early redemption is possible in case the beneficiary is detached from the Company. As per the contributions made by the Company, the reserve balance shall be released according to the following proportion:

- No redemption, if he/she contributed for less than 5 years;

- Redemption of 50% of the balance, if he/she contributed for 5 to 6 years;

- Redemption of 60% of the balance, if he/she contributed for 6 to 7 years;

- Redemption of 70% of the balance, if he/she contributed for 7 to 8 years;

- Redemption of 80% of the balance, if he/she contributed for 8 to 9 years;

- Redemption of 90% of the balance, if he/she contributed for 9 a 10 years; e

- Redemption of 100% of the balance, if he/she contributed for over 10 years.

1 The number of members of our Board of Executive Officers informed in the table above corresponds to the annual average of the number of Officers calculated on a monthly basis, according to the table below:

Month	Number of Members of the Board of Executive Officers
January	0
February	5
March	6
April	6
May	6
June	6
July	6
August	6
September	6
October	5
November	5
December	4
Total	61
Total number of members / 12	5.08

13.11    Maximum, minimum and average individual compensation of the Board of Directors, of the statutory Board of Executive Officers and of the Fiscal Council

Justification for non-completion of the staff:

Not disclosed due to a court decision issued under the case file No. 0002888-21.2010.4.02.5101, pending at the 5th Federal Justice Court of the State of Rio de Janeiro.

13.12    Compensation or indemnification mechanisms for the managers in case of removal of position or retirement

On December 31, 2015, we had no contractual arrangements, insurance policies or other instruments that structured mechanisms of compensation or indemnification to our managers in case of removal of the position or retirement.

13.13    Percentage in the total compensation held by managers and members of the Fiscal Council that are related parties to the controllers

Amounts regarding the year of 2015

Board of Directors	Board of Executive Officers	Fiscal Council	Total
54.55%	0%	0%	35.29%

Amounts regarding the year of 2014

Board of Directors	Board of Executive Officers	Fiscal Council	Total
30.08%	0%	0%	1.43%

Amounts regarding the year of 2013

Board of Directors	Board of Executive Officers	Fiscal Council	Total
15.87%	0%	0%	1.83%

13.14    Compensation of members of the Board of Directors, of the statutory Board of Executive Officers or of the Fiscal Council received for any reason other than the position they hold

Amounts regarding the year of 2015

Board of Directors	Board of Executive Officers	Fiscal Council	Total
R$ 0.00	R$ 0.00	R$ 0.00	R$ 0.00

Amounts regarding the year of 2014

Board of Directors	Board of Executive Officers	Fiscal Council	Total
R$ 0.00	R$ 0.00	R$ 0.00	R$ 0.00

Amounts regarding the year of 2013

Board of Directors	Board of Executive Officers	Fiscal Council	Total
R$ 0.00	R$ 0.00	R$ 0.00	R$ 0.00

13.15    Compensation of managers and members of the Fiscal Council recognized in the result of the direct and indirect controllers of companies under common control and controlled by the issuer

There was no payment of compensation to the members of our Board of Directors, Board of Executive Officers or Fiscal Council recognized in the result of the direct or indirect controllers, of companies under common control and controlled by our Company.

13.16.   Other relevant information

None.

AT EXTRAORDINARY SHAREHOLDERS’ MEETING

Investment Plan for the year 2016

Dear Shareholders: The Board of Executive Officers of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO hereby proposes the Extraordinary and Annual Shareholders' Meeting the Investment Plan for Multivarejo, GPA Malls and Assaí for the year 2016 in the amount of up to R$ 927,378,997.45, with the scope of (i) opening of stores, land acquisition and conversion of stores; (ii) renovation of stores; and (iii) IT and logistics infrastructure, and others.

This is the proposal we have to present.

São Paulo, March 28, 2016.

BOARD OF EXECUTIVE OFFICERS

MERGER PROPOSAL FOR SENDAS DISTRIBUIDORA S.A.

The management of Companhia Brasileira de Distribuição ("Company"), pursuant to Law 6404 of December 15, 1976, as amended ("Brazilian Corporate Law") and CVM Instruction No. 481, of December 17, 2009 , as amended ("CVM Instruction 481"), hereby submits to you, gathered in Extraordinary and Annual Shareholders' Meeting to be held on April 27, 2016, at 10:00 hours ("OEGM") at the headquarters of the Company, located in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Luis Antonio, 3142, Jardim Paulista, CEP 01402-901, this proposal ("Proposal").

1-   PURPOSE

According to the Material Fact of March 3, 2016 the purpose of this proposal is evidencing the terms and conditions related to the corporate transaction of the economic group to which the Company belongs, owns consisting of the partial spin-off of Sendas (as defined below) and incorporation of its spun off assets by the Company ("Partial Spin-Off" or "Transaction").

The information required by Article 8 of the CVM Instruction 481, because the Partial Spin-Off proposal involves related parties, is provided in Exhibit 1 to this Proposal.

2 – TRANSACTION

The Transaction consists of the partial spin-off, pursuant to Articles 227 and 229, Paragraph 3 of the Brazilian Corporation Law, of Sendas Distribuidora S.A., a closed corporation, headquartered in São João de Meriti, State of Rio de Janeiro, at Rua João Antônio Sendas, no. 286, parte, Jardim José Bonifácio, CEP 25565-330, enrolled with enrolled with the Brazilian Register of Corporate Taxpayers from Ministry of Treasury – CNPF/MF – under No 06.057.223/ 0001-71 and the Board of Trade of the State of Rio de Janeiro under NIRE 33.300.272.909 ("Sendas"), a subsidiary of the Company, with the consequent merger of the spun-off assets by the Company, Sendas’ controlling company.

The main terms of the Partial Spin-Off, as required by Article 20-A of CVM Instruction 481, are described in Exhibit 2 to this Proposal.

The Partial Spin-off shall result in the transfer and subsequent merger, by the Company, of assets and liabilities included in the spun-off portion of Sendas ("Spun-Off Assets").

The Partial Spin-off shall not imply change of the Company’s capital stock, since, as a result of the Transaction, part of the interest that the Company has in Sendas shall be canceled and replaced by the assets and liabilities included in the Spun-Off Assets merged into the Company.

2.1  Other conditions applicable to the Transaction

Once the Partial Spin-off is approved by the Company’s shareholders and the Company, in the capacity of shareholder of Sendas, the managements of the companies involved in the Transaction shall practice all acts, registrations and approvals necessary for the implementation of the Partial Spin-Off.

If approved, as described in Partial Spin-Off Protocol, the Transaction shall be effective from May 1, 2016.

3 – DOCUMENTS RELATED TO THE TRANSACTION

3.1 - Protocol

As provided in the Brazilian Corporate Law, the terms and conditions of the Transaction shall be included in the Protocol negotiated and concluded between the management bodies of the companies involved.

Protocol shall include the following information: (i) the evaluation criteria of the shareholders' equity, the valuation base date and the treatment of subsequent changes in equity; (ii) as the succession shall occur in rights and duties due to the Partial Spin-Off; (iii) the corporate actions required to resolve on the Partial Spin-Off; and (iv) all other conditions to which the Partial Spin-Off is subject.

In addition to the protocol, the legislation requires the preparation of grounds for the transaction to be submitted to the general meeting of the companies involved and shall detail: (i) the reasons or purposes of the Partial Spin-Off, and the interest of the Company in carrying out the Transaction; and (ii) the consequent reduction of the capital stock of Sendas upon the cancellation, proportional to the spun-off assets, of a portion of shares held by the Company which shall be replaced by the assets and liabilities included in the Spun-Off Assets, which shall be merged into the Company.

The "Protocol and Reasons for Partial Spin-Off of Senda Distribuidora S.A.", which embodies the terms and conditions and the reasons of the Partial Spin-Off ("Partial Spin-Off Protocol") concluded between the managements of the companies involved in March 28, 2016, is part of this Proposal in the form of Exhibit 3.1.

3.2 - Appraisal Report

The accounting appraisal report of the spun-off assets of Sendas to be transferred to the Company ("Partial Spin-Off Appraisal Report"), Exhibit 3.2 to this Proposal, as provided for in Article 226 of the Brazilian Corporation Law, was prepared by Magalhães Andrade (as defined below), an independent appraisal company hired by the management of the Company. Pursuant to the Brazilian Corporate Law, the hiring of Magalhães Andrade must be ratified by the Sendas’ shareholder.

According to the Appraisal Report, the value of the Spun-Off Asset, assessed on the base date of December 31, 2015 is R$ 7.219.343,34 (seven million, two hundred and nineteen thousand, three hundred and forty-three Reais and thirty-four cents). Under the Partial Spin-Off Protocol, the Company shall bear any changes in equity between the base date of assessment and the effective date of the Partial Spin-Off.

3.3 – Appraiser’s information

The management of the Company for the purposes of Article 21 of the CVM Instruction 481, provides the following information about Magalhães Andrade S/S Auditores Independentes, enrolled with the CNPJ/MF under No. 62.657.242/0001-00, registered in the register  of CRC/SP under No. 2SP000233/O-3, with headquarters in the city of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, No. 1893, 6º andar, conjuntos 61 and 62, Jardim Paulistano, CEP 01452- 001 ( "Magalhães Andrade"), hired as appraisal company responsible for preparing the Assessment Report: (i) recommended Assessor. For the preparation of the Appraisal Report, the management of the Company recommended the hiring of the independent company Magalhães Andrade. (ii) Description of the technical capacity of Magalhães Andrade. (iii) The description of technical capacity of Magalhães Andrade for the preparation of the Appraisal Report makes part of Exhibit 3.3 (ii) to this Proposal.

Work proposal submitted. The work proposed by Magalhães Andrade to the Company is available for consultation by the Shareholders at the Company's headquarters.

Relationship between Magalhães Andrade, the Company and related parties in the last 3 (three) years. The list of the work performed by Magalhães Andrade in the last 3 (three) years is shown in Exhibit 3.3 (iv) to this Proposal.

4 – ABSENCE OF ARTICLE 264 REPORT OF THE BRAZILIAN CORPORATE LAW

Complementing the considerations above, the Company clarifies that the report required by Article 264 of the Brazilian Corporation Law shall not be developed, since, in the context of the Partial Spin-Off, there is no relationship of exchange of shares or interest of the minor shareholders of Sendas to be safeguarded, since the Company owns all Sendas’ shares; and the report provided for in Article 264 of the Brazilian Corporate Law would only have informational value.

5 – CORPORATE APPROVALS

This Proposal was approved by the Board of Directors and recommended by the Company's audit committee in meetings held on March 2, 2016 and March 3, 2016, respectively, as the Minutes that are available to you at the headquarters of the Company and the relevant electronic pages of the Company (www.gpari.com.br/), CVM (www.cvm.gov.br) and BM&FBOVESPA (www.bmfbovespa.com.br).

6 – AMENDMENTS TO THE COMPANY’S BYLAWS

As described in the Partial Spin-Off Protocol, there shall be no amendments to the Company's bylaws as a result of the Transaction.

7 – MATTERS TO BE RESOLVED AT THE EGM

The following matters shall be resolved at the Extraordinary General Meeting:

(i) ratification of the hiring of Magalhães Andrade as a specialized company that carried out the accounting appraisal of the Spun-Off Assets on the base date of December 31, 2015 for purposes of the Transaction;

(ii) approval of the Appraisal Report;

(iii) approval of the merger by the Company, of the Spun-Off Assets; and

(iv) if above matters are approved, authorization and ratification of all actions of the Company's management necessary to effect the resolutions proposed and approved by the shareholders of the Company.

8 – GENERAL PROVISIONS

For these reasons and in accordance with Brazilian Corporate Law, the Bylaws of the Company and the provisions of this Proposal, the management of the Company recommends to you the approval of the Transaction in the OEGM A to be held on April 27, 2016, as well as other matters related to it, as described above.

Finally, the management clarifies that this Proposal, the Appraisal Report and the Partial Spin-Off Protocol are available at the headquarters of the Company, the websites of the Company (www.gpari.com.br/), CVM (www .cvm.gov.br) and BM&FBOVESPA (www.bmfbovespa.com.br).

São Paulo, March 28, 2016

MANAGEMENT

EXHIBIT 1 TO THE MERGER PROPOSAL FOR SENDAS DISTRIBUIDORA S.A.

INFORMATION ON THE RELATED PARTIES
(according to Article 8 of CVM Instruction 481)

1             Name and qualification of the related parties:

Sendas Distribuidora SA, a closed corporation, headquartered in the city of São João do Meriti, State of Rio de Janeiro, in João Antônio Sendas Street, no. 286, parte, Jardim José Bonifácio, CEP 25565-330, enrolled with the CNPJ/MF under No. 06.057.223/0001-71 and the Board of Trade of the State of Rio de Janeiro under NIRE 33.300.272.909.

2             Nature of the relationship of the interested related party with the Company:

The Company is shareholder of the entirety of Sendas’ shares.

3             Number of shares and other securities issued by the Company that are held by the interested related party, directly or indirectly:

Sendas does not hold any stock or other securities issued by the Company.

4             Any existing balances payable and receivable between the parties involved:

The balances of assets and liabilities relating to the agreements between Sendas and the Company, which are described in Exhibit 4.1.2 (v) to the Partial Spin-Off Protocol shall be settled by co-mingling of assets.

5             Detailed description of the nature and extension of the interest concerned:

The proposal of the Partial Spin-Off shall be submitted to the resolution of the Extraordinary and Annual Shareholders' Meeting of the Company to be held on April 27, 2016.

As described in item 2 of the Partial Spin-Off Protocol, the Company has interest in the approval of the Partial Spin-Off, given that the Partial Spin-Off shall result in benefits of equity and financial nature which shall optimize the conduction of the business currently conducted by Sendas, which shall be concentrated in the CBD reducing costs in administrative areas and with the fulfillment of accessory obligations and generating the use of synergies.

Immediately before the Transaction, there shall be another corporate transaction in the group to which the Company and Sendas belong, through which Barcelona Comércio Varejista e Atacadista S.A. a closed corporation, headquartered in the City of São Paulo, State of São Paulo, at Avenida Aricanduva, 5555, Âncora E, Vila Aricanduva, CEP 03527-000, enrolled with the CNPJ/MF under No. 07.170.943/0001-01 at the Board of Trade of the State of São Paulo under NIRE 35.300.320.590 ("Barcelona"), a subsidiary of the company, shall be merged into Sendas.

Such merger shall lead to the increase of Sendas' capital stock in an amount corresponding to the difference between the total book value of Barcelona and the book value of the interest held by Sendas in Barcelona, in that Sendas shares issued as a result of the merger shall be assigned to the Company in replacement with the common shares of Sendas that the Company was the holder, which shall be canceled by the Merger.

6              Recommendation of the management about the proposal, highlighting the advantages and disadvantages of the transaction for the Company:

The management assessed the Partial Spin-Off from the perspective of the interest of the Company and concluded that it serves the best interests of the Company and its shareholders.

Due to the above mentioned, the management believes that the Partial Spin-Off shall benefit all Company’s shareholders, regardless of type or class, and since there shall be no capital increase as a result of the Partial Spin-Off, there shall be no dilution of the interest currently held by shareholders in the capital stock of the Company.

7             If the matter submitted to the approval of the meeting is an agreement subject to the requirements of Article 245 of Law 6404 of 1976.

Not applicable. EXHIBIT 2 TO THE MERGER PROPOSAL FOR SENDAS DISTRIBUIDORA S.A.

INFORMATION ON THE REORGANIZATION
(according to Exhibit 20-A of CVM Instruction 481)

In compliance with the provisions of Article 20-A of CVM Instruction 481, the Company provides the following information for the performance of the Extraordinary and Annual Shareholders' Meeting, to be held on April 27,2016 at 10:00 hours, at its headquarters:

1          Protocol and reasons for the Transaction, pursuant to Articles 224 and 225 of Law 6404 of 1976.

The Partial Spin-Off Protocol is in Exhibit 3.1 to this Proposal.

2             Other covenants, agreements and pre-agreements governing the exercise of the voting rights or transfer of shares of the remaining companies or resulting from the transaction, filed at the company's headquarters or of which the company’s controller is part.

The Company has Shareholders' Agreement, which is duly filed at the headquarters of the Company and available on its website (www.gpari.com.br/), and the websites of CVM (www.cvm.gov.br) and BM&FBOVESPA (www.bmfbovespa.com.br).

3             Description of the transaction, including:

(a)           Terms and conditions:

The Transaction shall include the Spin-Off of Sendas and the merger of the Spun-Off Assets into the Company.

The shareholders' equity of Sendas, to be transferred and mergered into the Company, comprises the assets and liabilities listed in Exhibit 1 to the Appraisal Report ("Spun-Off Assets").

According to the Appraisal Report, the total book value of the Spun-Off Assets is equivalent to  R$ 7.219.343,34 (seven million, two hundred and nineteen thousand, three hundred and forty-three Reais and thirty-four cents), on the base date of December 31, 2015.

The Partial Spin-Off entails the reduction of the capital stock of Sendas. There shall be no increase in the capital stock of the Company, since, due to the merger of the Spun-Off Assets, part of the interest that the Company has in Sendas shall be canceled and replaced with the assets and liabilities included in the Spun-Off Assets merged into the Company.

The balances of assets and liabilities relating to agreements between Sendas and the Company shall be settled by co-mingling of assets.

(b)          Obligations to indemnify: (i) managers of any of the companies involved; (ii) if the transaction does not occur.

Not applicable.

(c)           Comparison table of rights, advantages and restrictions of the shares of the companies involved or arising before and after the transaction.

If the Partial Spin-Off is implemented, part of Sendas' shares shall be canceled in proportion to the Spun-Off Assets.

There shall not be, however, change in the rights and advantages of other shares issued by Sendas or change in the rights and advantages of the common and preferred shares issued by the Company as a result of the Partial Spin-Off.

(d)          Any need for approval by debenture holder or other creditors.

Not applicable.

(e)           Assets and liabilities which shall form each portion of the equity, in the event of Spin-Off.

The Spun-Off Assets consist of the following assets and liabilities elements as described in the Partial Spin-Off Protocol briefly detailed below:

Spun-Off Assets
Assets	R$ 1.626.011.986,91
Liabilities	R$ 1.618.792.643,57
Shareholders’ equity	R$ 7.219.343,34

(f)            Intention of the companies resulting from obtaining the registration from the securities issuer.

The Company already has registration of the securities issuer before CVM. Sendas does not intend to get such registration.

4             Plans for the conduction of corporate business, especially with regard to specific corporate events intended to be promoted.

The Partial Spin-Off shall not change the conduction of the corporate business of the Company, since it represents the mere replacement of the equity interest of the Company in Sendas with assets and liabilities included in the Spun-Off Assets.

5             Analysis of the following aspects of transaction:

(a)         Description of the main expected benefits, including: (i) synergies, (ii) tax benefits; and (iii) strategic advantages.

The Partial Spin-Off is aligned with the optimization strategy of the corporate and business structures of the group to which the Company and Sendas belong. This is intended to reduce costs in administrative areas and the fulfillment of accessory obligations and generate use of synergies, which shall result in benefits of equity and financial nature for the Company and Sendas.

(b)           Costs

The Company’s management estimates that the costs with the implementation of the Partial Spin-Off shall be, approximately, R$ 300.000,00 (three hundred thousand Reais), including the expenses with publications, auditors, appraisers, lawyers and other professional hired to provide assistance to the Transaction.

(c)            Risk factors

With the Partial Spin-Off, the business currently conducted by Sendas is intend to be transferred in order to concentrate them in the CBD and take advantage of the synergies with this integration. This integration process may result in difficulties of transactional, commercial, financial, contractual and technological nature, which can make that the expected synergies are not used, or unforeseen losses or expenses occur.

The management of the Company may therefore not be able to successfully implement the desired integration, or to obtain expected returns on Investments on the Partial Spin-Off, which may adversely affect the Company.

(d)           In the case of Transaction with a related party, any options that could have been used to achieve the same purposes, indicating the reasons why those options were rejected.

Not applicable. The Company carried out general studies on the options that could have been adopted as an alternative to the Partial Spin-Off, analyzing and comparing all the options, concluding that the Partial Spin-Off, as presented in this Proposal, is the more efficient option, compatible with the purposes and expectations of the Company.

(e)            Exchange ratio

Not applicable, given that there shall not be capital increase of the Company as a result of the Partial Spin-Off.

(f)            In transactions involving parent companies, subsidiaries or companies under common control:

(i)            Shares exchange ratio calculated in accordance with Article 264 of Law 6404 of 1976.

Not applicable. See item 5(e) above.

(ii)          Detailed description of the process of negotiation of the exchange ratio and other terms and conditions of the transaction.

Not applicable. See item 5(e) above.

(iii)        If the transaction was preceded in the last 12 (twelve) months of an acquisition of control or acquisition of an interest in a controlling block: (a) benchmarking of the exchange ratio and the price paid in the acquisition of control; and (b) Reasons for any differences in assessment in different transactions.

Not applicable. See item 5(e) above.

(iv)         Justification of why the exchange ratio is commutative with the description of the procedures and criteria adopted to ensure the interchangeability of the transaction or, if the exchange ratio is not commutative, detailing of the payment or equivalent measures taken to ensure adequate compensation.

Not applicable. See item 5(e) above.

6             Copy of the Minutes of all meetings of the Board of Directors, Fiscal Council and special committees on which the transaction was discussed, including any dissenting votes.

The Minutes of the meetings of the Board of Directors and the Fiscal Council of the Company that discussed and/or approved the terms of the Partial Spin-Off are in Exhibit 2(6) to this Proposal.

These Minutes were also available at the headquarters of the Company and the websites of the Company (www.gpari.com.br/), CVM (www.cvm.gov.br) and BM&FBOVESPA (www.bmfbovespa.com.br).

7             Copy of studies, presentations, reports, views, opinions and assessment reports of the involved in the transaction available to the controlling shareholder at any stage of the transaction.

The Appraisal Report is in Exhibit 3.2 to this Proposal.

7.1         Identification of possible conflicts of interest between the financial institutions, companies and professionals who have prepared the documents mentioned in item 7 and the companies involved in the transaction.

No conflicts.

8             Bylaws drafts or statutory amendments of companies resulting from the transaction.

The Company's bylaws will not change as a result of the Partial Spin-Off.

As a result of the Partial Spin-Off, the capital stock of Sendas shall be reduced and shall go from R$ 2.704.505.394,00 (two billion, seven hundred and four million, five hundred and five thousand three hundred and ninety-four Reais), divided into 1.848.980.048 (one billion, eight hundred forty-eight million, nine hundred and eighty thousand and forty-eight) common shares, with no par value to R$ 2.697.286.050,00 (two billion, six hundred ninety-seven million, two hundred and eighty-six thousand and fifty Reais), divided into 1.842.676.943 (one billion, eight hundred forty-two million, six hundred and seventy-six thousand, nine hundred and forty-three) common shares, without par value, all owned by the Company. As a result, the bylaws of Sendas shall be amended to reflect the following new wording of caput of Article 4:

"Article 4. The capital stock of the Company fully paid in national currency, credit and/or assets, is R$ 2.697.286.050,00 (two billion, six hundred ninety-seven million, two hundred and eighty-six thousand and fifty Reais), divided into 1.842.676.943 (one billion, eight hundred forty-two million, six hundred and seventy-six thousand, nine hundred and forty-three) common shares, with no par value."

9              Financial statements used for the purposes of the transaction, in accordance with specific standards.

Due to the provisions of Article 10 of CVM Instruction 565, of June 15, 2015 ("CVM Instruction 565"), this item does not apply to the Company, considering that there shall be no capital increase, exchange ratio between the shares of Sendas and the Company's shares or dilution of the shareholders of the Company’s shareholders.

Regarding Sendas, the Partial Spin-Off shall be held considering the book value of the Spun-Off Assets, as reflected in Sendas’ Balance Sheet on the reference date of December 31, 2015, which is in Exhibit 1 to the Appraisal Report contained in Exhibit 3.2 to this Proposal.

10           Financial statements prepared pro forma for the purposes of the transaction, in accordance with specific standards.

Not applicable, under the provisions of Article 10 of the CVM Instruction 565, considering that there shall be no dilution of the Company's shareholders as a result of the Partial Spin-Off.

11           Document containing information about the companies directly involved that are not public companies.

The current version of Sendas’ bylaws is in Exhibit 2(11) to this Proposal. Given that the Company owns all of the Sendas’ shares, the information required in item (a) to (d) of this item are already reflected in the Company's Reference Form.

12           Description of capital structure and control after the transaction, in accordance with item 15 of the Reference Form.

Not applicable, since there shall be no change in the capital structure and control of the Company after the Partial Spin-Off.

13           Number, class, kind and type of securities of each company involved in the transaction held by any other companies involved in the transaction, or persons related to these companies, as defined by the standards that deal with public offer for acquisition of shares.

The securities held by companies involved in the Partial Spin-Off and by related people are:

(i)            Company in Sendas: 1.848.980.048 (one billion, eight hundred forty-eight million, nine hundred and eighty thousand and forty-eight) common shares (already considered the capital increase resulting from the merger of Barcelona - see item 5 of Exhibit 1 to this Proposal); and

(ii)           Wilkes Participações S.A. (controlling company of the Company) in the Company: 94.019.178 common shares.

14           Exposure of any of the companies involved in the transaction, or related people, as defined by the standards that deal with public offer for acquisition of shares in derivatives related to securities issued by other companies involved in the transaction.

Not applicable.

15           Report covering all business executed in the last 6 (six) months by the persons listed below with securities issued by the companies involved in the transaction.

Not applicable.

16           Document through which the Special Independent Committee has submitted its recommendations to the Board of Directors, if the transaction has been negotiated in accordance with the Guidance Opinion CVM 35, 2008.

Not applicable.

EXHIBIT 3.1 TO THE MERGER PROPOSAL FOR SENDAS DISTRIBUIDORA S.A.

PROTOCOL AND JUSTIFICATION FOR PARTIAL SPIN-OFF OF SENDAS DISTRIBUIDORA S.A.

By this private instrument:

(1)          SENDAS DISTRIBUIDORA S.A., a closed corporation, headquartered in São João de Meriti, State of Rio de Janeiro, at Rua João Antônio Sendas no. 286, parte, enrolled with the Brazilian Register of Corporate Taxpayers from Ministry of Treasury – CNPF/MF – under No. 06.057.223/ 0001-71 and at the Board of Trade of the State of Rio de Janeiro under NIRE 33.300.272.909, herein represented pursuant to its Bylaws ("Sendas"); and

(2)          COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO, an open stock corporation, headquartered in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Luís Antônio, 3142, CEP 01402-901, enrolled with the CNPJ/ MF under No. 47.508.411/ 0001-56 and the Board of Trade of the State of São Paulo ("JUCESP") under NIRE 35.300.089.901, herein represented pursuant to its Bylaws ("CBD", and when referred to jointly with Sendas, "Parties" and individually as "Party").

DECIDE, pursuant to the provisions of Articles 224, 225, 227 and 229 of Law 6.404 of December 15, 1976, as amended ("Brazilian Corporate Law"), to enter into this Protocol and Justification of Partial Spin-Off ("Protocol"), to govern the terms and conditions of the partial spin-off of Sendas, followed by the merger of the spun-off portion, as shown below, by CBD ("Partial Spin-Off"), subject to the approvals mentioned in Clause 4.2. below.

1             Purpose

The Protocol aims to establish the foundations of the Partial Spin-Off proposal, with the subsequent assignment to the CBD of Sendas assets, as provided for in Article 229, Paragraph 3 of the Brazilian Corporation Law and the spun-off assets for the merger by the Receiver, effective as of May 01, 2016.

2             Justification and interest of the Parties in the implementation of the Partial Spin-Off

The management of Sendas and CBD understand that, if approved, the Partial Spin-Off will result in the transfer and subsequent merger into the CBD, of part of Sendas’ assets and liabilities, which shall optimize the conduction of the business currently conducted by Sendas, which shall be concentrated in CBD, and the business currently conducted by Barcelona, which shall be concentrated in Sendas, reducing costs in administrative areas and with the compliance with accessory obligations, generating the use of synergies.

3             Assessment of the Spun-Off Assets

3.1         Spun-Off Assets. As a result of the Partial Spin-Off, part of the shareholders' equity of Sendas, comprising the assets and liabilities described in the Report (as defined below), including, but not limited to those listed in Exhibit 3.1 to this Protocol ("Transferred Items") shall be vested and merged into CBD ("Spun-Off Assets").

3.2         Assessment. The Parties agree that, in accordance with the appraisal report of Exhibit 3.2 to this Protocol ("Report"), the book value of the Spun-Off Assets was assessed by MAGALHÃES ANDRADE S/S AUDITORES INDEPENDENTES, registered with the Regional Accounting Council of the State of São Paulo, under No. 2SP000233/O-3 and the CNPJ/MF under No. 62.657.242/0001-00, headquartered in the City of São Paulo, State of São Paulo, at Av. Brigadeiro Faria Lima, 1.893, 6o andar, conjuntos 61 and 62, Jardim Paulistano, CEP 01451-001 ("Appraiser"), on the reference date of December 31, 2015 based on the Balance Sheet prepared by Sendas management on the same date and for this specific purpose. According to the Report, the total book value of the Spun-Off Assets, intended for merger into the CBD is equivalent to R$ 7.219.343,34 (seven million, two hundred and nineteen thousand, three hundred and forty-three Reais and thirty-four cents) .

3.3         Equity Variations. The equity variations occurring in the Spun-Off Assets transferred to CBD between the assessment date and the date of merger of the Spun-Off Assets by CBD, if any, shall be absorbed by CBD and directly recorded in its financial statements.

3.4         Conflict. The Appraiser has declared it has no interest, direct or indirect, in the Parts or with regard to Partial Spin-Off itself, which could prevent or affect the preparation of the Report requested to it for purposes of the Partial Spin-Off.

4             Overview of the Partial Spin-Off

If the proposal for the Partial Spin-off is approved, the Partial Spin-Off shall be implemented according to the following bases:

4.1         Capital Stock

4.1.1        Current composition.

(i)            Sendas' capital stock, fully subscribed and paid-up, is currently R$ 1.935.172.983,00 (one billion, nine hundred thirty-five million, one hundred and seventy-two thousand, nine hundred and eighty-three Reais) divided into 1.177.287.046 (one billion, one hundred seventy-seven million, two hundred and eighty-seven thousand and forty-six) common shares, without par value, all held by CBD;

(ii)           On the same date and prior to the implementation of the Partial Spin-Off, Barcelona Comércio Varejista e Atacadista S.A. (“Barcelona”), a subsidiary of Sendas, shall be merged into Sendas ("Merger"). As a result of the Merger, Sendas’ capital stock will be R$ 2.704.505.394,00 (two billion, seven hundred and four million, five hundred and five thousand three hundred and ninety-four Reais); and

(iii)          CBD’s capital stock, fully subscribed and paid-up, is R$ 6.806.129.356,79 (six billion, eight hundred and six million, one hundred and twenty-nine thousand, three hundred fifty-six Reais and seventy-nine cents), divided into 265.701.713 (two hundred sixty-five million, seven hundred and one thousand, seven hundred and thirteen) registered shares with no par value, from which (a) 99.679.851 (ninety-nine million six hundred seventy-nine thousand, eight hundred fifty-one) are common shares; and (b) 166.021.862 (one hundred sixty-six million, twenty-one thousand, eight hundred sixty-two) are preferred shares.

4.1.2.     Consequences of the Partial Spin-Off for the Parties. If the Partial Spin-Off is approved:

(i)            Sendas’ capital stock shall be reduced by R$ 7.219.343,00 (seven million, two hundred and nineteen thousand, three hundred and forty-three Reais) through the cancellation of 6.303.104 (six million, three hundred and three thousand, one hundred and four) registered common shares, without par value, held by CBD;

(ii)           Thus, Sendas’ capital shall increase from R$ 2.704.505.394,00 (two billion, seven hundred and four million, five hundred and five thousand three hundred and ninety-four Reais), divided into 1.848.980.048 (one billion, eight hundred and forty-eight million, nine hundred and eighty thousand and forty-eight) registered common shares, with no par value to R$ 2.697.286.050,00 (two billion, six hundred ninety-seven million, two hundred eighty-six and fifty thousand Reais), divided into 1.842.676.943 (one billion, eight hundred forty-two million, six hundred and seventy-six thousand, nine hundred and forty-three) registered common shares, without par value, all held by CBD. As a result, Sendas bylaws shall be amended to reflect the following new wording of caput of Article 4:

"Article 4. The capital stock of the Company, fully paid-up in national currency, credit and/or assets, is R$ 2.697.286.05,.00 (two billion, six hundred ninety-seven million, two hundred and eighty-six thousand and fifty Reais) divided into 1.842.676.943 (one billion, eight hundred forty-two million, six hundred and seventy-six thousand, nine hundred and forty-three) registered common shares, with no par value."

(iii)          CBD’s capital stock shall not be amended, since, as a result of the Partial Spin-Off, part of the interest that the CBD has in Sendas shall be canceled and replaced with assets and liabilities included in the Spun-Off Assets;

(iv)         There will be no amendment of CBD bylaws as a result of the Partial Spin-Off; and

(v)          The balances of assets and liabilities relating to agreements between Sendas and CBD, which are described in Exhibit 4.1.2(v) to this instrument, shall be settled by co-mingling of assets.

4.2         Conditions for the implementation of the Partial Spin-Off. The implementation of the Partial Spin-Off, with the version of the Spun-Off Assets for merger into CBD, the appointment of the Appraiser, the approval of the Report and other terms and conditions of this Protocol have been approved by Board of Directors of CBD, on March 3, 2016 and are subject to approval or ratification, as applicable, of CBD’s and Sendas’ shareholders.

4.3         Justification of Partial Spin-Off. CBD shall succeed Sendas only in the rights and obligations transferred to it as part of the Spun-Off Assets, without solidarity with Sendas, under Articles 229, paragraph 1 and 233, sole paragraph of the Brazilian Corporate Law. The Partial Spin-Off shall be effective as of May 01, 2016.

4.4         Refund value. Given that CBD is Sendas’ unique shareholder, the right of refunding does not apply.

4.5         Interest in the capital stock of the Parties. As described in item 4.1.2 above, part of the shares that CBD holds in Sendas’ capital shall be canceled as a result of the Partial Spin-Off.

5             GENERAL PROVISIONS

5.1         Severability. If any court holds any of the provisions in this Agreement invalid or unenforceable, such invalidity or unenforceability shall not affect the validity and enforceability of the remaining provisions, which shall be fully complied with, and the Parties agree to exert their best efforts to validly adjust in order to ensure same effects of the invalid or unenforceable provision.

5.2         Entire Agreement, exhibits and amendments. This Protocol and its exhibits include all the understandings and covenants of the management of the Parties, as applicable, with respect to the matters covered herein. This Protocol and its exhibits may only be amended or added by instrument in writing signed by all the managers of the Parties.

5.3         Registration. Approved the Partial Spin-Off by the shareholder of Sendas’ and CBD’ shareholders, CBD management shall be responsible for promoting the filing and publication of all acts relating to the Partial Spin-Off, pursuant to Article 229, paragraph 4 of the Brazilian Corporate Law

5.4         Applicable Law. This Agreement shall be governed and construed by the laws of the Federative Republic of Brazil.

5.5         Recommendation. In light of the above elements, including all requirements of Articles 224 and 225 of the Brazilian Corporate Law, it is understood that the Partial Spin-off meets the interests of the Parties and their shareholders, reason why its implementation is recommended.

And, in witness whereof, the parties sign the present instrument in six (6) counterparts of same form and content, in the presence of the two (2) undersigned witnesses.

São Paulo, March 28, 2016

[Page of signatures of the Protocol and Justification of the Partial Spin-Off of Sendas Distribuidora S.A. dated as of March 28, 2016]

SENDAS DISTRIBUIDORA S.A.

_________________________________ Luiz Elísio Castello Branco de Melo CEO	____________________________________ Antonio Sergio Salvador dos Santos Officer

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

_________________________________ Antonio Sergio Salvador dos Santos HR Vice-President Officer	____________________________________ Christophe José Hidalgo Financial Vice-President Officer

WITNESSES:

Name: ID: CPF:	Name: ID: CPF:

EXHIBIT 3.1 to the Spin-Off Protocol

Transferred Items

(a)       Intellectual Property

Ref. of the case	Official number	Brand	Product & service specification	Storage date	Registration date	Validity date	Status of the case
M267960	200026909		18 Backpacks and bags [included in this class].	01/27/1999	08/27/2002	08/27/2022	Registered.
M267961	200026917		25 Women’s, men's and children’s shoes and clothing [included in this class].	01/27/1999	08/27/2002	08/27/2022	Registered.
M267962	821368737

03

Abrasives, acetone to remove nail polish, bleach, fabric softeners, anil, lipstick, floor wax, dye for laundry, conditioners, eyebrow pencils, shaving cream, creams for embellishment and makeup, hair and skin cleaning and beauty creams, toothpaste, deo-cologne, deodorant, skin emulsion, nail polish, essence for perfumes, hair fixers, gel, makeup pencil, carpet, rug and glass cleaners, soda lixivium, hair lotions, facial masks, cleaning oil, fragrance oil, face powder, perfumes, rouge, laundry products, cloth bleaching products, bar, liquid and powder soap, detergents and soaps, scented salts, shampoos, soaps, talcum powder, hair dyes and stain remover for clothing.

				01/27/1999	09/13/2005	09/13/2025	Registered.
M267963	821368745		10 Baby bottles and nipples.	01/27/1999	09/13/2005	09/13/2025	Registered.
M267964	821368753		16 Baby diapers.	01/27/1999	08/27/2002	08/27/2022	Registered.
M267965	822546353		30 Easter eggs.	02/23/2000	07/18/2006	07/18/2016	Registered.
M267967	828747237		35 Advertising and sale of supermarket products.	09/28/2006			Halted
M267968	823468330	+ EM CONTA!

03

Abrasives, bleach, fabric softeners, anil, lipstick, floor wax, dye for laundry, conditioners, eyebrow pencils, shaving cream, creams for embellishment and makeup, hair and skin cleaning and beauty creams, toothpaste, deo-cologne, disinfectants, deodorant, skin emulsion, nail polish, essence for perfumes, hair fixers, gel, makeup pencil, carpet, rug and glass cleaners, soda lixivium, hair lotions, facial masks, cleaning oil, fragrance oil, face powder, perfumes, rouge, laundry products, cloth bleaching products, bar, liquid and powder soap, detergents and soaps, scented salts, shampoos, soaps, talcum powder, hair dyes and stain remover for clothing.

				12/12/2000			Denied. Appeal filed. Pending decision from the INPI.
M267969	823468348	+ EM CONTA!	21 Sink cleaner, brushes [included in this class], big brushes, scrubbers, dusters, dishcloth, wiping waste, polishing gloves, gloves, steel wool, floorcloths, water squeegees and brooms.	12/12/2000			Denied. Appeal filed. Pending decision from the INPI.
M267970	823468356	+ EM CONTA!

29

Processed almond, processed peanut, anchovy, tuna, poultry, olive oil, bacon, lard, French fries, dried banana, banana jam, potato dumpling, vegetable stock cubes, stock cubes, shrimp (dead), preserved, canned and salt-cured meat, caviar, pickled onion, sauerkraut, cheese curds, coconut candy, dried coconut, pickled mushroom, compote, peanut cream or butter, whipped cream, butter cream, croquettes, preserved candy, milk-based candy, preserved pea, beef stock cubes, liver, fish fillet, candied fruit, dried fruit, sliced fruit, jam, guava jam, animal fat, vegetable oil, yogurt, lobster (died), canned legumes, boiled legumes, dried legumes, milk, powder milk, soy milk, lentil, sausage, butter, cocoa butter, coconut butter, “maria mole” candy, “mariola” candy, clams (died), quince preserves, mussel (died), meat sauce, prepared nuts, cooking oil, eggs, powder eggs, peanut candy, liver pâté, fruit pieces, dried fish, salted fish, pickled cucumber, peanut candy, pickles, lollipop, fruit pulp, soup ingredients, ham, tomato mash, “quebra-queixo” candy, cheese in general, fruit salad, vegetable salad, salty (meat), salmon, sausage, sardine, soups in general, milk whey, tomato juice, meringue, date, insides, raisin (dried grape) and preserved truffles.

				12/12/2000			Denied. Appeal filed. Pending decision from the INPI.
M267971	823468372	+ EM CONTA!

31

Almond, peanut, rice, oatmeal, oat, olive, chestnut, cocoa, coconut, non-processed cereal, pea, fava bean, bean (grain), fresh fruit, citrus fruits, chickpea, fresh greenery, orange, fresh vegetables, fresh lentil, lemon, corn, nuts, bell pepper, edible root, wheat and fresh green vegetables [all included in this class].

				12/12/2000			Denied. Appeal filed. Pending decision from the INPI.
M267972	823227510	BABY MARREQUINHO

03

lipsticks, conditioners, eyebrow pencil, shaving cream, creams for embellishment and makeup, hair and skin cleaning and beauty creams, toothpaste, deo-cologne, deodorant, skin emulsion, nail polish, essence for perfumes, hair fixers, gel, makeup pencil, hair lotions, facial masks, cleaning oil, fragrance oil, face powder, perfumes, rouge, detergents and soaps, scented salts, shampoos, soaps, talcum powder, hair dyes.

				10/13/2000	12/05/2006	12/05/2016	Registered.
M267973	815331339	BEEF PLACE RESTAURANT	38-60 Catering services.	01/04/1990	05/04/1993	05/04/2023	Registered.
M267974	815331347	BEEF PLACE SENDAS	38-60 Catering services.	01/04/1990	05/04/1993	05/04/2023	Registered.
M267975	825316065	BIO NATIVE	29 Fruits, legumes and vegetables (organic, boiled, dry and frozen), candied fruit and fruit jam (light and organic), fruit pulp and egg.	02/18/2003			Halted.
M267976	825316073	BIO NATIVE	30 Non-processed cereal, in particular rice and wheat for bulgar.	02/18/2003			Halted.
M267977	825316081	BIO NATIVE	31 Bean, fruits, fresh and organic legumes and vegetables.	02/18/2003			Halted.
M267978	825316090	BIO NATIVE	32 Non-alcoholic beverage, specially organic and natural fruit juices.	02/18/2003			Halted.
M267979	823790843	BIOFORÇA

03

lipsticks, conditioners, eyebrow pencil, shaving cream, creams for embellishment and makeup, hair and skin cleaning and beauty creams, toothpaste, deo-cologne, deodorant, skin emulsion, nail polish, essence for perfumes, hair fixers, gel, makeup pencil, hair lotions, facial masks, cleaning oil, fragrance oil, face powder, perfumes, rouge, detergents and soaps, scented salts, shampoos, soaps, talcum powder, hair dyes.

				02/08/2001			Denied. Appeal filed. Pending decision from the INPI.
M267980	823489019	BIONATIVE	29 Dehydrated fruits, legumes and vegetables.	12/26/2000			Halted
M267981	823489027	BIONATIVE	30 Cereals specially granola, cookies, salt and honey.	12/26/2000			Halted
M267982	823489035	BIONATIVE	31 Non-processed cereals; fresh fruits, legumes and vegetables.	12/26/2000			Halted
M267983	824645359	BIONATIVE

29

Processed almond, processed nut, anchovy, tuna, poultry, olive oil, bacon, lard, French fries, dried banana, banana jam, potato dumpling, vegetable stock cubes, stock cubes, shrimp (dead), preserved, canned and salt-cured meat, caviar, pickled onion, sauerkraut, cheese curds, coconut candy, dried coconut, pickled mushroom, compote, peanut cream or butter, whipped cream, butter cream, croquettes, preserved candy, milk-based candy, preserved pea, beef stock cubes, liver, fish fillet, candied fruit, sliced fruit, jam, jelly, guava jam, animal fat, vegetable oil, yogurt, lobster (died), canned legumes, boiled legumes, dried legumes, milk, powder milk, soy milk, lentil, sausage, butter, cocoa butter, coconut butter, “maria mole” candy, “mariola” candy, clams (died), quince preserves, mussel (died), meat sauce, prepared nuts, cooking oil, eggs, powder eggs, peanut candy, liver pâté, fruit pieces, dried fish, salted fish, pickled cucumber, peanut candy, pickles, lollipop, fruit pulp, soup ingredients, ham, tomato mash, “quebra-queixo” candy, cheese in general, fruit salad, vegetable salad, salty (meat), salmon, sausage, sardine, soups in general, milk whey, tomato juice, meringue, date, lupine bean, tapas, raisin (dried grape) and preserved truffles and truffles.

				06/10/2002			Halted
M267984	828011150	BIONATIVE

30

pasta, cookies, crackers; cakes; noodle, powder and cake batter, bread, cheese bread, puff pastry, pastry (pastry shop), pastry shop , petit fours [ pastry shop ], pizzas, sandwiches, pies, flour-made food; yeast; flour included in this class for food use; yeast for pasta, sugar, natural sweetener, peanut candy, starch products for food use, starch for food use, flavor ingredients for food use, rice, vanilla [flavoring], tea-made beverages, chocolate-made beverages, bonbon, mil and cocoa beverages, cocoa products, caramel {candy}, curry [spices], coffee, tea, chocolate, spices included in this class, sweets, sweets for Christmas tree decoration, ingredients for shipping, cream {cooking}, ingredients for cold products, edible decoration for cakes, candies [sweets], spices, essence for food {except for ethereal oil and essential oil}, flavourizer included in this class (except for essential oil) fondants [sweets], edible cold products, ingredients to prepare edible cold products, ice (natural or artificial), honey for human consumption [except for medicinal use], fruit jam [sweet], glucose for food use, gluten for food use, chewing gums, except for medicinal use, non-medicinal infusions, cold yogurt, ketchup [sauce], mayonnaise, honey, molasses syrup, molasses for food use, mint for candy, crushed corn, popcorn, toasted corn, sauces [spices], tomato sauce, mustard, muesli, nutmeg, milk-based flour meals [oatmeal], drops [sweet], mixed pickles [spice], pepper, bell pepper [spice], propolis for human consumption, pudding, quiches, sago, salt, salt for food conservation, semolina for human consumption, vinegar, meat essence, semolina, soybean sauce, ice cream, ingredients for ice cream, ingredients to prepare ice cream, tabbouleh , tapioca, spice [seasoning], spice.

				12/19/2005			Halted
M267985	828011168	BIONATIVE

30

pasta, crackers; cakes; noodle, powder and cake batter, bread, cheese bread, puff pastry, pastry (pastry shop), pastry shop , petit fours [ pastry shop ], pizzas, sandwiches, pies, flour-made food; yeast; flour included in this class for food use; yeast for pasta, sugar, natural sweetener, peanut candy, starch products for food use, starch for food use, flavor ingredients for food use, rice, vanilla [flavoring], tea-made beverages, chocolate-made beverages, bonbon, mil and cocoa beverages, cocoa products, caramel {candy}, curry [spices], coffee, tea, chocolate, spices included in this class, sweets, sweets for Christmas tree decoration, ingredients for shipping, cream {cooking}, ingredients for cold products, edible decoration for cakes, candies [sweets], spices, essence for food {except for ethereal oil and essential oil}, flavourizer included in this class (except for essential oil) fondants [sweets], edible cold products, ingredients to prepare edible cold products, ice (natural or artificial), honey for human consumption [except for medicinal use], fruit jam [sweet], glucose for food use, gluten for food use, chewing gums, except for medicinal use, non-medicinal infusions, cold yogurt, ketchup [sauce], mayonnaise, molasses syrup, molasses for food use, mint for candy, crushed corn, popcorn, toasted corn, sauces [spices], tomato sauce, mustard, muesli, nutmeg, milk-based flour meals [oatmeal], drops [sweet], mixed pickles [spice], pepper, bell pepper [spice], propolis for human consumption, pudding, quiches, sago, salt, salt for food conservation, semolina for human consumption, vinegar, meat essence, semolina, soybean sauce, ice cream, ingredients for ice cream, ingredients to prepare ice cream, tabbouleh , tapioca, spice [seasoning], spice.

				12/19/2005			Halted
M267986	816354278	BON JARDIM	10-10 Seeds, seedlings, plants and natural flowers.	08/08/1991	03/02/1993	03/02/2023	Registered.
M267987	815134860	BON MARCHÉ	35 Food distribution services.	09/18/1989	08/13/1991	08/13/2021	Registered.
M267988	815333064	BON MARCHÉ	40-15 Auxiliary services for the sale of products, including import and export.	08/01/1990	03/01/1995	03/01/2025	Registered.
M267989	815414080	BON MARCHÉ

03-10, 20, 30

Laundry products, cleaning products and tools, except for products for personal and industrial use; perfumery and hygiene products, and vanity items in general; hygiene products, without therapeutic application, for animal use.

				02/22/1990	05/05/1992	05/05/2022	Registered.
M267990	815414099	BON MARCHÉ	04-10, 30 Lubricant oil, grease and fuel in general; non-electrical lightning items.	02/22/1990	05/05/1992	05/05/2022	Registered.
M267991	815414102	BON MARCHÉ	10-10 Seeds, seedlings, plants and natural flowers.	02/22/1990	06/16/1992	06/16/2022	Registered.
M267992	815414110	BON MARCHÉ	16-10, 20, 30 Paper and cardboard; books, albums, paper molds and prints in general; office supplies, learning and drawing material.	02/22/1990	04/07/1992	04/07/2022	Registered.
M267993	815414129	BON MARCHÉ	19-10, 30, 40 Construction and paving materials in general; sinks, sanitary equipment and similar items; items used in hydraulic installations.	02/22/1990	04/07/1992	04/07/2022	Registered.
M267994	815414137	BON MARCHÉ	21-10, 20 Animal feed; animal products.	02/22/1990	06/16/1992	06/16/2022	Registered.
M267996	815414145	BON MARCHÉ	24-10, 30 Fabrics in general; bed, household linen; textile items for cleaning.	02/22/1990	04/07/1992	04/07/2022	Registered.
M267997	815414153	BON MARCHÉ	29-10, 20, 30 Beef, poultry and egg for food; fish and other seafood; fruits, vegetables, legumes and cereals.	02/22/1990	10/13/1992	10/13/2022	Registered.
M267998	815414161	BON MARCHÉ	29-40, 50 Edible fat and oil; seasoning, spices and food essences.	02/22/1990	10/13/1992	10/13/2022	Registered.
M267999	815414170	BON MARCHÉ	30-10, 20 Coffee; herbs for infusion.	02/22/1990	06/16/1992	06/16/2022	Registered.
M268000	815414188	BON MARCHÉ	31-10, 20, 30 Dairy products in general; butter; soy milk.	02/22/1990	10/13/1992	10/13/2022	Registered.
M268001	815414196	BON MARCHÉ	32-10, 20 Pasta in general; flour and yeast in general.	02/22/1990	06/16/1992	06/16/2022	Registered.
M268002	815414200	BON MARCHÉ	33-10, 20 Candies and ingredients for candy production in general; sugar and sweetener in general.	02/22/1990	06/16/1992	06/16/2022	Registered.
M268003	815414218	BON MARCHÉ	35-10, 20 Beverages, syrups and concentrated juice; substances to produce beverages in general.	02/22/1990	06/16/1992	06/16/2022	Registered.
M268004	815414226	BON MARCHÉ	38-60 Catering services.	02/22/1990	04/07/1992	04/07/2022	Registered.
M268005	815414234	BON MARCHÉ	40-15 Auxiliary services for the sale of products, including import and export.	02/22/1990	07/02/1996	07/02/2016	Registered.
M268006	815487290	BON MARCHÉ	33-10, 20 Clothes and clothing accessories for regular use; clothes and clothing accessories for sports; clothes and clothing accessories for professional use.	04/09/1990	07/14/1992	07/14/2022	Registered.
M268007	815487304	BON MARCHÉ	25-40, 50, 60 Clothes and clothing accessories for correction, protection and security; disposable clothes and clothing accessories in general; travel items.	04/09/1990	07/14/1992	07/14/2022	Registered.
M268008	816882690	BON MARCHÉ	25-10, 20, 30 Clothes and clothing accessories for regular use; clothes and clothing accessories for sports; clothes and clothing accessories for professional use.	09/09/1992	01/25/1994	01/25/2024	Registered.
M268009	816882703	BON MARCHÉ	25-40, 50, 60 Clothes and clothing accessories for correction, protection and security.	09/09/1992	01/25/1994	01/25/2024	Registered.
M268010	816882711	BON MARCHÉ	31-10, 20, 30 Dairy products in general; butter; soy milk.	09/09/1992	01/25/1994	01/25/2024	Registered.
M268012	827075464	CAFÉ GIRO THE TASTE OF BRAZIL	30 Coffee.	11/16/2004			Denied. Appeal filed. Pending decision from the INPI.
M268013	006721273	COMENDADOR	29-30 Fruits, vegetables, legumes and cereals.				Pending deposit
M268014	828122385	DROGARIA SENDAS	35 Sale of drugstore products.	02/01/2006	03/11/2008	03/11/2018	Registered.
M268015	827562837	ECONOMISTA DO LAR	Marketing campaign targeted at the agency of labor upon hiring of housewives.	06/20/2005			Denied. Appeal filed. Pending decision from the INPI.
M268016	829523707	ECONOMISTAS DO LAR SENDAS	35 Marketing campaign targeted at the agency of labor upon hiring of housewives.	12/27/2007			Halted
M268017	823288153	EMPORIUM NATAL	28 Christmas decoration included in this class.	09/25/2000	12/05/2006	12/05/2016	Registered.
M268018	821221841	ESPAÇO GOURMET	43 Catering services.	11/18/1998	05/21/2002	05/21/2022	Registered.
M268019	821367293	ESPAÇO GOURMET	43 Catering services.	01/25/1999	05/28/2002	05/28/2022	Registered.
M268020	821367307	ESPAÇO GOURMET	43 Catering services.	01/25/1999	08/27/2002	08/27/2022	Registered.
M268021	824640799	ESPAÇO GOURMET

Processed almond, processed nut, anchovy, tuna, poultry, olive oil, bacon, lard, French fries, dried banana, banana jam, potato dumpling, vegetable stock cubes, stock cubes, shrimp (dead), preserved, canned and salt-cured meat, caviar, pickled onion, sauerkraut, cheese curds, coconut candy, dried coconut, pickled mushroom, compote, peanut cream or butter, whipped cream, butter cream, croquettes, preserved candy, milk-based candy, preserved pea, beef stock cubes, liver, fish fillet, candied fruit, sliced fruit, jam, jelly, guava jam, animal fat, vegetable oil, yogurt, lobster (died), canned legumes, boiled legumes, dried legumes, milk, powder milk, soy milk, lentil, sausage, butter, cocoa butter, coconut butter, “maria mole” candy, “mariola” candy, clams (died), quince preserves, mussel (died), meat sauce, prepared nuts, cooking oil, eggs, powder eggs, peanut candy, liver pâté, fruit pieces, dried fish, salted fish, pickled cucumber, peanut candy, pickles, lollipop, fruit pulp, soup ingredients, ham, tomato mash, “quebra-queixo” candy, cheese in general, fruit salad, vegetable salad, salty (meat), salmon, sausage, sardine, soups in general, milk whey, tomato juice, meringue, date, lupine bean, tapas, raisin (dried grape) and preserved truffles and trouts.

				06/06/2002			Denied. Appeal against denial filed. Pending decision from the INPI.
M268022	824640802	ESPAÇO GOURMET

30

Saffron, liquid chocolate, sugar, natural sweetener, vermicelli, meat softener, rice, crushed oat, hard and chewable drops, cookies ( sandwich or not), crackers, cakes, bonbons, cocoa, coffee, cinnamon, caramel, catchup, tea, chocolate, cookies, cloves; seasoning, essences and spices included in this class, cold cream, spaghetti, cereal flour, bread flour, cereal starch, cereal flakes, chemical yeast for dough prepared using flour, starch, biological or natural yeast used to increase elasticity and porosity of the bakery products and some pastry products, ice, lasagna, pasta, mayonnaise, cake batter, flaky, raw, simple and stuffed pastry, pastel and pizza batter; honey, candies and desserts included in this class, mixtures for cake, spice for rice, poultry, beef, legumes, fish and vegetables, mustard, garlic sauce for sandwiches, cocktail sauce, sushi sauce, tomato sauce, Easter eggs, pickles ( seasoning), Christmas cake, pancake, sweet and salty bread, pastel, chili, pepper, caramel popcorn and popcorn, pizza ( disk and stuffed ), ingredient for cake, pizza and pudding, pudding, quiches, ravioli, rondeli, sago, salt, snacks, sandwiches, ice cream, semolina, coffee products, vermicelli, tapioca, spices for beef, barbecue and roasted beef, toast, sweet and salty pies, vinegar and waffles.

				06/06/2002			Halted
M268023	750151897	FARINHA NEGUINHO

30

Vermicelli, crushed oat, cookies, crackers, cake, flour, chemical and biological, powder yeast and yeast in tablets, cereal flakes, fresh, cooked and pre-cooked pasta, bread, Christmas cake, powder for cake and pizzas, pizzas, ravioli, rondeli, doughnut, snacks (except croquette), sandwiches, semolina, thin pasta, toast, salty pie, pies and waffers.

				08/05/1975	12/07/1982	12/07/2022	Registered
M268024	822485451	FARMASENDAS	35 Drugstore.	02/25/2000	01/03/2006	01/03/2026	Registered.
M268025	825763533	FEIRA VIVA SENDAS	31 Fresh and packed fruits, vegetables and legumes.	08/18/2003	06/19/2007	06/19/2017	Registered.
M268026	825941547	FRUTA E CIA	32 Processed fruit juice and fresh, refrigerated legumes.	09/30/2003			Denied. Appeal filed. Pending decision from the INPI.
M268027	825941555	FRUTA E CIA	35 Sale of fruits, legumes ready for consumption, sliced and washed; processed fruit juice and fresh, refrigerated legumes.	09/30/2003			Denied. Appeal filed. Pending decision from the INPI.
M268031	819415537	GREEN PARK	40-10 Management, lease and auxiliary services for sale of properties	08/09/1996	07/06/1999	07/06/2019	Registered.
M268034	813682878	LANCHINHO SENDAS	31-10, 20, 30 Dairy products in general; butter; soy milk.	07/27/1987	01/17/1989	01/17/2019	Registered.
M268035	813682886	LANCHINHO SENDAS	32-10, 20 Pasta in general; flour and yeast in general.	07/27/1987	01/24/1989	01/24/2019	Registered.
M268036	813682894	LANCHINHO SENDAS	33-10, 20 Candies and ingredients for candy production in general; sugar and sweetener in general.	07/27/1987	01/24/1989	01/24/2019	Registered.
M268037	813682908	LANCHINHO SENDAS	35-10, 20 Beverages, syrups and concentrated juice; substances to produce beverages in general.	07/27/1987	01/24/1989	01/24/2019	Registered.
M268042	825830508	MAGIC COLORS	24 Household line: sheets, quilts, bedcovers, pillowcases, washcloth and bath towels, tablecloths, dishcloths, napkins and blankets; couch and mattress covers.	08/18/2003	04/14/2009	04/14/2019	Registered.
M268043	823940810	MAIS EM CONTA !	35 Supermarket services.	05/24/2001			Denied. Appeal filed. Pending decision from the INPI.
M268044	824046048	MAIS EM CONTA TODO DIA	35 Supermarket services.	06/26/2001			Denied. Appeal filed. Pending decision from the INPI.
M268045	823940829	MAIS EM CONTA!	35 Supermarket services.	05/24/2001			Denied. Appeal filed. Pending decision from the INPI.
M268046	823940837	MAIS EM CONTA!	35 Supermarket services.	05/24/2001			Denied. Appeal filed. Pending decision from the INPI.
M268047	819162345	MARÍANNE METZGER	33 Wines.	03/28/1996	08/02/2005	08/02/2025	Registered.
M268048	815065280	NEGUINHO	29-10, 40, 50 Meat, poultry and eggs for food; edible fat and oil; seasoning, spices and food essences.	08/28/1989	11/17/1992	11/17/2022	Registered.
M268049	815259441	NEGUINHO	30-10 Coffee.	12/04/1989	04/21/1992	04/21/2022	Registered.
M268050	200047574	NORMANDIE	06 Metallic hangers, portable metal staircases, metallic recipients for cooking or domestic use.	09/17/1999	07/20/2004	07/20/2024	Registered.
M268051	822027844	NORMANDIE

21

Non-electric bottle openers, dinnerware, tea and coffee set, sugar bowls, bowls, trays, teapots, saucepans, non-electric kettles, domestic sieves, except paper-made, scoops, glasses, drink mixers, skimmers, trays, frying pans, spice holders, butter dishes, toothpick holders, steamers or not, cup holders, napkin holder, non-metallic recipients for kitchen or domestic use, salt dishes, trays to cut food and cold cuts, ironing boards, wineglass, tureen, trays, clothes line and flower vases;

				09/17/1999	07/20/2004	07/20/2024	Registered.
M268052	823724859	PET SENDAS	31 Pet food and other animal feed.	04/06/2001	03/20/2007	03/20/2017	Registered.
M268053	828122326	POSTO SENDAS	19-10, 30, 40 Construction and paving materials in general; sinks, sanitary equipment and similar items; items used in hydraulic installations.	02/01/2006	03/11/2008	03/11/2018	Registered.
M268054	828122350	POSTO SENDAS	19-10, 30, 40 Construction and paving materials in general; sinks, sanitary equipment and similar items; items used in hydraulic installations.	02/01/2006	03/11/2008	03/11/2018	Registered.
M268056	818743077	SEND´ CLUB	19-10, 30, 40 Construction and paving materials in general; sinks, sanitary equipment and similar items; items used in hydraulic installations.	08/22/1995	09/14/1999	09/14/2019	Registered.
M268057	818125012	SEND'S CLUB	19-10, 30, 40 Construction and paving materials in general; sinks, sanitary equipment and similar items; items used in hydraulic installations.	11/01/1994			Sub-judice
M268058	818125020	SEND´S CLUB	19-10, 30, 40 Construction and paving materials in general; sinks, sanitary equipment and similar items; items used in hydraulic installations.	11/01/1994	12/29/1998	12/29/2018	Registered.
M268059	818125039	SEND'S CLUB	25-10, 20, 30 Clothes and clothing accessories for regular use; clothes and clothing accessories for sports; clothes and clothing accessories for professional use.	11/01/1994			Sub-judice.
M268060	818125047	SEND'S CLUB	29-10, 20, 30 Beef, poultry and egg for food; fish and other seafood; fruits, vegetables, legumes and cereals.	11/01/1994			Sub-judice.
M268061	818125055	SEND'S CLUB	29-40, 50 Edible fat and oil; seasoning, spices and food essences.	11/01/1994			Sub-judice.
M268063	818125063	SEND'S CLUB	30-10, 20 Coffee; herbs for infusion.	11/01/1994			Sub-judice.
M268064	818125071	SEND'S CLUB	31-10, 20, 30 Dairy products in general; butter; soy milk.	11/01/1994			Sub-judice.
M268065	818125080	SEND'S CLUB	32-10, 20 Pasta in general; flour and yeast in general.	11/01/1994			Sub-judice.
M268066	818125098	SEND'S CLUB	33-10, 20 Candies and ingredients for candy production in general; sugar and sweetener in general.	11/01/1994			Sub-judice.
M268067	818125110	SEND'S CLUB	38-60 Catering services.	11/01/1994			Sub-judice.
M268068	818125128	SEND'S CLUB	40-15 Auxiliary services for the sale of products, including import and export.	11/01/1994			Sub-judice.
M268069	818126400	SEND'S CLUB

03-10, 20, 30

Laundry products, cleaning products and tools, except for products for personal and industrial use; perfumery and hygiene products, and vanity items in general; hygiene products, without therapeutic application, for animal use.

				11/04/1994			Sub-judice.
M268070	818126418	SEND'S CLUB	29-10, 20, 30 Beef, poultry and egg for food; fish and other seafood; fruits, vegetables, legumes and cereals.	11/04/1994			Sub-judice.
M268071	818126426	SEND'S CLUB	29-40, 50 Edible fat and oil; seasoning, spices and food essences.	11/04/1994			Sub-judice.
M268072	818126434	SEND'S CLUB	19-10, 30, 40 Construction and paving materials in general; sinks, sanitary equipment and similar items; items used in hydraulic installations.	11/04/1994			Sub-judice.
M268073	818126442	SEND'S CLUB	25-10, 20, 30 Clothes and clothing accessories for regular use; clothes and clothing accessories for sports; clothes and clothing accessories.	11/04/1994			Sub-judice.
M268074	818126450	SEND'S CLUB	30-10, 20 Coffee; herbs for infusion.	11/04/1994			Sub-judice.
M268075	818126469	SEND'S SEND'S CLUB	31-10, 20, 30 Dairy products in general; butter; soy milk.	11/04/1994			Sub-judice;
M268076	818126477	SEND'S CLUB	32-10, 20 Pasta in general; flour and yeast in general.	11/04/1994			Sub-judice
M268077	818126485	SEND'S CLUB	33-10, 20 Candies and ingredients for candy production in general; sugar and sweetener in general.	11/04/1994			Sub-judice
M268078	818126493	SEND'S CLUB	35-10, 20 Beverages, syrups and concentrated juice; substances to produce beverages in general.	11/04/1994			Sub-judice
M268079	818126507	SEND'S CLUB	38-60 Catering services.	11/04/1994			Sub-judice.
M268080	818126515	SEND'S CLUB	40-15 Auxiliary services for the sale of products, including import and export.	11/04/1994			Sub-judice.
M268081	818743069	SEND'S CLUB	30-10, 20 Coffee; herbs for infusion.	08/22/1995			Sub-judice.
M268082	818743042	SENDA'S CLUB	30-10, 20 Coffee; herbs for infusion.	08/22/1995			Halted
M268083	003914305	SENDAS	30-10 Coffee.	09/23/1960	03/19/1969	03/19/2019	Registered.
M268084	006332226	SENDAS	35-10, 20 Beverages, syrups and concentrated juice; substances to produce beverages in general.	03/26/1969	06/10/1976	06/10/2016	Registered.
M268085	006332234	SENDAS	Auxiliary services for the sale of products, including import and export.	03/26/1969	06/10/1976	06/10/2016	Registered.
M268086	006332242	SENDAS	01-90 Substances and chemicals for the industry and science.	03/26/1969	06/10/1976	06/10/2016	Registered.
M268087	006332250	SENDAS	02-10, 20 Paint materials; anti-oxidant and anti-deterioration.	03/26/1969	06/10/1976	06/10/2016	Registered.
M268088	006332269	SENDAS

03-10, 20, 30

Laundry products, cleaning products and tools, except for products for personal and industrial use; perfumery and hygiene products, and vanity items in general; hygiene products, without therapeutic application, for animal use.

				03/26/1969	06/10/1976	06/10/2016	Registered.
M268089	006332277	SENDAS	04-10, 20, 30 Lubricant oil, grease and fuel in general; atomic fuel; non-electrical lightning items.	03/26/1969	06/10/1976	06/10/2016	Registered
M268090	006332285	SENDAS	05-70 Drugs for veterinary use.	03/26/1969	06/10/1976	06/10/2016	Registered.
M268091	006332293	SENDAS	07-60 Machinery and car parts, components and accessories, implements, devices and transportation means.	03/26/1969	06/10/1976	06/10/2016	Registered
M268092	006332307	SENDAS	08-10, 20, 30 Portable tools and instruments activated by muscular strength; tooling in general; sandpapers, grindstones and abrasives in general.	03/26/1969	06/10/1976	06/10/2016	Registered.
M268093	006332315	SENDAS	09-45, 50 Reproduction, photographic, cinematographic, optical and teaching devices and instruments; electrical equipment for personal use and electronic appliances.	03/26/1969	06/10/1976	06/10/2016	Registered.
M268094	006332323	SENDAS	16-30 Office suppliers, teaching and drawing material.	03/26/1969	06/10/1976	06/10/2016	Registered.
M268095	006332331	SENDAS	17-10, 20 Rubber, plastic matter and related alloys; matters and products for heating, insulation and closing	03/26/1969	06/10/1976	06/10/2016	Registered.
M268096	006332358	SENDAS	19-10, 20, 30 Construction and paving materials in general; buildings, structures and pre-fabricated or pre-molded modules; sinks, sanitary equipment and similar items.	03/26/1969	06/10/1976	06/10/2016	Registered.
M268096	006332358	SENDAS	19-10, 20, 30 Construction and paving materials in general; buildings, structures and pre-fabricated or pre-molded modules; sinks, sanitary equipment and similar items.	03/26/1969	06/10/1976	06/10/2016	Registered.
M268097	006332366	SENDAS	20-10, 15, 20 Furniture and furniture items in general; mattress, pillows and cushions in general; knife case and cutlery in general.	03/26/1969	06/10/1976	06/10/2016	Registered.
M268098	006332382	SENDAS	24-10, 20, 30 Fabrics in general; bed, household linen; textile items for cleaning.	03/26/1969	06/10/1976	06/10/2016	Registered.
M268099	006332390	SENDAS	25-10, 20, 30 Clothes and clothing accessories for regular use; clothes and clothing accessories for sports; clothes and clothing accessories for professional use.	03/26/1969	06/10/1976	06/10/2016	Registered.
M268100	006332404	SENDAS	26-1 Notions articles and items.	03/26/1969	06/10/1976	06/10/2016	Registered.
M268101	006332412	SENDAS	27-10, 20 Curtains and rugs in general; interior coating materials.	03/26/1969	06/10/1976	06/10/2016	Registered.
M268102	006332420	SENDAS	34-10, 20 Raw or manufactured tobacco; smoking items.	03/26/1969	06/10/1976	06/10/2016	Registered.
M268103	006520200	SENDAS	29-10, 20, 30 Beef, poultry and egg for food; fish and other seafood; fruits, vegetables, legumes and cereals.	07/07/1965	03/10/1977	03/10/2017	Registered.
M268104	006520219	SENDAS	31-10, 20, 30 Dairy products in general; butter; soy milk.	07/07/1965	03/10/1977	03/10/2017	Registered.
M268105	006520227	SENDAS	32-10, 20 Pasta in general; flour and yeast in general.	07/07/1965	03/10/1977	03/10/2017	Registered.
M268106	006520235	SENDAS	33-10, 20 Candies and ingredients for candy production in general; sugar and sweetener in general.	07/07/1965	03/10/1977	03/10/2017	Registered.
M268106	006520235	SENDAS	33-10, 20 Candies and ingredients for candy production in general; sugar and sweetener in general.	07/07/1965	03/10/1977	03/10/2017	Registered
M268107	007566050	SENDAS	03-40 Natural and artificial hair and artificial nail.	03/26/1969	06/10/1976	06/10/2016	Registered.
M268108	007566069	SENDAS	08-40, 50 Cutlery products, except for surgical and domestic use; cold weapon.	03/26/1969	06/10/1976	06/10/2016	Registered.
M268109	007566077	SENDAS	19-40, 50, 60 Items used in hydraulic installations; hoses in general; raw or partially processed timber.	03/26/1969	06/10/1976	06/10/2016	Registered.
M268110	007566085	SENDAS	20-25, 25, 40 Household items and articles; recipients, sacks and packaging in general; glasses, crystals and mirrors in general.	03/26/1969	06/10/1976	06/10/2016	Registered.
M268111	007566093	SENDAS	20-45, 50 Paint brushes and rolls; spikes and sticks.	03/26/1969	06/10/1976	06/10/2016	Registered.
M268112	007566115	SENDAS	25-40, 50 Clothes and clothing accessories for correction, protection and security; disposable clothes and clothing accessories in general; travel items.	03/26/1969	06/10/1976	06/10/2016	Registered.
M268113	07/07/1965	SENDAS	29-4, 50 Edible fat and oil; seasoning, spices and food essences.	07/07/1965	03/10/1977	03/10/2017	Registered.
M268114	821663186	SENDAS

31

Additive for feed (except for medicinal use); alfalfa; algarovilla; algae for animal consumption; canary grass; dog biscuit; lime for animal forage; sugarcane; corn grits; coconut peelings; bran; rice flour for forage; peanut flour for animals; fish flour for animal consumption; linseed flour (forage); hay; palm leaves for animal creation; grain for animal feed; bran mass for animal consumption; straw (forage); edible root; distillery residues for animal use; salt for cattle; sunflower seed; semolina for bird creation; rapeseed meal for cattle; corn meal for cattle.

				05/24/1999	07/19/2005	07/19/2025	Registered.
M268115	828066116	SENDAS	35 Discount or benefit program management through the use of the loyalty or relationship card.	06/01/2006	03/11/2008	03/11/2018	Registered.
M268116	828122296	SENDAS	41 Organization and production of activities and/or sports competitions included in this class, focused on leisure, entertainment and revelation of future or new athletes.	02/01/2006	03/11/2008	03/11/2018	Registered.
M268117	828271801	SENDAS	16 Periodic publications, magazines, newspapers and periodic publications of circulation restricted to the customers of the supermarkets of the holder.	03/21/2006	03/25/2008	03/25/2018	Registered.
M268118	828747199	SENDAS	35 Advertising and sale of supermarket products.	09/28/2006	09/14/2010	09/14/2020	Registered.
M268119	828747210	SENDAS	35 Advertising and sale of supermarket products.	09/28/2006	09/14/2010	09/14/2020	Registered.
M268120	900134151	SENDAS

36

Capital investment [finance]; credit analysis and management; financial sponsorship; credit card (services of -); debit card (services of -); loans [finance]; financing (services of -); fiduciary (services-).

				12/22/2006	10/13/2009	10/13/2019	Registered.
M268121	819316857	SENDAS CAFÉ	30-10 Coffee.	06/10/1996	12/29/1998	12/29/2018	Registered.
M268122	821580906	SENDAS CLÁSSICO	30 Coffee.	04/28/1999	07/27/2004	07/27/2024	Registered.
M268123	818743026	SENDAS CLUB	30-10, 20 Coffee; herbs for infusion.	08/22/1995			Halted
M268124	829210032	SENDAS ESPORTE CLUBE		07/05/2007	12/22/2009	12/22/2019	Registered.
M268125	829210040	SENDAS ESPORTE CLUBE	21 Bottle [empty] used by athletes to store water or another liquid.	07/05/2007	12/22/2009	12/22/2019	Registered.
M268126	829210059	SENDAS ESPORTE CLUBE

25

Gym clothes, T-shirts, shorts, Bermuda shorts, pants, coats, jackets, knitted fabric, bikini, swim trunks, swimsuits, socks, boxer, panties, sweatshirts, caps, hats, sarong, dresses, jumpers, overall, camisole, shirts, pantyhose, sock kit, boxer kit, panty kit, skirts, leggings, pajamas, nightgown, baby doll, costumes, suits, bra, beach robe.

				07/05/2007	12/22/2009	12/22/2019	Registered.
M268127	829210067	SENDAS ESPORTE CLUBE	28 Gloves for sports.	07/05/2007	12/22/2009	12/22/2019	Registered.
M268128	829280006	SENDAS ESPORTE CLUBE

35

Auxiliary services for sale of products, including import and export; supermarket services [retail sale of products]; sale of products prepared by organizations that show social and environmental responsibility and local cultural promotion [retail sale in supermarkets of products]; customer service [commerce]; advertising and marketing services, lease of advertising spaces; preparation of strategies and sales promotion; international trade; sale of clothing items; organization of shows, events and fairs with commercial or advertising purposes.

				07/05/2007	12/22/2009	12/22/2019	Registered.
M268129	819132381	SENDAS EXPRESS	40-15 Auxiliary services for the sale of products, including import and export.	02/29/1996	18/08/1998	08/18/2018	Registered.
M268130	821580914	SENDAS EXTRA FORTE	30-10 Coffee.	04/28/1999	04/23/2009	04/23/2019	Registered.
M268131	818747501	SENDAS GOLD	33-1 Candies and ingredients for candy production in general.	08/28/1995	04/22/1998	04/22/2018	Registered.
M268132	819146331	SENDAS MIX	40-15 Auxiliary services for the sale of products, including import and export.	03/14/1996	08/18/1998	08/18/2018	Registered.
M268133	819214191	SENDAS MUSIC	09-40 Records and tapes in general.	04/29/1996	12/22/1998	12/22/2018	Registered.
M268134	820726222	SENDAS NUTS	29 Prepared peanut, prepared oat, prepared nuts and prepared chestnuts.	05/07/1998	12/26/2000	12/26/2020	Registered.
M268135	821046454	SENDAS S@C ATENDIMENTO AO CLIENTE SAC @ SENDAS.COM.BR

35

Supermarket and customer services to enhance consumer relationships, enabling a direct channel between the parties to make suggestions and complaints and, at the same time, to offer information on the company.

				09/09/1998	02/26/2002	02/26/2022	Registered.
M268136	819316881	SENDAS SUGAR CORN FLAKES	30 Cereal flakes.	06/10/1996	04/03/2001	04/03/2021	Registered.
M268137	821580930	SENDAS TRADICIONAL	30 Coffee.	04/28/1999	12/03/2002	12/03/2022	Registered.
M268138	200062000	SENDAS ULTRA SHAKE	29 Fruit-based meal, used in diets to control weight [candies].	04/30/1999	06/28/2005	06/28/2025	Registered.
M268139	821583409	SENDAS ULTRA SHAKE	30 Cocoa- and chocolate-made food used in diets to control weight.	04/30/1999	06/28/2005	06/28/2025	Registered.
M268140	819989380	SENSTAR	09-50 Electric devices for personal use and electronic appliances.	07/24/1997	07/20/1999	07/20/2019	Registered.
M268141	819989398	SENSTAR	20-20, 25 Cutlery and flatware in general; household items and equipment.	07/24/1997	07/20/1999	07/20/2019	Registered.
M268142	824047109	SUPER COMPRA SENDAS	35 Supermarket services.	06/28/2001	12/15/2015	12/15/2025	Registered.
M268143	820881082	SUPER S	35 Supermarket product import, export, representation and distribution services.	06/29/1998	01/16/2001	01/16/2021	Registered.
M268144	821120972	SUPEREX	35 Supermarket.	10/05/1998	10/23/2001	10/23/2021	Registered.
M268145	821721917	SUSTANCE	35-10, 20 Beverages, syrups and concentrated juice; substances to produce beverages in general.	06/10/1999	06/12/2007	06/12/2017	Registered.
M268146	820684007	TOP MIX	35 Food import, export, representation and distribution services.	04/16/1998	01/04/2005	01/04/2025	Registered.
M268147	827912668	VIVA SAUDÁVEL	03 Cosmetic products, perfumery products, toiletry and personal hygiene products; products and substances for laundry and cleaning of domestic use; incense; sun filters.	11/01/2005			Accepted. Payment of final fees confirmed. Pending granting of registration.
M268148	827912676	VIVA SAUDÁVEL	25 Clothes and clothing items for regular use; clothes and clothing items for sports and professional use; shoes and hats for regular use, sports and professional use.	11/01/2005			Accepted.
M268149	827912684	VIVA SAUDÁVEL

31

Farming, agricultural and grain products, such as: fresh fruits, vegetables and legumes and grain cereals, pumpkin, lettuce, algae for human or animal consumption, leek, almond (fruits), peanuts (fruit), non-processed rice, oat, fresh olive, fresh potato, beetroot, nuts, fresh nuts, fresh onion, gran cereal, non-processed, chicory (salad), coconut, fresh mushroom, fresh herbs, fresh pea, fresh fruit, vegetables and legumes, citrus fruit, sesame, raw cocoa grain, grains (cereal), fresh vegetables, orange, fresh lentil, lemon, corn, cucumber and wheat (all included in this class).

				11/01/2005	04/12/2011	04/12/2021	Registered.
M268150	827912692	VIVA SAUDÁVEL

32

Water (drink); mineral and air water; fruit flavor water; fruit juice-based beverage (non-alcoholic); isotonic drinks; juice fruits ( non-alcoholic ); non-alcoholic drinks; ingredients to manufacture drinks; milk-based drinks; drink ingredients; non-alcoholic drinks and cocktails; essence to prepare and manufacture drinks; fruit essence; fruit nectar ( non-alcoholic); “orchata”; sarsaparilla ( non-alcoholic drink); sodas (beverage); ice cream-based drinks; almond milk (beverage); peanut milk ( non-alcoholic beverage); lemonade (gas and acid drinks); tomato juice; vegetable juice (beverage); syrup for beverage; syrup for preparation of lemonade.

				11/01/2005	04/12/2011	04/12/2021	Registered.
M268151	827912706	VIVA SAUDÁVEL	33 Alcoholic drinks (except beer); sugarcane rum, liquors, wines, distilled drinks, digestive drinks, whisky, vodka, alcoholic drinks containing fruits, alcoholic essence, fruit essence (alcoholic).	11/01/2005	04/12/2011	04/12/2021	Registered.
M268152	827912714	VIVA SAUDÁVEL

35

Supermarket, sales representation; sales distribution services, import, export and wholesale and retail sale of manufactured, semi-manufactured or "in natura" products, national or foreign, of any kind and type and nature; including, without limitation, food products in general, beverage, dishware, tooling, small items, electronic appliances, cleaning, toiletry and pharmaceutical products, household items and equipment, recipients, sacks and packaging in general, spikes and sticks, fabrics, household linen, textile for cleaning, clothes and disposable clothing accessories in general and travel items.

				11/01/2005	04/12/2011	04/12/2021	Registered.
M268153	825830486	VIVA SAUDÁVEL SENDAS

30

Liquid chocolate-made products, drops, coffee-, cocoa- or chocolate-made drinks ready for drink, cookies, cakes, bonbons, candies included in the class, chocolate, toppings, sweets, drops, mayonnaise, fresh, cooked and pre-cooked pasta, mixture for cake, pizzas and soups, Easter eggs, bread, Christmas cake, ingredient to prepare cakes and pudding, risottos, snacks [included in the class], sandwiches, ice cream, sweet and salty pies [included in the class]: all products with low sugar and fat content.;

				08/18/2003	10/06/2015	10/06/2025	Registered.
M268154	825830494	VIVA SAUDÁVEL SENDAS

29

Canned and frozen meat and fish, milk drink ready to drink, compotes, fruit candies included in the class, jelly, jam, yogurt, milk, butter, margarine, cheese, dessert with syrup or topping [included in this class]: all products with low sugar and fat content.

				08/18/2003	10/06/2015	10/06/2025	Registered.

(b)      Real Estate

Record No.	Notary	Description	Previous Records	Form of Acquisition	Property Owner)	Real Estate Taxpayer No.	Acquisition Cost	Fair Market Value
28.274	2º Public Notary of São Gonçalo/RJ	Lot No. 3639-A, measuring 90.70m front of the avenue Frederico Marques; 105.42m in funds in 08 alignments, the 1st measuring 30.00m; The 2nd measuring 14.00m; The 3rd measuring 9,50m; The 4th measuring 15,00m; The 5th measuring 17,24m; The 6th with 3,50m; The 7th measuring 6,20ms and 8th measuring 9,98m, these alignments with DNER domain range, and with extension of the right side corresponding 5o 20,30m, with lot No. 3642 and 35,30m the left with lots No 3716 and 3717; with an area corresponding to 3043.80 square meters.	Previous Records No. 25983, 27007, 28183 e 12383, pages 198, 29, 108 and 287, books 2/AAD-1; 2/AAH-1; 2/AAK-1 and 2AL.	Deed entered in the 6th Registry Office of Rio de Janeiro, L. 6139, Page 90 on October 15, 2004.	Sendas Distribuidora S.A.	140853000	BRL 1,309,622.30	BRL 466,033.43

(c)      Vehicles

Vehicle	01	02	03	04	05	06
License Plate	EZK-4290	EZK-4307	EZK-4312	EZK-4316	EZK-4321	EZK-4324
City/State	RIO DE JANEIRO/RJ	RIO DE JANEIRO/RJ	RIO DE JANEIRO/RJ	RIO DE JANEIRO/RJ	RIO DE JANEIRO/RJ	RIO DE JANEIRO/RJ
Chassi	WF0FXXTBFBTJ34659	WF0FXXTBFBTJ37871	WF0FXXTBFBTJ34036	WF0FXXTBFBTJ34098	WF0FXXTBFBTJ34734	WF0FXXTBFBTJ39013
Renavan Registration	467740178	467770344	467770123	467770450	467770034	467769931
Manufacturer	FORD / TRANSIT	FORD / TRANSIT	FORD / TRANSIT	FORD / TRANSIT	FORD / TRANSIT	FORD / TRANSIT
Model	350L 2.4 TDC	350L 2.4 TDC	350L 2.4 TDC	350L 2.4 TDC	350L 2.4 TDC	350L 2.4 TDC
Year/Model	11/11	11/11	11/11	11/11	11/11	11/11
Color	WHITE	WHITE	WHITE	WHITE	WHITE	WHITE
Date of Purchase	05/31/2012	06/15/2012	06/15/2012	06/21/2012	06/21/2012	06/21/2012
Insurer	ITAU SEGUROS	ITAU SEGUROS	ITAU SEGUROS	ITAU SEGUROS	ITAU SEGUROS	ITAU SEGUROS
Effectiveness	07/31/2015 - 07/31/2016	07/31/2015 - 07/31/2016	07/31/2015 - 07/31/2016	07/31/2015 - 07/31/2016	07/31/2015 - 07/31/2016	07/31/2015 - 07/31/2016
Coverage	TOTAL	TOTAL	TOTAL	TOTAL	TOTAL	TOTAL
Amount (R$)	59,500.00	59,500.00	59,500.00	59,500.00	59,500.00	59,500.00
Accessories (R$)	37,080.00	N/A	N/A	N/A	N/A	N/A
Owner	SENDAS	SENDAS	SENDAS	SENDAS	SENDAS	SENDAS
Purpose	OPERATIONAL	OPERATIONAL	OPERATIONAL	OPERATIONAL	OPERATIONAL	OPERATIONAL
Vehicle	07	08	09	10	11	12
License Plate	EZK-4328	EZK-4345	EZK-4363	EMH-3502	EUX-1583	EJC-6219
City/State	RIO DE JANEIRO/RJ	RIO DE JANEIRO/RJ	RIO DE JANEIRO/RJ	RIO DE JANEIRO/RJ	RIO DE JANEIRO/RJ	RIO DE JANEIRO/RJ
Chassis	WF0FXXTBFBTJ37835	WF0FXXTBFBTJ34210	WF0FXXTBFBTJ34738	9BWMF07X4CP026654	9BWMF07X7CP026678	WF0FXXTBFBTJ36743
Renavan Registration	467770417	467770573	468596968	473723409	473723638	474465683
Manufacturer	FORD /TRANSIT	FORD /TRANSIT	FORD /TRANSIT	VW / KOMBI	VW / KOMBI	FORD /TRANSIT
Model	350L 2.4 TDC	350L 2.4 TDC	350L 2.4 TDC	STANDARD 1.4	STANDARD 1.4	350L 2.4 TDC
Year/Model	11/11	11/11	11/11	12/12	12/12	11/11
Color	WHITE	WHITE	WHITE	WHITE	WHITE	WHITE
Date of Purchase	06/21/2012	06/21/2012	05/17/2012	05/31/2012	05/31/2012	06/15/2012
Insurer	ITAU SEGUROS	ITAU SEGUROS	ITAU SEGUROS	ITAU SEGUROS	ITAU SEGUROS	ITAU SEGUROS
Effectiveness	07/31/2015 - 07/31/2016	07/31/2015 - 07/31/2016	07/31/2015 - 07/31/2016	07/31/2015 - 07/31/2016	07/31/2015 - 07/31/2016	07/31/2015 - 07/31/2016
Coverage	TOTAL	TOTAL	TOTAL	TOTAL	TOTAL	TOTAL
Amount (R$)	59,500.00	59,500.00	59,500.00	59,500.00	36,165.38	59,500.00
Accessories (R$)	N/A	N/A	N/A	N/A	N/A	N/A
Owner	SENDAS	SENDAS	SENDAS	SENDAS	SENDAS	SENDAS
Purpose	OPERATIONAL	OPERATIONAL	OPERATIONAL	OPERATIONAL	OPERATIONAL	OPERATIONAL

Vehicle	13	14	15	16	17	18
License Plate	EMI-3710	DIA-8339	EJC-6166	EJC-6192	EJC-6268	EMH-8824
City/State	RIO DE JANEIRO/RJ	RIO DE JANEIRO/RJ	RIO DE JANEIRO/RJ	RIO DE JANEIRO/RJ	RIO DE JANEIRO/RJ	RIO DE JANEIRO/RJ
Chassis	WF0FXXTBFBTJ36678	WF0FXXTBFBTJ37074	WF0FXXTBFBTJ37098	WF0FXXTBFBTJ36342	WF0FXXTBFBTJ37094	WF0FXXTBFBTJ36370
Renavan Registration	474465888	474573621	474476502	474573346	474476251	474474526
Manufacturer	FORD /TRANSIT	FORD /TRANSIT	FORD /TRANSIT	FORD /TRANSIT	FORD /TRANSIT	FORD /TRANSIT
Model	350L 2.4 TDC	350L 2.4 TDC	350L 2.4 TDC	350L 2.4 TDC	350L 2.4 TDC	350L 2.4 TDC
Year/Model	11/11	11/11	11/11	11/11	11/11	11/11
Color	WHITE	WHITE	WHITE	WHITE	WHITE	WHITE
Date of Purchase	06/15/2012	06/21/2012	06/21/2012	06/21/2012	06/21/2012	06/21/2012
Insurer	ITAU SEGUROS	ITAU SEGUROS	ITAU SEGUROS	ITAU SEGUROS	ITAU SEGUROS	ITAU SEGUROS
Effectiveness	07/31/2015 - 07/31/2016	07/31/2015 - 07/31/2016	07/31/2015 - 07/31/2016	07/31/2015 - 07/31/2016	07/31/2015 - 07/31/2016	07/31/2015 - 07/31/2016
Coverage	TOTAL	TOTAL	TOTAL	TOTAL	TOTAL	TOTAL
Amount (R$)	59,500.00	59,500.00	59,500.00	59,500.00	59,500.00	59,500.00
Accessories (R$)	N/A	N/A	N/A	N/A	N/A	N/A
Owner	SENDAS	SENDAS	SENDAS	SENDAS	SENDAS	SENDAS
Purpose	OPERATIONAL	OPERATIONAL	OPERATIONAL	OPERATIONAL	OPERATIONAL	OPERATIONAL

Vehicle	19	20	21	22
License Plate	EMI-3692	EMI-3721	EZK-4285	EZK-4286
City/State	RIO DE JANEIRO/RJ	RIO DE JANEIRO/RJ	RIO DE JANEIRO/RJ	RIO DE JANEIRO/RJ
Chassis	WF0FXXTBFBTJ37011	WF0FXXTBFBTJ36198	WF0FXXTBFBTJ37587	WF0FXXTBFBTJ36991
Renavan Registration	474573966	474573109	474475905	474475646
Manufacturer	FORD / TRANSIT	FORD / TRANSIT	FORD / TRANSIT	FORD / TRANSIT
Model	350L 2.4 TDC	350L 2.4 TDC	350L 2.4 TDC	350L 2.4 TDC
Year/Model	11/11	11/11	11/11	11/11
Color	WHITE	WHITE	WHITE	WHITE
Date of Purchase	06/21/2012	06/21/2012	06/21/2012	06/21/2012
Insurer	ITAU SEGUROS	ITAU SEGUROS	ITAU SEGUROS	ITAU SEGUROS
Effectiveness	07/31/2015 - 07/31/2016	07/31/2015 - 07/31/2016	07/31/2015 - 07/31/2016	07/31/2015 - 07/31/2016
Coverage	TOTAL	TOTAL	TOTAL	TOTAL
Amount (R$)	59,500.00	59,500.00	59,500.00	59,500.00
Accessories (R$)	N/A	N/A	N/A	N/A
Owner	SENDAS	SENDAS	SENDAS	SENDAS
Purpose	OPERATIONAL	OPERATIONAL	OPERATIONAL	OPERATIONAL

(d)      Agreements

Agreement	Lender	Borrower	Execution date	Amount	Note
Loan Agreement	Sendas Distribuidora S.A.	Novasoc Comercial Ltda.	05/08/2015	Outstanding amount: R$ 30,227,492.14	The outstanding amount is the total amount, taking into account the sum of various additions.
Loan Agreement	Sendas Distribuidora S.A.	Cnova Comércio Eletrônico S.A.	07/23/2015	Principal amount: R$ 6,200,000.00 Outstanding amount: R$ 6,676,615.52

EXHIBIT 3.2 to the Spin-Off Protocol
Appraisal report of Spun-Off Assets

(Free translation into English from the

original report previously issued in Portuguese)

SENDAS DISTRIBUIDORA S.A.

Appraisal report at book value on the net assets for purposes of spin-off with merger

25.02.16	1 00 012/16

To the Shareholders of

SENDAS DISTRIBUIDORA S.A. and

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

MAGALHÃES ANDRADE S/S AUDITORES INDEPENDENTES, audit and consulting firm, enrolled with the Regional Accounting Council of the State of São Paulo under number 2SP000233/O-3, registered with the National Registry of Legal Entities under number 62.657.242/0001-00 and located at Av. Brigadeiro Faria Lima, 1893 - 6° andar, Jardim Paulistano, São Paulo, Capital, appointed by you as expert to carry out the appraisal of the shareholders’ equity of SENDAS DISTRIBUIDORA S.A., for purposes of partial spin-off with merger into the equity of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO, after the realization of the diligences and verifications required for the performance of its work, presents the

Appraisal report

which is subscribed.

São Paulo, February 25, 2016.

MAGALHÃES ANDRADE S/S

Independent Accountants

CRC2SP000233/O-3

GUY ALMEIDA ANDRADE

Partner

Accountant CRC1SP116758/O-6

Appraisal Report

INTRODUCTION

1.     The present spin-off and merger operation is result of the process of corporate reorganization and it will provide benefit to the companies involved in view of the administrative and management streamlining, with savings of operating costs and providing the development and the agility of the activities exercised on independent basis.

2.     The spun-off company SENDAS DISTRIBUIDORA S.A. (SENDAS) is a subsidiary of the merging company COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (CBD).

3.     Therefore, the present APPRAISAL REPORT, has the purpose of determining the book value of the net assets to be spun-off, taking into account the financial position of SENDAS on December 31, 2015.

4.     The appraisal report is being issued in connection with the audit of the balance sheet of SENDAS, prepared for such purpose on December 31, 2015, in accordance with NBC TA 805 (ISA 805). Management is responsible for the preparation and fair presentation of this financial statement in accordance with the Brazilian accounting practices and internal controls which it had determined as necessary to allow the preparation of financial statements free from material distortion, whether caused by fraud or error.

5.     Our responsibility is to express an opinion on the financial statement based on our audit, conducted in accordance with the Brazilian and international audit standards. These standards demand the compliance with ethical requirements by the auditors and that the audit should be  planned and conducted with the purpose of obtaining reasonable assurance that the financial statement is free from material distortion.

6.     An audit involves performing procedures to obtain evidence in respect to the values presented and disclosures made in the financial statement. The selected procedures depend on the auditor’s judgement, including the assessment of the risks of material misstatement in the financial statement, whether due to fraud or error. In those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statement of the Company in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting polices used and the reasonableness of accounting estimates made by  management, as well as evaluating the overall presentation of the financial statement.

7.     We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

SENDAS’ FINANCIAL POSITION

8.     SENDAS’ equity is composed of assets and liabilities derived from its operations.

9.     The evaluation of the assets to be spun-off and merged by CBD is made at book value, in compliance with article 226 and 264 of Law 6.404/76 and based on the financial position reflected in the Balance Sheet as of December 31, 2015, shown in EXHIBIT 1, which is summarized below:

ASSETS	3,109,465,975.83

(-) LIABILITIES	1,761,044,779.00

SHAREHOLDERS’ EQUITY	1,348,421,196.83

10.  The aforementioned balance sheet was prepared in accordance with the Brazilian accounting practice and considered, for purpose of evaluation, the company’s ability to continue as a going concern.

11.  SENDAS regularly keeps its accounting, and its operations are registered in the appropriate book, where the balances are composed and reconciled.

12.  SENDAS keeps its accounting records pursuant to the accounting practice adopted in Brazil, based in the CPC pronouncements (Accounting Pronouncements Committee) and, therefore, the accounting balances recognize possible losses of values on assets comprising the fixed assets. EXHIBIT 2 shows the main accounting practices adopted by the management in order to prepare SENDAS’ balance sheet.

13.  The representation of SENDAS’ capital on December 31, 2015 was as follows:

Shareholders	Common shares	Interest

Companhia Brasileira de Distribuição	1,177,287,036	99.999999%
GPA2 Empreendimentos e Participações Ltda.	10	0.000001%

	1,177,287,046	100.000000%

14.  On February 1, 2016, shareholder GPA2 Empreendimentos e Participações Ltda. withdrew itself from the company and its shares were transferred to CBD, which became the sole shareholder of SENDAS. This Report takes this act into consideration for evaluation purposes.

SENDAS MERGES BARCELONA

15.  On the same date of this spin-off and in previous corporate act, BARCELONA is being merged into SENDAS’ equity. As consequence, SENDAS’ financial position modifies and the effect of the merger in the financial position is presented in EXHIBIT 3 that, in summary, is the following:

ASSETS	6,706,967,962.74

(-) LIABILITIES	4,589,214,354.65

SHAREHOLDERS’ EQUITY	2,117,753,608.09

16.  The appraisal for this spin-off takes into consideration SENDAS’ financial position after merging BARCELONA.

17.  On December 31, 2015, SENDAS held assets and liabilities balances with CBD, which are identified in EXHIBIT 4, including BARCELONA’s balances with CBD, and which shall be offset at the merger act.

18.  EXHIBIT 5 presents the net assets to be spun-off from SENDAS and merged into CBD, which, summarily, is the following:

ASSETS	1,626,011,986.91

(-) LIABILITIES	1,618,792,643.57

NET ASSETS	7,219,343.34

FINANCIAL POSITION OF CBD

19.  CBD’s balance sheet, prepared on December 31, 2015 is presented in EXHIBIT 6, whose financial position is summarized as follows:

ASSETS	22,073,452,179.94

(-) LIABILITIES	11,479,265,834.11

SHAREHOLDERS’ EQUITY	10,594,186,345.83

20.  Originally, as presented in paragraph 13, CBD held 1,117,287,036 of SENDAS’ common shares, representing 99.99999946% of interest.

21.  As previously explained, on February 1, 2016, CBD became the sole shareholder of SENDAS.

22.  A portion of SENDAS’ shares held by CBD shall be cancelled and replaced by the net assets that are being merged.

EQUITY EFFECT ON SENDAS

23.  SENDAS’ financial position after the merger is presented in EXHIBIT 7 and, summarily, it is the following:

ASSETS	5,080,955,975.83

(-) LIABILITIES	2,970,421,711.08

NET ASSETS	2,110,534,264.75

EQUITY EFFECT ON CBD

24.  The equity effect from the merger is demonstrated in the CBD’s balance sheet after the merger, as set forth in EXHIBIT 8, whose equity condition is summarized as follows:

ASSETS	22.896.303.292,48

(-) LIABILITIES	12.302.116.946,65

SHAREHOLDERS’ EQUITY	10.594.186.345,83

CONCLUSION

25.  Based on the tests, verifications and inspections carried out, it is concluded that SENDAS’ net assets to be merged into CBD is worth at least R$ 7,219,343.34.

STATEMENTS

26.  The expert expressly declares that it does not have any direct or indirect interest in SENDAS or in CBD, nor in the operation, and there is no other circumstance that could be considered as conflict of interests. It also informs that the managers of SENDAS did not limit, impair or practice any acts that could have affected the access, the use or the knowledge of information, assets, documents or methodologies of work relevant for the quality of the respective conclusions.

This appraisal report is issued in 7 (seven) copies and it contains 5 (five) sheets and 8 (eight) exhibits, printed in only one side and initialed by the expert who subscribes this report.

São Paulo, February 25, 2016.

MAGALHÃES ANDRADE S/S

Independent Accountants

CRC2SP000233/O-3

[signature]

GUY ALMEIDA ANDRADE

Partner

Accountant CRC1SP116758/O-6

EXHIBIT 1

SENDAS DISTRIBUIDORA S.A.

Balance Sheet as at December 31, 2015

(amounts in Brazilian reais)

ASSETS
Current
Cash and cash equivalents	19,574,040.17
Financial instruments	545,804,555.34
Trade receivables (net of bad debts)	27,658,500.22
Accounts receivable related parties	148,887,685.34
Third parties credits	30,559,420.24
Tax credits	44,530,735.45
Dividends receivable	9,776,270.57
Advance to suppliers	104,714,823.73
Inventory	476,405,234.56
Prepaid expenses	4,411,754.12

Total of current assets	1,412,323,019.74

Non-current
Accounts receivable related parties	266,542,120.85
Tax credits	56,827,731.86
Judicial deposits	58,408,002.06
Other	3,967,715.73
Investments	344,107,059.00
Property, plant and equipment, net	587,074,059.78
Intangible (net of provision for impairment)	380,216,266.81

Total of non-current assets	1,697,142,956.09

TOTAL OF ASSETS	3,109,465,975.83

LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITY
Current
Loans and financing	1,347,837.21
Suppliers	795,650,583.51
Related parties suppliers	55,766,141.43
Fiscal obligations	45,234,043.51
Labor obligations	33,551,654.99
Related parties obligations	625,665,200.03
Other	101,397,647.58
Milage program	2,132,946.53

Total of current liability	1,660,746,054.79

Non-current
Loans and financing	4,955,247.05
Contingent laibilities	92,111,256.81
Other	3,232,220.35

Total of non-current laibility	100,298,724.21

TOTAL OF LIABILITIES	1,761,044,779.00

SHAREHOLDERS' EQUITY	1,348,421,196.83

TOTAL OS LIABILITY AND SHAREHOLDERS' EQUITY	3,109,465,975.83

EXHIBIT 2

SENDAS DISTRIBUIDORA S.A.

Accounting practice

1.     Basis of preparation

The individual financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS) issued by IASB, such as the Brazilian accounting practices (Law 6.404/76 and Documents issued by the Committee of Accounting Pronouncements (CPC) and ratified by the Brazilian Securities Commission (CVM).

The financial statements are prepared based on the historical cost, except for certain financial instruments measured at their fair values.

The financial statements are being presented in Reais. The functional currency of the Company is the Real.

The financial statements for the year ended December 31, 2015 were approved by the Board of Directors on February 24, 2015.

2.     Main accounting policies

2.1. Financial instruments

Financial assets are initially recognized at their fair value when the Company assumes contractual rights to receive cash or other financial assets under agreements signed by it. Financial assets are derecognized when the rights to receive cash linked to the financial asset expire or the risk and benefits have been substantially transferred to third parties. Assets and liabilities are recognized when rights or obligations are retained upon the transfer by the Company.

Financial liabilities are recognized when the Company assumes contractual obligations for settlement in cash or upon assumption of third-party obligations through an agreement signed by it. Financial liabilities are initially recognized at fair value and are derecognized when they are settled, extinguished or expired.

The financial instruments measured at amortized cost are subsequently measured at their initial recognition at the effective interest rate. The interest income and expenses, the monetary variation and the foreign exchange variation, deducted from the estimates of loss on non-receipt of financial assets, are recognized when incurred in the statement of income for the year as financial income and expenses.

The Company monthly evaluates the estimates of loss on non-receipt of financial assets. An estimate of loss is recognized when there are objective evidences that the Company failed to receive all the amounts falling due based on their maturity dates. For this calculation, the Company considers the history of losses, historical statistical information, aging of the amounts receivable and the evaluation of the likelihood of additional deterioration of the portfolio, considering macroeconomic and market factors. When the receipt of the accounts receivable is improbable, their book value and the respective estimate of loss are recognized in the result for the period. Subsequent recoveries are recognized, when incurred, under the caption of selling expenses in the statement of income for the year.

i)      Financial assets

Initial recognition and measurement

The financial assets held by the Company that are included in the scope of CPC 38 (IAS 39),

EXHIBIT 2 (Continued)

SENDAS DISTRIBUIDORA S.A.

Accounting practice

are classified in accordance with the purpose to which they had been acquired or contracted, in the following categories: (i) financial assets measured at the fair value through the result; (ii) loans and receivables, and (iii) investments held to maturity. The Company defines the classification of its financial assets upon the initial recognition.

The financial assets are initially recognized and measured at the fair value through the result and the transaction costs are debited to the result for the year. The loans and receivables are accounted for at amortized cost.

The purchases or sales of financial assets that require delivery of assets within a term established by regulation or market convention (negotiations under normal conditions) are recognized on the date of the negotiation, that is, on the date in which the Company commits to buy or sell the asset.

The financial assets of the Company include cash and cash equivalents, trade accounts, accounts receivable from related parties and derivative financial instruments.

Subsequent Measurement

•     Financial assets measured at the fair value through the result: represent assets acquired for purposes of realization in the short term and that are measured at the fair value on each balance sheet date. The interest rates, the monetary variation, the foreign exchange variation and the variations derived from the evaluation at the fair value are recognized in the statement of income for the year as financial income or expenses, when incurred.

•     Loans and receivables: are non-derivative financial assets with fixed or determinable payments not quoted in active market. After the initial recognition, they are measured using the cost amortized under the method of effective interest rate. The interest rate, the monetary adjustment and the foreign exchange variation, less losses on devaluation, as the case may be, are recognized in the statement of income for the year as financial income or expenses, when incurred; and

•     Financial assets held to maturity: are financial assets and liabilities that cannot be classified as loans and receivables, because they are quoted in an active market. In this case, these financial assets are acquired with the intention and financial ability to be held in portfolio to maturity. They are stated at acquisition cost, plus income earned as a contra entry to the result for the year, using the method of effective interest rate.

Derecognition of financial assets

•     A financial asset (or, as the case may be, part of a financial asset or part of a group of similar financial assets) is derecognized when:

•     The rights of receipt of cash flows expire; and

•     The Company and its subsidiaries transfer their rights of receipt of cash flows of the assets or assume an obligation to fully pay the cash flows received to a third party, under an agreement of repass; and (a) the Company has substantially transferred the total risks and benefits related to the asset; or (b) the Company has not transferred, nor substantially retained the total risks and benefits related to the asset, but has transferred its control.

When the Company grants its rights of receipt of cash flows of an asset or enters into an agreement of repass, without having transferred or substantially retained the total risks and

EXHIBIT 2 (Continued)

SENDAS DISTRIBUIDORA S.A.

Accounting practice

benefits related to the asset or transferred the control of the asset, the asset is held and a corresponding liability is recognized. The transferred asset and the corresponding liability are measured so as to reflect the rights and obligations retained by the Company.

Loss of the recoverable value of financial assets

On the balance sheet date, the Company verifies if there are indications of loss of the recoverable value of an asset or group of financial assets. The loss of the recoverable value of an asset or group of financial assets is considered only if there are objective evidences resulting from one or more events taken place after the initial recognition of the asset ("event of loss”), and if such event should affect the future estimated cash flows of the asset or group of financial assets, which may be reasonably estimated. The evidences of loss of the recoverable value may include indications that the debtors (or group of debtors) are experiencing significant financial difficulties, moratorium or default in the amortization of interest or principal, likelihood of filing for bankruptcy or another type of financial reorganization and when such data indicate measurable drop in the future cash flows, such as variations in arrears interest or economic conditions which correlate with situations of default.

Particularly in regard to the financial assets held to maturity, the Company first verifies if there are objective evidences of loss of the recoverable value individually for the financial assets that are individually significant, or on collective basis for the assets that are not individually significant. In case the Company determines the absence of objective evidences of loss of the recoverable value of a financial asset evaluated individually – whether this loss is significant or not - the Company and its subsidiaries classify it in a group of financial assets with similar characteristics of credit risk, which are evaluated on collective basis. The assets evaluated individually as to the loss of the recoverable value, or for which the loss of the recoverable value is (or continues to be) recognized, are not included in the collective evaluation of the loss.

The value of the loss is measured as the difference between the book value of the asset and the present value of the estimated future cash flows (excluding future credit losses not incurred) discounted by the original effective interest rate of the financial asset. The book value of the asset is reduced by the use of a provision, and the value of the loss is recognized in the statement of income for the year. The interest rate is recorded in the financial statements as part of the financial income. In the case of loans or investments held to maturity with variable interest rate, the Company measures the non-recovery based on the fair value of the instrument adopting an observable market price.

If, in a subsequent period, the value of the loss on non-recovery is reduced and the reduction may be objectively associated to an event taken place after the recognition of the provision (such as an improvement of the debtor’s credit rating), the reversal of the loss on devaluation previously recognized is recorded in the statement of income for the year. If a write-off is subsequently recovered, the recovery is also recognized in the statement of income for the year.

ii)     Financial liabilities

The financial liabilities included in the scope of CPC 38 (IAS 39) are classified as loans, financings or derivative financial instruments designated as instruments of hedge in an effective hedging relationship, as the case may be. The Company defines the classification of its financial liabilities upon the initial recognition.

EXHIBIT 2 (Continued)

SENDAS DISTRIBUIDORA S.A.

Accounting practice

All the financial liabilities are recognized initially at the fair value and, in the case of loans and financings, added to the directly attributable costs of the operation.

The financial liabilities of the Company and its subsidiaries include suppliers, loans and financings, debentures, financing for purchase of assets and derivative financial instruments.

Subsequent Measurement

After the initial recognition, the loans and financings are subsequently measured at amortized cost by adopting the method of effective interest rate. Gains and losses are recognized in the statement of income for the year upon the write-off of the liabilities, as well as through the process of amortization according to the method of effective interest rate.

Derecognition of financial liabilities

A financial liability is derecognized when the obligation underlying the liability is settled, cancelled or expired.

When an existing financial liability is replaced by another one from the same creditor, according to substantially different terms, or when the terms of an existing liability are substantially modified, this replacement or modification is treated as derecognition of the original liability and recognition of a new liability, and the difference between the respective book values is recognized in the result.

iii)   Financial liabilities (Continued)

Offset of financial instruments

Financial assets and liabilities are offset and presented on net basis in the financial statements, if, and only if, there is the right to offset the values recognized and intention to settle on net basis or realize the assets and settle the liabilities at the same time.

2.2. Foreign currency transactions

Foreign currency transactions are initially recognized at the market value of the corresponding currencies on the date in which the transaction is qualified for recognition.

Monetary assets and liabilities denominated in foreign currencies are translated into Real in accordance with the market quotation on the balance sheet dates. Differences originated from the payment or translation of monetary items are recognized in the financial result.

2.3. Hedge accounting

The Company uses derivative financial instruments as swaps of interest rates and swaps of foreign exchange variation. These derivative financial instruments are recognized initially at the fair value on the date in which the derivative contract is signed and subsequently remeasured at the fair value on each balance sheet date. The derivatives are accounted for as financial assets when the fair value is positive and as financial liabilities when negative. The gains or losses resulting from the changes in the fair value of derivatives are accounted for directly in the result for the year.

At the inception of the hedging relationship, the Company formally designates and documents the hedging relationship to which it intends to apply the hedge accounting, and its purpose and

EXHIBIT 2 (Continued)

SENDAS DISTRIBUIDORA S.A.

Accounting practice

the risk management strategy to contract it. The documentation includes the identification of the hedge instrument, the hedged item or operation, the nature of the hedged risk and how the Company should evaluate the effectiveness of the changes in the fair value of the hedge instrument in offsetting the exposure to changes in the fair value of the item protected or of the cash flow attributable to the hedged risk. These hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flow, and are permanently assessed to verify if they are actually being highly effective during all the years of the financial reports to which they had been designated.

For purposes of hedge accounting, they are classified as fair value hedges when they hedge against exposure to changes in the fair value of an asset or liability recognized.

They are recorded as fair value hedges, by adopting the following procedures:

•     A change in the fair value of a derivative financial instrument classified as interest rate hedge is recognized as financial result. A change in the fair value of the hedged item is recorded as part of the book value of the hedged item, being recognized in the statement of income for the year;

•     In regard to fair value hedges related to items accounted for at amortized cost, the adjustment to the book value is amortized in the result over the remaining year to maturity. The amortization of the effective interest rate may be initiated as soon as there is an adjustment, and it should take place, at the most, when the hedged item ceases to be adjusted by changes in its fair value attributable to the hedged risk;

•     If the hedged item is derecognized, the non-amortized fair value is immediately recognizedin the result; and

•     In the fair value calculation, the debts and swaps are measured using rates disclosed in the financial market and projected to their maturity dates. The discount rate used for calculation of foreign currency loans under the interpolation method is obtained through DDI curves, “Cupom limpo” and DI, indexes disclosed by BM&FBovespa and, for local currency loans, it is used the DI curve, index disclosed by CETIP, and calculated under the exponential interpolation method.

2.4. Cash and cash equivalents

Comprise cash, bank accounts and highly-liquid short-term investments, immediately convertible into known values of cash and subject to a non-significant risk of change in the value, with intention and possibility of short-term redemption in up to 90 days from the date of investment.

2.5. Accounts receivable

They are recorded and maintained in the balance sheets at selling values and deducted from estimated losses on doubtful accounts, which are recognized based on the history of losses and on the analysis of risk of the total customers’ portfolio and respective likelihood of receipt.

Accounts receivable are non-derivative financial assets with fixed payments without quotation in active market. After the initial measurement, these financial assets are subsequently measured at amortized cost under the method of effective interest rate (“TEJ”), deducting the loss of the recoverable value. The amortized cost is calculated taking into account eventual  discounts  or

EXHIBIT 2 (Continued)

SENDAS DISTRIBUIDORA S.A.

Accounting practice

premiums on acquisition and tariffs or costs that compose the TEJ. The TEJ amortization is included in the net financial result, in the statement of income for the year. The expenses derived from the loss of the recoverable value are recognized in the statement of income for the year.

At each closing of the balance sheet, the Company evaluates if the assets or groups of financial assets presented loss of its recoverable value.

The estimated losses on doubtful accounts are based on a history of effective losses for the last 24 months, and on the evaluation of macroeconomic events such as unemployment rate and consumer’s reliance rates, as well as on the volume of overdue credits of the accounts receivable portfolio.

The values receivable are considered uncollectible and, therefore, they are written off from the accounts receivable portfolio, when the payment is not made after 180 days from the maturity date.

2.6. Inventories

They are accounted for at the lower of net realizable cost or value. The inventories acquired are recorded at medium cost, including storage and handling costs, as these costs are necessary to make the inventories fit for sale in the stores, deducted from bonus received from suppliers.

The net realizable value is the selling price in the normal course of business, less estimated costs required to make the sale.

Inventories are reduced by the provision for losses and breaks, which regularly analyzed and assessed as to their adequacy.

2.7. Bonuses

Bonuses received from suppliers are measured and recognized based on the contracts and agreements signed, and recorded in the result as the corresponding inventories are sold.

They comprise agreements regarding purchase volume, logistic and specific negotiations for recomposition of margin, reimbursement of expenses, among other, and they are recorded as reduction of balances payable to the respective suppliers, since the Company has contractually the right to settle the liabilities with suppliers, net of the bonus receivable.

2.8. Adjustment at present value of assets and liabilities

The long-term monetary assets and liabilities are adjusted to their present value. The adjustment to present value is calculated considering contractual cash flows and the respective interest rate, explicit or implicit.

The interest embedded in income, expenses and costs associated to such assets and liabilities are adjusted to the proper recognition on accrual basis of accounting.

The adjustment to present value of installment sales has as contra-entry the caption "Accounts receivable” and its realization is recorded in the caption "Net operating income”, over the term. Other captions of the balance sheet which requires adjustment to present value have as contra-entry the caption of "Financial Result”.

EXHIBIT 2 (Continued)

SENDAS DISTRIBUIDORA S.A.

Accounting practice

2.9. Impaiment of non-financial assets

The purpose of the impairment test is to present on prudent basis the net actual realizable value of an asset. This realization may be direct or indirect, respectively, by means of sale or cash generation in the use of the asset in the activities of the Company and its subsidiaries.

On annual basis, the Company and its subsidiaries conduct the recovery test of their tangible or intangible assets or whenever there is any internal or external evidence that the asset may present loss of the recoverable value.

The recovery value of an asset is defined as the highest between the fair value of the asset or the value in use of its cash generating unit (UGC), except if the asset does not generate cash inflows that are mostly independent from cash inflows from other assets or groups of assets.

If the book value of an asset or UGC exceeds its recoverable value, the asset is considered non recoverable and a provision for devaluation is recognized to adjust the book value to its recoverable value. Upon evaluation of the recoverable value, the estimated future cash flow is discounted to present value, adopting a discount rate, which represents the capital cost of the Company (WACC), before taxes, which reflects current market evaluations in respect to the value of money over time and the specific risks of the asset.

Losses on non-recovery are recognized in the result for the year in categories of expenses consistent with the function of the respective non-recoverable asset. The loss on non-recovery previously recognized is only reversed if there is any change in the assumptions adopted to define the recoverable value of the asset at its initial or most recent recognition, except in the case of goodwill which cannot be reversed in future years.

2.10.   Property, plant and equipment

Property, plant and equipment are stated at cost, net of accumulated depreciation and losses on non-recovery, if any. The cost includes the amount of acquisition of equipment and the costs of loans obtained for long-term construction projects, if the recognition criteria are satisfied. When significant components of fixed assets are replaced, these components are recognized as individual assets, with specific useful lives and depreciations. Likewise, when there is a significant replacement, the respective cost is recognized in the book value of the equipment as replacement, provided that the recognition criteria are satisfied. All the other costs of repair and maintenance are recognized in the result for the year as incurred.

Class of Assets	Average annual depreciation rate
Buildings	2.50%
Improvements	4.41%
IT Equipment	20.93%
Software	11.81%
Fixtures	7.88%
Furnitures and tools	10.58%
Vehicles	21.52%
Machinery and equipment	9.22%
Decoration	20.00%

Property, plant and equipment items, and eventual significant parts are written off upon their disposal or when no future economic benefits are expected to be derived from their use or disposal. Eventual gains or losses resulting from the write-off of assets are included in the result for the year.

EXHIBIT 2 (Continued)

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Accounting practice

The residual value, the useful life of the assets and the depreciation methods are revised at the closing of each year, and adjusted on prospective basis, when applicable. The Company revised the useful life of fixed assets and intangible assets in year 2015 and concluded that there are no changes to be made in the year.

2.11.   Capitalization of interest

The interest of loans directly attributable to the acquisition, construction or production of an asset  which demands a substantial period of time to be concluded for the intended use or sale (qualifiable asset), is capitalized as part of the cost of the respective assets during the phase of construction. As of the date of placement in service of the corresponding asset, capitalized costs are depreciated over the estimated useful life of the asset.

2.12.   Properties for investments

Properties for investment are measured at historical cost (including costs of the transaction), net of accumulated depreciation and losses on non-recovery, if any.

Properties for investment are written off when sold or when they permanently cease to be used and when no economic benefit is expected to be obtained from their sale. A property for investment is also transferred when there is sale intention and in this case it is classified as non-current asset available for sale. The difference between the net value obtained from the sale and the book value of the asset is recognized in the statement of income in the period of write-off.

2.13.   Intangible assets

Intangible assets acquired separately are measured at cost at their initial recognition, less amortization and eventual losses on non-recovery. Intangible assets generated internally, excluding capitalized software development costs, are reflected in the result for the year in which they were incurred.

Intangible assets comprise mainly software acquired from third parties, software developed for internal use, goodwill (right of use of stores), customers’ list, advantageous rent agreements, advantageous agreements for supply of furniture and brands.

Intangible assets of definite useful life are amortized on a straight-line basis. The amortization period and method are revised, at least, at the closing of each year. The changes in the expected useful life or in the expected consumption pattern of the future economic benefits incorporated in the asset are accounted for by changing the amortization period or method, as the case may be, and treated as changes in accounting assumptions.

The software development costs recognized as asset are amortized over its definite useful life, which is ten years.

Intangible assets with indefinite useful life are not amortized, but submitted to recovery tests at the closing of each year or whenever there is indication that their book value may not be recovered, individually or at the level of the cash generating unit. The evaluation is revised every year so as to determine if the indefinite useful life remains valid.

Otherwise, the estimate of useful life is changed on prospective basis from indefinite to defined.

EXHIBIT 2 (Continued)

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Accounting practice

The gains or losses, when applicable, resulting from the derecognition of an intangible asset are measured as the difference between the net results from the disposal and the book value of the asset, being recognized in the result for the year when the asset is written off.

2.14.   Classification of assets and liabilities as current and non-current

Assets (except for deferred income tax and social contribution) expected to be realized or intended for sale or consumption within 12 months from the balance sheet date, are classified as current assets. Liabilities (except for deferred income tax and social contribution) expected to be settled within 12 months from the balance sheet are classified as current liabilities. All the other assets and liabilities (including deferred taxes) are classified as "non-current”.

Deferred tax assets and liabilities are classified as "non-current”, net by legal entity, as provided for in the corresponding accounting pronouncement.

2.15.   Commercial leasing

The definition of an agreement as commercial leasing is based on its tenor on its initial date, that is, if the compliance with the agreement depends on the use of one or more specific assets or if the agreement transfers a right of use of the asset.

The Company leases equipment and commercial spaces, including stores and distribution centers, under commercial leasing agreements that may or not be cancelled. The terms of the agreements range from 5 to 20 years.

Barcelona as leaseholder

The financial commercial leasing agreements that substantially transfer to Barcelona the total risks and benefits derived from the ownership of the leased item are capitalized at the beginning of the commercial leasing at the fair value of the leased asset or at the present value of the minimum  payments of commercial leasing, whichever is lower. The payments of commercial leasing are allocated among financial charges and reduction of the commercial leasing liability, so as to obtain a constant interest rate in the liability balance. The financial charges are recognized as expense for the year.

Leased assets are depreciated over their useful life. However, if there is not a reasonable certainty that the Company will obtain the ownership at the end of the commercial leasing term, the asset is depreciated over its estimated useful life or over the commercial leasing term, whichever is lower, also considering the capitalizations of improvements and renovations made in the stores.

The commercial leasing agreements are classified as operating commercial leasing when there is no transfer of risk and benefits derived from the ownership of the leased item.

The payments of commercial leasing installments (except for costs of services, such as insurance and maintenance) classified as operating commercial leasing agreements are recognized as expenses, on accrual basis, during the commercial leasing term.

Contingent rents are recognized as expenses in the years in which they are incurred.

EXHIBIT 2 (Continued)

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Accounting practice

2.16.   Provisions

Provisions are recognized when the Company has a present obligation (legal or not formalized) in view of a past event, it is probable that cash outflows will be required to settle the obligation, and it is  possible to make a reliable estimate of the value of this obligation. In the hypotheses in which the Company expects reimbursement of the total or part of the provision – such as, for example, in view of an insurance agreement - the reimbursement is recognized as a separate asset, but only when it is virtually certain. The expense related to an eventual provision is recognized in the result for the year, net of eventual reimbursement. For success fees, the Company’s policy is to recognize a provision  when the fees are incurred, that is, when the lawsuits are definitively ruled, and the amounts involved in the lawsuits not yet concluded are disclosed in explanatory notes.

2.17. Distribution of dividends

The distribution of dividends to the Company’s shareholders is recognized as liability at the end of the year, based on the mandatory minimum dividends defined in the bylaws. Eventual values exceeding this minimum value are only recorded on the date in which these additional dividends are approved by the Company’s shareholders.

2.18.   Unrecorded revenues

Advanced revenues are recorded by the Company and its subsidiaries as liabilities in view of the advanced receipt of values from commercial partners due to the exclusivity in the provision of services of intermediation of supplementary or extended warranties and they are recognized in the result for the year by the proof of the provision of service on the sale of these warranties to commercial partners.

2.19.   Shareholders’ equity

In the case of acquisition of the Company’s own shares (treasury shares), the remuneration paid, including any directly attributable additional costs, is deducted from the shareholders’ equity, and remain recorded as treasury shares until the shares are cancelled or reallocated in the market. When these shares are subsequently reallocated, the eventual remuneration received, net of any directly attributable operating costs, is included in the shareholders’ equity. Losses or gains from the purchase, sale, issuance or cancellation of the instruments representing the capital of the Company are not recognized.

2.20.     Stock-based compensation

The employees (including senior executives of the Company) may receive stock-based compensation, when the employees provide services in exchange for equity instruments ("operations settled with shares”).

The cost of operations settled with shares is recognized as expense for the year, together with a corresponding increase of shareholders’ equity, over the year in which the conditions of performance or provision of services are satisfied. Accumulated expenses, recognized in connection with the equity instruments at each base date, to the acquisition date, reflect the extent in which the acquisition period has expired and the Company’s best estimate of the number of equity instruments to be acquired.

The expense or income for each year represents the changes in accumulated expenses recognized at the beginning and at end of the year. Expenses related to services  that  will  not

EXHIBIT 2 (Continued)

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Accounting practice

complete their acquisition period will not be recognized, except in the case of operations settled with shares in which the acquisition depends on a market condition or non-acquisition of rights, which are treated as acquired, irrespective of satisfying or not the market condition or the non-acquisition of rights, provided that all the other conditions of performance and/or provision of services are satisfied.

When an equity instrument is modified, the minimum expense recognized is an expense that would be incurred if the terms had not been changed. An additional expense is recognized in case of a change increasing the total fair value of the stock-based compensation operation or which would otherwise benefit the employee, as measured on the date of the change.

In case of cancellation of an equity instrument, it is treated as if it had been fully acquired on the cancellation date, and any expenses not yet recognized related to the premium are recognized immediately in the result for the year. This includes any premium whose conditions of non-acquisition under the control of the Company or of the employee are not satisfied. However, if the cancelled plan is replaced by a new plan and designated as substitution grants on the date in which it is granted, the cancelled grant and the new plan is treated as if it were a change in the original grant, as described in the prior paragraph. All the cancellations of transactions settled with shares are treated likewise.

The dilutive effect of the outstanding options is reflected as additional dilution of shares in the calculation of the diluted income per share.

2.21.   Income per share

The basic income per share is calculated based on the weighted-average number of outstanding shares of each category during the year and the treasury shares.

The diluted income per share is calculated as follows:

•     numerator: income for the year adjusted by the dilutive effects of options granted by subsidiaries; and

•     denominator: number of shares of each category adjusted so as to include possible shares corresponding to dilutive instruments (stock options), less the number of shares that could be repurchased in the market, as the case may be.

The equity instruments that should or could be settled with the shares of the Company and its subsidiaries are only included in the calculation when their settlement have dilutive impact on the income per share.

2.22.     Calculation of net income

Income is recognized as it is probable that the Company will receive economic benefits and it is possible to measure income on reliable manner. Income is measured at the fair value of the contra-entry received, excluding discounts, rebates and taxes or taxes on sales. The Company assesses its income generating agreements based on specific criteria to determine if it operates in the quality of principal or agent. The Company concluded that it operates in the quality of principal in all its income generating agreements, except when they refer to the intermediation of sales of extended warranties and intermediation in the sale of insurance policies. In this specific case, the Company operates as agent, and income is recognized on net basis, which reflects the commission received from insurance companies. In addition, the following specific recognition criteria should be met so as to recognize income:

EXHIBIT 2 (Continued)

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Accounting practice

i)      Income

a)     Sales of goods

Income from the sale of products are recognized at their fair value and when all the risks and benefits inherent in the product are transferred to the buyer, the Company ceases to have control or responsibility for the goods sold and the economic benefits generated to the Company is probable. Income is not recognized if its realization is uncertain.

b)    Services rendered

Because the Company is the holder of insurance policies of extended warranty, financial protection insurance and personal accident insurance, intermediator of sales of technical assistance and mobile phone recharge, income earned is presented on net basis and recognized to the result when it is probable that the economic benefits will flow to the Company, as well as that their values will be able to be measured on reliable manner.

c)     Income from financial services

Since the financing activity to the consumer is part of and becomes fundamental to carry out the Company’s business, for all the financial instruments evaluated at amortized cost, the financial income is accounted for using the effective interest rate, which discounts exactly the future estimated cash receipts over the estimated life of the financial instrument or over a shorter period of time, when applicable, to the net book value of the asset. The interest rate is included under the caption of financial services, comprising gross profit, in the statement of income.

d)   Interest income

An interest rate related to all the financial instruments measured at amortized cost is recorded by adopting the effective interest rate, which corresponds to the discount rate of cash payments or receipts over the useful life provided for in the financial instrument - or shorter period, as the case may be – to the net book value of the asset or financial liability. The interest rate is included in the financial result in the statement of income for the year.

e)     Returns and cancellations

Returns and cancellations are recognized when the sale is incurred. The estimates are based on the sales volumes and history of returns at each business segment. The income is accounted for net of returns and cancellations.

ii)     Cost of goods sold

The cost of goods sold comprises the acquisition cost, net of discounts and bonuses received from suppliers, variations in the inventories and logistic costs.

The bonus received from suppliers is measured based on the contracts and agreements signed with the suppliers.

The selling cost includes the cost of logistic operations managed or outsourced by the Company, comprising storage, handling and freight costs incurred until the goods are available for sale. Transportation  costs are included in the acquisition costs.

EXHIBIT 2 (Continued)

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Accounting practice

iii)    Selling expenses

Selling expenses comprise all the expenses of the stores, such as salaries, marketing, occupation, maintenance, expenses with credit card companies, etc.

Marketing expenses refer to advertising campaigns for each segment in which the Group operates. The main communication means used by the Group are: radio, television, newspapers and magazines, and their bonus values are recognized in the result for the year upon their realization, net of values received from suppliers, in cooperation.

iv)    General and administrative expenses

General and administrative expenses correspond to indirect expenses and cost of corporate units, including purchase and supplies, IT and financial activities.

v)   Other operating expenses, net

Other operating income and expenses correspond to the effects of significant events occurred during the year, which do not fall into the definition of the other captions of the statement of income.

vi)    Financial Result

Financial expenses include substantially all the expenses generated by net debt and by the selling cost of receivables during the year, offset against capitalized interest, losses related to measurement of derivatives at fair value, losses on disposals of financial assets, financial charges on lawsuits and taxes and interest expenses on financial commercial leasing, as well as adjustments related to discounts.

The financial income includes income from cash and cash equivalents and from judicial deposits,  and gains related to measurement of derivatives at fair value.

2.23.   Taxation

Current income and social contribution taxes

Current income and social contribution tax assets and liabilities for the current and previous years are measured at the value expected to be reimbursed or paid to the tax authorities. The tax rates and tax laws adopted in the calculation of the tax are those in effect or substantially in effect on the balance sheet dates.

Taxation on income comprises Income Tax - Legal Entity (“IRPJ”) and Social Contribution on Net Income (“CSLL”), and is calculated under the taxable income regime (adjusted profit) at the rates applicable under the legislation in effect: 15% on taxable income and 10% surtax on annual taxable income exceeding R$ 240 thousand, for IRPJ, and 9%, for CSLL.

The deferred income and social contribution taxes are generated by temporary differences on the balance sheet dates, between the tax bases of assets and liabilities and their book values.

The deferred income and social contribution tax assets related to all deductible temporary differences and unused tax losses are recognized, as long as it is probable that there will be taxable income against which temporary differences and unused tax losses  may  be  deducted,

EXHIBIT 2 (Continued)

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Accounting practice

except when the deferred income and social contribution tax asset related to the deductible temporary difference results from the initial recognition of an asset or liability in an operation that is not a business combination and that, during the operation, does not affect the accounting profit or the tax income or tax loss.

The deferred income and social contribution tax liabilities related to all taxable temporary differences, except when the deferred tax liability results from the initial recognition of goodwill or of an asset or liability in an operation that is not a business combination and that, during the operation, does not affect the accounting profit or the tax income or tax loss.

In regard to deductible temporary differences associated to investments in subsidiaries and associated companies, the deferred income and social contribution taxes are recognized only when it is probable that the temporary differences will be reversed in a predictable future and that there will be taxable income against which to use the temporary differences.

The book value of deferred income and social contribution assets are revised on each balance sheet date and reduced as it is no longer probable that there will be sufficient taxable income to allow the use of all or part of the deferred income and social contribution taxes. The deferred income and social contribution tax assets not recognized are revalued on each balance sheet date and recognized as it  becomes probable that there will be future taxable income to allow the recovery of these assets.

The deferred income and social contribution tax assets and liabilities are measured at tax rates applicable in the year in which the asset is realized or in which the liability is settled, based on the rates (and tax laws) in effect or substantially in effect on the balance sheet dates.

Current Income and social contribution taxes

Deferred taxes related to items directly recognized in the shareholders’ equity are also recognized in the shareholders’ equity, and not in the statement of income.

The deferred income and social contribution tax assets and liabilities are offset if there is a legal or contractual right  to offset the tax assets against income tax liabilities, and if deferred taxes refer to the same taxpaying entity and to the same tax authority.

Other taxes

Income from sales and services are subject to the Value-Added Tax on Sales and Services ("ICMS”) and to Service Tax ("ISS”), calculated based on the tax rates in effect in each region, and to the Social Integration Program ("PIS”) and to Social Contribution on Billings ("COFINS”), and are presented net of income from sales.

Income and expenses are recognized net of taxes, except when the sales tax on a purchase of assets or services is not recoverable with the tax authority. In this case, the sales tax is recognized as part of the acquisition cost of the asset or as part of the expense item, as the case may be.

2.24.   Business combinations and goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the sum of the payment transferred, measured at fair value on the acquisition date, and the remaining non-controlling shareholders’ interest in the acquired company.     For   each   business  combination,  the  acquirer  measures  the  non-controlling

EXHIBIT 2 (Continued)

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Accounting practice

shareholders’ interest in the acquired company at fair value or based on the proportional interest in the identifiable net assets of the acquired company. The acquisition costs incurred are treated as expense and included in administrative expenses.

When the Company acquires a business, it evaluates the financial assets and liabilities assumed for the appropriate classification and designation under the contractual terms, economic circumstances and conditions prevailing on the acquisition date. This includes the separation of derivatives embedded in agreements by the acquired company.

If the business combination is conducted in stages, the fair value on the date of acquisition of the interest formerly held by the acquirer in the acquired company is adjusted at fair value on the acquisition date through the result.

Any contingent payment to be transferred by the acquirer will be recognized at fair value on the acquisition date. Subsequent changes in the fair value of the contingent payment considered as an asset or liability will be recognized through the result or as change in other comprehensive results.

The goodwill is initially measured at cost, and the exceeding value between the payment transferred and the amount recognized of non-controlling shareholders’ interest in assets acquired and liabilities assumed. If such payment is lower than the fair value of the net assets of the acquired subsidiary, the difference is recognized in the result as gain on advantageous purchase.

After the initial recognition, the goodwill is measured at cost, less any possible losses on non-recovery. For purposes of test of loss of the recoverable value, the goodwill acquired in a business combination is, since the acquisition date, allocated to each one of the cash generating units of the Company which should benefit from the business combination performed, irrespective if other assets or liabilities of the acquired company will be attributed to these units.

When the goodwill is part of a cash generating unit and part of the operation within this unit is sold, the goodwill associated to the operation sold is included in the book value of the operation upon the calculation of income earned or loss incurred on the sale of the operation. This goodwill is measured based on the relative values of the operation sold and part of the cash generating unit that was  maintained.

2.25.  Recording of ownership interest at cost, derived from corporate restructurings made with related parties

The Company records at historical cost the interest derived from corporate restructurings acquired from related parties. The difference between the balance of cost and the net value acquired is recorded in the shareholders’ equity, when the transaction is made between companies under common control. These transactions do not qualify as business combination under CPC 15 R1 /IFRS 3.

2.26.   Translation of foreign currency

The financial statements are presented in Reais, which is the functional currency of the parent company. Each entity determines its functional currency and all its financial transactions are measured in that currency.

The financial statements of the subsidiaries that adopt a functional currency different from that of the  parent company are translated into reais, on the balance sheet date, in accordance with

EXHIBIT 2 (Continued)

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Accounting practice

the following criteria:

•     Assets and liabilities, including goodwill and adjustments to market value, are translated into reais at the foreign exchange rate prevailing on the balance sheet date;

•     Statement of income and statement of cash flows are translated into Reais using the average rate for the period, except if there are significant variations, in this case it is used the rate prevailing on the date of the transaction;

•     Shareholders’ equity accounts are maintained at historical balance in reais and the variation is recorded under the caption of adjustments of equity evaluation as other comprehensive results.

The differences of foreign exchange variations are directly recognized in a separate component of the shareholders’ equity. When a foreign operation is sold, the accumulated value of adjustment of foreign exchange variation in the shareholders’ equity is recorded in the result for the year.

Effects of the translation of the investment in a foreign operation are recognized in separate components of the shareholders’ equity and reclassified to the result upon write-off of the investment.

Foreign currency transactions (that is, transactions in a currency different from the functional currency of the entity) are translated into reais using the translation rate on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the closing rate and the resulting foreign exchange variation is recorded in the financial Result. Non-monetary assets and liabilities denominated in foreign currencies are translated at the transaction rate.

2.27.     Pension plan

The pension plan, financed by payments made to insurance companies, is classified as defined contribution plan in accordance with CPC 33 R1 (IAS 19). A defined contribution plan is a pension plan in which an entity pays fixed contributions to another legal entity. The Company has no legal or constructive obligation to make additional contributions in relation to the balance of the plan assets.

Actuarial gains and losses arise from the effects of changes in actuarial assumptions and history of adjustments (differences between the results based on prior actuarial assumptions and historical data). All actuarial gains and losses of the defined benefit plan are recognized in the shareholders’ equity.

The cost of past service related to the increase in an obligation following the introduction of a new benefit plan, or change in an existing plan, is recognized in the result for the period.

Expenses related to the defined benefit plan are recognized under operating expenses (cost of service) or other financial income or expenses (net of the assets and liabilities of the plan).

Contingencies, settlement and cost of past service are recognized under operating expenses or other financial income or expenses depending on their nature. The liability recognized in the balance sheet is measured at the present value of the obligation.

EXHIBIT 2 (Continued)

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Accounting practice

2.28.     Customer’s mileage programs

They are used by the Company to provide incentives to its customers on sales of products or services. If the customer purchases products or services, the Company grants credits to them. The customer may redeem the credits at no cost, as discount in the value of products or services, on subsequent purchases.

The Company estimates the fair value of points granted according to the loyalty plan "Programa Mais” and "Clube Extra”, applying statistical techniques, considering the maturity term of the points for two years as defined in the regulation, the percentages of conversion of points into discounts, and the cost of conversion of the points which begins with the conversion of 3,000 points for R$20.00 and 750 points for R$5.00 into products under "Programa Mais” and "Clube Extra”, respectively.

The Company recognizes the points initially granted and the reversal of points expired in net income.

3.     Adoption of new pronouncements, changes and interpretations of pronouncements issued by IASB and CPC and standards published but not yet in effect

3.1. Changes in IFRSs and the new interpretations of mandatory adoption as of the current year

In 2015, Barcelona applied amendments and new interpretations to IFRSs and CPCs issued by IASB and by CPC, whose adoption became mandatory for the accounting periods beginning on or as of January 1, 2014. The main changes to the Company are:

Standard	Description	Impact
Annual improvements to IFRSs: Cycle 2010-2012

Changes in IFRS 2 – Definitions and conditions for the vesting, Market and performance, IFRS 3 – Describe changes in the measurement of contingent considerations, IFRS 8 – Requires disclosure of management judgement for the application of aggregation concept, IFRS 13 – short term receivables and payables value measurement, IAS 16 e IAS 38 – assets revaluation and IAS 24 – Disclosure of management services entities.

The adoption of this standard did not result in a material impact.

EXHIBIT 2 (Continued)

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Accounting practice

Standard	Description	Impact
Annual improvements to IFRSs: Cycle 2011-2013

Changes to IFRS 1 – Define versions of IFRS that can be used in the first adoption, IFRS 3 – Clarify that creation of joint ventures are excluded from the scope; IFRS 13 – Clarify the exception of paragraph 52, IAS 40 – Clarify the inter-relation of IFRS 3 and IAS 40 in certain cases.

The adoption of this standard did not result in a material impact.
Changes to IAS 19 – Defined benefits plans	Clarify how contributions must be disclosed as deduction of the cost of service.	The adoption of this standard did not result in a material impact.

4.     Main accounting judgements, estimates and assumptions

The preparation of the Company’s individual financial statements requires management to make  judgements and estimates and to adopt assumptions that affect the reported amounts of income, expenses, assets and liabilities, disclosure of contingent liabilities at the end of the years, however, the uncertainties in regard to these assumptions and estimates may generate results that require significant adjustments to the book value of the asset or liability affected in future years. In the process of application of the Company’s accounting policies, management adopted the following judgements, which had the most significant effect on the values recognized in the individual financial statements:

4.1.  Commitments of financial commercial leasing - the Company as leaseholder

The Company entered into rent agreements of commercial properties of its portfolio of rented properties and based on an evaluation of the terms and conditions of the agreements, which retains the total significant risks and rewards from the ownership of these properties and it accounted for these agreements as financial commercial leasing.

Pursuant to the method disclosed in note 2.9, the Company conducted a test to verify the assets that could be non recoverable in the year ended December 31, 2015, and based on these tests, there was no need of provision.

The procedure to verify non-realization consisted in grouping operating and intangible assets (such as goodwill) directly attributable to the cash generating units - UGC (stores). The steps of the test were as follows:

•     Step 1: it was compared the book value of UGCs with a multiple of sales (35% to 40%), representing asset of transactions between retail companies. For UGCs with value of multiple lower than the book value, it was moved to a more detailed method, described in Step 3;

•     Step 2: for the selection of UGCs located in the Company’s own properties (own stores), an appraisal report was obtained,  prepared by  independent  experts  and  in  case  there still

EXHIBIT 2 (Continued)

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Accounting practice

•     remained the indicative of  impairment, the same procedures were used for the UGCs of third parties, described in Step 3; and

•     Step 3: it was prepared a discounted cash of the UGC, using sales growth between 6.7% and 8.0% for the next 5 years. The discount rate used was 12.5%.

For purposes of test of loss on reduction to recoverable value, the goodwill acquired through business combinations and licenses with indefinite lives was allocated to the four cash generating units, which are also operating segments that disclose information, namely Retail, Electric, Cash & Carry Wholesale and Electronic Commerce.

The recoverable value of the segments is determined through calculation based on the value in use on the basis of projections of cash from financial budgets approved by top management for the next three years. The discount rate before taxes on income applied to cash flow projections is 12.5%, and the cash flows exceeding the period of three years are extrapolated using a growth rate of 6.7%. As result of this analysis, it was not identified the need to recognize provision for reduction to the recoverable value of these assets.

4.2.  Impairment of assets

Pursuant to the method disclosed in note 2.9, the Company conducted a test to verify the assets that could be impaired in the year ended December 31, 2015, and based on these tests, there was no need of provision.

The procedure to verify non-realization consisted in grouping operating and intangible assets (such as goodwill) directly attributable to the cash generating units - UGC (stores). The steps of the test were as follows:

•  Step 1: it was compared the book value of UGCs with a multiple of sales (35% to 40%), representing asset of transactions between retail companies. For UGCs with value of multiple lower than the book value, it was moved to a more detailed method, described in Step 3;

•  Step 2: for the selection of UGCs located in the Company’s own properties (own stores), an appraisal report was obtained, prepared by independent experts and in case there still remained the indicative of  impairment, the same procedures were used for the UGCs of third parties, described in Step 3; and

•  Step 3: it was prepared a discounted cash of the UGC, using sales growth between 6.7% and 8.0% for the next 5 years. The discount rate used was 12.5%.

For purposes of test of impairment, the goodwill acquired through business combinations and licenses with indefinite lives was allocated to the four cash generating units, which are also operating segments that disclose information, namely Retail, Electric, Cash & Carry Wholesale and Electronic Commerce.

The recoverable value of the segments is determined through calculation based on the value in use on the basis of projections of cash from financial budgets approved by top management for the next three years. The discount rate before taxes on income applied to cash flow projections is 12.5%, and the cash flows exceeding the period of three years are extrapolated using a growth rate of 6.7%. As result of this analysis, it was not identified the need to recognize provision for reduction to the recoverable value of these assets.

EXHIBIT 2 (Continued)

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Accounting practice

4.3.  Taxes on income

In view of the nature and complexity of the businesses of the Group, the differences between the effective results and the assumptions adopted or the future changes in these assumptions, may cause future adjustments of tax income and expenses already recorded. The Company recognizes provisions, based on reasonable estimates for the taxes due. The value of these provisions is based on several factors, such as experience of prior inspections and the different interpretations of the tax regulation by the taxpaying entity and by the tax authority in charge. These differences of interpretation may refer to a wide variety of issues, depending on the conditions prevailing in the domicile of the respective entity.

The deferred income and social contribution tax assets related to all the unused tax losses and temporary differences are recognized, as long as it is probable that there will be taxable income against which tax credits may be offset. The definition of the value of deferred income and social contribution tax assets which may be recognized requires a significant level of judgement by management, based on the estimates of profit and level of future taxable income, in accordance with the strategic planning approved by the Board of Directors.

The Company’s tax losses result in a tax benefit of R$ 34 on December 31, 2015. These losses have no period of review by tax authorities, but their use, in conformity.

4.4.  Fair value of derivatives and other financial instruments

When it is not possible to be obtained in active markets, the fair value  of  financial  assets and  liabilities recorded in the financial statements is calculated according to the hierarchy established by technical pronouncement CPC 38 (IAS 39), which sets forth certain evaluation techniques, among which the discounted cash flow model. The information for these models is obtained, whenever possible, from observable markets or information, from operations and transactions comparable in the market. The judgements include examination of the information, such as liquidity risk, credit risk and volatility. Any changes in the assumptions related to these factors may affect the fair value of the financial instruments.

The fair value of financial instruments actively negotiated in organized markets is determined based on market quotations on the balance sheet dates. As to financial instruments not actively negotiated, the fair value is based on evaluation techniques defined by the Company and compatible with the usual market practices. These techniques include the use of recent market operations among independent parties, the benchmarking of the fair value of similar financial instruments, the analysis of the discounted cash flow or other evaluation models.

When the fair value of financial assets and liabilities recorded in the balance sheet cannot be observed in active markets, it is determined using valuation techniques, including the discounted cash flow model. The information of these models is extracted from the market when possible. When it is not possible to obtain the information, judgement is required in the calculation of fair value. The judgement includes considerations of inputs such as: liquidity risk, credit risk and volatility. Changes in the assumptions regarding these factors may affect the fair value of the financial instruments.

4.5.  Stock-based compensation

The Company measures the costs of the transactions of employees eligible to stock-based compensation based on the fair value of equity instruments on the grant date. The estimate of the fair value of stock-based compensation operations requires a definition of the most adequate evaluation model, which depends on the terms and conditions of the grant.  This estimate also

EXHIBIT 2 (Continued)

SENDAS DISTRIBUIDORA S.A.

Accounting practice

requires a definition of the most adequate information for the evaluation model, including the expectation of useful life of the stock option, the volatility and the return of dividends, as well as the preparation of corresponding assumptions.

4.6.  Provision for lawsuits

The Company is party to several judicial and administrative lawsuits, and the provisions for lawsuits  are recognized for all the causes representing probable losses and which can be reasonably estimated. The evaluation of the likelihood of loss includes analysis of available evidences, the hierarchy of the laws, the available prior court decisions, the most recent court decisions and their legal relevance, the history of occurrence and values involved and the evaluation of external lawyers.

4.7.  Estimated losses on doubtful accounts

The subsidiary Via Varejo has balances receivable from installment sales (using “carnês”), whose estimate of loss on this portfolio is made in accordance with an expected percentage, which is obtained by observing the behavior of the portfolios in the last months and updated at each accounting closing.

4.8.  Recoverable taxes

The Company and its subsidiaries have balances of recoverable taxes mainly related to ICMS, ICMS Tax Substitution - ST, PIS and Cofins. These taxes will be realized based on projections of growth, operational issues and generation of debts for consumption of these credits by the companies of the Group.

EXHIBIT 3

SENDAS DISTRIBUIDORA S.A.

Balance Sheet the merger of Barcelona

(amounts in Brazilian reais)

ASSETS
Current
Cash and cash equivalents	55,622,606.93
Financial instruments	1,233,759,626.03
Trade receivables (net of bad debts)	83,621,987.44
Accounts receivable related parties	86,224,340.58
Third parties credits	42,160,321.36
Tax credits	120,841,611.82
Dividends receivable	83,433.35
Advance to suppliers	340,098,046.69
Inventory	1,482,651,448.24
Prepaid expenses	21,926,287.58

Total of current assets	3,466,989,710.02

Non-current
Accounts receivable related parties	204,912,896.04
Tax credits	12,715,647.26
Judicial deposits	77,003,240.82
Prepaid expenses	23,082,858.46
Other	3,967,715.73
Investments	156,646,050.11
Property, plant and equipment, net	2,080,585,799.02
Intangible (net of provision for impairment)	681,064,045.28

Total of non-current assets	3,239,978,252.72

TOTAL OF ASSETS	6,706,967,962.74

LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITY
Current
Loans and financing	330,379,583.49
Suppliers	2,357,679,035.64
Related parties suppliers	57,848,751.81
Fiscal obligations	133,365,462.41
Labor obligations	127,575,631.11
Related parties obligations	817,006,859.77
Dividends payable	133,053,382.00
Other	128,504,261.59
Anticipated revenues	35,907,278.12
Milage program	2,132,946.53

Total of current liability	4,123,453,192.47

Non-current
Loans and financing	300,508,336.52
Contingent laibilities	158,565,513.42
Other	3,232,220.35
Tax obligations	2,050,296.46
Hedge instruments	1,404,795.43

Total of non-current laibility	465,761,162.18

TOTAL OF LIABILITIES	4,589,214,354.65

SHAREHOLDERS' EQUITY	2,117,753,608.09

TOTAL OS LIABILITY AND SHAREHOLDERS' EQUITY	6,706,967,962.74

EXHIBIT 4

SENDAS DISTRIBUIDORA S.A.

Balances between companies to be cancelled during the merger

(amounts in Brazilian reais)

Sendas e CBD	Assets	Liabilities

Accounts receivable related parties
Accounts receivable CBD	40.105.619,71	-
Liabilities with related parties
Suppliers related parties	-	54.672.760,80
Related parties’ obligations	-	581.214.386,31

	40.105.619,71	635.887.147,11

Barcelona and CBD

Accounts receivable related parties
Accounts receivable CBD	7.782.512,30	-
Suppliers’ related parties	-	590.653,78
Dividends payable	-	84.538.481,57
Related parties’ obligations	-	27.037.116,56

	7.782.512,30	112.166.251,91

CBD and Sendas

Credits with related parties
Accounts payable for goods	54.672.760,80	-
Other	581.214.386,31	-
Related parties’ obligations	-	40.105.619,71

	635.887.147,11	40.105.619,71

CBD and Barcelona

Accounts receivable with related parties	590.653,78
Dividends receivable	84.538.481,57
Credits with related parties	27.037.116,56
Suppliers related parties	-	7.782.512,30

	112.166.251,91	7.782.512,30

	795.941.531,03	795.941.531,03

EXHIBIT 5

SENDAS DISTRIBUIDORA S.A.

Net Assets to be spun-off

(amounts in Brazilian reais)

ATIVO
Circulante
Caixa e equivalentes de caixa	18,898,980.72
Instrumentos financeiros	230,000,000.00
Clientes (líquido de PDD)	27,270,947.68
Contas a receber de partes relacionadas	84,792,813.47
Créditos de terceiros	30,559,420.24
Impostos a recuperar	44,530,735.45
Dividendos a receber	83,433.35
Adiantamentos a fornecedores	104,714,823.73
Estoques	475,407,363.80
Despesas antecipadas	4,411,754.12

Total do ativo circulante	1,020,670,272.56

Não circulante
Créditos com partes relacionadas	787,977.96
Impostos a recuperar	21,331,417.68
Imobilizado líquido	583,222,318.71

Total do ativo não circulante	605,341,714.35

TOTAL DO ATIVO	1,626,011,986.91

PASSIVO E PATRIMÔNIO LÍQUIDO
PASSIVO
Circulante
Empréstimos e financiamentos	1,347,837.21
Fornecedores	792,622,036.10
Fornecedores partes relacionadas	55,228,190.93
Obrigações fiscais	45,234,043.51
Obrigações trabalhistas	33,421,071.39
Obrigações com partes relacionadas	651,898,737.28
Outras obrigações	28,720,313.22
Programa de fidelização	2,132,946.53

Total do passivo circulante	1,610,605,176.17

Não circulante
Empréstimos e financiamentos	4,955,247.05
Outras contas a pagar	3,232,220.35

Total do passivo não circulante	8,187,467.40

TOTAL DO PASSIVO	1,618,792,643.57

PATRIMÕNIO LÍQUIDO	7,219,343.34

TOTAL DO PASIVO E PATRIMÔNIO LÍQUIDO	1,626,011,986.91

EXHIBIT 6

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Balance sheet as at December 31, 2015

(amounts in Brazilian reais)

ATIVO
Circulante
Caixa e equivalentes de caixa	170,910,968.36
Instrumentos financeiros	2,075,589,660.37
Clientes (líquido de PDD)	209,314,138.02
Contas a receber de partes relacionadas	58,675,369.82
Créditos de terceiros	192,428,869.57
Impostos a recuperar	425,929,025.18
Dividendos a receber	115,927,490.31
Adiantamentos a fornecedores	567,823,307.60
Bens disponiveis para venda	2,418,183.40
Estoques	2,828,337,217.53
Despesas antecipadas	74,045,160.20

Total do ativo circulante	6,721,399,390.36

Não circulante
Créditos com partes relacionadas	1,113,738,766.13
Impostos a recuperar	571,161,787.43
Depósitos judiciais	411,103,710.21
Despesas antecipadas	18,737,265.68
Outros créditos	110,460,245.58
Investimentos	5,257,488,623.49
Imobilizado líquido	7,139,882,954.82
Intangível (líquido da provisão para perdas e amortização)	729,479,436.24

Total do ativo não circulante	15,352,052,789.58

TOTAL DO ATIVO	22,073,452,179.94

PASSIVO E PATRIMÔNIO LÍQUIDO
PASSIVO
Circulante
Empréstimos e financiamentos	646,563,580.49
Fornecedores	4,586,596,993.51
Fornecedores partes relacionadas	70,243,518.09
Obrigações fiscais	148,961,140.87
Obrigações trabalhistas	372,511,410.43
Obrigações com partes relacionadas	324,592,610.19
Dividendos a pagar	1,281,050.03
Outras obrigações	492,209,479.53
Receita antecipada	27,660,358.67
Programa de fidelização	27,431,632.21
Provião para perda em investimentos	143,777,006.33

Total do passivo circulante	6,841,828,780.35

Não circulante
Empréstimos e financiamentos	3,467,057,286.86
Impostos parcelados	572,181,657.87
Provisão para contingências	490,069,395.03
Outras contas a pagar	13,709,115.15
Obrigações fiscais	40,375,718.93
Receitas antecipadas	32,019,216.79
Instrumentos financeiros de hedge	22,024,663.13

Total do passivo não circulante	4,637,437,053.76

TOTAL DO PASSIVO	11,479,265,834.11

PATRIMÕNIO LÍQUIDO	10,594,186,345.83

TOTAL DO PASIVO E PATRIMÔNIO LÍQUIDO	22,073,452,179.94

EXHIBIT 7

SENDAS DISGTRIBUIDORA S.A.

Balance sheet after the spin-off

(amounts in Brazilian reais)

	SENDAS after merging Barcelona	Spun-off portion	SENDAS after spin-off

ASSETS
Current
Cash and cash equivalents	55,622,606.93	18,898,980.72	36,723,626.21
Financial instruments	1,233,759,626.03	230,000,000.00	1,003,759,626.03
Trade receivables (net of bad debts)	83,621,987.44	27,270,947.68	56,351,039.76
Accounts receivable related parties	86,224,340.58	84,792,813.47	1,431,527.11
Third parties credits	42,160,321.36	30,559,420.24	11,600,901.12
Tax credits	120,841,611.82	44,530,735.45	76,310,876.37
Dividends receivable	83,433.35	83,433.35	-
Advance to suppliers	340,098,046.69	104,714,823.73	235,383,222.96
Inventory	1,482,651,448.24	-	1,482,651,448.24
Assets available for sale	-	475,407,363.80	(475,407,363.80)
Prepaid expenses	21,926,287.58	4,411,754.12	17,514,533.46

Total of current assets	3,466,989,710.02	1,020,670,272.56	2,446,319,437.46

Non-current
Accounts receivable related parties	204,912,896.04	787,977.96	204,124,918.08
Tax credits	12,715,647.26	21,331,417.68	(8,615,770.42)
Judicial deposits	77,003,240.82	-	77,003,240.82
Prepaid expenses	23,082,858.46	-	23,082,858.46
Other	3,967,715.73	-	3,967,715.73
Investments	156,646,050.11	-	156,646,050.11
Property, plant and equipment, net	2,080,585,799.02	583,222,318.71	1,497,363,480.31
Intangible (net of provision for impairment)	681,064,045.28	-	681,064,045.28

Total of non-current assets	3,239,978,252.72	605,341,714.35	2,634,636,538.37

TOTAL OF ASSETS	6,706,967,962.74	1,626,011,986.91	5,080,955,975.83

LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITY
Current
Loans and financing	330,379,583.49	1,347,837.21	329,031,746.28
Suppliers	2,357,679,035.64	792,622,036.10	1,565,056,999.54
Related parties suppliers	57,848,751.81	55,228,190.93	2,620,560.88
Fiscal obligations	133,365,462.41	45,234,043.51	88,131,418.90
Labor obligations	127,575,631.11	33,421,071.39	94,154,559.72
Related parties obligations	817,006,859.77	651,898,737.28	165,108,122.49
Dividends payable	133,053,382.00	-	133,053,382.00
Other	128,504,261.59	28,720,313.22	99,783,948.37
Anticipated revenues	35,907,278.12	-	35,907,278.12
Milage program	2,132,946.53	2,132,946.53	-

Total of current liability	4,123,453,192.47	1,610,605,176.17	2,512,848,016.30

Non-current
Loans and financing	300,508,336.52	4,955,247.05	295,553,089.47
Contingent laibilities	158,565,513.42	-	158,565,513.42
Other	3,232,220.35	3,232,220.35	-
Tax obligations	2,050,296.46	-	2,050,296.46
Hedge instruments	1,404,795.43	-	1,404,795.43
Total of non-current laibility
	465,761,162.18	8,187,467.40	457,573,694.78
TOTAL OF LIABILITIES
	4,589,214,354.65	1,618,792,643.57	2,970,421,711.08
SHAREHOLDERS' EQUITY
	2,117,753,608.09	7,219,343.34	2,110,534,264.75

TOTAL OF LIABILITY AND SHAREHOLDERS' EQUITY	6,706,967,962.74	1,626,011,986.91	5,080,955,975.83

EXHIBIT 8

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Balance sheet after the merger

(amounts in Brazilian reais)

				Exclusions

	CBD	Merged net asset	Balance	Debit	Credit	CBD after the merger
ASSETS
Current
Cash and cash equivalents	170,910,968.36	18,898,980.72	189,809,949.08			189,809,949.08
Financial instruments	2,075,589,660.37	230,000,000.00	2,305,589,660.37			2,305,589,660.37
Trade receivables (net of bad debts)	209,314,138.02	27,270,947.68	236,585,085.70			236,585,085.70
Accounts receivable related parties	58,675,369.82	84,792,813.47	143,468,183.29		48,478,785.79	94,989,397.50
Third parties credits	192,428,869.57	30,559,420.24	222,988,289.81			222,988,289.81
Tax credits	376,747,439.85	44,530,735.45	421,278,175.30			421,278,175.30
Dividends receivable	115,927,490.31	83,433.35	116,010,923.66		84,538,481.57	31,472,442.09
Advance to suppliers	567,823,307.60	104,714,823.73	672,538,131.33			672,538,131.33
Inventory	2,418,183.40	-	2,418,183.40			2,418,183.40
Assets available for sale	2,828,337,217.53	475,407,363.80	3,303,744,581.33			3,303,744,581.33
Prepaid expenses	74,045,160.20	4,411,754.12	78,456,914.32			78,456,914.32

Total of current assets	6,672,217,805.03	1,020,670,272.56	7,692,888,077.59			7,559,870,810.23

Non-current
Accounts receivable related parties	1,113,738,766.13	787,977.96	1,114,526,744.09		662,924,263.67	451,602,480.42
Tax credits	620,343,372.76	21,331,417.68	641,674,790.44			641,674,790.44
Judicial deposits	411,103,710.21	-	411,103,710.21			411,103,710.21
Prepaid expenses	18,737,265.68	-	18,737,265.68			18,737,265.68
Other	110,460,245.58	-	110,460,245.58			110,460,245.58
Investments	5,257,488,623.49	(7,219,343.34)	5,250,269,280.15			5,250,269,280.15
Property, plant and equipment, net	7,139,882,954.82	583,222,318.71	7,723,105,273.53			7,723,105,273.53
Intangible (net of provision for impairment)	729,479,436.24	-	729,479,436.24			729,479,436.24

Total of non-current assets	15,401,234,374.91	598,122,371.01	15,999,356,745.92		213	15,336,432,482.25

TOTAL OF ASSETS	22,073,452,179.94	1,618,792,643.57	23,692,244,823.51			22,896,303,292.48

EXHIBIT 8 (Continued)

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Balance sheet after the merger

(amounts in Brazilian reais)

				Exclusions

	CBD	Merged net asset	Balance	Debit	Credit	CBD after the merger
LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITY
Current
Loans and financing	646,563,580.49	1,347,837.21	647,911,417.70			647,911,417.70
Suppliers	4,586,596,993.51	792,622,036.10	5,379,219,029.61			5,379,219,029.61
Related parties suppliers	70,243,518.09	55,228,190.93	125,471,709.02	8,373,166.08		117,098,542.94
Fiscal obligations	148,961,140.87	45,234,043.51	194,195,184.38			194,195,184.38
Labor obligations	372,511,410.43	33,421,071.39	405,932,481.82			405,932,481.82
Related parties obligations	324,592,610.19	651,898,737.28	976,491,347.47	703,029,883.38		273,461,464.09
Dividends payable	1,281,050.03	-	1,281,050.03	84,538,481.57		(83,257,431.54)
Other	492,209,479.53	28,720,313.22	520,929,792.75			520,929,792.75
Anticipated revenues	27,660,358.67	-	27,660,358.67			27,660,358.67
Milage program	27,431,632.21	2,132,946.53	29,564,578.74			29,564,578.74
Allowance for impairment of investments	143,777,006.33	-	143,777,006.33			143,777,006.33

Total of current liability	6,841,828,780.35	1,610,605,176.17	8,452,433,956.52			7,656,492,425.49

Non-current
Loans and financing	3,467,057,286.86	4,955,247.05	3,472,012,533.91			3,472,012,533.91
Installment agreement for tax pay	572,181,657.87	-	572,181,657.87			572,181,657.87
Contingent laibilities	490,069,395.03	-	490,069,395.03			490,069,395.03
Other	13,709,115.15	3,232,220.35	16,941,335.50			16,941,335.50
Tax obligations	40,375,718.93	-	40,375,718.93			40,375,718.93
Anticipated revenue	32,019,216.79	-	32,019,216.79			32,019,216.79
Hedge instruments	22,024,663.13	-	22,024,663.13			22,024,663.13

Total of non-current laibility	4,637,437,053.76	8,187,467.40	4,645,624,521.16			4,645,624,521.16

TOTAL OF LIABILITIES	11,479,265,834.11	1,618,792,643.57	13,098,058,477.68		214	12,302,116,946.65

SHAREHOLDERS' EQUITY	10,594,186,345.83		10,594,186,345.83			10,594,186,345.83

EXHIBIT 4.12(v) to the Spin-Off Protocol
Agreements between Sendas and CBD that shall be settled by equity merger

CONTRATO	LENDER	BORROWER	EXECUTION DATE	AMOUNT	NOTE
Loan Agreement	Companhia Brasileira de Distribuição (successor of Sé Supermercados Ltda. by merger)	Sendas Distribuidora S.A.	06/23/2008	Principal Amount: R$ 232,512,194.98
1st Amendment to Annex I – Installment No. 01 of Loan Agreement executed between Sé and Sendas Distribuidora S.A. on 06/23/2008	Companhia Brasileira de Distribuição (successor of Sé Supermercados Ltda. by merger)	Sendas Distribuidora S.A.	12/22/2008	Principal Amount: R$ 232,512,194.98	Guarantee: Promissory Note No. 01 in the amount of R$ 232,512,194.98 issued by Sendas Distribuidora S.A. on 04/30/2008, with demand maturity.
2nd Amendment to Annex I – Installment No. 01 of Loan Agreement executed between Sé and Sendas Distribuidora S.A. on 06/23/2008	Companhia Brasileira de Distribuição (successor of Sé Supermercados Ltda. by merger)	Sendas Distribuidora S.A.	12/22/2008	Principal Amount: R$ 232,512,194.98 Outstanding Amount: R$ 363,695,822.11	Guarantee: Promissory Note No. 01 in the amount of R$ 232,512,194.98 issued by Sendas Distribuidora S.A. on 04/30/2008, with demand maturity.

EXHIBIT 3.2 TO MANAGEMENT PROPOSAL

APPRAISAL REPORT

(Free translation into English from the

original report previously issued in Portuguese)

SENDAS DISTRIBUIDORA S.A.

Appraisal report at book value on the net assets for purposes of spin-off with merger

25.02.16	1 00 012/16

To the Shareholders of

SENDAS DISTRIBUIDORA S.A. and

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

MAGALHÃES ANDRADE S/S AUDITORES INDEPENDENTES, audit and consulting firm, enrolled with the Regional Accounting Council of the State of São Paulo under number 2SP000233/O-3, registered with the National Registry of Legal Entities under number 62.657.242/0001-00 and located at Av. Brigadeiro Faria Lima, 1893 - 6° andar, Jardim Paulistano, São Paulo, Capital, appointed by you as expert to carry out the appraisal of the shareholders’ equity of SENDAS DISTRIBUIDORA S.A., for purposes of partial spin-off with merger into the equity of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO, after the realization of the diligences and verifications required for the performance of its work, presents the

Appraisal report

which is subscribed.

São Paulo, February 25, 2016.

MAGALHÃES ANDRADE S/S

Independent Accountants

CRC2SP000233/O-3

GUY ALMEIDA ANDRADE

Partner

Accountant CRC1SP116758/O-6

Appraisal Report

INTRODUCTION

27.  The present spin-off and merger operation is result of the process of corporate reorganization and it will provide benefit to the companies involved in view of the administrative and management streamlining, with savings of operating costs and providing the development and the agility of the activities exercised on independent basis.

28.  The spun-off company SENDAS DISTRIBUIDORA S.A. (SENDAS) is a subsidiary of the merging company COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (CBD).

29.  Therefore, the present APPRAISAL REPORT, has the purpose of determining the book value of the net assets to be spun-off, taking into account the financial position of SENDAS on December 31, 2015.

30.  The appraisal report is being issued in connection with the audit of the balance sheet of SENDAS, prepared for such purpose on December 31, 2015, in accordance with NBC TA 805 (ISA 805). Management is responsible for the preparation and fair presentation of this financial statement in accordance with the Brazilian accounting practices and internal controls which it had determined as necessary to allow the preparation of financial statements free from material distortion, whether caused by fraud or error.

31.  Our responsibility is to express an opinion on the financial statement based on our audit, conducted in accordance with the Brazilian and international audit standards. These standards demand the compliance with ethical requirements by the auditors and that the audit should be  planned and conducted with the purpose of obtaining reasonable assurance that the financial statement is free from material distortion.

32.  An audit involves performing procedures to obtain evidence in respect to the values presented and disclosures made in the financial statement. The selected procedures depend on the auditor’s judgement, including the assessment of the risks of material misstatement in the financial statement, whether due to fraud or error. In those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statement of the Company in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting polices used and the reasonableness of accounting estimates made by  management, as well as evaluating the overall presentation of the financial statement.

33.  We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

SENDAS’ FINANCIAL POSITION

34.  SENDAS’ equity is composed of assets and liabilities derived from its operations.

35.  The evaluation of the assets to be spun-off and merged by CBD is made at book value, in compliance with article 226 and 264 of Law 6.404/76 and based on the financial position reflected in the Balance Sheet as of December 31, 2015, shown in EXHIBIT 1, which is summarized below:

ASSETS	3,109,465,975.83

(-) LIABILITIES	1,761,044,779.00

SHAREHOLDERS’ EQUITY	1,348,421,196.83

36.  The aforementioned balance sheet was prepared in accordance with the Brazilian accounting practice and considered, for purpose of evaluation, the company’s ability to continue as a going concern.

37.  SENDAS regularly keeps its accounting, and its operations are registered in the appropriate book, where the balances are composed and reconciled.

38.  SENDAS keeps its accounting records pursuant to the accounting practice adopted in Brazil, based in the CPC pronouncements (Accounting Pronouncements Committee) and, therefore, the accounting balances recognize possible losses of values on assets comprising the fixed assets. EXHIBIT 2 shows the main accounting practices adopted by the management in order to prepare SENDAS’ balance sheet.

39.  The representation of SENDAS’ capital on December 31, 2015 was as follows:

Shareholders	Common shares	Interest

Companhia Brasileira de Distribuição	1,177,287,036	99.999999%
GPA2 Empreendimentos e Participações Ltda.	10	0.000001%

	1,177,287,046	100.000000%

40.  On February 1, 2016, shareholder GPA2 Empreendimentos e Participações Ltda. withdrew itself from the company and its shares were transferred to CBD, which became the sole shareholder of SENDAS. This Report takes this act into consideration for evaluation purposes.

SENDAS MERGES BARCELONA

41.  On the same date of this spin-off and in previous corporate act, BARCELONA is being merged into SENDAS’ equity. As consequence, SENDAS’ financial position modifies and the effect of the merger in the financial position is presented in EXHIBIT 3 that, in summary, is the following:

ASSETS	6,706,967,962.74

(-) LIABILITIES	4,589,214,354.65

SHAREHOLDERS’ EQUITY	2,117,753,608.09

42.  The appraisal for this spin-off takes into consideration SENDAS’ financial position after merging BARCELONA.

43.  On December 31, 2015, SENDAS held assets and liabilities balances with CBD, which are identified in EXHIBIT 4, including BARCELONA’s balances with CBD, and which shall be offset at the merger act.

44.  EXHIBIT 5 presents the net assets to be spun-off from SENDAS and merged into CBD, which, summarily, is the following:

ASSETS	1,626,011,986.91

(-) LIABILITIES	1,618,792,643.57

NET ASSETS	7,219,343.34

FINANCIAL POSITION OF CBD

45.  CBD’s balance sheet, prepared on December 31, 2015 is presented in EXHIBIT 6, whose financial position is summarized as follows:

ASSETS	22,073,452,179.94

(-) LIABILITIES	11,479,265,834.11

SHAREHOLDERS’ EQUITY	10,594,186,345.83

46.  Originally, as presented in paragraph 13, CBD held 1,117,287,036 of SENDAS’ common shares, representing 99.99999946% of interest.

47.  As previously explained, on February 1, 2016, CBD became the sole shareholder of SENDAS.

48.  A portion of SENDAS’ shares held by CBD shall be cancelled and replaced by the net assets that are being merged.

EQUITY EFFECT ON SENDAS

49.  SENDAS’ financial position after the merger is presented in EXHIBIT 7 and, summarily, it is the following:

ASSETS	5,080,955,975.83

(-) LIABILITIES	2,970,421,711.08

NET ASSETS	2,110,534,264.75

EQUITY EFFECT ON CBD

50.  The equity effect from the merger is demonstrated in the CBD’s balance sheet after the merger, as set forth in EXHIBIT 8, whose equity condition is summarized as follows:

ASSETS	22.896.303.292,48

(-) LIABILITIES	12.302.116.946,65

SHAREHOLDERS’ EQUITY	10.594.186.345,83

CONCLUSION

51.  Based on the tests, verifications and inspections carried out, it is concluded that SENDAS’ net assets to be merged into CBD is worth at least R$ 7,219,343.34.

STATEMENTS

52.  The expert expressly declares that it does not have any direct or indirect interest in SENDAS or in CBD, nor in the operation, and there is no other circumstance that could be considered as conflict of interests. It also informs that the managers of SENDAS did not limit, impair or practice any acts that could have affected the access, the use or the knowledge of information, assets, documents or methodologies of work relevant for the quality of the respective conclusions.

This appraisal report is issued in 7 (seven) copies and it contains 5 (five) sheets and 8 (eight) exhibits, printed in only one side and initialed by the expert who subscribes this report.

São Paulo, February 25, 2016.

MAGALHÃES ANDRADE S/S

Independent Accountants

CRC2SP000233/O-3

[signature]

GUY ALMEIDA ANDRADE

Partner

Accountant CRC1SP116758/O-6

EXHIBIT 1

SENDAS DISTRIBUIDORA S.A.

Balance Sheet as at December 31, 2015

(amounts in Brazilian reais)

ASSETS
Current
Cash and cash equivalents	19,574,040.17
Financial instruments	545,804,555.34
Trade receivables (net of bad debts)	27,658,500.22
Accounts receivable related parties	148,887,685.34
Third parties credits	30,559,420.24
Tax credits	44,530,735.45
Dividends receivable	9,776,270.57
Advance to suppliers	104,714,823.73
Inventory	476,405,234.56
Prepaid expenses	4,411,754.12

Total of current assets	1,412,323,019.74

Non-current
Accounts receivable related parties	266,542,120.85
Tax credits	56,827,731.86
Judicial deposits	58,408,002.06
Other	3,967,715.73
Investments	344,107,059.00
Property, plant and equipment, net	587,074,059.78
Intangible (net of provision for impairment)	380,216,266.81

Total of non-current assets	1,697,142,956.09

TOTAL OF ASSETS	3,109,465,975.83

LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITY
Current
Loans and financing	1,347,837.21
Suppliers	795,650,583.51
Related parties suppliers	55,766,141.43
Fiscal obligations	45,234,043.51
Labor obligations	33,551,654.99
Related parties obligations	625,665,200.03
Other	101,397,647.58
Milage program	2,132,946.53

Total of current liability	1,660,746,054.79

Non-current
Loans and financing	4,955,247.05
Contingent laibilities	92,111,256.81
Other	3,232,220.35

Total of non-current laibility	100,298,724.21

TOTAL OF LIABILITIES	1,761,044,779.00

SHAREHOLDERS' EQUITY	1,348,421,196.83

TOTAL OS LIABILITY AND SHAREHOLDERS' EQUITY	3,109,465,975.83

EXHIBIT 2

SENDAS DISTRIBUIDORA S.A.

Accounting practice

3.     Basis of preparation

The individual financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS) issued by IASB, such as the Brazilian accounting practices (Law 6.404/76 and Documents issued by the Committee of Accounting Pronouncements (CPC) and ratified by the Brazilian Securities Commission (CVM).

The financial statements are prepared based on the historical cost, except for certain financial instruments measured at their fair values.

The financial statements are being presented in Reais. The functional currency of the Company is the Real.

The financial statements for the year ended December 31, 2015 were approved by the Board of Directors on February 24, 2015.

4.     Main accounting policies

4.1. Financial instruments

Financial assets are initially recognized at their fair value when the Company assumes contractual rights to receive cash or other financial assets under agreements signed by it. Financial assets are derecognized when the rights to receive cash linked to the financial asset expire or the risk and benefits have been substantially transferred to third parties. Assets and liabilities are recognized when rights or obligations are retained upon the transfer by the Company.

Financial liabilities are recognized when the Company assumes contractual obligations for settlement in cash or upon assumption of third-party obligations through an agreement signed by it. Financial liabilities are initially recognized at fair value and are derecognized when they are settled, extinguished or expired.

The financial instruments measured at amortized cost are subsequently measured at their initial recognition at the effective interest rate. The interest income and expenses, the monetary variation and the foreign exchange variation, deducted from the estimates of loss on non-receipt of financial assets, are recognized when incurred in the statement of income for the year as financial income and expenses.

The Company monthly evaluates the estimates of loss on non-receipt of financial assets. An estimate of loss is recognized when there are objective evidences that the Company failed to receive all the amounts falling due based on their maturity dates. For this calculation, the Company considers the history of losses, historical statistical information, aging of the amounts receivable and the evaluation of the likelihood of additional deterioration of the portfolio, considering macroeconomic and market factors. When the receipt of the accounts receivable is improbable, their book value and the respective estimate of loss are recognized in the result for the period. Subsequent recoveries are recognized, when incurred, under the caption of selling expenses in the statement of income for the year.

iv)    Financial assets

Initial recognition and measurement

The financial assets held by the Company that are included in the scope of CPC 38 (IAS 39),

EXHIBIT 2 (Continued)

SENDAS DISTRIBUIDORA S.A.

Accounting practice

are classified in accordance with the purpose to which they had been acquired or contracted, in the following categories: (i) financial assets measured at the fair value through the result; (ii) loans and receivables, and (iii) investments held to maturity. The Company defines the classification of its financial assets upon the initial recognition.

The financial assets are initially recognized and measured at the fair value through the result and the transaction costs are debited to the result for the year. The loans and receivables are accounted for at amortized cost.

The purchases or sales of financial assets that require delivery of assets within a term established by regulation or market convention (negotiations under normal conditions) are recognized on the date of the negotiation, that is, on the date in which the Company commits to buy or sell the asset.

The financial assets of the Company include cash and cash equivalents, trade accounts, accounts receivable from related parties and derivative financial instruments.

Subsequent Measurement

•     Financial assets measured at the fair value through the result: represent assets acquired for purposes of realization in the short term and that are measured at the fair value on each balance sheet date. The interest rates, the monetary variation, the foreign exchange variation and the variations derived from the evaluation at the fair value are recognized in the statement of income for the year as financial income or expenses, when incurred.

•     Loans and receivables: are non-derivative financial assets with fixed or determinable payments not quoted in active market. After the initial recognition, they are measured using the cost amortized under the method of effective interest rate. The interest rate, the monetary adjustment and the foreign exchange variation, less losses on devaluation, as the case may be, are recognized in the statement of income for the year as financial income or expenses, when incurred; and

•     Financial assets held to maturity: are financial assets and liabilities that cannot be classified as loans and receivables, because they are quoted in an active market. In this case, these financial assets are acquired with the intention and financial ability to be held in portfolio to maturity. They are stated at acquisition cost, plus income earned as a contra entry to the result for the year, using the method of effective interest rate.

Derecognition of financial assets

•     A financial asset (or, as the case may be, part of a financial asset or part of a group of similar financial assets) is derecognized when:

•     The rights of receipt of cash flows expire; and

•     The Company and its subsidiaries transfer their rights of receipt of cash flows of the assets or assume an obligation to fully pay the cash flows received to a third party, under an agreement of repass; and (a) the Company has substantially transferred the total risks and benefits related to the asset; or (b) the Company has not transferred, nor substantially retained the total risks and benefits related to the asset, but has transferred its control.

When the Company grants its rights of receipt of cash flows of an asset or enters into an agreement of repass, without having transferred or substantially retained the total risks and

EXHIBIT 2 (Continued)

SENDAS DISTRIBUIDORA S.A.

Accounting practice

benefits related to the asset or transferred the control of the asset, the asset is held and a corresponding liability is recognized. The transferred asset and the corresponding liability are measured so as to reflect the rights and obligations retained by the Company.

Loss of the recoverable value of financial assets

On the balance sheet date, the Company verifies if there are indications of loss of the recoverable value of an asset or group of financial assets. The loss of the recoverable value of an asset or group of financial assets is considered only if there are objective evidences resulting from one or more events taken place after the initial recognition of the asset ("event of loss”), and if such event should affect the future estimated cash flows of the asset or group of financial assets, which may be reasonably estimated. The evidences of loss of the recoverable value may include indications that the debtors (or group of debtors) are experiencing significant financial difficulties, moratorium or default in the amortization of interest or principal, likelihood of filing for bankruptcy or another type of financial reorganization and when such data indicate measurable drop in the future cash flows, such as variations in arrears interest or economic conditions which correlate with situations of default.

Particularly in regard to the financial assets held to maturity, the Company first verifies if there are objective evidences of loss of the recoverable value individually for the financial assets that are individually significant, or on collective basis for the assets that are not individually significant. In case the Company determines the absence of objective evidences of loss of the recoverable value of a financial asset evaluated individually – whether this loss is significant or not - the Company and its subsidiaries classify it in a group of financial assets with similar characteristics of credit risk, which are evaluated on collective basis. The assets evaluated individually as to the loss of the recoverable value, or for which the loss of the recoverable value is (or continues to be) recognized, are not included in the collective evaluation of the loss.

The value of the loss is measured as the difference between the book value of the asset and the present value of the estimated future cash flows (excluding future credit losses not incurred) discounted by the original effective interest rate of the financial asset. The book value of the asset is reduced by the use of a provision, and the value of the loss is recognized in the statement of income for the year. The interest rate is recorded in the financial statements as part of the financial income. In the case of loans or investments held to maturity with variable interest rate, the Company measures the non-recovery based on the fair value of the instrument adopting an observable market price.

If, in a subsequent period, the value of the loss on non-recovery is reduced and the reduction may be objectively associated to an event taken place after the recognition of the provision (such as an improvement of the debtor’s credit rating), the reversal of the loss on devaluation previously recognized is recorded in the statement of income for the year. If a write-off is subsequently recovered, the recovery is also recognized in the statement of income for the year.

v)     Financial liabilities

The financial liabilities included in the scope of CPC 38 (IAS 39) are classified as loans, financings or derivative financial instruments designated as instruments of hedge in an effective hedging relationship, as the case may be. The Company defines the classification of its financial liabilities upon the initial recognition.

EXHIBIT 2 (Continued)

SENDAS DISTRIBUIDORA S.A.

Accounting practice

All the financial liabilities are recognized initially at the fair value and, in the case of loans and financings, added to the directly attributable costs of the operation.

The financial liabilities of the Company and its subsidiaries include suppliers, loans and financings, debentures, financing for purchase of assets and derivative financial instruments.

Subsequent Measurement

After the initial recognition, the loans and financings are subsequently measured at amortized cost by adopting the method of effective interest rate. Gains and losses are recognized in the statement of income for the year upon the write-off of the liabilities, as well as through the process of amortization according to the method of effective interest rate.

Derecognition of financial liabilities

A financial liability is derecognized when the obligation underlying the liability is settled, cancelled or expired.

When an existing financial liability is replaced by another one from the same creditor, according to substantially different terms, or when the terms of an existing liability are substantially modified, this replacement or modification is treated as derecognition of the original liability and recognition of a new liability, and the difference between the respective book values is recognized in the result.

vi)   Financial liabilities (Continued)

Offset of financial instruments

Financial assets and liabilities are offset and presented on net basis in the financial statements, if, and only if, there is the right to offset the values recognized and intention to settle on net basis or realize the assets and settle the liabilities at the same time.

4.2. Foreign currency transactions

Foreign currency transactions are initially recognized at the market value of the corresponding currencies on the date in which the transaction is qualified for recognition.

Monetary assets and liabilities denominated in foreign currencies are translated into Real in accordance with the market quotation on the balance sheet dates. Differences originated from the payment or translation of monetary items are recognized in the financial result.

4.3. Hedge accounting

The Company uses derivative financial instruments as swaps of interest rates and swaps of foreign exchange variation. These derivative financial instruments are recognized initially at the fair value on the date in which the derivative contract is signed and subsequently remeasured at the fair value on each balance sheet date. The derivatives are accounted for as financial assets when the fair value is positive and as financial liabilities when negative. The gains or losses resulting from the changes in the fair value of derivatives are accounted for directly in the result for the year.

At the inception of the hedging relationship, the Company formally designates and documents the hedging relationship to which it intends to apply the hedge accounting, and its purpose and

EXHIBIT 2 (Continued)

SENDAS DISTRIBUIDORA S.A.

Accounting practice

the risk management strategy to contract it. The documentation includes the identification of the hedge instrument, the hedged item or operation, the nature of the hedged risk and how the Company should evaluate the effectiveness of the changes in the fair value of the hedge instrument in offsetting the exposure to changes in the fair value of the item protected or of the cash flow attributable to the hedged risk. These hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flow, and are permanently assessed to verify if they are actually being highly effective during all the years of the financial reports to which they had been designated.

For purposes of hedge accounting, they are classified as fair value hedges when they hedge against exposure to changes in the fair value of an asset or liability recognized.

They are recorded as fair value hedges, by adopting the following procedures:

•     A change in the fair value of a derivative financial instrument classified as interest rate hedge is recognized as financial result. A change in the fair value of the hedged item is recorded as part of the book value of the hedged item, being recognized in the statement of income for the year;

•     In regard to fair value hedges related to items accounted for at amortized cost, the adjustment to the book value is amortized in the result over the remaining year to maturity. The amortization of the effective interest rate may be initiated as soon as there is an adjustment, and it should take place, at the most, when the hedged item ceases to be adjusted by changes in its fair value attributable to the hedged risk;

•     If the hedged item is derecognized, the non-amortized fair value is immediately recognizedin the result; and

•     In the fair value calculation, the debts and swaps are measured using rates disclosed in the financial market and projected to their maturity dates. The discount rate used for calculation of foreign currency loans under the interpolation method is obtained through DDI curves, “Cupom limpo” and DI, indexes disclosed by BM&FBovespa and, for local currency loans, it is used the DI curve, index disclosed by CETIP, and calculated under the exponential interpolation method.

4.4. Cash and cash equivalents

Comprise cash, bank accounts and highly-liquid short-term investments, immediately convertible into known values of cash and subject to a non-significant risk of change in the value, with intention and possibility of short-term redemption in up to 90 days from the date of investment.

4.5. Accounts receivable

They are recorded and maintained in the balance sheets at selling values and deducted from estimated losses on doubtful accounts, which are recognized based on the history of losses and on the analysis of risk of the total customers’ portfolio and respective likelihood of receipt.

Accounts receivable are non-derivative financial assets with fixed payments without quotation in active market. After the initial measurement, these financial assets are subsequently measured at amortized cost under the method of effective interest rate (“TEJ”), deducting the loss of the recoverable value. The amortized cost is calculated taking into account eventual  discounts  or

EXHIBIT 2 (Continued)

SENDAS DISTRIBUIDORA S.A.

Accounting practice

premiums on acquisition and tariffs or costs that compose the TEJ. The TEJ amortization is included in the net financial result, in the statement of income for the year. The expenses derived from the loss of the recoverable value are recognized in the statement of income for the year.

At each closing of the balance sheet, the Company evaluates if the assets or groups of financial assets presented loss of its recoverable value.

The estimated losses on doubtful accounts are based on a history of effective losses for the last 24 months, and on the evaluation of macroeconomic events such as unemployment rate and consumer’s reliance rates, as well as on the volume of overdue credits of the accounts receivable portfolio.

The values receivable are considered uncollectible and, therefore, they are written off from the accounts receivable portfolio, when the payment is not made after 180 days from the maturity date.

4.6. Inventories

They are accounted for at the lower of net realizable cost or value. The inventories acquired are recorded at medium cost, including storage and handling costs, as these costs are necessary to make the inventories fit for sale in the stores, deducted from bonus received from suppliers.

The net realizable value is the selling price in the normal course of business, less estimated costs required to make the sale.

Inventories are reduced by the provision for losses and breaks, which regularly analyzed and assessed as to their adequacy.

4.7. Bonuses

Bonuses received from suppliers are measured and recognized based on the contracts and agreements signed, and recorded in the result as the corresponding inventories are sold.

They comprise agreements regarding purchase volume, logistic and specific negotiations for recomposition of margin, reimbursement of expenses, among other, and they are recorded as reduction of balances payable to the respective suppliers, since the Company has contractually the right to settle the liabilities with suppliers, net of the bonus receivable.

4.8. Adjustment at present value of assets and liabilities

The long-term monetary assets and liabilities are adjusted to their present value. The adjustment to present value is calculated considering contractual cash flows and the respective interest rate, explicit or implicit.

The interest embedded in income, expenses and costs associated to such assets and liabilities are adjusted to the proper recognition on accrual basis of accounting.

The adjustment to present value of installment sales has as contra-entry the caption "Accounts receivable” and its realization is recorded in the caption "Net operating income”, over the term. Other captions of the balance sheet which requires adjustment to present value have as contra-entry the caption of "Financial Result”.

EXHIBIT 2 (Continued)

SENDAS DISTRIBUIDORA S.A.

Accounting practice

4.9. Impaiment of non-financial assets

The purpose of the impairment test is to present on prudent basis the net actual realizable value of an asset. This realization may be direct or indirect, respectively, by means of sale or cash generation in the use of the asset in the activities of the Company and its subsidiaries.

On annual basis, the Company and its subsidiaries conduct the recovery test of their tangible or intangible assets or whenever there is any internal or external evidence that the asset may present loss of the recoverable value.

The recovery value of an asset is defined as the highest between the fair value of the asset or the value in use of its cash generating unit (UGC), except if the asset does not generate cash inflows that are mostly independent from cash inflows from other assets or groups of assets.

If the book value of an asset or UGC exceeds its recoverable value, the asset is considered non recoverable and a provision for devaluation is recognized to adjust the book value to its recoverable value. Upon evaluation of the recoverable value, the estimated future cash flow is discounted to present value, adopting a discount rate, which represents the capital cost of the Company (WACC), before taxes, which reflects current market evaluations in respect to the value of money over time and the specific risks of the asset.

Losses on non-recovery are recognized in the result for the year in categories of expenses consistent with the function of the respective non-recoverable asset. The loss on non-recovery previously recognized is only reversed if there is any change in the assumptions adopted to define the recoverable value of the asset at its initial or most recent recognition, except in the case of goodwill which cannot be reversed in future years.

4.10.   Property, plant and equipment

Property, plant and equipment are stated at cost, net of accumulated depreciation and losses on non-recovery, if any. The cost includes the amount of acquisition of equipment and the costs of loans obtained for long-term construction projects, if the recognition criteria are satisfied. When significant components of fixed assets are replaced, these components are recognized as individual assets, with specific useful lives and depreciations. Likewise, when there is a significant replacement, the respective cost is recognized in the book value of the equipment as replacement, provided that the recognition criteria are satisfied. All the other costs of repair and maintenance are recognized in the result for the year as incurred.

Class of Assets	Average annual depreciation rate
Buildings	2.50%
Improvements	4.41%
IT Equipment	20.93%
Software	11.81%
Fixtures	7.88%
Furnitures and tools	10.58%
Vehicles	21.52%
Machinery and equipment	9.22%
Decoration	20.00%

Property, plant and equipment items, and eventual significant parts are written off upon their disposal or when no future economic benefits are expected to be derived from their use or disposal. Eventual gains or losses resulting from the write-off of assets are included in the result for the year.

EXHIBIT 2 (Continued)

SENDAS DISTRIBUIDORA S.A.

Accounting practice

The residual value, the useful life of the assets and the depreciation methods are revised at the closing of each year, and adjusted on prospective basis, when applicable. The Company revised the useful life of fixed assets and intangible assets in year 2015 and concluded that there are no changes to be made in the year.

4.11.   Capitalization of interest

The interest of loans directly attributable to the acquisition, construction or production of an asset  which demands a substantial period of time to be concluded for the intended use or sale (qualifiable asset), is capitalized as part of the cost of the respective assets during the phase of construction. As of the date of placement in service of the corresponding asset, capitalized costs are depreciated over the estimated useful life of the asset.

4.12.   Properties for investments

Properties for investment are measured at historical cost (including costs of the transaction), net of accumulated depreciation and losses on non-recovery, if any.

Properties for investment are written off when sold or when they permanently cease to be used and when no economic benefit is expected to be obtained from their sale. A property for investment is also transferred when there is sale intention and in this case it is classified as non-current asset available for sale. The difference between the net value obtained from the sale and the book value of the asset is recognized in the statement of income in the period of write-off.

4.13.   Intangible assets

Intangible assets acquired separately are measured at cost at their initial recognition, less amortization and eventual losses on non-recovery. Intangible assets generated internally, excluding capitalized software development costs, are reflected in the result for the year in which they were incurred.

Intangible assets comprise mainly software acquired from third parties, software developed for internal use, goodwill (right of use of stores), customers’ list, advantageous rent agreements, advantageous agreements for supply of furniture and brands.

Intangible assets of definite useful life are amortized on a straight-line basis. The amortization period and method are revised, at least, at the closing of each year. The changes in the expected useful life or in the expected consumption pattern of the future economic benefits incorporated in the asset are accounted for by changing the amortization period or method, as the case may be, and treated as changes in accounting assumptions.

The software development costs recognized as asset are amortized over its definite useful life, which is ten years.

Intangible assets with indefinite useful life are not amortized, but submitted to recovery tests at the closing of each year or whenever there is indication that their book value may not be recovered, individually or at the level of the cash generating unit. The evaluation is revised every year so as to determine if the indefinite useful life remains valid.

Otherwise, the estimate of useful life is changed on prospective basis from indefinite to defined.

EXHIBIT 2 (Continued)

SENDAS DISTRIBUIDORA S.A.

Accounting practice

The gains or losses, when applicable, resulting from the derecognition of an intangible asset are measured as the difference between the net results from the disposal and the book value of the asset, being recognized in the result for the year when the asset is written off.

4.14.   Classification of assets and liabilities as current and non-current

Assets (except for deferred income tax and social contribution) expected to be realized or intended for sale or consumption within 12 months from the balance sheet date, are classified as current assets. Liabilities (except for deferred income tax and social contribution) expected to be settled within 12 months from the balance sheet are classified as current liabilities. All the other assets and liabilities (including deferred taxes) are classified as "non-current”.

Deferred tax assets and liabilities are classified as "non-current”, net by legal entity, as provided for in the corresponding accounting pronouncement.

4.15.   Commercial leasing

The definition of an agreement as commercial leasing is based on its tenor on its initial date, that is, if the compliance with the agreement depends on the use of one or more specific assets or if the agreement transfers a right of use of the asset.

The Company leases equipment and commercial spaces, including stores and distribution centers, under commercial leasing agreements that may or not be cancelled. The terms of the agreements range from 5 to 20 years.

Barcelona as leaseholder

The financial commercial leasing agreements that substantially transfer to Barcelona the total risks and benefits derived from the ownership of the leased item are capitalized at the beginning of the commercial leasing at the fair value of the leased asset or at the present value of the minimum  payments of commercial leasing, whichever is lower. The payments of commercial leasing are allocated among financial charges and reduction of the commercial leasing liability, so as to obtain a constant interest rate in the liability balance. The financial charges are recognized as expense for the year.

Leased assets are depreciated over their useful life. However, if there is not a reasonable certainty that the Company will obtain the ownership at the end of the commercial leasing term, the asset is depreciated over its estimated useful life or over the commercial leasing term, whichever is lower, also considering the capitalizations of improvements and renovations made in the stores.

The commercial leasing agreements are classified as operating commercial leasing when there is no transfer of risk and benefits derived from the ownership of the leased item.

The payments of commercial leasing installments (except for costs of services, such as insurance and maintenance) classified as operating commercial leasing agreements are recognized as expenses, on accrual basis, during the commercial leasing term.

Contingent rents are recognized as expenses in the years in which they are incurred.

EXHIBIT 2 (Continued)

SENDAS DISTRIBUIDORA S.A.

Accounting practice

4.16.   Provisions

Provisions are recognized when the Company has a present obligation (legal or not formalized) in view of a past event, it is probable that cash outflows will be required to settle the obligation, and it is  possible to make a reliable estimate of the value of this obligation. In the hypotheses in which the Company expects reimbursement of the total or part of the provision – such as, for example, in view of an insurance agreement - the reimbursement is recognized as a separate asset, but only when it is virtually certain. The expense related to an eventual provision is recognized in the result for the year, net of eventual reimbursement. For success fees, the Company’s policy is to recognize a provision  when the fees are incurred, that is, when the lawsuits are definitively ruled, and the amounts involved in the lawsuits not yet concluded are disclosed in explanatory notes.

4.17. Distribution of dividends

The distribution of dividends to the Company’s shareholders is recognized as liability at the end of the year, based on the mandatory minimum dividends defined in the bylaws. Eventual values exceeding this minimum value are only recorded on the date in which these additional dividends are approved by the Company’s shareholders.

4.18.   Unrecorded revenues

Advanced revenues are recorded by the Company and its subsidiaries as liabilities in view of the advanced receipt of values from commercial partners due to the exclusivity in the provision of services of intermediation of supplementary or extended warranties and they are recognized in the result for the year by the proof of the provision of service on the sale of these warranties to commercial partners.

4.19.   Shareholders’ equity

In the case of acquisition of the Company’s own shares (treasury shares), the remuneration paid, including any directly attributable additional costs, is deducted from the shareholders’ equity, and remain recorded as treasury shares until the shares are cancelled or reallocated in the market. When these shares are subsequently reallocated, the eventual remuneration received, net of any directly attributable operating costs, is included in the shareholders’ equity. Losses or gains from the purchase, sale, issuance or cancellation of the instruments representing the capital of the Company are not recognized.

4.20.     Stock-based compensation

The employees (including senior executives of the Company) may receive stock-based compensation, when the employees provide services in exchange for equity instruments ("operations settled with shares”).

The cost of operations settled with shares is recognized as expense for the year, together with a corresponding increase of shareholders’ equity, over the year in which the conditions of performance or provision of services are satisfied. Accumulated expenses, recognized in connection with the equity instruments at each base date, to the acquisition date, reflect the extent in which the acquisition period has expired and the Company’s best estimate of the number of equity instruments to be acquired.

The expense or income for each year represents the changes in accumulated expenses recognized at the beginning and at end of the year. Expenses related to services  that  will  not

EXHIBIT 2 (Continued)

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Accounting practice

complete their acquisition period will not be recognized, except in the case of operations settled with shares in which the acquisition depends on a market condition or non-acquisition of rights, which are treated as acquired, irrespective of satisfying or not the market condition or the non-acquisition of rights, provided that all the other conditions of performance and/or provision of services are satisfied.

When an equity instrument is modified, the minimum expense recognized is an expense that would be incurred if the terms had not been changed. An additional expense is recognized in case of a change increasing the total fair value of the stock-based compensation operation or which would otherwise benefit the employee, as measured on the date of the change.

In case of cancellation of an equity instrument, it is treated as if it had been fully acquired on the cancellation date, and any expenses not yet recognized related to the premium are recognized immediately in the result for the year. This includes any premium whose conditions of non-acquisition under the control of the Company or of the employee are not satisfied. However, if the cancelled plan is replaced by a new plan and designated as substitution grants on the date in which it is granted, the cancelled grant and the new plan is treated as if it were a change in the original grant, as described in the prior paragraph. All the cancellations of transactions settled with shares are treated likewise.

The dilutive effect of the outstanding options is reflected as additional dilution of shares in the calculation of the diluted income per share.

4.21.   Income per share

The basic income per share is calculated based on the weighted-average number of outstanding shares of each category during the year and the treasury shares.

The diluted income per share is calculated as follows:

•     numerator: income for the year adjusted by the dilutive effects of options granted by subsidiaries; and

•     denominator: number of shares of each category adjusted so as to include possible shares corresponding to dilutive instruments (stock options), less the number of shares that could be repurchased in the market, as the case may be.

The equity instruments that should or could be settled with the shares of the Company and its subsidiaries are only included in the calculation when their settlement have dilutive impact on the income per share.

4.22.     Calculation of net income

Income is recognized as it is probable that the Company will receive economic benefits and it is possible to measure income on reliable manner. Income is measured at the fair value of the contra-entry received, excluding discounts, rebates and taxes or taxes on sales. The Company assesses its income generating agreements based on specific criteria to determine if it operates in the quality of principal or agent. The Company concluded that it operates in the quality of principal in all its income generating agreements, except when they refer to the intermediation of sales of extended warranties and intermediation in the sale of insurance policies. In this specific case, the Company operates as agent, and income is recognized on net basis, which reflects the commission received from insurance companies. In addition, the following specific recognition criteria should be met so as to recognize income:

EXHIBIT 2 (Continued)

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Accounting practice

vii)  Income

f)      Sales of goods

Income from the sale of products are recognized at their fair value and when all the risks and benefits inherent in the product are transferred to the buyer, the Company ceases to have control or responsibility for the goods sold and the economic benefits generated to the Company is probable. Income is not recognized if its realization is uncertain.

g)    Services rendered

Because the Company is the holder of insurance policies of extended warranty, financial protection insurance and personal accident insurance, intermediator of sales of technical assistance and mobile phone recharge, income earned is presented on net basis and recognized to the result when it is probable that the economic benefits will flow to the Company, as well as that their values will be able to be measured on reliable manner.

h)    Income from financial services

Since the financing activity to the consumer is part of and becomes fundamental to carry out the Company’s business, for all the financial instruments evaluated at amortized cost, the financial income is accounted for using the effective interest rate, which discounts exactly the future estimated cash receipts over the estimated life of the financial instrument or over a shorter period of time, when applicable, to the net book value of the asset. The interest rate is included under the caption of financial services, comprising gross profit, in the statement of income.

i)     Interest income

An interest rate related to all the financial instruments measured at amortized cost is recorded by adopting the effective interest rate, which corresponds to the discount rate of cash payments or receipts over the useful life provided for in the financial instrument - or shorter period, as the case may be – to the net book value of the asset or financial liability. The interest rate is included in the financial result in the statement of income for the year.

j)      Returns and cancellations

Returns and cancellations are recognized when the sale is incurred. The estimates are based on the sales volumes and history of returns at each business segment. The income is accounted for net of returns and cancellations.

viii) Cost of goods sold

The cost of goods sold comprises the acquisition cost, net of discounts and bonuses received from suppliers, variations in the inventories and logistic costs.

The bonus received from suppliers is measured based on the contracts and agreements signed with the suppliers.

The selling cost includes the cost of logistic operations managed or outsourced by the Company, comprising storage, handling and freight costs incurred until the goods are available for sale. Transportation  costs are included in the acquisition costs.

EXHIBIT 2 (Continued)

SENDAS DISTRIBUIDORA S.A.

Accounting practice

ix)    Selling expenses

Selling expenses comprise all the expenses of the stores, such as salaries, marketing, occupation, maintenance, expenses with credit card companies, etc.

Marketing expenses refer to advertising campaigns for each segment in which the Group operates. The main communication means used by the Group are: radio, television, newspapers and magazines, and their bonus values are recognized in the result for the year upon their realization, net of values received from suppliers, in cooperation.

x) General and administrative expenses

General and administrative expenses correspond to indirect expenses and cost of corporate units, including purchase and supplies, IT and financial activities.

xi)  Other operating expenses, net

Other operating income and expenses correspond to the effects of significant events occurred during the year, which do not fall into the definition of the other captions of the statement of income.

xii)  Financial Result

Financial expenses include substantially all the expenses generated by net debt and by the selling cost of receivables during the year, offset against capitalized interest, losses related to measurement of derivatives at fair value, losses on disposals of financial assets, financial charges on lawsuits and taxes and interest expenses on financial commercial leasing, as well as adjustments related to discounts.

The financial income includes income from cash and cash equivalents and from judicial deposits,  and gains related to measurement of derivatives at fair value.

4.23.   Taxation

Current income and social contribution taxes

Current income and social contribution tax assets and liabilities for the current and previous years are measured at the value expected to be reimbursed or paid to the tax authorities. The tax rates and tax laws adopted in the calculation of the tax are those in effect or substantially in effect on the balance sheet dates.

Taxation on income comprises Income Tax - Legal Entity (“IRPJ”) and Social Contribution on Net Income (“CSLL”), and is calculated under the taxable income regime (adjusted profit) at the rates applicable under the legislation in effect: 15% on taxable income and 10% surtax on annual taxable income exceeding R$ 240 thousand, for IRPJ, and 9%, for CSLL.

The deferred income and social contribution taxes are generated by temporary differences on the balance sheet dates, between the tax bases of assets and liabilities and their book values.

The deferred income and social contribution tax assets related to all deductible temporary differences and unused tax losses are recognized, as long as it is probable that there will be taxable income against which temporary differences and unused tax losses  may  be  deducted,

EXHIBIT 2 (Continued)

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Accounting practice

except when the deferred income and social contribution tax asset related to the deductible temporary difference results from the initial recognition of an asset or liability in an operation that is not a business combination and that, during the operation, does not affect the accounting profit or the tax income or tax loss.

The deferred income and social contribution tax liabilities related to all taxable temporary differences, except when the deferred tax liability results from the initial recognition of goodwill or of an asset or liability in an operation that is not a business combination and that, during the operation, does not affect the accounting profit or the tax income or tax loss.

In regard to deductible temporary differences associated to investments in subsidiaries and associated companies, the deferred income and social contribution taxes are recognized only when it is probable that the temporary differences will be reversed in a predictable future and that there will be taxable income against which to use the temporary differences.

The book value of deferred income and social contribution assets are revised on each balance sheet date and reduced as it is no longer probable that there will be sufficient taxable income to allow the use of all or part of the deferred income and social contribution taxes. The deferred income and social contribution tax assets not recognized are revalued on each balance sheet date and recognized as it  becomes probable that there will be future taxable income to allow the recovery of these assets.

The deferred income and social contribution tax assets and liabilities are measured at tax rates applicable in the year in which the asset is realized or in which the liability is settled, based on the rates (and tax laws) in effect or substantially in effect on the balance sheet dates.

Current Income and social contribution taxes

Deferred taxes related to items directly recognized in the shareholders’ equity are also recognized in the shareholders’ equity, and not in the statement of income.

The deferred income and social contribution tax assets and liabilities are offset if there is a legal or contractual right  to offset the tax assets against income tax liabilities, and if deferred taxes refer to the same taxpaying entity and to the same tax authority.

Other taxes

Income from sales and services are subject to the Value-Added Tax on Sales and Services ("ICMS”) and to Service Tax ("ISS”), calculated based on the tax rates in effect in each region, and to the Social Integration Program ("PIS”) and to Social Contribution on Billings ("COFINS”), and are presented net of income from sales.

Income and expenses are recognized net of taxes, except when the sales tax on a purchase of assets or services is not recoverable with the tax authority. In this case, the sales tax is recognized as part of the acquisition cost of the asset or as part of the expense item, as the case may be.

4.24.   Business combinations and goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the sum of the payment transferred, measured at fair value on the acquisition date, and the remaining non-controlling shareholders’ interest in the acquired company.     For   each   business  combination,  the  acquirer  measures  the  non-controlling

EXHIBIT 2 (Continued)

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Accounting practice

shareholders’ interest in the acquired company at fair value or based on the proportional interest in the identifiable net assets of the acquired company. The acquisition costs incurred are treated as expense and included in administrative expenses.

When the Company acquires a business, it evaluates the financial assets and liabilities assumed for the appropriate classification and designation under the contractual terms, economic circumstances and conditions prevailing on the acquisition date. This includes the separation of derivatives embedded in agreements by the acquired company.

If the business combination is conducted in stages, the fair value on the date of acquisition of the interest formerly held by the acquirer in the acquired company is adjusted at fair value on the acquisition date through the result.

Any contingent payment to be transferred by the acquirer will be recognized at fair value on the acquisition date. Subsequent changes in the fair value of the contingent payment considered as an asset or liability will be recognized through the result or as change in other comprehensive results.

The goodwill is initially measured at cost, and the exceeding value between the payment transferred and the amount recognized of non-controlling shareholders’ interest in assets acquired and liabilities assumed. If such payment is lower than the fair value of the net assets of the acquired subsidiary, the difference is recognized in the result as gain on advantageous purchase.

After the initial recognition, the goodwill is measured at cost, less any possible losses on non-recovery. For purposes of test of loss of the recoverable value, the goodwill acquired in a business combination is, since the acquisition date, allocated to each one of the cash generating units of the Company which should benefit from the business combination performed, irrespective if other assets or liabilities of the acquired company will be attributed to these units.

When the goodwill is part of a cash generating unit and part of the operation within this unit is sold, the goodwill associated to the operation sold is included in the book value of the operation upon the calculation of income earned or loss incurred on the sale of the operation. This goodwill is measured based on the relative values of the operation sold and part of the cash generating unit that was  maintained.

4.25.  Recording of ownership interest at cost, derived from corporate restructurings made with related parties

The Company records at historical cost the interest derived from corporate restructurings acquired from related parties. The difference between the balance of cost and the net value acquired is recorded in the shareholders’ equity, when the transaction is made between companies under common control. These transactions do not qualify as business combination under CPC 15 R1 /IFRS 3.

4.26.   Translation of foreign currency

The financial statements are presented in Reais, which is the functional currency of the parent company. Each entity determines its functional currency and all its financial transactions are measured in that currency.

The financial statements of the subsidiaries that adopt a functional currency different from that of the  parent company are translated into reais, on the balance sheet date, in accordance with

EXHIBIT 2 (Continued)

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Accounting practice

the following criteria:

•     Assets and liabilities, including goodwill and adjustments to market value, are translated into reais at the foreign exchange rate prevailing on the balance sheet date;

•     Statement of income and statement of cash flows are translated into Reais using the average rate for the period, except if there are significant variations, in this case it is used the rate prevailing on the date of the transaction;

•     Shareholders’ equity accounts are maintained at historical balance in reais and the variation is recorded under the caption of adjustments of equity evaluation as other comprehensive results.

The differences of foreign exchange variations are directly recognized in a separate component of the shareholders’ equity. When a foreign operation is sold, the accumulated value of adjustment of foreign exchange variation in the shareholders’ equity is recorded in the result for the year.

Effects of the translation of the investment in a foreign operation are recognized in separate components of the shareholders’ equity and reclassified to the result upon write-off of the investment.

Foreign currency transactions (that is, transactions in a currency different from the functional currency of the entity) are translated into reais using the translation rate on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the closing rate and the resulting foreign exchange variation is recorded in the financial Result. Non-monetary assets and liabilities denominated in foreign currencies are translated at the transaction rate.

4.27.     Pension plan

The pension plan, financed by payments made to insurance companies, is classified as defined contribution plan in accordance with CPC 33 R1 (IAS 19). A defined contribution plan is a pension plan in which an entity pays fixed contributions to another legal entity. The Company has no legal or constructive obligation to make additional contributions in relation to the balance of the plan assets.

Actuarial gains and losses arise from the effects of changes in actuarial assumptions and history of adjustments (differences between the results based on prior actuarial assumptions and historical data). All actuarial gains and losses of the defined benefit plan are recognized in the shareholders’ equity.

The cost of past service related to the increase in an obligation following the introduction of a new benefit plan, or change in an existing plan, is recognized in the result for the period.

Expenses related to the defined benefit plan are recognized under operating expenses (cost of service) or other financial income or expenses (net of the assets and liabilities of the plan).

Contingencies, settlement and cost of past service are recognized under operating expenses or other financial income or expenses depending on their nature. The liability recognized in the balance sheet is measured at the present value of the obligation.

EXHIBIT 2 (Continued)

SENDAS DISTRIBUIDORA S.A.

Accounting practice

4.28.     Customer’s mileage programs

They are used by the Company to provide incentives to its customers on sales of products or services. If the customer purchases products or services, the Company grants credits to them. The customer may redeem the credits at no cost, as discount in the value of products or services, on subsequent purchases.

The Company estimates the fair value of points granted according to the loyalty plan "Programa Mais” and "Clube Extra”, applying statistical techniques, considering the maturity term of the points for two years as defined in the regulation, the percentages of conversion of points into discounts, and the cost of conversion of the points which begins with the conversion of 3,000 points for R$20.00 and 750 points for R$5.00 into products under "Programa Mais” and "Clube Extra”, respectively.

The Company recognizes the points initially granted and the reversal of points expired in net income.

5.     Adoption of new pronouncements, changes and interpretations of pronouncements issued by IASB and CPC and standards published but not yet in effect

5.1. Changes in IFRSs and the new interpretations of mandatory adoption as of the current year

In 2015, Barcelona applied amendments and new interpretations to IFRSs and CPCs issued by IASB and by CPC, whose adoption became mandatory for the accounting periods beginning on or as of January 1, 2014. The main changes to the Company are:

Standard	Description	Impact
Annual improvements to IFRSs: Cycle 2010-2012

Changes in IFRS 2 – Definitions and conditions for the vesting, Market and performance, IFRS 3 – Describe changes in the measurement of contingent considerations, IFRS 8 – Requires disclosure of management judgement for the application of aggregation concept, IFRS 13 – short term receivables and payables value measurement, IAS 16 e IAS 38 – assets revaluation and IAS 24 – Disclosure of management services entities.

The adoption of this standard did not result in a material impact.

EXHIBIT 2 (Continued)

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Accounting practice

Standard	Description	Impact
Annual improvements to IFRSs: Cycle 2011-2013

Changes to IFRS 1 – Define versions of IFRS that can be used in the first adoption, IFRS 3 – Clarify that creation of joint ventures are excluded from the scope; IFRS 13 – Clarify the exception of paragraph 52, IAS 40 – Clarify the inter-relation of IFRS 3 and IAS 40 in certain cases.

The adoption of this standard did not result in a material impact.
Changes to IAS 19 – Defined benefits plans	Clarify how contributions must be disclosed as deduction of the cost of service.	The adoption of this standard did not result in a material impact.

6.     Main accounting judgements, estimates and assumptions

The preparation of the Company’s individual financial statements requires management to make  judgements and estimates and to adopt assumptions that affect the reported amounts of income, expenses, assets and liabilities, disclosure of contingent liabilities at the end of the years, however, the uncertainties in regard to these assumptions and estimates may generate results that require significant adjustments to the book value of the asset or liability affected in future years. In the process of application of the Company’s accounting policies, management adopted the following judgements, which had the most significant effect on the values recognized in the individual financial statements:

6.1.  Commitments of financial commercial leasing - the Company as leaseholder

The Company entered into rent agreements of commercial properties of its portfolio of rented properties and based on an evaluation of the terms and conditions of the agreements, which retains the total significant risks and rewards from the ownership of these properties and it accounted for these agreements as financial commercial leasing.

Pursuant to the method disclosed in note 2.9, the Company conducted a test to verify the assets that could be non recoverable in the year ended December 31, 2015, and based on these tests, there was no need of provision.

The procedure to verify non-realization consisted in grouping operating and intangible assets (such as goodwill) directly attributable to the cash generating units - UGC (stores). The steps of the test were as follows:

•     Step 1: it was compared the book value of UGCs with a multiple of sales (35% to 40%), representing asset of transactions between retail companies. For UGCs with value of multiple lower than the book value, it was moved to a more detailed method, described in Step 3;

•     Step 2: for the selection of UGCs located in the Company’s own properties (own stores), an appraisal report was obtained,  prepared by  independent  experts  and  in  case  there still

EXHIBIT 2 (Continued)

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Accounting practice

•     remained the indicative of  impairment, the same procedures were used for the UGCs of third parties, described in Step 3; and

•     Step 3: it was prepared a discounted cash of the UGC, using sales growth between 6.7% and 8.0% for the next 5 years. The discount rate used was 12.5%.

For purposes of test of loss on reduction to recoverable value, the goodwill acquired through business combinations and licenses with indefinite lives was allocated to the four cash generating units, which are also operating segments that disclose information, namely Retail, Electric, Cash & Carry Wholesale and Electronic Commerce.

The recoverable value of the segments is determined through calculation based on the value in use on the basis of projections of cash from financial budgets approved by top management for the next three years. The discount rate before taxes on income applied to cash flow projections is 12.5%, and the cash flows exceeding the period of three years are extrapolated using a growth rate of 6.7%. As result of this analysis, it was not identified the need to recognize provision for reduction to the recoverable value of these assets.

6.2.  Impairment of assets

Pursuant to the method disclosed in note 2.9, the Company conducted a test to verify the assets that could be impaired in the year ended December 31, 2015, and based on these tests, there was no need of provision.

The procedure to verify non-realization consisted in grouping operating and intangible assets (such as goodwill) directly attributable to the cash generating units - UGC (stores). The steps of the test were as follows:

•  Step 1: it was compared the book value of UGCs with a multiple of sales (35% to 40%), representing asset of transactions between retail companies. For UGCs with value of multiple lower than the book value, it was moved to a more detailed method, described in Step 3;

•  Step 2: for the selection of UGCs located in the Company’s own properties (own stores), an appraisal report was obtained, prepared by independent experts and in case there still remained the indicative of  impairment, the same procedures were used for the UGCs of third parties, described in Step 3; and

•  Step 3: it was prepared a discounted cash of the UGC, using sales growth between 6.7% and 8.0% for the next 5 years. The discount rate used was 12.5%.

For purposes of test of impairment, the goodwill acquired through business combinations and licenses with indefinite lives was allocated to the four cash generating units, which are also operating segments that disclose information, namely Retail, Electric, Cash & Carry Wholesale and Electronic Commerce.

The recoverable value of the segments is determined through calculation based on the value in use on the basis of projections of cash from financial budgets approved by top management for the next three years. The discount rate before taxes on income applied to cash flow projections is 12.5%, and the cash flows exceeding the period of three years are extrapolated using a growth rate of 6.7%. As result of this analysis, it was not identified the need to recognize provision for reduction to the recoverable value of these assets.

EXHIBIT 2 (Continued)

SENDAS DISTRIBUIDORA S.A.

Accounting practice

6.3.  Taxes on income

In view of the nature and complexity of the businesses of the Group, the differences between the effective results and the assumptions adopted or the future changes in these assumptions, may cause future adjustments of tax income and expenses already recorded. The Company recognizes provisions, based on reasonable estimates for the taxes due. The value of these provisions is based on several factors, such as experience of prior inspections and the different interpretations of the tax regulation by the taxpaying entity and by the tax authority in charge. These differences of interpretation may refer to a wide variety of issues, depending on the conditions prevailing in the domicile of the respective entity.

The deferred income and social contribution tax assets related to all the unused tax losses and temporary differences are recognized, as long as it is probable that there will be taxable income against which tax credits may be offset. The definition of the value of deferred income and social contribution tax assets which may be recognized requires a significant level of judgement by management, based on the estimates of profit and level of future taxable income, in accordance with the strategic planning approved by the Board of Directors.

The Company’s tax losses result in a tax benefit of R$ 34 on December 31, 2015. These losses have no period of review by tax authorities, but their use, in conformity.

6.4.  Fair value of derivatives and other financial instruments

When it is not possible to be obtained in active markets, the fair value  of  financial  assets and  liabilities recorded in the financial statements is calculated according to the hierarchy established by technical pronouncement CPC 38 (IAS 39), which sets forth certain evaluation techniques, among which the discounted cash flow model. The information for these models is obtained, whenever possible, from observable markets or information, from operations and transactions comparable in the market. The judgements include examination of the information, such as liquidity risk, credit risk and volatility. Any changes in the assumptions related to these factors may affect the fair value of the financial instruments.

The fair value of financial instruments actively negotiated in organized markets is determined based on market quotations on the balance sheet dates. As to financial instruments not actively negotiated, the fair value is based on evaluation techniques defined by the Company and compatible with the usual market practices. These techniques include the use of recent market operations among independent parties, the benchmarking of the fair value of similar financial instruments, the analysis of the discounted cash flow or other evaluation models.

When the fair value of financial assets and liabilities recorded in the balance sheet cannot be observed in active markets, it is determined using valuation techniques, including the discounted cash flow model. The information of these models is extracted from the market when possible. When it is not possible to obtain the information, judgement is required in the calculation of fair value. The judgement includes considerations of inputs such as: liquidity risk, credit risk and volatility. Changes in the assumptions regarding these factors may affect the fair value of the financial instruments.

6.5.  Stock-based compensation

The Company measures the costs of the transactions of employees eligible to stock-based compensation based on the fair value of equity instruments on the grant date. The estimate of the fair value of stock-based compensation operations requires a definition of the most adequate evaluation model, which depends on the terms and conditions of the grant.  This estimate also

EXHIBIT 2 (Continued)

SENDAS DISTRIBUIDORA S.A.

Accounting practice

requires a definition of the most adequate information for the evaluation model, including the expectation of useful life of the stock option, the volatility and the return of dividends, as well as the preparation of corresponding assumptions.

6.6.  Provision for lawsuits

The Company is party to several judicial and administrative lawsuits, and the provisions for lawsuits  are recognized for all the causes representing probable losses and which can be reasonably estimated. The evaluation of the likelihood of loss includes analysis of available evidences, the hierarchy of the laws, the available prior court decisions, the most recent court decisions and their legal relevance, the history of occurrence and values involved and the evaluation of external lawyers.

6.7.  Estimated losses on doubtful accounts

The subsidiary Via Varejo has balances receivable from installment sales (using “carnês”), whose estimate of loss on this portfolio is made in accordance with an expected percentage, which is obtained by observing the behavior of the portfolios in the last months and updated at each accounting closing.

6.8.  Recoverable taxes

The Company and its subsidiaries have balances of recoverable taxes mainly related to ICMS, ICMS Tax Substitution - ST, PIS and Cofins. These taxes will be realized based on projections of growth, operational issues and generation of debts for consumption of these credits by the companies of the Group.

EXHIBIT 3

SENDAS DISTRIBUIDORA S.A.

Balance Sheet the merger of Barcelona

(amounts in Brazilian reais)

ASSETS
Current
Cash and cash equivalents	55,622,606.93
Financial instruments	1,233,759,626.03
Trade receivables (net of bad debts)	83,621,987.44
Accounts receivable related parties	86,224,340.58
Third parties credits	42,160,321.36
Tax credits	120,841,611.82
Dividends receivable	83,433.35
Advance to suppliers	340,098,046.69
Inventory	1,482,651,448.24
Prepaid expenses	21,926,287.58

Total of current assets	3,466,989,710.02

Non-current
Accounts receivable related parties	204,912,896.04
Tax credits	12,715,647.26
Judicial deposits	77,003,240.82
Prepaid expenses	23,082,858.46
Other	3,967,715.73
Investments	156,646,050.11
Property, plant and equipment, net	2,080,585,799.02
Intangible (net of provision for impairment)	681,064,045.28

Total of non-current assets	3,239,978,252.72

TOTAL OF ASSETS	6,706,967,962.74

LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITY
Current
Loans and financing	330,379,583.49
Suppliers	2,357,679,035.64
Related parties suppliers	57,848,751.81
Fiscal obligations	133,365,462.41
Labor obligations	127,575,631.11
Related parties obligations	817,006,859.77
Dividends payable	133,053,382.00
Other	128,504,261.59
Anticipated revenues	35,907,278.12
Milage program	2,132,946.53

Total of current liability	4,123,453,192.47

Non-current
Loans and financing	300,508,336.52
Contingent laibilities	158,565,513.42
Other	3,232,220.35
Tax obligations	2,050,296.46
Hedge instruments	1,404,795.43

Total of non-current laibility	465,761,162.18

TOTAL OF LIABILITIES	4,589,214,354.65

SHAREHOLDERS' EQUITY	2,117,753,608.09

TOTAL OS LIABILITY AND SHAREHOLDERS' EQUITY	6,706,967,962.74

EXHIBIT 4

SENDAS DISTRIBUIDORA S.A.

Balances between companies to be cancelled during the merger

(amounts in Brazilian reais)

Sendas e CBD	Assets	Liabilities

Accounts receivable related parties
Accounts receivable CBD	40.105.619,71	-
Liabilities with related parties
Suppliers related parties	-	54.672.760,80
Related parties’ obligations	-	581.214.386,31

	40.105.619,71	635.887.147,11

Barcelona and CBD

Accounts receivable related parties
Accounts receivable CBD	7.782.512,30	-
Suppliers’ related parties	-	590.653,78
Dividends payable	-	84.538.481,57
Related parties’ obligations	-	27.037.116,56

	7.782.512,30	112.166.251,91

CBD and Sendas

Credits with related parties
Accounts payable for goods	54.672.760,80	-
Other	581.214.386,31	-
Related parties’ obligations	-	40.105.619,71

	635.887.147,11	40.105.619,71

CBD and Barcelona

Accounts receivable with related parties	590.653,78
Dividends receivable	84.538.481,57
Credits with related parties	27.037.116,56
Suppliers related parties	-	7.782.512,30

	112.166.251,91	7.782.512,30

	795.941.531,03	795.941.531,03

EXHIBIT 5

SENDAS DISTRIBUIDORA S.A.

Net Assets to be spun-off

(amounts in Brazilian reais)

ATIVO
Circulante
Caixa e equivalentes de caixa	18,898,980.72
Instrumentos financeiros	230,000,000.00
Clientes (líquido de PDD)	27,270,947.68
Contas a receber de partes relacionadas	84,792,813.47
Créditos de terceiros	30,559,420.24
Impostos a recuperar	44,530,735.45
Dividendos a receber	83,433.35
Adiantamentos a fornecedores	104,714,823.73
Estoques	475,407,363.80
Despesas antecipadas	4,411,754.12

Total do ativo circulante	1,020,670,272.56

Não circulante
Créditos com partes relacionadas	787,977.96
Impostos a recuperar	21,331,417.68
Imobilizado líquido	583,222,318.71

Total do ativo não circulante	605,341,714.35

TOTAL DO ATIVO	1,626,011,986.91

PASSIVO E PATRIMÔNIO LÍQUIDO
PASSIVO
Circulante
Empréstimos e financiamentos	1,347,837.21
Fornecedores	792,622,036.10
Fornecedores partes relacionadas	55,228,190.93
Obrigações fiscais	45,234,043.51
Obrigações trabalhistas	33,421,071.39
Obrigações com partes relacionadas	651,898,737.28
Outras obrigações	28,720,313.22
Programa de fidelização	2,132,946.53

Total do passivo circulante	1,610,605,176.17

Não circulante
Empréstimos e financiamentos	4,955,247.05
Outras contas a pagar	3,232,220.35

Total do passivo não circulante	8,187,467.40

TOTAL DO PASSIVO	1,618,792,643.57

PATRIMÕNIO LÍQUIDO	7,219,343.34

TOTAL DO PASIVO E PATRIMÔNIO LÍQUIDO	1,626,011,986.91

EXHIBIT 6

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Balance sheet as at December 31, 2015

(amounts in Brazilian reais)

ATIVO
Circulante
Caixa e equivalentes de caixa	170,910,968.36
Instrumentos financeiros	2,075,589,660.37
Clientes (líquido de PDD)	209,314,138.02
Contas a receber de partes relacionadas	58,675,369.82
Créditos de terceiros	192,428,869.57
Impostos a recuperar	425,929,025.18
Dividendos a receber	115,927,490.31
Adiantamentos a fornecedores	567,823,307.60
Bens disponiveis para venda	2,418,183.40
Estoques	2,828,337,217.53
Despesas antecipadas	74,045,160.20

Total do ativo circulante	6,721,399,390.36

Não circulante
Créditos com partes relacionadas	1,113,738,766.13
Impostos a recuperar	571,161,787.43
Depósitos judiciais	411,103,710.21
Despesas antecipadas	18,737,265.68
Outros créditos	110,460,245.58
Investimentos	5,257,488,623.49
Imobilizado líquido	7,139,882,954.82
Intangível (líquido da provisão para perdas e amortização)	729,479,436.24

Total do ativo não circulante	15,352,052,789.58

TOTAL DO ATIVO	22,073,452,179.94

PASSIVO E PATRIMÔNIO LÍQUIDO
PASSIVO
Circulante
Empréstimos e financiamentos	646,563,580.49
Fornecedores	4,586,596,993.51
Fornecedores partes relacionadas	70,243,518.09
Obrigações fiscais	148,961,140.87
Obrigações trabalhistas	372,511,410.43
Obrigações com partes relacionadas	324,592,610.19
Dividendos a pagar	1,281,050.03
Outras obrigações	492,209,479.53
Receita antecipada	27,660,358.67
Programa de fidelização	27,431,632.21
Provião para perda em investimentos	143,777,006.33

Total do passivo circulante	6,841,828,780.35

Não circulante
Empréstimos e financiamentos	3,467,057,286.86
Impostos parcelados	572,181,657.87
Provisão para contingências	490,069,395.03
Outras contas a pagar	13,709,115.15
Obrigações fiscais	40,375,718.93
Receitas antecipadas	32,019,216.79
Instrumentos financeiros de hedge	22,024,663.13

Total do passivo não circulante	4,637,437,053.76

TOTAL DO PASSIVO	11,479,265,834.11

PATRIMÕNIO LÍQUIDO	10,594,186,345.83

TOTAL DO PASIVO E PATRIMÔNIO LÍQUIDO	22,073,452,179.94

EXHIBIT 7

SENDAS DISGTRIBUIDORA S.A.

Balance sheet after the spin-off

(amounts in Brazilian reais)

	SENDAS after merging Barcelona	Spun-off portion	SENDAS after spin-off
ASSETS
Current
Cash and cash equivalents	55,622,606.93	18,898,980.72	36,723,626.21
Financial instruments	1,233,759,626.03	230,000,000.00	1,003,759,626.03
Trade receivables (net of bad debts)	83,621,987.44	27,270,947.68	56,351,039.76
Accounts receivable related parties	86,224,340.58	84,792,813.47	1,431,527.11
Third parties credits	42,160,321.36	30,559,420.24	11,600,901.12
Tax credits	120,841,611.82	44,530,735.45	76,310,876.37
Dividends receivable	83,433.35	83,433.35	-
Advance to suppliers	340,098,046.69	104,714,823.73	235,383,222.96
Inventory	1,482,651,448.24	-	1,482,651,448.24
Assets available for sale	-	475,407,363.80	(475,407,363.80)
Prepaid expenses	21,926,287.58	4,411,754.12	17,514,533.46

Total of current assets	3,466,989,710.02	1,020,670,272.56	2,446,319,437.46

Non-current
Accounts receivable related parties	204,912,896.04	787,977.96	204,124,918.08
Tax credits	12,715,647.26	21,331,417.68	(8,615,770.42)
Judicial deposits	77,003,240.82	-	77,003,240.82
Prepaid expenses	23,082,858.46	-	23,082,858.46
Other	3,967,715.73	-	3,967,715.73
Investments	156,646,050.11	-	156,646,050.11
Property, plant and equipment, net	2,080,585,799.02	583,222,318.71	1,497,363,480.31
Intangible (net of provision for impairment)	681,064,045.28	-	681,064,045.28

Total of non-current assets	3,239,978,252.72	605,341,714.35	2,634,636,538.37

TOTAL OF ASSETS	6,706,967,962.74	1,626,011,986.91	5,080,955,975.83

LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITY
Current
Loans and financing	330,379,583.49	1,347,837.21	329,031,746.28
Suppliers	2,357,679,035.64	792,622,036.10	1,565,056,999.54
Related parties suppliers	57,848,751.81	55,228,190.93	2,620,560.88
Fiscal obligations	133,365,462.41	45,234,043.51	88,131,418.90
Labor obligations	127,575,631.11	33,421,071.39	94,154,559.72
Related parties obligations	817,006,859.77	651,898,737.28	165,108,122.49
Dividends payable	133,053,382.00	-	133,053,382.00
Other	128,504,261.59	28,720,313.22	99,783,948.37
Anticipated revenues	35,907,278.12	-	35,907,278.12
Milage program	2,132,946.53	2,132,946.53	-

Total of current liability	4,123,453,192.47	1,610,605,176.17	2,512,848,016.30

Non-current
Loans and financing	300,508,336.52	4,955,247.05	295,553,089.47
Contingent laibilities	158,565,513.42	-	158,565,513.42
Other	3,232,220.35	3,232,220.35	-
Tax obligations	2,050,296.46	-	2,050,296.46
Hedge instruments	1,404,795.43	-	1,404,795.43
Total of non-current laibility
	465,761,162.18	8,187,467.40	457,573,694.78
TOTAL OF LIABILITIES
	4,589,214,354.65	1,618,792,643.57	2,970,421,711.08
SHAREHOLDERS' EQUITY
	2,117,753,608.09	7,219,343.34	2,110,534,264.75

TOTAL OF LIABILITY AND SHAREHOLDERS' EQUITY	6,706,967,962.74	1,626,011,986.91	5,080,955,975.83

EXHIBIT 8

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Balance sheet after the merger

(amounts in Brazilian reais)

				Exclusions

	CBD	Merged net asset	Balance	Debit	Credit	CBD after the merger
ASSETS
Current
Cash and cash equivalents	170,910,968.36	18,898,980.72	189,809,949.08			189,809,949.08
Financial instruments	2,075,589,660.37	230,000,000.00	2,305,589,660.37			2,305,589,660.37
Trade receivables (net of bad debts)	209,314,138.02	27,270,947.68	236,585,085.70			236,585,085.70
Accounts receivable related parties	58,675,369.82	84,792,813.47	143,468,183.29		48,478,785.79	94,989,397.50
Third parties credits	192,428,869.57	30,559,420.24	222,988,289.81			222,988,289.81
Tax credits	376,747,439.85	44,530,735.45	421,278,175.30			421,278,175.30
Dividends receivable	115,927,490.31	83,433.35	116,010,923.66		84,538,481.57	31,472,442.09
Advance to suppliers	567,823,307.60	104,714,823.73	672,538,131.33			672,538,131.33
Inventory	2,418,183.40	-	2,418,183.40			2,418,183.40
Assets available for sale	2,828,337,217.53	475,407,363.80	3,303,744,581.33			3,303,744,581.33
Prepaid expenses	74,045,160.20	4,411,754.12	78,456,914.32			78,456,914.32

Total of current assets	6,672,217,805.03	1,020,670,272.56	7,692,888,077.59			7,559,870,810.23

Non-current
Accounts receivable related parties	1,113,738,766.13	787,977.96	1,114,526,744.09		662,924,263.67	451,602,480.42
Tax credits	620,343,372.76	21,331,417.68	641,674,790.44			641,674,790.44
Judicial deposits	411,103,710.21	-	411,103,710.21			411,103,710.21
Prepaid expenses	18,737,265.68	-	18,737,265.68			18,737,265.68
Other	110,460,245.58	-	110,460,245.58			110,460,245.58
Investments	5,257,488,623.49	(7,219,343.34)	5,250,269,280.15			5,250,269,280.15
Property, plant and equipment, net	7,139,882,954.82	583,222,318.71	7,723,105,273.53			7,723,105,273.53
Intangible (net of provision for impairment)	729,479,436.24	-	729,479,436.24			729,479,436.24

Total of non-current assets	15,401,234,374.91	598,122,371.01	15,999,356,745.92		251	15,336,432,482.25

TOTAL OF ASSETS	22,073,452,179.94	1,618,792,643.57	23,692,244,823.51			22,896,303,292.48

EXHIBIT 8 (Continued)

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Balance sheet after the merger

(amounts in Brazilian reais)

				Exclusions

	CBD	Merged net asset	Balance	Debit	Credit	CBD after the merger
LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITY
Current
Loans and financing	646,563,580.49	1,347,837.21	647,911,417.70			647,911,417.70
Suppliers	4,586,596,993.51	792,622,036.10	5,379,219,029.61			5,379,219,029.61
Related parties suppliers	70,243,518.09	55,228,190.93	125,471,709.02	8,373,166.08		117,098,542.94
Fiscal obligations	148,961,140.87	45,234,043.51	194,195,184.38			194,195,184.38
Labor obligations	372,511,410.43	33,421,071.39	405,932,481.82			405,932,481.82
Related parties obligations	324,592,610.19	651,898,737.28	976,491,347.47	703,029,883.38		273,461,464.09
Dividends payable	1,281,050.03	-	1,281,050.03	84,538,481.57		(83,257,431.54)
Other	492,209,479.53	28,720,313.22	520,929,792.75			520,929,792.75
Anticipated revenues	27,660,358.67	-	27,660,358.67			27,660,358.67
Milage program	27,431,632.21	2,132,946.53	29,564,578.74			29,564,578.74
Allowance for impairment of investments	143,777,006.33	-	143,777,006.33			143,777,006.33

Total of current liability	6,841,828,780.35	1,610,605,176.17	8,452,433,956.52			7,656,492,425.49

Non-current
Loans and financing	3,467,057,286.86	4,955,247.05	3,472,012,533.91			3,472,012,533.91
Installment agreement for tax pay	572,181,657.87	-	572,181,657.87			572,181,657.87
Contingent laibilities	490,069,395.03	-	490,069,395.03			490,069,395.03
Other	13,709,115.15	3,232,220.35	16,941,335.50			16,941,335.50
Tax obligations	40,375,718.93	-	40,375,718.93			40,375,718.93
Anticipated revenue	32,019,216.79	-	32,019,216.79			32,019,216.79
Hedge instruments	22,024,663.13	-	22,024,663.13			22,024,663.13

Total of non-current laibility	4,637,437,053.76	8,187,467.40	4,645,624,521.16			4,645,624,521.16

TOTAL OF LIABILITIES	11,479,265,834.11	1,618,792,643.57	13,098,058,477.68		252	12,302,116,946.65

SHAREHOLDERS' EQUITY	10,594,186,345.83		10,594,186,345.83			10,594,186,345.83

EXHIBIT 2(6) TO MANAGEMENT PROPOSAL

CORPORATE ACTS THAT DISCUSSED AND/OR APPROVED THE OPERATIONS

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Authorized-Capital Publicly-Held Company

CNPJ/MF 47.508.411/0001-56

NIRE 35.300.089.901

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS
HELD ON MARCH 3rd, 2016

1. DATE, TIME AND PLACE: On March 3rd, 2016, at 09:00 a.m., at the head offices of Companhia Brasileira de Distribuição ("Company"), at Avenida Brigadeiro Luís Antônio, No. 3.142, City and State of São Paulo.

2. CONDUCTION OF THE MEETING: Chairman: Mr. Jean-Charles Henri Naouri; Secretary: Mrs. Ana Paula Tarossi Silva.

3. CALL TO ORDER AND ATTENDANCE: The call to order was waived pursuant to paragraphs first and second of article 15 of the Company’s Bylaws and articles 7 and 8 of the Internal Regulation of the Company’s Board of Directors. All of the members of the Company’s Board of Directors attended the meeting, namely, Messrs. Jean-Charles Henri Naouri, Arnaud Strasser, Carlos Mario Giraldo Moreno, Eleazar de Carvalho Filho, Filipe da Silva Nogueira, Jose Gabriel Loaiza Herrera, Luiz Aranha Corrêa do Lago, Luiz Augusto de Castro Neves, Maria Helena dos Santos Fernandes Santana, Roberto Oliveira de Lima and Yves Desjacques.

4. AGENDA: Discuss and deliberate about: (i) the ratification of the hiring of Magalhães Andrade S/S Auditores Independentes, enrolled with the Regional Accounting Council of the State of São Paulo under No. 2SP000233/O-3 and with the CNPJ/MF under No. 62657242/0001-00, headquartered in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, 1.893, 6th floor, conjuntos 61 and 62, Jardim Paulistano, CEP 01451-001 ("Magalhães Andrade"), as the specialized company responsible for the preparation of the appraisal report of the portion of the assets of Sendas Distribuidora S.A. ( "Sendas") to be spun-off and merged into the Company on the base date of December 31, 2015 ("Appraisal Report"); (ii) the approval of the Appraisal Report; (iii) the approval of the proposed merger into the Company of part of the assets of Sendas ("Spun-Off Assets"), in the terms and conditions described in the "Protocol and Justification of Partial Spin-Off of Sendas Distribuidora S.A." to be entered into between the managements of the Company and of Sendas ("Partial Spin-Off" and "Protocol of Partial Spin-Off", respectively); (iv) the voting instructions of the Company‘s representatives in Sendas’ General Shareholders Meeting which shall resolve on (a) the merger of Barcelona Comércio Varejista e Atacadista S.A. ("Barcelona") into Sendas, which terms and conditions are described in the "Protocol and Justification of Merger of Barcelona Comércio Varejista e Atacadista S.A. into Sendas Distribuidora S.A.", to be entered into by the managers of Sendas and Barcelona ("Merger" and "Protocol of Merger", respectively) followed by (b) the Partial Spin-Off, in the terms of the Protocol of Partial Spin-Off; (v) the voting instructions of the Company‘s representatives in the General Shareholders Meeting of Barcelona which shall resolve on the Merger, in the terms of the Protocol of Merger; and (vi) the calling in due course of the Extraordinary Shareholders Meeting of the Company to be held on a date to be set, to decide on the Partial Spin-Off.

5. RESOLUTIONS: As the meeting was commenced, Messrs. Members Board of Directors examined the items comprised in the Agenda and decided as following:

5.1. Discuss and deliberate about: (i) the ratification of the hiring of Magalhães Andrade S/S Auditores Independentes, enrolled with the Regional Accounting Council of the State of São Paulo under No. 2SP000233/O-3 and with the CNPJ/MF under No. 62657242/0001-00, headquartered in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, 1.893, 6th floor, conjuntos 61 and 62, Jardim Paulistano, CEP 01451-001 ("Magalhães Andrade"), as the specialized company responsible for the preparation of the appraisal report of the portion of the assets of Sendas Distribuidora S.A. ("Sendas") to be spun-off and merged into the Company on the base date of December 31, 2015 ("Appraisal Report"); (ii) the approval of the Appraisal Report; (iii) the approval of the proposed merger into the Company of part of the assets of Sendas ("Spun-Off Assets"), in the terms and conditions described in the "Protocol and Justification of Partial Spin-Off of Sendas Distribuidora S.A." to be entered into between the managements of the Company and of Sendas ("Partial Spin-Off" and "Protocol of Partial Spin-Off", respectively): Based on the provided supporting material, the members of the Board of Directors discussed about the proposal for Partial Spin-Off presented by the Management of the Company and decided, based on the favorable recommendation of the Financial Committee, as well as on the equally favorable opinion of the Company‘s Audit Committee:

5.1.1. Ratify the hiring of Magalhães Andrade as the specialized company in charge of preparing the Appraisal Report.

5.1.2. Approve the Appraisal Report, according to the balance sheet prepared by the management of Sendas on December 31, 2015, according to which the total book value of the Spin-Off Assets, to be merged into the Company, equals to seven million, two hundred and nineteen thousand, three hundred and forty three reais and thirty four cents (R$7,219,343.34).

5.1.3. Approve the proposal for Partial Spin-Off, on the terms and conditions described in the Memorandum of Partial Spin-Off. Once the Partial Spin-Off is completed, the Spin-Off Assets will be merged into the Company, and there will be no (a) corporate capital increase in the Company as a result of the Partial Spin-Off, since a portion of the investment that the Company has in Sendas will be cancelled and substituted for the assets and liabilities comprising the Spin-Off Assets and (b) the corporate capital of Sendas will be reduced by seven million, two hundred and nineteen thousand, three hundred and forty three reais (R$7,219,343.00) upon cancellation of six million, three hundred and three thousand, one hundred and four (6,303,104) registered common shares, without par value, held by the Company.

5.2. Discuss and deliberate about: (iv) the voting instructions of the Company‘s representatives in Sendas’ General Shareholders Meeting which shall resolve on (a) the merger of Barcelona Comércio Varejista e Atacadista S.A. ("Barcelona") into Sendas, which terms and conditions are described in the "Protocol and Justification of Merger of Barcelona Comércio Varejista e Atacadista S.A. into Sendas Distribuidora S.A.", to be entered into by the managers of Sendas and Barcelona ("Merger" and "Protocol of Merger", respectively) followed by (b) the Partial Spin-Off, in the terms of the Protocol of Partial Spin-Off; (v) the voting instructions of the Company‘s representatives in the General Shareholders Meeting of Barcelona which shall resolve on the Merger, in the terms of the Protocol of Merger; and (vi) the calling in due course of the Extraordinary Shareholders Meeting of the Company to be held on a date to be set, to decide on the Partial Spin-Off: Bearing in mind the resolutions taken under Item 5.1 above, and after discussions, the members of the Board of Directors of the Company resolved and decided:

5.2.1. Approve the favorable voting guidance of the Company’s representatives in the General Meeting of Sendas that will resolve about (a) the merger of Barcelona into Sendas, the terms and conditions of which are described in the Memorandum of Merger and, then, (b) the Partial Spin-Off, on the terms of the Memorandum of Partial Spin-Off.

5.2.2. Approve the favorable voting guidance of the Company’s representatives in the General Meeting of Barcelona that will resolve about the Merger, on the terms of the Memorandum of Merger.

5.2.3. Approve the timely call of the Special General Meeting of shareholders of the Company, to be held on a date to be set, to resolve bout the Partial Spin-Off.

6. APPROVAL AND SIGNATURE OF THESE MINUTES: As there were no further matters to be addressed, the meeting was adjourned so that these minutes were drawn up. Then the meeting was resumed and these minutes were read and agreed to, having been undersigned by all attending persons. São Paulo, March 3rd, 2016. Chairman - Mr. Jean-Charles Henri Naouri; Secretary - Mrs. Ana Paula Tarossi Silva. Attending Members of the Board of Directors: Messrs. Jean-Charles Henri Naouri, Arnaud Strasser, Carlos Mario Giraldo Moreno, Eleazar de Carvalho Filho, Filipe da Silva Nogueira, José Gabriel Loaiza Herrera, Luiz Aranha Corrêa do Lago, Luiz Augusto de Castro Neves, Maria Helena dos Santos Fernandes Santana, Roberto Oliveira de Lima and Yves Desjacques.

7. CERTIFICATE: I hereby declare that these minutes are a true copy of the minutes recorded in the Book of Registry of Minutes of Meetings of the Company’s Board of Directors.

_____________________________
Ana Paula Tarossi Silva
Secretary

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY-HELD COMPANY OF AUTHORIZED CAPITAL

CNPJ/MF No. 47.508.411/0001- 56

NIRE No.: 35.300.089.901

MINUTES OF THE EXTRAORDINARY MEETING OF THE AUDIT COMMITTEE

HELD ON MARCH 02, 2016

1.         DATE, TIME AND VENUE: On the day two (02) of the month of March of 2016, at 10:00 a.m., at the headquarter of Companhia Brasileira de Distribuição (“Company”), at Avenida Brigadeiro Luís Antônio, nº 3.142, in the City of São Paulo, State of São Paulo.

2.         BOARD: Chairman – Mr. Nelson Carvalho; Secretary – Sra. Ana Paula Tarossi Silva.

3.         CALL NOTICE AND PRESENCE: Call notice duly performed in terms of article 9 of the Internal Regulation of Audit Committee (“Committee”). Present all members of the Committee, to be known, Messrs. Nelson Carvalho, Eleazar de Carvalho Filho and Pedro Oliva Marcilio de Sousa.

4.         AGENDA: Discuss and give opinion on: (i) the ratification of the hiring of Magalhães Andrade S/S Auditores Independentes, enrolled with the Regional Accounting Council of the State of São Paulo, under nº  2SP000233/O-3 and with CNPJ/MF under Nº  62.657.242/0001-00, headquartered in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, nº 1.893, 6º andar, conjuntos 61 e 62, Jardim Paulistano, CEP 01451-001 (“Magalhães Andrade”), as specialized company responsible for the preparation of the appraisal report of the portion of the available assets  of Sendas Distribuidora S.A. (“Sendas”) to be spin-off and merged into the Company, on the base date of December 31, 2015 (“Appraisal Report”); (ii) the approval of the Appraisal Report; and (iii) the approval of the merger proposal, by the Company, of part of the available assets of Sendas (“Spin-Off Assets”), on the terms and conditions described on the “Memorandum and Justification of Partial Spin-Off of Sendas Distribuidora S.A.” to be executed between the managements of the Company and of Sendas (“Partial Spin-Off” and “Memorandum of Partial Spin-Off”, respectively).

5.         RESOLUTION: Beginning the works, Messrs. members of the Committee examined the items contained in the agenda, resolving the following:

5.1       Discuss and give an opinion on: (i) the ratification of the hiring of Magalhães Andrade S/S Auditores Independentes, enrolled with The Regional Accounting Council of the State of São Paulo, under Nº  2SP000233/O-3 and with CNPJ/MF under Nº  62.657.242/0001-00, headquartered in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, nº 1.893, 6º andar, conjuntos 61 e 62, Jardim Paulistano, CEP 01451-001 (“Magalhães Andrade”), as specialized  company responsible for the preparation of the Appraisal Report of the portion of available assets da Sendas Distribuidora S.A. (“Sendas”) to be spin-off and merged into the Company, on the base date of December 31, 2015 (“Appraisal Report”); (ii) the approval of the Appraisal Report; and (iii) the approval of the proposal for merger into the Company, of a portion  of the available assets of Sendas (“Spin-Off Assets”), on the terms and conditions described in the “Memorandum and Justification of Partial Spin-Off of Sendas Distribuidora S.A.” to be executed between the managements of the Company and of Sendas (“Partial Spin-Off” and “Memorandum of Partial Spin-Off”, respectively): After discussion of the structure of the Partial Spin-Off proposed by the Management of the Company and after a careful analysis of all the documents supporting the Partial Spin-Off, including the respective Appraisal Report prepared by Magalhães Andrade, all of which attached to these Minutes, the members of the Audit Committee, within the scope of their authorities and duties and in compliance with Art. 13, item (f) of the Internal Regulation of the Audit Committee, decided to render an opinion favorable to the Company´s Board of Directors about:

5.1.1.   Ratification of the hiring of Magalhães Andrade as specialized company responsible for the preparation of the Appraisal Report.

5.1.2.   Approval of the Appraisal Report, according to the balance sheet prepared by the management of Sendas on December 31, 2015, according to the total book value of the Spin-Off Assets, to be merged into the Company, equal to seven million, two hundred and nineteen thousand, three hundred and forty three reais and thirty four cents  (R$ 7,219,343.34).

5.1.3.   Approval of the proposal of the Partial Spin-Off, on the terms and conditions described on the Memorandum of Partial Spin-Off. Once the is Partial Spin-Off completed, the Spun-Off Assets shall be merger into Company, and (a) there will be no increase of the Company´s capital stock as a result of the Partial Spin-Off, since a portion of investment that the Company has in  Sendas shall be cancelled and replaced by the assets and liabilities contained in the Spin-Off Assets and (b) the capital stock of Sendas will be reduced by seven million, two hundred and nineteen thousand, three hundred and forty three reais (R$ 7,219,343.00), upon cancellation of six million, three hundred and three thousand, one hundred and four (6.303.104) common shares, registered and with no par value, owned by the Company.

6.         APPROVAL AND SIGNATURE OF THE MINUTES: Nothing else to be discussed, the work was suspended for the drawing up of these minutes. After reopening the work, the present minutes was read and approved, having been signed by all attendees.

São Paulo, March 02, 2016.

Nelson Carvalho Underwriter:	Ana Paula Tarossi Silva Secretary
Eleazar de Carvalho Filho	Pedro Oliva Marcilio de Sousa

EXHIBIT 2(11) TO MANAGEMENT PROPOSAL

SENDAS DISTRIBUIDORA S.A.’S DOCUMENTS

SENDAS DISTRIBUIDORA S.A.

Private Company

CNPJ/MF 06.057.223/0001-71

NIRE 3330027290-9

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS´ MEETING

HELD ON MARCH 01, 2016

1                 DATE, TIME AND VENUE: On the first day of the month of March of 2016, at 5:00 p.m., at the headquarter of de Sendas Distribuidora S.A. (“Company”), at Rua João Antonio Sendas, 286, in the city of São João de Meriti, State of Rio de Janeiro.

2                 CALL NOTICE: Dismissed the call notice due to the presence of the shareholder holding the totality of the Company´s shares of issuance.

3                 PRESENCES: Shareholders holding the shares representing the totality of the Company´s capital stock, according to the signatures of the Book of Presence of Shareholders.

4                 BOARD: Chairman: Luiz Elisio Castello Branco de Melo; Secretary: Leandro Ricci.

5             AGENDA: (i) Analysis and resolution about the increase of the maximum number of officers in the Company from five (5) to eight (8); (ii) Analysis and resolution about the amendment and manner of representation of the Company with the creation of two different classes of Officers; (iii) Knowledge of the resignations of Mr. Jorge Faiçal Filho and Peter Paul Lourenço Estermann, identified below, the positions of Officer; e (iv) Analysis and resolution about the election of the members of the Board of Executive Officers of the Company to  hold the offices until the General Meeting that approves the accounts of the 2018; (v) Analysis and resolution about including in the corporate purpose, of activities of (1) agency, brokerage or intermediation of securities and tickets; (2) the provision of services related to collections, receipts or payments in general, of securities, bills or payment booklets, of foreign exchange, taxes, and on third parties’ account, including those carried out by electronic means, automatically or through ATM machines; provision of status of collection, receipt or payment; issue of booklets, bank payment clearance slips, printed materials and documents in general; (3) provision of services of parking lot, stay and storage of vehicles; and (4) importation of beverages, wines and vinegars; (vi) Amendment to Articles 2, 8 and 13 of the Company´s Articles of Incorporation to reflect on the resolutions of this meeting, if approved; and (vii) consolidate the Company´s Articles of Incorporation.

5                 RESOLUTIONS: After analysis and discussion, the shareholder attending the meeting resolved, unanimously to:

5.1             approve the increase of the maximum number of Officers at the Company from five (5) to eight (8);

5.2             approve the change in the manner of representation of the Company with the creation of two different classes of Officers: Officers A and Officers B. In view of these two different classes of officers, the representativeness of the Company will be made by two (2) Officers, jointly, provided that one of those officers is Officer A.

5.3             due to the resolutions above, Articles 8 and 13 of the Company´s Articles of Incorporation become effective with the following new wording: "

Article 8 – The Board of Executive Officers is composed of. at least, three (3) and, at the maximum, eight (8) officers, shareholders or not, resident in the country, elected and removed by the General Meeting, being (i) up to six (6) Officers A, among which 1 Officer- Chief Executive Office and 1 Chief Financial Officer and three (3) Officers with no specific designation; and (ii) up to two (2) Officers B, both with no specific designation.”

“Article 13 – The Company shall be represented, actively and passively, by two (02) Officers, jointly, one of them being always an Officer A. Paragraph one – Subject to the provisions set forth in the “caput” of this Article, the Officers shall represent the Company actively and passively, in court and out of court and towards third parties, practicing and signing all the acts binding the Company. Paragraph two – In acts of appointment of attorneys-in-fact, the Company shall be represented according to the “caput” of the Article, or by the Chief Executive Officer, together with an attorney-in-fact specially appointed for such purpose, and the powers of attorney must contain the period of validity, except for those for judicial purposes, in addition to the description of the powers granted, which can cover any and all act, including those of banking nature. Paragraph three – The Company is deemed bound when represented: (i) jointly by two Officers A, subject to the paragraph 2 above; (ii) jointly by one Officer A and an Officer B; (iii) jointly by one Officer A and one attorney-in-fact, when  so designated in such power of attorney and according to the extension of the powers contained therein; (iv) jointly by two attorneys-in-law, when so designated in such power of attorney and according to the extension of the powers contained therein; or (v) individually, in special cases, by one attorney-in-fact when so designated in such power of attorney and according to the extension of the powers contained therein, or by one officer provided that formally authorized by resolution of the Board of Executive Officers.”

5.4             Be aware of the resignations of Messrs. Jorge Faiçal Filho, a Brazilian, married, advertiser, bearer of identity card ID nº 22.702.673-1, SSP/SP, enrolled with CPF/MF under nº 192.223.408-76, and Peter Paul Lorenço Estermann, Brazilian, married, agricultural engineer, bearer of Identity Card ID  nº. 206.922.023-1 SSP/RS, enrolled with CPF/MF under nº. 279.185.726-53, both with office at Avenida Brigadeiro Luís Antonio, nº 3.142, of its positions of Officer;

5.5             approve the election for the positions of Officers A of Messrs. Belmiro de Figueiredo Gomes, Brazilian, divorced, commerce worker, bearer of Identity Card ID nº 52.699.074-0, SSP/SP, enrolled with CPF/MF under nº  805.421.589-49, as Chief Executive Officer; and José Marcelo dos Santos, Brazilian, divorced, administrator, bearer of Identity Card ID nº 27.326.204-X SSP/SP, enrolled with CPF/MF under nº 169.420.548-79, as Financial Officer; and of Messrs. Wlamir dos Anjos, Brazilian, married, administrator, bearer of Identity Card ID nº 16.681.344, enrolled with CPF/MF under nº  114.124.288-58; and Anderson Barres Castilho, Brazilian, married, commerce worker, bearer of Identity Card ID nº 64.227.173, enrolled with CPF/MF under nº  017.266.429-25, all resident and domiciled in the Capital of the State if São Paulo, with office at Avenida Brigadeiro Luís Antonio, nº 3.142, as officers with no specific Designation. For the positions of Officers B it is elected Messrs. Luiz Elisio Castello Branco de Melo, Brazilian, married, civil engineer, bearer of Identity Card ID n. 04308374-0, IFP RJ, enrolled with CPF/MF under n. 735.544.137-04; and Antonio Sérgio Salvador dos Santos, Brazilian, divorced, commerce worker, bearer of Identity Card  ID nº. 07.217.895-7, enrolled with CPF/MF under nº. 888.750.677-91, both with office at Avenida Brigadeiro Luís Antonio, nº 3.142, as Officers with no specific designation. Both Officers A as to Officers B shall hold the office until the General Meeting approves the accounts of the year of 2018;

5.6             The Officers, elected hereby, declare, under the penalties of the law, not to be involved in any of the crimes provided for at law preventing from exercising business activity, and to be aware of the provisions set forth in Article 147 of the Law Nº 6.404/76, as amended. The elected Officers shall take office upon signature of such declaration of acceptance of office drawn up on proper book.

5.7             Approve the inclusion in the corporate purpose of the Company, of activities of (1) agency, brokerage or intermediation of securities and tickets; and (2) provision of services related to collections, receipts or payments in general, of securities, bills or booklets, foreign Exchange, taxes and on third parties’ account, including those made by electronic means, automatically or by ATM machines, provision of status of collection, receipt or payment; issue of booklets, bank payment clearance slips, printed material and documents in general; (3) provision of services of parking lot, stay and storage of vehicles; and (4) importations of beverage, wines and vinegars;

5.8             because of the resolution above, Article 2 of the Company´s Articles of Incorporation shall be effective with the following wording: “Article 2. The Company´s corporate purpose is the sale of manufactured and half-finished products or “in natura”, domestic or foreign of all kind or type, nature or quality, provided that it is not prohibited by law.

Paragraph one - The Company can also practice the following activities:

a) the manufacturing, processing, handling, transformation, exportation, importation and representation of food or non-food products, on its own account or of third parties’

b) the international trade, including of coffee;

c) the importation, distribution and sale of cosmetic and hygiene products, toiletries, perfumery, sanitary and household cleaning products and food supplements;

d) the sale in general of drugs and medicines, pharmaceutical and homeopathic products; chemicals, accessories, dental articles, surgical instruments and apparatus; the manufacture of chemicals and pharmaceuticals, and it can be specialized as Drugstore or Allopathic Pharmacy, Drugstore or Homeopathic Pharmacy or Manipulation Pharmacy of each specialty;

e) the sale of oil products or byproducts, supply of fuels of any type, and it can provide services of technical assistance, service and repair shops, washing, lubrication, sale of accessories and other similar services, of any vehicle in general;

f) the sale of products, veterinary drugs and medicines in general; veterinary office, clinic and hospital and “pet shop” with bathing and grooming services

g) the lease of any recorded media;

h) the provision of services of photography, cinema studios and the like;

i) the practice and management of real estate property transactions, purchasing, promoting land subdivisions and development, leasing and selling real estate properties of its own or third parties’ real properties;

j) act in the capacity of distributor, agent and representative of business and industry established inside the country or abroad and in such capacity, on the account of the consignors or on its own account purchase, retain, possess and conduct any operations or transactions of its own interest or of the consignors’ interests;

k) the provision of services of data processing;

l) the exploration of buildings and construction in all of their modalities, on its own behalf or on behalf of third parties, the purchase and sale of materials for construction and the installation and maintenance of air conditioning systems, skip hoist and freight lifts;

m) the application of household cleaning products;

n) the municipal, state and interstate road transportation of cargo in general for its own and third parties’ products, and including store them, deposit them and carry out their loading and unloading, arrangement and safekeeping of its own and third parties’ goods of any type, as well as subcontract the services provided for under this letter;

o) the exploration of communication services, publicity in general and advertising, including of bars, cafeterias and restaurants, and it can extend them to other line of business consistent therewith or related thereto, subject to the legal restrictions;

p) the purchase, sale and distribution of books, magazines, newspapers, periodicals and the like;

q) the performance of market studies, analyses, planning and surveys;

r) the performance of tests to launch new products, packaging and brands

s) the preparation of strategies and analyses of the behavior of sales, special promotions and advertising sector;

t) the provision of services of management of food voucher, meal voucher, drugstore, fuel, public transportation voucher and other cards deriving from the activities related to its corporate purpose;

u) the lease and sublease of its own or third parties’ movable property;

v) the provision of services in the management area;

w) the representations of other national and foreign companies and the equity interest as partner, or   shareholder, in the capital of other companies, whichever their form or purpose are, and in business undertakings of any nature;

x) the agency, brokerage or intermediation of securities and tickets;

y) the provision of services related to collections, receipts or payments in general, of securities, bills or booklets, of foreign Exchange, of taxes and on third parties account, including those made by electronic means, automatically or by ATM machines; provision of status of collection, receipt or payment; issue of booklets, bank payment clearance slips, printed materials and documents in general;

z) provision of services of parking lot, stay and storage of vehicles; and

aa) importation of beverages, wines and vinegars.”

Paragraph two - The Company can provide guarantees or suretyships in business of its interests, and those for mere accommodation shall be forbidden.” and

5.9             approve the restatement of the Articles of Incorporation.

6                 CLARIFICATIONS: It was authorized the drawing up of these minutes as summary, according to article. 130, paragraph 1, of Law Nº 6.404/76.

7.         CLOSING, DRAWING UP, APPROVAL AND SIGNATURE OF THE MINUTES: With nothing else to be discussed, these minutes were drawn up, read, approved and signed by all the attendees. Signatures - Board: Chairman – Luiz Elisio Castello Branco de Melo; Secretary – Leandro Ricci; Shareholder: Companhia Brasileira de Distribuição. Officers elected: Belmiro de Figueiredo Gomes, José Marcelo dos Santos, Wlamir dos Anjos, Anderson Barres Castilho, Luiz Elisio Castello Branco de Melo, and Antonio Sérgio Salvador dos Santos.

São João do Meriti, March 1, 2016.

I certify that this is a true copy of the minutes entered in the minutes register.

Leandro Ricci Secretary:

EXHIBIT TO THE MINUTES OF THE EXTRAORDINARY SHAREHOLDERS' MEETING

HELD ON MARCH 01, 2016

ARTICLES OF INCORPORATION OF SENDAS DISTRIBUIDORA S.A.

CHAPTER I

CORPORATE NAME, MAIN PLACE OF BUSINESS, CORPORATE PURPOSE AND TERM

Article 1 – Sendas Distribuidora S/A is a company for shares, headquartered in the city of São João de Meriti, State of Rio de Janeiro, at Rua João Antonio Sendas, Nº 286, José Bonifácio, which is governed by the present Articles of Incorporation and by the applicable law.

Sole paragraph - The Company may, upon resolution of the Board of Executive Officers, open, transfer, or close branches, agencies, offices and any other establishments in any part of the Brazilian territory and abroad.

Article 2 - The corporate purpose of the Company is the sale of manufactured, semi-manufactured or “in natura”, domestic and foreign products, any type or kind, nature or quality, provided that it is not prohibited by law.

Paragraph one - The Company may also practice the following activities:

a) the manufacturing, processing, handling, transformation, exportation, importation and representation of food or non-food products, on its own account or of third parties’

b) the international trade, including of coffee;

c) the importation, distribution and sale of cosmetic and hygiene products, toiletries, perfumery, sanitary and household cleaning products and food supplements;

d) the sale in general of drugs and medicines, pharmaceutical and homeopathic products; chemicals, accessories, dental articles, surgical instruments and apparatus; the manufacture of chemicals and pharmaceuticals, and it can be specialized as Drugstore or Allopathic Pharmacy, Drugstore or Homeopathic Pharmacy or Manipulation Pharmacy of each specialty;

e) the sale of oil products or byproducts, supply of fuels of any type, and it can provide services of technical assistance, service and repair shops, washing, lubrication, sale of accessories and other similar services, of any vehicle in general;

f) the sale of products, veterinary drugs and medicines in general; veterinary office, clinic and hospital and “pet shop” with bathing and grooming services

g) the lease of any recorded media;

h) the provision of services of photography, cinema studios and the like;

i) the practice and management of real estate property transactions, purchasing, promoting land subdivisions and development, leasing and selling real estate properties of its own or third parties’ real properties;

j) act in the capacity of distributor, agent and representative of business and industry established inside the country or abroad and in such capacity, on the account of the consignors or on its own account purchase, retain, possess and conduct any operations or transactions of its own interest or of the consignors’ interests;

k) the provision of services of data processing;

l) the exploration of buildings and construction in all of their modalities, on its own behalf or on behalf of third parties, the purchase and sale of materials for construction and the installation and maintenance of air conditioning systems, skip hoist and freight lifts;

m) the application of household cleaning products;

n) the municipal, state and interstate road transportation of cargo in general for its own and third parties’ products, and including store them, deposit them and carry out their loading and unloading, arrangement and safekeeping of its own and third parties’ goods of any type, as well as subcontract the services provided for under this letter;

o) the exploration of communication services, publicity in general and advertising, including of bars, cafeterias and restaurants, and it can extend them to other line of business consistent therewith or related thereto, subject to the legal restrictions;

p) the purchase, sale and distribution of books, magazines, newspapers, periodicals and the like;

q) the performance of market studies, analyses, planning and surveys;

r) the performance of tests to launch new products, packaging and brands

s) the preparation of strategies and analyses of the behavior of sales, special promotions and advertising sector;

t) the provision of services of management of food voucher, meal voucher, drugstore, fuel, public transportation voucher and other cards deriving from the activities related to its corporate purpose;

u) the lease and sublease of its own or third parties’ movable property;

v) the provision of services in the management area;

w) the representations of other national and foreign companies and the equity interest as partner, or   shareholder, in the capital of other companies, whichever their form or purpose are, and in business undertakings of any nature;

x) the agency, brokerage or intermediation of securities and tickets;

y) the provision of services related to collections, receipts or payments in general, of securities, bills or booklets, of foreign exchange, of taxes and on third parties account, including those made by electronic means, automatically or by ATM machines; provision of status of collection, receipt or payment; issue of booklets, bank payment clearance slips, printed materials and documents in general;

z) provision of services of parking lot, stay and storage of vehicles; and

aa) importation of beverages, wines and vinegars.

Paragraph two- The Company may provide pledges or guarantees in business of its interest, except the ones as mere favor.

Article 3 - The Company shall have an undetermined duration.

CHAPTER II

CAPITAL STOCK AND SHARES

Article 4 – The Company´s capital is of R$1,935,172,983.00 (one billion, nine hundred and thirty five million, one hundred and seventy two thousand, nine hundred and eighty three Reais), divided into 1,177,287,046 (one billion, one hundred and seventy seven million, two hundred and eighty seven thousand and  forty six) common shares, registered with no par value.

Paragraph one – The shares are indivisible in relation to the Company and each common share grant to its owner one vote at the General Meetings.

Paragraph two – The preferred shares, shall not entitle to vote at the General Meeting, shall be entitled solely to priority in the reimbursement of the capital and shall be convertible into common shares issued by the Company.

Paragraph three – The shareholders shall have the preemptive right, at the proportion of their respective equity interests, to subscribe for the capital increases of the Company, and the exercise of such right shall be governed by the legislation applicable thereto.

CHAPTER III

GENERAL MEETING

Article 5 – The General Meeting meets:

(a)                       ordinarily, within the four months following the end of the fiscal year, to:

(i)                                take the management's accounts, examine, discuss and vote on the financial statements;

(ii)                               resolve on the allocation of the net profit of the year, if any, and, when the case may be, the distribution of dividends;

(iii)                              elect or remove the members of the Fiscal Council, where applicable; and

(iv)                             set the annual compensation of the managers; and

(b)                       extraordinarily, whenever the Company's interests so advise or when requested by the shareholders.

Article 6 – The General Meeting shall be called, opened and chaired by the Chief Executive Officer or, in his/her absence by whom such Officer appoints.

Sole paragraph – The chairman of the General Meeting shall choose the secretary.

CHAPTER IV

MANAGEMENT

Article 7 – The Company´s management is incumbent upon the Board of Executive Officers.

Paragraph One -The term of office of the Executive Officers is 2 (two) years, reelection being allowed.

Paragraph two – The officers shall take office upon signature of the declarations of acceptance of office on the Book of Minutes of the Board of Executive Officers’ Meetings.

Paragraph three – The term of management of the officers shall extend until investiture in office of the respective successors.

Paragraph four – Minutes of the meetings of the Board of Executive Officers shall be drawn up, which shall be filed at the Public Registry of Business Companies and published whenever they contain resolutions intended to produce effects to third parties.

Article 8 - The Board of Executive Officers is composed of. at least, three (3) and, at the maximum, eight (8) officers, shareholders or not, resident in the country, elected and removed by the General Meeting, being (i) up to six (6) Officers A, among which 1 Officer- Chief Executive Officer and 1 Chief Financial Officer and three (3) Officers with no specific designation; and (ii) up to two (2) Officers B, both with no specific designation.

Article 9 – In addition to the duties and responsibilities that may be incumbent upon the General Meeting, it shall be for the Board of Executive Officers, without prejudice to other legal attributions:

(a)                       manage the corporate business and cause these Articles of Incorporation to be abide by;

(b)                       cause the corporate purpose to be fulfilled;

(c)                       approve the plans, programs, and general rules of operation, management and control in the interest of the development of the Company;

(d)                       prepare and submit the General Shareholders Meeting report on the corporate business activities, supported by the Balance Sheet and Financial Statements legally required in each year, as well as the respective opinions by the Fiscal Council, when the case may be;

(e)                       resolve about opening, changing or closing branches of the Company; e

(f)                        manage all the Company´s activities, applying thereto the guidelines set out by the General Meeting and adequate for the accomplishment of their purposes.

Article 10 - The Chief Executive Officer shall have the following functions:

(a)                       coordinate, direct and manage the Company´s activities, subject to compliance with the guidelines and purposes set out by the a General Meeting, exercising the executive and decision-making functions;

(b)                       coordinate and guide the activities of the other officers;

(c)                       establish the individual powers and duties of the officers and of the members of the first rank of employees, and to that end, it can prepare the Bylaws and submit them to the resolution of the General Meeting;

(d)                       convene and chair the meetings of the Board of Executive Officers;

(e)                       coordinate and conduct the process of approval, by the General Meeting, of the Annual Investment Program.

Article 11 – In cases of preclusion or temporary work leave of any officer, including the Chief Executive Officer, the latter shall appoint, among the officers, the substitute. In cases of vacancy of the position of officer:

(a)                       if the vacant position is that of Chief Executive Officer, the General Meeting shall be immediately called to elect a substitute, who shall serve the substituted officer’s remaining term, and in such case the period referred to in paragraph one of Article 9 shall be reduced to forty eight (48) hours.

(b)                       If the vacant position is of any other officer, it shall be for the Chief Executive Officer to appoint, among the officers, the one who will provisionally hold the position until the General Meeting elects a substitute, who will serve the substituted officer’s remaining term.

Article 12 – The Board of Executive Officers shall meet upon call by the Chief Executive Officer to resolve about the matter he/she considers should be submitted to the Board of Executive Officers.

Sole paragraph – The Board of Executive Officers meets with the attendance of the majority of its members and resolves by the majority of the attendees, and the Chief Executive Officer shall exercise the casting vote.

Article 13 – The Company is represented, actively and passively by two (2) Officers, jointly, and one of them shall be always an Officer A.

Paragraph one – Subject to the provisions set forth in the “caput” of this Article, the Officers shall represent the Company actively and passively, in court and out of court and towards third parties, practicing and signing all the acts that bind the Company.

Paragraph two – In the acts of appointment of attorneys-in-fact, the Company shall be represented according to the “caput” of this Article, or by the Chief Executive Officer, jointly and with an attorney-in-fact appointed particularly to that end, and the powers of attorney shall contain the period of validity, except for those for judicial purposes, in addition to the description of the powers granted, which can cover any and all act, including those of banking nature.

Paragraph three – The Company considers itself as being represented when represented: (i) jointly by two Officers A, subject to the paragraph 2 above; (ii) jointly by one Officer A and one Officer B; (iii) jointly by one Officer A and one attorney-in-fact, when  so designated in such power of attorney and according to the extension of the powers contained therein; (iv) jointly by two attorneys-in-law, when so designated in such power of attorney and according to the extension of the powers contained therein; or (v) individually, in special cases, by one attorney-in-fact when so designated in such power of attorney and according to the extension of the powers contained therein, or by one officer provided that formally authorized by resolution of the Board of Executive Officers

CHAPTER V

FISCAL COUNCIL

Article 14 – The Fiscal Council, which shall not operate permanently, shall have when established, at least three and at most five sitting members and the same number of alternates.

Article 15 - The compensation of the Fiscal Council's members shall be established by the General Meeting that elects them.

CHAPTER VI

FISCAL YEAR AND FINANCIAL STATEMENTS

Article 16 – The fiscal year end on December 31 of each year, when the balance sheet is calculated and the financial statements are prepared.

Article 17 – The Company may, upon proposal of the Board of Executive Officers:

(a)                       Prepare balance sheets in periods shorter than one (01) year and, based on them, distribute dividends, subject to the legal limit; and

(b)                       declare intermediate dividends based on accrued profits or existing profit reserves in the most recent annual or semi-annual balance sheets.

CHAPTER VII

PROFIT ALLOCATION

Article 18 – Of the net profit of the year, five percent (5%) shall be allocated to the establishment of a Legal Reserve, whose total shall not exceed twenty percent (20%) of the capital stock.

Article 19 – The shareholders are entitled to receive a minimum annual mandatory dividend equal to one percent (1%) of the net profit of each fiscal year, adjusted according to the law, offsetting against such dividends the interest on shareholders’ equity and the dividends referred to under letter (a) of Article 17 distributed in the period. All the shares of the Company, common and preferred shares, shall participate on same conditions in the distribution of dividends or payment of interest on shareholders’ equity.

Sole paragraph - The dividends not claimed within three (3) years as of the date when they become available to the shareholders, shall prescribe in favor of the Company.

CHAPTER VIII

LIQUIDATION

Article 20 – The Company is in liquidation in the legal cases, and the General Meeting shall establish the manner of liquidation, elect the liquidator and the Fiscal Council that will work during the liquidation, determining them the remuneration.

CHAPTER IX

OBSERVING THE SHAREHOLDERS´ AGREEMENTS

Article 21 – The Company, its General Meeting and its administrators must comply with the provisions contained in the shareholders´ agreements filed at the headquarters, and it shall be void and null all the acts practiced or the votes cast in disagreement with the provisions set forth in such agreements.

CHAPTER X

ARBITRATION

Article 22 – Disputes between the shareholders and the Company or between the shareholders shall be resolved by arbitration. The arbitration shall be managed by the Chamber of Conciliation and Arbitration of Fundação Getúlio Vargas - FGV according to its regulation. The competent jurisdiction of the arbitration will be the City of Rio de Janeiro, State of Rio de Janeiro.

Article 23 – For preventive injunctions before the arbitration is established, or for the enforcement of the arbitration award, the competent venue will be the City of Rio de Janeiro, State of Rio de Janeiro.

CHAPTER XI

FINAL PROVISIONS

Article 24 – The matters on which these articles are silent shall be settled in compliance with the legislation in force and effect.

Article 25 – These Articles of Incorporation shall become effective on the date of their approval at the General Meeting.

EXHIBIT 3.3(II) TO MANAGEMENT PROPOSAL

INFORMATION ON APPRAISERS
(as set forth in Annex 21 of CVM Instruction 481)

1             Refer to the appraisers recommended by management

The Company’s management recommends the approval of the contracting of MAGALHÃES ANDRADE S/S AUDITORES INDEPENDENTES, audit and advisory company registered with the Regional Accounting Council of the State of São Paulo, under nº 2SP000233/0-3, and enrolled with CNPJ/MF under nº 62.657.242/0001-00, headquartered at Avenida Brigadeiro Faria Lima, 1893, 6º andar, conjuntos 61 e 62, Jardim Paulistano, CEP 01451-001, in the City of São Paulo, State of São Paulo, which prepared the Appraisal Report.

2             Describe the qualification of the recommended appraiser

The recommended appraiser has renowned experience in the preparation of the Partial Spin-off Appraisal Report, as disclosed in the appraiser’s website (www.magalhaesandrade.com.br).

3             Provide a copy of the work proposal and recommended appraiser’s compensation

The recommended appraiser’s compensation for the preparation of the Appraisal Report shall amount to R$ 65,000.00 (sixty-five thousand reais), according to the work Proposal presented to the Company’s management and available to the Shareholders’ consultation at the Company’s head office.

4             Describe any relevant relationship over the last 3 (three) years between the recommended appraiser and the Company’s related parties, as set forth in the applicable accounting rules

The work performed by Magalhães Andrade over the last 3 (three) years is described in Exhibit 3.3(4) hereto.

EXHIBIT 3.3(IV) TO MANAGEMENT PROPOSAL

WORK PERFORMED BY MAGALHÃES ANDRADE
(as set forth in Annex 21 of CVM Instruction 481)

Client	Year	Description
Companhia Brasileira de Distribuição	2013	Evaluation of the market value of the shares for capital contribution in Wilkes Participações S.A.
Ponto Frio Administração e Importação de Bens Ltda.	2014	Evaluation of the shareholders’ equity for purposes of merger into Via Varejo S.A.
Rio Expresso Comércio Atacadista de Eletrodomésticos Ltda.	2014	Evaluation of the shareholders’ equity for purposes of merger into Via Varejo S.A.
Novasoc Comercial Ltda.	2014	Independent calculation of the sales operations of store 1329, for purposes of rent agreement.
Companhia Brasileira de Distribuição	2014	Evaluation of the shareholders’ equity of several investees for purposes of merger.
Barcelona Comércio Atacadista S.A.	2014	Evaluation of the carrying amount of the balance with the associated company.
Xantocarpa Participações Ltda.	2015	Evaluation of the shareholders’ equity for purposes of merger into Barcelona Comércio Atacadista e Varejista S.A.
Sudaco Participações Ltda.	2015	Evaluation of the carrying amount for purposes of merger.
Pumpido Participações Ltda.	2015	Evaluation of the carrying amount for purposes of merger.
Wilkes Participações S.A.	2015	Evaluation of the carrying amount for purposes of Partial Spin-off.
Companhia Brasileira de Distribuição	2015	Evaluation of the market value of the shares for capital contribution in Wilkes Participações S.A.
Companhia Brasileira de Distribuição	2015	Evaluation of the shareholders’ equity for purposes of total spin-off of Nova Pontocom, with the merger of the Spun-off Net Assets into Companhia Brasileira de Distribuição and other companies.
Companhia Brasileira de Distribuição	2015	Evaluation of the shareholders’ equity relating to the merger of Sé Supermercados Ltda. into Companhia Brasileira de Distribuição.
Barcelona Comércio Varejista e Atacadista S.A.	2016	Evaluation of the carrying amount for purposes of merger into Sendas Distribuidora S.A.
Sendas Distribuidora S.A.	2016	Evaluation of the carrying amount of the net assets for purposes of Partial Spin-off with the merger of the Spun-off Net Assets into Companhia Brasileira de Distribuição.

PROPOSAL FOR AMENDMENT TO THE BYLAWS

(ART. 11 OF ICVM 481/2009)

The management of Companhia Brasileira de Distribuição (“Company”) hereby respectfully submits to the consideration of your shareholders reunited at the Extraordinary and Annual Shareholders’ Meeting to be held on April 27, 2016, at 10am, at the Company’s headquarter located at Avenida Brigadeiro Luís Antonio, No. 3.142, in this Capital, proposal for amendment to the Company’s Bylaws.

In compliance with the provisions set forth in article 11 of the Instruction of the Exchange and Securities Commission (“CVM”) No. 481/2009, the management attaches to this proposal the following documents: (a) Exhibit I - copy of the Bylaws containing the proposed amendments highlighted; (b) Exhibit II – report detailing the origin and justification of the proposed amendments and analyzing its legal and economic effects, and (iii) Exhibit III – Comparison Table.

This is the proposal we have to present.

São Paulo, March 28, 2016.

THE MANAGEMENT

EXHIBIT I TO THE PROPOSAL FOR AMENDMENT TO THE BYLAWS

Copy of the Bylaws containing the proposed amendments highlighted, according to article 11, subsection I, of ICVM 481/2009.

“COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

CNPJ/MF (Corporate Taxpayers’ Registry with the Treasury Department) No. 47.508.411/0001-56

NIRE (Company Registration with the State Registry of Commerce) No. 35.300.089.901

Authorized-Capital Publicly-Held Company

CHAPTER I - NAME, HEAD OFFICE, PURPOSE AND DURATION

ARTICLE 1 - COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (“Company”) is a publicly held company with head offices and jurisdiction at Av. Brigadeiro Luís Antonio, 3142, in the City of São Paulo, Federative Republic of Brazil, hereinafter governed by these Bylaws, by Law 6404 dated December 15th, 1976, as amended, and other applicable legal provisions.

Sole Paragraph – Upon the Company’s admission to the special listing segment named Level 1 of Corporate Governance of the BM&FBOVESPA S.A. – the BM&F BOVESPA Commodities and Futures Exchange (“BM&FBOVESPA”), the Company, its shareholders, Managers and members of the Fiscal Council, when installed, subject themselves to the provisions of the Level 1 Listing Rules on Corporate Governance issued by BM&FBOVESPA (“Level 1 Rules”).

ARTICLE 2 - The corporate purpose of the Company is the sale of manufactured, semi- manufactured or raw products, both Brazilian and foreign, of any type or species, nature or quality, provided that the sale of such products is not prohibited by law.

First Paragraph - The Company may also engage in the following activities:

(a)           manufacture, processing, handling, transformation, exportation, importation and representation of food or non-food products either on its own or through third parties;

(b)          international trade, including that involving coffee;

(c)          importation, distribution and sale of cosmetic products for hygienic or make-up purposes, toiletries, sanitary and related products and food supplements;

(d)          sale of drugs and medicines, pharmaceutical and homeopathic specialties, chemical products, accessories, dental care equipment, tools and equipment for surgery, production of chemical products and pharmaceutical specialties, with the possibility that such activities of the Company are specialized as Drugstore, Allopathic Drugstore, Homeopathic Drugstore or Manipulation Drugstore of each specialty;

(e)          sale of oil products, filling up of fuels of any kind, rendering of technical assistance services, garage, repair, washing, lubrication, sale of accessories and other similar services, of any vehicles;

(f)           sale of products, drugs and general veterinary medicines; veterinary consultation, clinic and hospital and pet shop with bath and shearing service;

(g)          rental of any recorded media;

(h)          provision of photo, film and similar studio services;

(i)            execution and administration of real estate transactions, purchasing, promoting subdivisions and incorporations, leasing and selling real estate properties on the Company’s own behalf as well as for third parties;

(j)            acting as distributor, agent and representative of merchants and industrial concerns established in Brazil or abroad and, in such capacity, for consignors or on its own behalf acquiring, retaining, possessing and carrying out any operations and transactions in its own interests or on behalf of such consignors;

(k)          provision of data processing services;

(l)            building and construction services of all kinds, either on its own behalf or for third parties, purchase and sale of construction materials and installation and maintenance of air conditioning systems, cargo loaders and freight elevators;

(m)         use of sanitary products and related products;

(n)          general municipal, state and interstate ground freight transportation for its own products and those of third parties, including warehousing, depositing, loading, unloading, packaging and guarding any such products, and subcontracting the services contemplated in this item;

(o)          communication services, general advertising and marketing, including for bars, cafes and restaurants, which may extend to other compatible or connected areas, subject to any legal restrictions;

(p)          purchase, sale and distribution of books, magazines, newspapers, periodicals and similar products;

(q)          performance of studies, analysis, planning and markets research;

(r)           performance of market test for the launching of new products, packing and labels;

(s)           creation of strategies and analysis of “sales behavior in specific sectors”, of special promotions and advertising;

(t)            provision of management services of food, meal, drugstore, fuel and transportation vouchers/cards and other cards resulting from the activities related to its corporate purpose; and

(u)          lease and sublease of its own or third-party furnishings;

(v)          provision of management services;

(w)         representation of other companies, both Brazilian and foreign, and participation as a partner or shareholder in the capital stock of other companies irrespective of their form or object of same, and in commercial enterprises of any nature;

(x)          Agency, brokerage or intermediation of coupons and tickets;

(y)          Services related to billing, receipts or payments, of coupons, bills or booklets, rates, taxes and for third parties, including those made by electronic means or by automatic teller machines; supply of charging position, receipt or payment; issuing of booklets,  forms of compensation, printed and documents in general; and

(z)           Provision of services in connection with parking lot, stay and the safeguard of vehicles; and

(aa)        The Importation of beverages, wines and vinegars.

Paragraph 2 – The Company can provide guarantees or suretyships in business of its interest, and those for mere accommodations shall be forbidden.

ARTICLE 3 – the term and duration of the Company shall be undetermined.

CHAPTER II

CAPITAL STOCK AND SHARES

ARTICLE 4 - The Company’s capital stock is six billion, eight hundred and six million, four hundred and seventy four thousand, nine hundred and thirty six reais and ninety five cents (R$ 6,806,474,936.95), fully paid-up and divided into two hundred and sixty five million, seven hundred and eleven thousand, nine hundred and seventy (265,711,970) shares without par value, ninety nine million, six hundred and seventy nine thousand, eight hundred and fifty one (99,679,851) of which being common shares and one hundred and sixty six million, thirty two thousand, one hundred and nineteen (166.032.119) being preferred shares.

First Paragraph - The shares of capital stock are indivisible in relation to the Company and each common shares entitles its holder to one vote at the General Shareholders' Meetings.

Second Paragraph - The shares shall be recorded in book-entry systems and be kept in deposit accounts on behalf of their holders with the authorized financial institution designated by the Company, without issuance of share certificates.

Third Paragraph – Shareholders can, at any time, convert common shares into preferred shares, since they are paid-up and observing the limit of article 5 below. Conversion requests should be sent in writing to the Executive Board. Conversion requests received by the Executive Board should be ratified on the first Board of Directors’ meeting, since the conditions above are complied with.

Fourth Paragraph – The cost of the service of transferring the ownership of the book-entry shares charged by the depositary financial institution may be passed on to the shareholder, pursuant to the third paragraph of Article 35 of Law No. 6,404 dated 12/15/76, subject to the maximum limits established by the Brazilian Securities Exchange Commission ("Comissão de Valores Mobiliários", or “CVM”).

ARTICLE 5 - The Company is entitled to issue new shares without maintaining proportion between types and/or classes of the existing shares, provided that the number of preferred shares shall not exceed the limit of two thirds (2/3) of the total issued shares.

First Paragraph - The preferred shares shall be entitled to the following privileges and preferences:

(a)           priority in the reimbursement of capital, in an amount calculated by dividing the Capital Stock by the number of outstanding shares, without premium, in the event of liquidation of the Company;

(b)          priority in the receipt of a minimum annual dividend in the amount of eight cents of Real (R$ 0.08) per one (1) preferred share, on a non-cumulative basis;

(c)           participation under equal conditions as the common shares in the distribution of bonus shares resulting from capitalization of reserves or retained earnings; and

(d)          participation in the receipt of dividend as set forth in Article 36, IV, item "c" of these Bylaws, which shall be distributed for the common and preferred shares so as to for each preferred share shall be ascribed a dividend ten percent (10%) higher than the dividend assigned to each common share, pursuant to the provisions of Article 17, first paragraph, of Law No. 6,404/76, as amended by Law No. 10,303/01, including, for purposes of such calculation, in the sum of the total amount of dividends paid to the preferred shares, the amount paid as minimum dividend set forth in item "b" of this First Paragraph.

Second Paragraph - The preferred shares shall have no voting rights.

Third Paragraph - The preferred shares shall acquire voting rights in the event that the Company fails to pay the minimum or fixed dividends to which they are entitled according to these Bylaws for a period of three (3) consecutive fiscal years, according to the provisions of first paragraph of Article 111 of Law No. 6,404/76. These voting rights will cease upon the payment of such minimum or fixed dividends.

ARTICLE 6 - The Company is authorized to increase its Capital Stock by resolution of the Board of Directors without the need to amendment the Company bylaws, up to the limit of four hundred million (400,000,000) shares, through issuance of new common or preferred shares, with due regard to the limit established in article 5 above.

First Paragraph - The limit of the Company’s authorized capital shall only be modified by decision of a General Shareholders Meeting.

Second Paragraph - Within the limit of the authorized capital and in accordance with the plan approved by the General Shareholders Meeting, the Company may grant stock options to the members of its management bodies or employees, or to individuals providing services to the Company.

ARTICLE 7 - The issuance of shares, subscription bonuses or debentures convertible into shares, may be approved by the Board of Directors, with the exclusion or reduction of the term for the exercise of preemptive rights, as provided in Article 172 of Law No. 6,404/76.

Sole Paragraph - Except for the provision set out in the heading of this article, the shareholders shall be entitled to preemptive rights, in proportion to their respective equity interests, in the subscription of any Company’s capital increases, with the exercise of such right being governed by the legislation applicable thereto.

CHAPTER III

GENERAL SHAREHOLDERS’ MEETING

ARTICLE 8 -The General Meeting is the meeting of the shareholders, which shareholders may attend in person or appoint and constitute their representatives under the provisions of the Law, in order to resolve on matters of the interest of the Company

ARTICLE 9 – The General Shareholders' Meeting shall be called, incepted and chaired by the Board of Directors Chairman, in his absence, by the Board of Directors Vice-Chairman or, in his absence, by an Officer appointed by the Board of Directors Chairman and shall have the following attributions:

(I)           the amendment to the Company's Bylaws;

(II)          the appointment and removal of members of the Company's Board of Directors at any time;

(III)         the appointment and removal of the Chairman and the Vice-Chairman of the Company's Board of Directors;

(IV)        the approval, annually, of the accounts and financial statements of the Company´s management, prepared by them;

(V)         the approval of any issuance of common or preferred shares up to the limit of the authorized capital, as provided in Article 6 above and any bonuses, debentures convertible into its shares or with secured guarantee or securities or other rights or interests which are convertible or exchangeable into or exercisable for its shares, or any other options, warrants, rights, contracts or commitments of any character pursuant to which the Company is or may be bound to issue, transfer, sell, repurchase or otherwise acquire any shares and the terms and conditions of subscription and payment;

(VI)        the approval of any appraisals of assets, which the shareholders may contribute for the formation of the Company's capital;

(VII)       the approval of any proposal for change the corporate form, amalgamation, merger (including absorption of shares), spin-off or split of the Company, or any other form of restructuring of the Company;

(VIII)     the approval of any proposal for dissolution or liquidation of the Company, appointing or replacement of its liquidator(s);

(IX)        the approval of the accounts of the liquidator(s);

(X)         the establishment of the global annual compensation of the members of any management body of the Company, including fringe benefits;

(XI)        the approval or the amendment of the annual operating plan; and

(XII)       the approval of any delisting of shares of the Company for trading on stock exchanges.

ARTICLE 10 - Any resolution of the General Shareholders’ Meeting shall be taken by the approval of shareholders representing at least the absolute majority of the present shareholders entitled to vote, except if qualified quorum is required by law.

ARTICLE 11 – The Annual Shareholders’ Meeting shall have the attributions set forth in the law and shall take place during the first four months following the end of each fiscal year.

Sole Paragraph - Whenever necessary, the General Shareholders’ Meeting may be installed extraordinarily, and may be carried out subsequently with the Annual Shareholders’ Meeting.

CHAPTER IV

MANAGEMENT

ARTICLE 12 - The Company shall be managed by a Board of Directors and an Executive Board.

First Paragraph - The term of office of the members of the Board of Directors and the Executive Board shall be up to two (2) years, reelection being permitted.

Second Paragraph - The Directors and the Executive Board shall take office by signing their oaths in the Minutes Book of the Board of Directors or of the Executive Board, as the case may be. The investiture of the members of the Board of Directors and the Board shall be conditioned on prior execution of the Statement of Consent of the Managers under the terms of the provision in the Level 1 Rules, as well as compliance with the applicable legal requirements.

Third Paragraph - The term of office of the Directors and Executive Officers shall be extended until their respective successors take office.

Fourth Paragraph - The minutes of the meetings of the Board of Directors and of the Executive Board shall be record in the proper book, which shall be signed by the present Directors and Executive Officers, as the case may be.

Section I

Board of Directors

ARTICLE 13-The Board of Directors shall consist of at least three (3) and no more than twelve (12) members, elected and removed by the General Shareholders' Meeting.

Sole Paragraph - In the event of permanent vacancy of a Director´s office, the Board of Directors shall elect a substitute to fulfill such position permanently, until the end of the relevant term in office. In the event of simultaneous vacancy of the majority of the positions, General Shareholders’ Meeting shall be called in order to proceed with a new election.

ARTICLE 14 - The Board of Directors shall have a Chairman and a Vice-Chairman, both appointed by the Shareholders' Meeting.

First Paragraph – The positions of Chairman of the Board of Director and of President-Director or Chief Executive Officer of the Company cannot be accumulated by one and the same person.

Second Paragraph - In the event of absence or impediment of the Chairman of the Board of Directors, he shall be replaced by the Vice-Chairman of the Board of Directors. In the event of vacancy of the Chairman position, the Vice-Chairman shall automatically take such position and call a Shareholders’ Meeting within fifteen (15) days from the date of said vacancy, for the appointment of a new Chairman of the Board of Directors on a permanent basis, until the end of the relevant term of office.

ARTICLE 15 - The Board of Directors shall ordinarily meet at least six times every year, to review the financial and other results of the Company and to review and follow-up of the annual operating plan, and shall extraordinarily meet whenever necessary.

First Paragraph - The Chairman shall call the meetings of the Board of Directors, by his or her initiative or at the written request of any Director.

Second Paragraph – The calls for the meetings of the Board of Directors shall be made by electronic means, facsimile or letter, with at least seven (7) days in advance, including the agenda of the meeting and specifying the place and date to be held on first call and, as the case may be, on second call. Any proposal of resolutions and all necessary documentation related thereto shall be at the Board of Directors disposal. The meetings shall be held regardless the respective call notice in case of attendance of all Directors in office at such time, or by the prior written consent of the absents Directors.

Third Paragraph – The presence of at least half of the Board of Directors members shall be required for the installation of a meeting of the Board of Directors on first call, and the presence of any number of the members of the Board of Directors shall be required for the installation of a meeting on second call. For purposes of the quorum required in this Paragraph, it shall include the members represented as authorized by these Bylaws.

ARTICLE 16 - The Board of Directors meetings shall be presided by its Chairman, or in his absence, he shall be replaced by the Vice-Chairman of the Board of Directors.

First Paragraph – The resolutions of the Board of Directors shall be taken by majority of votes cast by its members. Board members may partake of the meetings of the Board of Directors through e-conferencing, through video-conferencing or through any other means of electronic communications allowing the identification of the director and simultaneous communication with all the other ones attending the meeting. In this case, directors will be considered as present to the meeting and shall execute the corresponding minutes of such meeting afterwards.

Second Paragraph – In case of absence or temporary impediment of any member of the Board of Directors, the absent member may appoint, in writing, from among the other members of the Board of Directors, his or her substitute. In this case, the member who is replacing the temporarily absent or impeded member, in addition to his own vote, shall cast the vote of the replaced member.

ARTICLE 17 - The Board of Directors shall approve its Internal Regulations and appoint an Executive Secretary, who shall perform the duties defined in the Internal Regulations, as well as issue certificates and confirm, to third parties, the authenticity of resolutions taken by the Board of Directors.

ARTICLE 18 - In addition to the powers provided for in the applicable law, the Board of Directors shall have the powers to:

(a)          set forth the general guidelines of the Company's business;

(b)          appoint and remove the Executive Officers of the Company, establishing their duties and titles;

(c)          supervise action of the Executive Officers of the Company, examine, at any time, the records and books of the Company, request information on agreements executed or to be executed and on any other acts or matters;

(d)          call the General Shareholders' Meeting;

(e)          issue an opinion on the report of the management, the accounts of the Executive Board and the financial statements of the Company;

(f)           approve the issuance of shares of any type or class up to the limit of the authorized capital and establish the respective price and payment conditions;

(g)          appoint and remove the independent public accountants, observed the Audit Committee’s recommendation;

(h)          issue an opinion on any and all proposals of the Executive Board to be submitted to the General Shareholders’ Meetings;

(i)            authorize the acquisition of shares of the Company for purposes of cancellation or maintenance in treasury;

(j)            develop, jointly with the Executive Board, and approve a profit sharing and additional benefits program for the members of the management bodies and for the employees of the Company (Profit Sharing Program);

(k)          define the share of Company's profits to be allocated to the Profit Sharing Program in due compliance with the applicable legal provisions, these Bylaws and the Profit Sharing Program in effect at such time. The amounts expensed or accrued in each fiscal year by way of profit sharing in addition to granting option to purchase Company’s stock shall be limited up to fifteen per cent (15%) of the profit recorded in each fiscal year after the pertinent deductions have been effected in accordance with Article 189 of Law No. 6404/76;

(l)            set forth the number of shares to be issued under the stock option plan previously approved by the General Shareholders Meeting, provided that the limit established in item "l" above is duly observed;

(m)        set up Committees, that shall be responsible for making proposals or recommendations and giving their opinions to the Board of Directors and set forth its respective attributions, in accordance with the provisions of these Bylaws ;

(n)          approve the acquisition, sale, disposal or creation of any lien on any asset, including any real estate, of the Company or any other investments made by the Company in an individual amount or cumulated over a fiscal year in excess of the amount in Reais equivalent to twenty million U.S. Dollars (US$20,000,000.00) or in excess of an amount equal to one percent (1%) of the net worth of the Company as determined in its latest annual balance sheet or quarterly financial statements, whichever is greater;

(o)          approve any financial arrangement involving the Company, including the lending or borrowing of funds and the issuance of non-convertible and unsecured debentures, in excess of an individual amount equivalent to one half (0.5) of EBITDA of the preceding twelve (12) months; and

(p)          approve the joint venture of the Company with third parties involving an individual investment or cumulated over a fiscal year. in excess of the amount in Reais equivalent to US$20,000,000.00 (twenty million U.S. Dollars) or in excess of an amount equal to one percent (1%) of the net worth of the Company as determined in its latest annual balance sheet or quarterly financial statements, whichever is greater; and

(q)          the approval of any change in the Company's dividend policy.

First Paragraph - In case a resolution to be taken by the corporate bodies of companies controlled by the Company or companies of which the Company elect its directors or executive officers, the Board of Directors shall instruct the vote to be cast by the members elected or appointed by the Company to those corporate bodies if the matter of such resolution refers to the items (n), (o) and (p) of this Article, being the parameters referred therein calculated in accordance with the latest annual balance sheet or quarterly financial statements of such controlled or invested companies.

Second Paragraph - The Board of Directors shall approve a policy for related party transactions and may establish limits, authority and specific procedures for the approval of such transactions.

Section II

Management’s Auxiliary Bodies

ARTICLE 19 – The Company shall have as support body to the Board of Directors an Audit Committee composed of at least three (3) and no more than five (5) members, of which two (2), at least, shall be external and independent members (“External Members”), subject to the provisions of Article 21 and the Chapter V of these Bylaws.

First Paragraph - The members of the Audit Committee shall be elected by the Board of Directors and meet all the applicable independency requirements as set forth in the rules of the Securities and Exchange Commission.

Second Paragraph - The External Members of the Audit Committee shall fulfill the following prerequisites:

(a)       not be a member of the Board of Directors of the Company or of its controlled companies; and

(b)       have knowledge or experience in auditing, controls, accounting, taxation or the rules applicable to publicly-held companies, as concerns the adequate preparation of their financial statements.

ARTICLE 20 – The members of the Audit Committee shall be elected by the Board of Directors for a term of office of two (2) years, with reelection being permitted for successive terms.

First Paragraph - During their term of office, the members of the Audit Committee may not be replaced except for the following reasons:

(a)       death or resignation;

(b)       unjustified absence from three (3) consecutive meetings or six (6) alternate meetings per year; or

(c)       a substantiated decision of the Board of Directors.

Second Paragraph - In the event of a vacancy in the Audit Committee, the Board of Directors shall elect a person to complete the term of office of the replaced member.

Third Paragraph -The Audit Committee shall:

(a)       propose to the Board of Directors the nomination of the independent auditors as well as their replacement;

(b)       review the management report and the financial statements of the Company and of its controlled companies, and provide the recommendations it deems necessary to the Board of Directors;

(c)       Review the quarterly financial information and the periodic financial statements prepared by the Company;

(d)       assess the effectiveness and sufficiency of the internal control structure and of the internal and independent audit processes of the Company and of its controlled companies, including in relation to the provisions set forth in the Sarbanes-Oxley Act, submitting the recommendations it deems necessary for the improvement of policies, practices and procedures;

(e)       provide its opinion, upon request of the Board of Directors, with respect to the proposals of the management bodies, to be submitted to the Shareholders’ Meetings, relating to changes to the capital stock, issuance of debentures or warrants, capital budgets, dividend distribution, transformation, merger, amalgamation or spin-off; and

(f)        provide its opinion on the matters submitted to it by the Board of Directors, as well as on those matters it determines to be relevant.

ARTICLE 21 – In the event the Fiscal Council is established as set forth in Law 6,404/76 and in Chapter V below, the Audit Committee shall maintain its functions, subject to the powers granted to the Fiscal Council by law.

ARTICLE 22 – The Board of Directors may constitute other Committees and decides their composition, which shall have the function of receiving and analyzing information, elaborating proposals or making recommendations to the Board of Directors, in their specific areas, in accordance with their internal regulations to be approved by the Board of Directors.

Sole Paragraph - The members of the Committees created by the Board of Directors shall have the same duties and liabilities as the managers.

Section III

Executive Board

ARTICLE 23 - The Executive Board shall be composed of at least two (2) and no more than fourteen (14) members, shareholders or not, resident in Brazil, appointed and removed by the Board of Directors, being necessarily appointed one (1) as the Chief Executive Officer, one (1) Investor Relations Executive Officer and the others Vice Chief Executive Officers and Officers.

ARTICLE 24 - The Executive Officers shall be in charge of the general duties set forth in these bylaws and those establish by the Board of Directors and shall keep mutual cooperation among themselves and assist each other in the performance of their duties and functions.

First Paragraph – The duties and titles of each Executive Officer shall be established by the Board of Directors.

Second Paragraph - In the event of absences, occasional impairments and vacancy, the Executive Officers shall be replaced in the following manner:

(a)       in the event of absences and occasional impairments of the CEO, he shall be replaced by other Executive Officer indicated by him and in the event of permanent vacancy, the Board of Directors shall appoint the CEO’s substitute within thirty (30) days, who shall complete the term of office of the CEO;

(b)       in the event of absences and occasional impairments of the remaining Executive Officers, they shall be replaced by the CEO and, in the event of permanent vacancy, the Board of Directors shall appoint the Executive Officer’s substitute within fifteen (15) days, who shall complete the term of office of the substituted Executive Officer.

ARTICLE 25 - The Executive Board shall meet upon call of its CEO or of half of its Executive Officers in office.

Sole Paragraph - The minimum quorum required for the installation of a meeting of the Executive Board is the presence of at least one-third (1/3) of the Executive Officers in office at such time. The resolutions of the Executive Board shall be approved by the majority of the votes. In the event of a tie in connection of any matter subject to the Executive Officers approval, such matter shall be submitted to the Board of Directors.

ARTICLE 26 - In addition to the duties that may be attributed to the Executive Board by the General Shareholders’ Meeting and by the Board of Directors, and without prejudice to the other legal duties, the Executive Board shall have the power to:

(i)            manage the Company’s business and ensure compliance with these bylaws;

(ii)           ensure that the Company’s purpose is duly performed;

(iii)          approve all plans, programs and general rules of operation, management and control for the development of the Company, in accordance with the guidelines determined by the Board of Directors;

(iv)         prepare and submit to the Annual Shareholders’ Meeting a report on the corporate business activities, including the balance sheet and financial statements required by law for each fiscal year, as well as the respective opinions of the Fiscal Council, as the case may be;

(v)          guide all Company's activities under the guidelines set forth by the Board of Directors and appropriate to the fulfillment of its purposes;

(vi)         suggest investment and operating plans or programs to the Board of Directors;

(vii)        authorize the opening and closing of branches, agencies or depots and/or institute delegations, offices and representations in any location of the national territory or abroad;

(viii)       render an opinion on any matter to be submitted to the Board of Directors approval; and

(ix)         develop and carry out, jointly with the Board of Directors, the Employee Profit Sharing Program.

ARTICLE 27 – The Chief Executive Officer, in particular, is entitled to:

(a)          plan, coordinate, conduct and manage all Company’s activities, as well as perform all executive and decision-making functions;

(b)          carry out the overall supervision of all Company’s activities, coordinating and guiding the other Executive Officers’ activities;

(c)          call and install the meetings of the Executive Board;

(d)          coordinate and conduct the process of approval of the annual/multi-annual budget and of the investment and expansion plans together with the Board of Directors; and

(e)          suggest functions and respective candidates for the Executive Officers positions of the Company and submit such suggestion to the Board of Directors approval.

ARTICLE 28 - It is incumbent upon the Executive Officers to assist and support the CEO in the administration of the Company, in accordance with duties determined by the Board of Directors and perform all acts necessary for the regular Company’s activities, as long as these acts have been duly authorized by the Board of Directors.

ARTICLE 29 - The Executive Officers shall represent the Company actively and passively, in court and outside courts and before third parties, performing and signing all acts that result in obligations to the Company.

First Paragraph – For the granting of powers-of-attorney, the Company shall be represented by two (2) Executive Officers, acting jointly, and all powers-of-attorney shall a validity term, except for powers-of-attorney granted for judicial purposes, in addition to the description of the powers granted which may cover any and all acts, including those related to banking operations;

Second Paragraph - In case of acts that entail any kind of acquisition, sale, disposal or creation of any lien on any Company’s asset, including any real estate, as well as, for the granting of powers-of-attorney for the practice of such acts, the Company is required to be represented jointly by three (3) Executive Officers of whom one must always be the CEO and the others Executive Officers to be appointed by the Board of Directors.

Third Paragraph - The Company shall be considered duly represented:

(a)       jointly by two Executive Officers;

(b)       jointly by one Executive Officer to be appointed by the Board of Directors, and an attorney-in-fact, when so determined by the respective power-of-attorney and in accordance with the powers contained therein;

(c)       jointly by two attorneys-in-fact, when so determined by the respective power of attorney and in accordance with the powers contained therein;

(d)       solely by an attorney-in-fact or Executive Officer, in specific cases, when so determined by the respective power of attorney and in accordance with the powers contained therein.

CHAPTER V

FISCAL COUNCIL

ARTICLE 30 – The Company shall have a Fiscal Council that shall operate on a non-permanent basis, being installed by the General Meeting, as provided for by law.

First Paragraph - The members of the Fiscal Council and their alternates shall occupy their positions up to the first Annual Shareholders' Meeting held after their respective appointments, reelection permitted.

Second Paragraph – At their first meeting, the members of the Fiscal Council shall elect its Chairman, who shall be responsible for enforcing the committee’s resolutions.

Third Paragraph - The Fiscal Council may request the Company to appoint qualified personnel to provide administrative and technical support.

ARTICLE 31 - The Fiscal Council shall be composed of no less than three (3) and up to five (5) effective members and the same number of alternates, residents in the country, shareholders or not, all of them qualified in accordance with the legal provisions.

First Paragraph – In the case of absence of impediment, the members of the Fiscal Council shall be replaced by their respective alternates.

Second Paragraph - In addition to cases of death, resignation, dismissal and other cases provided for by law, the position of the member shall be considered vacant when the member of the Fiscal Council is absent, without just cause, at two (2) consecutive meetings or three (3) non-consecutive meetings in the course of the year.

Third Paragraph - In the event of vacancy of the position of Fiscal Council member, if there is no alternate member, a General Meeting will be called to elect a member for the vacant position.

ARTICLE 32 - The Fiscal Council shall have the powers and duties conferred upon it by law and the Internal Regulation of the Fiscal Council.

First Paragraph - The Fiscal Council holds quarterly general meetings and extraordinary meetings whenever necessary.

Second Paragraph - Meetings are called by the Chairman of the Fiscal Council on his own initiative or per written request of any of its members.

Third Paragraph - The resolutions of the Fiscal Council shall be made by absolute majority vote of those in attendance. In order for a meeting to be instituted, the majority of the members must be present.

Fourth Paragraph - The members of the Fiscal Council shall participate in the committee’s meetings by telephone or video conference call, or any other electronic means of communication, and shall be considered present at the meeting. Immediately after the meeting is over, the members must confirm their votes through a written declaration sent to the Chairman of the Fiscal Council by conventional mail, fax, or electronic mail. Upon receipt, the Chairman of the Fiscal Council shall be empowered to sign the minutes of the meeting on behalf of its members.

ARTICLE 33 - The compensation of the members of the Fiscal Council shall be fixed by the General Shareholders' Meeting in which they are appointed, with due observance of the legal limit.

CHAPTER VI

CORPORATE YEAR AND FINANCIAL STATEMENTS

ARTICLE 34 - The fiscal year ends on December 31 of each year, when the balance sheet and financial statements required by applicable law shall be prepared.

ARTICLE 35 - The Company may, at the discretion of the Executive Board, prepare quarterly or semi-annual balance sheets.

CHAPTER VII

PROFIT DESTINATION

ARTICLE 36 – Upon the preparation of the balance sheet, the following rules shall be observed with respect to the distribution of the profits:

(i)                   from the profits of the fiscal year shall be deducted, before any allocation of net income, the accumulated losses and the provision of the income tax;

(ii)                 After deducting the portions described in item I above, the portion to be distributed in the form of employee profit sharing shall be deducted, as determined by the Board of Directors, in compliance with the Profit Sharing Program and under the terms and according to the limits provided in items "j" and "k" of Article 18 herein;

(iii)                in due compliance with the terms and limits established in paragraphs of Article 152 of Law No. 6,404/76 and the limit established in item “k” of Article 18 herein, the amount corresponding to the managers in the Company’s profits shall be deducted, as determined by the Board of Directors, in compliance with the Profit Sharing Program;

(iv)                the remaining net profits shall have the following destination:

(a)       5% (five per cent) shall be allocated to the legal reserve fund until such reserve reaches the limit of 20% (twenty per cent) of the Capital Stock;

(b)       amounts to the formation of the reserve for contingencies reserve, if so decided by the General Shareholders’ Meeting;

(c)       25% (twenty five per cent) shall be allocated to the payment of the mandatory dividends pursuant to First Paragraph below, in accordance with the provisions contained in first and second paragraphs of Article 5 herein;

(d)       the profit not provisioned in the reserve described in Second Paragraph below and not allocated in accordance with the provisions of Article 196 of Law No. 6404/76 shall be distributed as additional dividends.

First Paragraph –The mandatory dividends shall be calculated and paid in accordance with the following rules:

(a)       the basis for calculation of the dividends payable shall be the net profit of the fiscal year, less the amounts allocated to the legal reserve and the contingency reserves and plus the amount obtained from the reversion of the reserves of contingencies formed in the previous fiscal year;

(b)       the payment of the dividend calculated in accordance with the provisions of the previous item may be limited to the amount of the net profit effectively realized of the fiscal year for that has ended pursuant to the law, provided that the difference is registered as reserve for profits to be realized;

(c)       the profits registered in the reserve for profits to be realized, when accrued and if such profits have not been absorbed by the losses in the subsequent fiscal years, shall be increased to the first declared dividends after such realization.

Second Paragraph – It is hereby created, the Reserve for Expansion, which purpose shall ensure resources for financing additional investments in fixed assets and working capital and to which shall be allocated up to 100% of the remaining profits after the deductions and destinations established in items "a", "b" and "c" of item IV above. The total amount provisioned in such reserve shall nor exceed the total amount of the Company’s Capital Stock.

Third Paragraph - If duly authorized by the Board of Directors, the Company may elect to distribute interim dividends, ad referendum by the General Shareholders’ Meeting.

Fourth Paragraph - The Company may elect to pay or credit interests as remuneration of its own capital calculated on the accounts of the net worth, in due observance of the rate and limits determined by law

ARTICLE 37 – The amount of dividends shall be placed at the shareholders disposition within a maximum term of sixty (60) days as from the date of their allotment, and may be monetarily adjusted, if so determined by the Board of Directors, subject to the applicable legal provisions.

ARTICLE 38 - The financial statements and accounts of the Company shall be audited on an annual basis by internationally recognized independent accountants.

CHAPTER VIII

LIQUIDATION

ARTICLE 39 – The Company shall be liquidated in the cases provided by law, and the General Shareholders’ Meeting shall determine the form of liquidation, appoint the liquidator and the members of the Fiscal Council, which shall operate during the liquidation, and establish their compensation.

CHAPTER IX

FINAL PROVISIONS

ARTICLE 40 – The values in U.S. Dollars mentioned herein shall be exclusively used as reference for monetary update and shall be converted into Reals using the average exchange rate for the U.S. Dollar published by the Central Bank of Brazil.

ARTICLE 41 - The cases not regulated in these bylaws shall be solved in conformity with current applicable legislation.

ARTICLE 42 - The present bylaws shall come into effect as of the date of its approval by the General Shareholders Meeting.”

EXHIBIT II

DETAILED REPORT OF ORIGIN AND JUSTIFICATION OF THE PROPOSED AMENDMENT

The proposal submitted hereby aims at reflecting the capital increases occurred in 2015, within the limits of the authorized capital, as a consequence of the exercise of stock options by the beneficiaries within the scope of the stock option plans, as approved by the Board of Directors at meetings held on the following dates:

#	RCA Date	Increase Value	Number of issued PNs	Amended Corporate Capital
1	02.24.16	R$ 240,431.90	7,385	R$ 6,806,369,788.69
2	03.22.16	R$ 105,148.26	2,872	R$ 6,806,474,936.95

EXHIBIT III

COMPARATIVE CHART

Current wording	Proposed wording	Compared wording	Economic or legal effects

ARTICLE 4 - The Company’s capital stock is R$ 6,806,129,356.79 (six billion, eight hundred and six million, one hundred and twenty-none thousand, three hundred and fifty-six reais and nine cents), fully paid in and divided in 265.701.713 (two hundred and sixty-five million, seven hundred and one thousand, seven hundred and thirteen) shares, with no par value, out of which 99,679,851 (ninety-nine million, six hundred and seventy-nine thousand and eight hundred and fifty-one) are common shares and 166,021,862 (one hundred and sixty-six million, twenty-one thousand, eight hundred and sixty-two) are preferred shares.

ARTICLE 4 - The Company’s capital stock is R$ 6,806,474,936.95 (six billion, eight hundred and six million, four hundred and seventy-four thousand, nine hundred and thirty-six reais and ninety-five cents), fully paid and divided in 265,711,970 (two hundred and sixty-five million, seven hundred and eleven thousand, nine hundred and seventy) shares, with no par value, out of which 99,679,851 (ninety-nine million, six hundred and seventy-nine thousand and eight hundred and fifty-one) are common shares and 166,032,119 (one hundred and sixty-six million, thirty-two thousand, one hundred and nineteen) are preferred shares.

FORMER

ARTICLE 4 - The Company’s capital stock R$ 6,806,129,356.79 (six billion, eight hundred and six million, one hundred and twenty-none thousand, three hundred and fifty-six reais and nine cents), fully paid in and divided in 265.701.713 (two hundred and sixty-five million, seven hundred and one thousand, seven hundred and thirteen) shares, with no par value, out of which 99,679,851 (ninety-nine million, six hundred and seventy-nine thousand and eight hundred and fifty-one) are common shares and 166,021,862 (one hundred and sixty-six million, twenty-one thousand, eight hundred and sixty-two) are preferred shares.

NEW

ARTICLE 4 - The Company’s capital stock is R$ 6,806,474,936.95 (six billion, eight hundred and six million, four hundred and seventy-four thousand, nine hundred and thirty-six reais and ninety-five cents), fully paid and divided in 265,711,970 (two hundred and sixty-five million, seven hundred and eleven thousand, nine hundred and seventy) shares, with no par value, out of which 99,679,851 (ninety-nine million, six hundred and seventy-nine thousand and eight hundred and fifty-one) are common shares and 166,032,119 (one hundred and sixty-six million, thirty-two thousand, one hundred and nineteen) are preferred shares.

Amendment to clause to reflect the capital increases in February and March 2016, within the authorized capital limit, by virtue of the exercise of the stock options by the beneficiaries in the context of the stock option plans, as approved by the Board of Directors.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: April 25, 2016	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.